As filed with the Securities and Exchange Commission on August 7, 2006.
Registration No. 333-135913

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Qimonda AG
(Exact name of registrant as specified in its charter)

Federal Republic of Germany	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Gustav-Heinemann-Ring 212
81739 Munich, Germany
+(49)(89) 234-20390
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
Qimonda North America Corp.
Attn: General Counsel
1730 North First Street
San Jose, California 95112
+1(408) 501-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Ward A. Greenberg, Esq. Cleary Gottlieb Steen & Hamilton LLP Main Tower, Neue Mainzer Strasse 52 60311 Frankfurt Am Main, Germany +(49)(69) 9 71 03-0	J. Warden McKimm, Esq. Shearman & Sterling LLP Broadgate West 9 Appold Street London EC2A 2AP, United Kingdom +(44)(20) 7655 5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Proposed Maximum	Amount of
to be Registered	Aggregate Offering Price(1)	Registration Fee(4)

Ordinary Shares, no par value, offered by the Registrant(2)	$756,000,000	$80,892

Ordinary Shares, no par value, offered by Infineon Technologies AG (2)(3)	$548,100,000	$58,647

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933. Registration fee has previously been paid in connection with the initial filing of this Registration Statement.

(2)	Each American depositary share represents one ordinary registered share. American depositary shares issuable upon deposit of the ordinary registered shares registered hereby are being registered pursuant to a separate Registration Statement on Form F-6.

(3)	Includes up to 9,450,000 ordinary shares represented by 9,450,000 American depository shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(4)	Registration fee has previously been paid in connection with the initial filing of this Registration Statement.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 7, 2006
Qimonda AG
63,000,000 American Depositary Shares
Representing 63,000,000 Ordinary Shares

        This is an initial public offering of 63,000,000 American Depositary Shares, or ADSs, of Qimonda AG, a German stock corporation. The ADSs may be evidenced by American Depositary Receipts, or ADRs. Each ADS will represent one ordinary share. Qimonda is offering 42,000,000 ADSs and Infineon Technologies AG is offering 21,000,000 ADSs to the public in the United States and to institutional investors outside of the United States.
      Prior to this offering, there has been no public market for the shares or ADSs. It is currently estimated that the initial public offering price will be between $16 and $18 per ADS. Qimonda intends to list the ADSs on the New York Stock Exchange under the symbol “QI”.
       See “Risk Factors” beginning on page 10 to read about factors you should consider before buying ADSs.

       Neither the Securities and Exchange Commission nor state securities regulators have approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Qimonda AG	$	$
Proceeds, before expenses, to Infineon Technologies AG	$	$
      To the extent the underwriters sell more than 63,000,000 ADSs, the underwriters have the option to purchase up to an additional 9,450,000 ADSs from Infineon Technologies AG at the initial public offering price less the underwriting discount.

      The underwriters expect to deliver the ADSs against payment in New York, New York on or about                    , 2006.

Credit Suisse	Citigroup	JPMorgan

ABN AMRO Rothschild LLC	Deutsche Bank Securities	HVB Capital Markets, Inc.

Prospectus dated                    , 2006.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where sale of these securities is legally permitted. The information in this document may only be accurate on the date of this document.
      In this prospectus, references to:

•	“our company” refer to Qimonda AG;

•	“we”, “us”, “Qimonda AG” or “Qimonda” refer to Qimonda AG and, unless the context otherwise requires, to our subsidiaries and our predecessor, the former Memory Products segment of Infineon;

•	“Infineon” refers to Infineon Technologies AG, a German stock corporation and, unless the context otherwise requires, to its subsidiaries; and

•	the “Infineon Group” refers to Infineon and Infineon’s subsidiaries, including Qimonda prior to the carve-out but excluding Qimonda after the carve-out described herein.
      Until           , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our ADSs. You should carefully read this entire prospectus, including the section entitled “Risk Factors” and our combined financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Special terms used in the semiconductor industry are defined in the glossary.
Our Company
      We are one of the world’s leading suppliers of semiconductor memory products. We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. We began operations within the Semiconductor Group of Siemens AG, whose roots in semiconductor R&D and manufacturing date back to 1952, and operated as the Memory Products segment of Infineon Technologies AG since its carve-out from Siemens AG in 1999. In each of the past five years, we captured between 9% and 15% of the worldwide DRAM market based on revenues, according to industry research firm Gartner. Although our market share fluctuates, and we may lose market share quarter-to-quarter or year-to-year as we did in the fourth quarter of the 2005 calendar year and in 2005 overall, in each of those five years, we remained among the four largest DRAM suppliers worldwide based on revenues. For the first time in the quarter ended March 31, 2006, we were the world’s second largest supplier of DRAM by revenue, with a market share of approximately 17%, according to Gartner.
      Our principal products are DRAM components and modules for use in a wide range of electronic products. Our DRAM products include standard DRAMs for use in personal computers, notebooks and workstations as well as a growing range of technologically more advanced DRAMs for use in infrastructure, graphics, mobile and consumer applications. Our infrastructure DRAMs address the high reliability requirements of servers, networking and storage equipment, our graphics DRAMs deliver advanced performance to graphics cards and game consoles, and our mobile and consumer DRAMs provide low power consumption benefits to mobile phones, digital audio players, televisions, set-top boxes, DVD recorders and other consumer electronic devices. We also have a small NAND-compatible flash memory business and are focusing on research and development in this area.
      The memory products business of Infineon, substantially all of which Infineon has contributed to us, has a long-standing reputation as a supplier of high quality DRAMs, and we believe we will be able to build upon this reputation as a stand-alone entity. We serve a global base of customers, many of which are among the world’s largest suppliers of computers and electronic devices. Our current principal customers include major computing original equipment manufacturers, or OEMs, most prominently HP, Dell, IBM, Sun Microsystems and Sony. To expand our customer coverage and breadth, we also sell a wide range of products to memory module manufacturers that have diversified customer bases, such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of our product portfolio, especially into graphics applications, we have added customers with a strong focus on enabling these applications, such as nVidia and ATI.
      We have invested significant capital in the development of leading process technologies and modern manufacturing capacity. We have established a number of strategic alliances for research and development, as well as for manufacturing in order to improve the economies of scale and the capital efficiency of our business model. We have access to several front-end and back-end manufacturing facilities worldwide, including our own, our strategic partners’ and our back-end subcontract manufacturers’. We operate these facilities as a coherent unit using our “fab cluster” concept, which enables us to share manufacturing best practice and gain operational flexibility through customer qualification of our entire cluster of fabs.
      Our net sales in our financial year ended September 30, 2005 were €2,825 million, of which 56% were from standard DRAM products, 34% were from infrastructure, graphics, mobile and consumer DRAM products and the remainder primarily consisted of flash memory products and technology licensing revenues. Our EBIT (which we define as net income plus interest expense and income taxes) during that period was €111 million and our net income was €18 million. Our net sales for the six months ended March 31, 2006 were

€1,606 million, of which 52% were from standard DRAM products, 44% were from infrastructure, graphics, mobile and consumer DRAM products and the remainder primarily consisted of flash memory products and technology licensing revenues. Our EBIT during that period was a loss of €102 million and our net loss was €136 million.
      We operate in the semiconductor memory industry, which is one of the largest segments of the overall semiconductor industry. According to the industry research firm Gartner, DRAM represented the largest portion of the memory semiconductor industry in 2005, followed by flash memory. DRAM sales in calendar year 2005 were $25 billion, and Gartner estimates DRAM revenues will reach $34 billion in calendar year 2010, representing a compound annual growth rate, or CAGR, of 6%. Gartner also expects DRAM bit shipments to grow at a CAGR of 53% over the same period, driven in part by increased penetration of DRAM in new applications including mobile and consumer devices. Underlying this expected bit growth is Gartner’s belief that DRAM content in traditional DRAM applications, primarily computing devices, will also continue to increase and that sales of DRAM-containing products will grow strongly in emerging markets such as China and India.
Our Strengths
      We believe that we are well positioned to benefit from the projected growth in the semiconductor memory industry and to remain at its technological forefront. We consider our key strengths to include the following:

•	We are a leading supplier of DRAM products. We were among the four largest DRAM suppliers, which together accounted for 77% of the global DRAM market, in calendar year 2005, according to Gartner. We have grown our operations and market share significantly over the last decade and we believe our size and scale will enable us to continue to improve our competitive position.

•	We are among the leaders in the transition to manufacturing on 300mm wafers. We were among the first DRAM suppliers to transition a substantial portion of our manufacturing to 300mm technology and we currently manufacture a higher portion of the DRAM bits we ship using 300mm wafers than our major competitors. We believe this early transition will enable us to accelerate reduction of our costs per bit and will enhance our competitive position.

•	Our proprietary “trench” architecture possesses advantageous physical characteristics we can exploit now. We believe that our proprietary “trench” architecture possesses physical characteristics that we can exploit during the current and next several technology nodes to yield advantages over the various alternative “stack” architectures. In particular, the larger capacitors featured in trench architecture can be used to design DRAM products with high performance or low power consumption characteristics. We believe these advantages are driving our current strong growth in graphics, mobile and consumer DRAM applications.

•	We are a leading developer of semiconductor process technologies and an active innovator. We expect that our accumulated experience should enable us to accelerate our feature size shrinkage to the 75nm node giving us scope to develop and produce innovative products such as DDR3 DRAM products. If we are successfully able to ramp up our manufacturing yield on this node, we will be able to further reduce our cost per bit.

•	Our business model leverages strong strategic alliances. We believe that we use capital-efficient strategic alliances to augment our front- and back-end manufacturing capacity to a greater extent than our competitors. We believe that our strategic alliances enable us to benefit from significant economies of scale at a reduced level of capital expenditures, and help us increase our operating flexibility by reducing our fixed costs.

Our Strategy
      In formulating our strategy, we aim to leverage our key strengths to address our target markets and emerging opportunities that we have identified. The key elements of our strategy include the following:

•	Improve our average selling price by increasing our focus on DRAM products for advanced infrastructure, graphics, mobile and consumer applications. We plan to continue leveraging our proprietary trench technology over the next several technology nodes and our enhanced application- and customer-specific product development capabilities to introduce products aimed at market segments that we believe represent significant growth opportunities and command higher and more stable prices per bit. We believe that these efforts will help us improve our blended average selling price and reduce volatility of our operating results.

•	Leverage our technology leadership and increase our presence in low cost regions to continue to reduce unit costs. We intend to remain ahead of our major competitors in the transition to 300mm manufacturing technology and in realizing associated benefits of reduced unit costs. We are also seeking to complete the introduction of our 75nm technology node on the accelerated timetable we have met so far and to successfully ramp up manufacturing yield on this node, which would enable us to derive unit cost improvements. Further, we expect our focus in Asia to remain a key part of our strategy as we seek further opportunities to reduce our fixed and variable production costs.

•	Improve profitability and return on capital throughout our industry’s business cycle. We believe that the average selling price improvement and unit cost reduction strategies outlined above will help us significantly improve our profitability and stability of our operating results. We plan to continue to focus on strategic alliances to optimize our capital efficiency and we believe that this capital efficiency, combined with our targeted profitability, will enable us to significantly improve our return on capital employed.
Our Carve-Out From Infineon
      Effective May 1, 2006, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its former Memory Products segment to us. The Memory Products operations in Korea and Japan have not yet been contributed and will be held in trust for us by Infineon pending their contribution and transfer. They are governed by an agreement between us and Infineon under which sales and development personnel in the region act on Qimonda’s behalf. In addition, while Infineon’s investment in the Inotera joint venture and Infineon’s investment in the Advanced Mask Technology Center (AMTC) in Dresden have been contributed to us, the legal transfer of these investments is not yet effective. In the case of Inotera, Taiwanese legal restrictions are delaying the legal transfer. In the case of Infineon’s investment in AMTC, Infineon’s co-venturers have not yet consented to the transfer of the AMTC interest, although pursuant to the AMTC limited partnership agreement, such consent may not be unreasonably withheld. Infineon is obligated under the contribution agreement and a separate trust agreement with us to hold title to the Inotera shares in trust for us and exercise shareholder rights (including board appointments and voting) at our instructions. Infineon’s investment in AMTC is being held by Infineon for our economic benefit pursuant to the contribution agreement. For as long as Infineon holds our interest in Inotera and AMTC, we must exercise our shareholder rights with respect to these investments through Infineon, which is a more cumbersome and less efficient method of exercising these rights than if we held the interest directly. We do not expect these administrative complexities to have a material adverse effect on our business, financial condition and results of operations.
      We believe that our carve-out and legal separation from Infineon will allow us and our investors to realize the following benefits:

•	increased market responsiveness through an exclusive focus on the memory products business;

•	direct access to a distinct investor base;

•	incentives for our employees directly tied to our own performance; and

•	increased flexibility to pursue strategic cooperations.
      Upon conclusion of this offering, Infineon will be our largest shareholder, with a direct and indirect shareholding of 81.6%, assuming the underwriters do not exercise their over-allotment option. Infineon has advised us that it does not anticipate owning a majority of our shares over the long term. The temporary majority ownership by Infineon permits us to use the entire intellectual property umbrella as well as other benefits from contracts between the Infineon group of companies and third parties. Infineon has already begun to re-negotiate or establish intellectual property cross-licensing and other contractual relationships with third parties for our benefit.
      We have entered into agreements with Infineon with respect to various interim and ongoing relationships between the two groups. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. See “Arrangements between Qimonda and the Infineon Group.”
Our Risks and Challenges
      Our business is subject to many material risks and challenges that we describe in “Risk Factors” and elsewhere in this prospectus. If any of these risks materialize or we are unable to overcome these challenges, we may fail to achieve our strategic goals, and our business, financial condition or results of operations could suffer. Our key risks and challenges include the following:

•	The highly cyclical and competitive nature of the DRAM industry in which we operate and the pace of technological advancement. Our results may be affected by cyclical fluctuations of the DRAM industry, including periods of oversupply and rapid declines in DRAM prices. Our competitive position may deteriorate if we fail to keep pace with the continuous advances in memory design and manufacturing technologies. Even as we exploit the advantages of one technology, we must at the same time develop improvements to that technology or alternative technologies if we are to keep up with our competitors.

•	Potential loss of benefits from our strategic alliances and “fab cluster”. Because we do not have sole control of our strategic alliances and foundry partnerships, we are exposed to risks through these arrangements, such as our partners’ having potential financial difficulties or disagreements with our partners. In some cases political and economic risks may be higher in the countries where these ventures are located than in the countries where we operate our own manufacturing facilities. If these risks materialize, we could lose the benefits of these relationships, on which our strategy relies heavily, or these relationships could be terminated altogether.

•	Potential adverse consequences of our carve-out from Infineon. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone company. We may be unable to achieve the increased market responsiveness and flexibility we believe the carve-out will bring. If Infineon were to cease to be our majority shareholder, we might lose rights to intellectual property arrangements and ownership of the shares of our Inotera joint venture may revert to Infineon. Further, conflicts of interest could arise between us and Infineon and we may not be able to resolve these conflicts on favorable terms for us.
      Our net loss for the six months ended March 31, 2006 was €136 million and our net income for the six months ended March 31, 2005 was €122 million. We may incur substantial losses in future periods and our results may continue to be very volatile from period to period.
      You should refer to the section entitled “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon,” beginning on page 28, for a more complete discussion of these risks and challenges.

Company Information
      We were registered in the commercial register of the local court of Munich on May 25, 2004 as Invot AG, a German stock corporation and wholly-owned subsidiary of Infineon Technologies AG, under number HRB 152545. We changed our name to Qimonda AG on April 6, 2006. Our principal executive offices are located at Gustav-Heinemann Ring 212, 81739 Munich, Germany, and our telephone number is +(49)(89)234-20390. Our website is http://www.qimonda.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus.

The Offering

ADSs offered by Qimonda:	42,000,000 ordinary shares in the form of American Depositary Shares, or ADSs.

ADSs offered by Infineon:	21,000,000 ordinary shares in the form of ADSs.

Public offering price:	We currently estimate that the initial public offering price will be between $16 and $18 per ADS.

The offering:	The offering consists of a public offering made by this prospectus in the United States and an offering to institutional investors outside the United States.

American Depositary Shares:	The underwriters will deliver our shares in the form of ADSs. Each ADS, which may be evidenced by an American Depositary Receipt, or ADR, represents an ownership interest in one of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary, Citibank, N.A., will be the holder of the ordinary shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares”. We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part. We are offering ADSs so that our company can be quoted on the New York Stock Exchange and investors will be able to trade our securities and receive dividends on them in U.S. dollars if they wish.

Depositary:	Citibank, N.A.

Custodian:	Citibank AG, Frankfurt

Over-allotment option:	If the underwriters exercise the over-allotment option described in this prospectus under the heading “Underwriting”, Infineon may sell up to an additional 9,450,000 ordinary shares in the form of ADSs. Unless otherwise indicated, all information in this prospectus assumes the over-allotment option has not been exercised.

Shares outstanding after the offering:	342,000,000 ordinary shares.

Use of proceeds:	We expect the net proceeds to us from this offering, after expenses, to be approximately $684 million (€546 million). We currently intend to use the net offering proceeds we expect to receive from this offering to finance investments in our manufacturing facilities and for research and development. We plan to invest between €300 million and €350 million to expand our manufacturing capacity and improve our manufacturing efficiency, primarily at our 300mm manufacturing facility in Richmond, Virginia, and to a lesser extent at our backend facilities in Porto, Portugal and Suzhou, China. We plan to invest up to approximately €100 million for capacity upgrades at our 300mm manufacturing facility in Dresden, Germany. We expect to invest the remaining net offering proceeds in equipment for technology and product research and development at our R&D locations in Dresden, Germany and Xi’an, China and our R&D locations in North America. We anticipate that it will take us approximately one year to make these investments. Pending application of the proceeds, we intend to invest them in short term liquid investments. We plan to manage the exchange rate risk arising from these short term investments using currency market instruments. We will not receive any proceeds from the sale of ADSs by Infineon.

Lock up:	We, and our shareholders, Infineon and Infineon Technologies Investment B.V., have agreed that, subject to several exceptions, for a period of 190 days from the date of this prospectus, we and they will not, without the prior written consent of each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc., dispose of or hedge any of our shares or ADSs or securities which are convertible or exchangeable into these securities. Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares or ADSs may include the length of time before the lock-up expires, the number of shares or ADSs involved, the reason for the requested release, market conditions, the trading price of our ADSs and historical trading volumes of our ADSs.

Dividend policy:	We have not declared any cash dividends on our ordinary shares and have no present intention to pay dividends in the foreseeable future. See “Dividend Policy” for a discussion of the factors that will affect the determination by our Supervisory and Management Boards to declare dividends, as well as other matters concerning our dividend policy.

Risk factors:	See “Risk Factors” and the other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

Proposed New York Stock Exchange symbol:	“QI”

Summary Combined Financial Data
      The following table presents summary historical combined financial data for the periods indicated. We derived the summary combined financial data as of and for the years ended September 30, 2004 and 2005 from our combined financial statements for those years. These combined financial statements have been audited by our independent registered public accounting firm, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, whom we refer to as KPMG, and are included elsewhere in this prospectus. We derived the summary combined financial data as of and for the year ended September 30, 2003 from our unaudited combined financial statements for that year. We derived the summary combined financial data as of and for the six months ended March 31, 2005 and 2006 from our unaudited combined financial statements for those periods which are included elsewhere in this prospectus. In the opinion of our management, these unaudited combined financial statements include all adjustments necessary to present fairly the financial information for the period they represent.
      We have been a segment of Infineon for all of the periods indicated. Infineon did not allocate most non-operating financial statement line items among its segments during that time. We have not prepared complete summary combined financial data reflecting these items as of and for the financial years ended September 30, 2001 and 2002 because of the significant cost and effort involved with properly preparing, compiling and verifying all the financial information needed to present our complete results of operations and financial position as a stand-alone company for periods so long ago. We derived the summary financial data for the financial years ended September 30, 2001 and 2002 from Infineon’s reported data of its Memory Products segment for these periods. This financial data was prepared in accordance with U.S. GAAP and on a basis consistent with the financial data for the later periods we have presented.
      Infineon contributed our business to our company on May 1, 2006. We refer to this contribution as our carve-out. Our combined financial information for all periods before the date of our carve-out from Infineon may not be representative of what our results would have been had we been a stand-alone company during any of those periods. In addition, historical results are not necessarily indicative of the results that you may expect for any future period.
      In particular, the combined financial statements do not reflect estimates of one-time and ongoing incremental costs required for us to operate as a separate company. Infineon allocated to our company costs it incurred relating to research and development, logistics, purchasing, selling, information technology, employee benefits, general corporate functions and other costs. General corporate functions include accounting, treasury, tax, legal, executive oversight, human resources and other services. These and other allocated costs totalled €185 million for the first six months of 2006, €148 million for the first six months of 2005, €305 million for our 2005 financial year and €387 million for our 2004 financial year. Following the carve-out, we have assumed responsibility for substantially all of these items, subject to Infineon’s continued provision of some of these services pursuant to service agreements. These agreements are described in “Arrangements between Qimonda and the Infineon Group”. Had we been incurring these costs directly during these periods, they may have been materially different than the allocated amounts in the combined financial statements.

							As of and for the six months
	As of and for the financial year ended September 30,						ended March 31,

	2001	2002	2003	2004	2005	2005	2005	2006	2006

	(Unaudited)(1)	(Unaudited)(1)	(Unaudited)			(Unaudited)(2)	(Unaudited)	(Unaudited)	(Unaudited)(3)
	(in millions, except per share data)
Summary Combined Statement of Operations data:
Net sales	€1,728	€1,971	€2,544	€3,008	€2,825	$3,406	€1,399	€1,606	$1,950
Cost of goods sold	2,086	2,106	2,090	2,063	2,164	2,609	887	1,396	1,694

Gross (loss) profit	(358)	(135)	454	945	661	797	512	210	256
Research and development expenses	317	311	298	347	390	469	204	215	261
Selling, general and administrative expenses	230	179	209	232	206	248	109	113	138
Restructuring charges	35	7	3	2	1	1	1	—	—
Other operating expenses (income), net	22	(6)	16	194	13	16	7	14	18

Operating (loss) income	(962)	(626)	(72)	170	51	63	191	(132)	(161)
Interest income (expense), net			(35)	(30)	(7)	(9)	2	(16)	(20)
Equity in earnings (losses) of associated companies			22	(16)	45	54	17	27	33
Gain (loss) on associated company share issuance			(2)	2	—	—	—	—	—
Other non-operating income (expense), net			56	(11)	13	15	(3)	6	8
Minority interests			11	17	2	2	5	(3)	(4)

Income (loss) before income taxes			(20)	132	104	125	212	(118)	(144)
Income tax expense			(55)	(211)	(86)	(103)	(90)	(18)	(21)

Net (loss) income			€(75)	€(79)	€18	$22	€122	€(136)	$(165)

Net (loss) income per share and ADS (unaudited)(4)
Basic and diluted			€(0.25)	€(0.26)	€0.06	$0.07	€0.41	€(0.45)	$(0.55)
Number of shares used in earnings per share(4) computation:
Basic and diluted			300	300	300	300	300	300	300
Summary Combined Balance Sheet data:
Cash and cash equivalents			€544	€577	€632	$762		€638	$774
Marketable securities			23	2	—	—		—	—
Working capital, net(5)			787	78	437	527		596	723
Total assets			4,634	4,750	4,861	5,862		5,259	6,384
Short-term debt, including current portion of long-term debt			51	551	524	632		486	590
Long-term debt, excluding current portion			516	27	108	130		152	185
Business equity			2,736	2,779	2,967	3,578		3,281	3,982
Summary Combined Cash Flow data:
Net cash provided by (utilized in) operating activities			€300	€693	€483	$583	€374	€(5)	$(6)
Net cash used in investing activities			(242)	(1,048)	(971)	(1,171)	(559)	(468)	(568)
Depreciation and amortization			815	752	528	636	239	347	421

(1)	Figures for 2001 and 2002, other than those provided, are not available without undue effort to properly prepare, compile and verify all the financial information needed to present the complete results of operations and financial position as a stand-alone company for periods so long ago.

(2)	Translated into U.S. dollars solely for convenience of the reader at the rate of €1.00 = $1.2058, the noon buying rate of the Federal Reserve Bank of New York for euro on September 30, 2005.

(3)	Translated into U.S. dollars solely for convenience of the reader at the rate of €1.00 = $1.2139, the noon buying rate of the Federal Reserve Bank of New York for euro on March 31, 2006.

(4)	Before the carve-out, the Memory Products business was wholly owned by Infineon, and there were no earnings (loss) per share for our company. Following the carve-out, earnings (loss) per share reflects the contributed capital structure for all periods presented.

(5)	Calculated by subtracting current liabilities from current assets.

RISK FACTORS
      Investing in our ADSs involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained in this prospectus, including our combined financial statements and the related notes, before making an investment decision regarding our securities. The risks described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in our ADSs.
Risks related to the semiconductor memory products industry

The DRAM industry is subject to cyclical fluctuations, including recurring periods of oversupply, which result in large swings in our operating results, including large losses.
      The market for DRAM products is highly cyclical, with frequently mismatched demand and supply cycles. Because the majority of DRAM products shipped, especially those for the personal computer market, are of a commodity nature, DRAM prices are driven primarily by changes in worldwide DRAM supply, which in turn is driven by manufacturing capacity and, in part, by fluctuations in demand for the end products that use memory semiconductors. A typical DRAM market cycle is characterized by an initial period of high demand for DRAM products, resulting in rising DRAM prices. Higher prices and suppliers’ perception of increasing demand lead many suppliers and manufacturers to decide to construct, equip or contract new facilities to increase capacity. However, the lead times for new or improved facilities to become operational average one to two years. By the time these facilities come on-stream, demand growth may have slowed or even reversed. When many suppliers’ additional manufacturing capacity comes on-stream, which may occur almost simultaneously, industry-wide supply often rises past the point where it exceeds demand and DRAM prices fall, sometimes precipitously. This in turn can cause DRAM manufacturers to incur losses. As a result of this cyclicality, our results of operations have historically been volatile from year to year and we expect them to remain so.

The reluctance of DRAM manufacturers to run their facilities at less than full capacity can cause oversupply-driven downturns to last for prolonged periods, keeping DRAM prices low.
      Because the fixed costs of building, equipping and operating DRAM manufacturing facilities, or fabs, are very high and constitute a high proportion of the costs of producing each DRAM chip, DRAM manufacturers normally operate their factories at full capacity, 24 hours per day and seven days per week, even when prices are low or falling. A manufacturer would typically continue production of DRAM products at full capacity at a DRAM facility as long as the average selling price of the DRAM chips the facility produces remains above that facility’s variable cost of producing chips and provided that the facility cannot be converted cost-effectively to manufacture a more profitable product. For this reason, there is typically little capacity or supply shrinkage in response to a market downturn. Oversupply has in the past contributed to substantial declines in average selling prices and is likely to do so again in the future. DRAM prices only begin to recover when demand growth strengthens sufficiently to catch up with supply. While lower prices may lead to an acceleration in demand if personal computer manufacturers, in particular, increase the amount of DRAM “bits per box”, or the amount of memory included in each device (for example, in each personal computer, or PC), the absorption of the oversupply may require a substantial increase in demand. As a result, oversupply-driven downturns can last for prolonged periods. It is likely that the DRAM industry will continue to suffer from cyclical downturns in the future and that we will be adversely affected by these downturns. Such downturns can have material adverse effects on our business, financial condition and results of operations for extended periods.

Demand weakness in any of the end markets that use our products, especially the personal computer industry, could have a material adverse effect on our results of operations.
      The majority of our sales are of products used in PCs, notebook computers, workstations and servers, with a smaller but growing portion used in graphics, mobile and consumer applications. Our revenue growth depends not only on continued growth in the number of these products sold into our customers’ end markets, but also on the amount of DRAM “bits per box”. We are likely to suffer slower growth or a decline in demand for our products if our customers’ end markets do not continue to grow or if the “bits per box” do not continue to increase or even decline. If this occurs during a period already characterized by DRAM oversupply, our business can suffer especially severe downturns. This occurred most recently in 2001, when worldwide DRAM sales dropped from $29 billion in 2000 to $11 billion in 2001, according to WSTS. According to Gartner 256Mb equivalent DRAM was priced at $36 in the third quarter of 2000, but by the fourth quarter of 2001, this price had fallen below $4. These declines had a material adverse effect on our financial condition and results of operations and those of our competitors in 2001 and 2002. Any sustained decline in our customers’ markets for our products that may occur in the future could have a material adverse effect on our business, financial condition and results of operations.

A mismatch between the specific DRAM chips we or the DRAM industry generally are producing and the platforms for which equipment manufacturers require DRAMs can lead to declining prices for the DRAMs we produce and consequently to material inventory write-downs.
      Which DRAMs are required by the market at any particular time depends on the platforms the manufacturers of PCs and other electronic devices are using in their products at that time. In general, DRAMs are designed, manufactured and assembled into modules for use on a specified platform, or logic chipset and its associated interfaces. If DRAM manufacturers are producing DRAMs for which there is not enough demand because the supply of the related platforms is low, the supply of these DRAMs may exceed the demand for them, causing prices for the affected DRAM products to fall. For example, the DDR2 generation of DRAMs is designed to work together with a DDR2 logic chipset to operate a PC. In the first quarter of our 2006 financial year, we and many of our competitors were producing large volumes of DDR2s, but the PC manufacturers sourced far fewer DDR2 logic chipsets than would permit the manufacture of enough PCs to absorb all of the DDR2s being produced. The result was a dramatic decline in DDR2 prices industry-wide. A portion of the DDR2 chips that we produced remained unsold and in our inventory until supply of appropriate logic chipsets caught up. Given the significant risk of demand and supply mismatches characteristic of our industry, we may find it necessary to write down the carrying value of inventories in the future depending on market conditions. Any such write-downs could have a material and adverse effect on our business, financial condition and results of operations.

We may not respond quickly enough to the rapid technological change in our industry.
      The semiconductor memory products industry is characterized by extremely rapid technological change, both in the design of memory chips and in the manufacturing processes used to produce them. The following technological developments are continuously driving the improvements in the performance standards of most DRAM products:

•	increasing the amount of data storage capacity per DRAM chip, or density (DRAM manufacturers have generally doubled the density of DRAM chips approximately every 24 months);

•	increasing data transfer rates, or bandwidth, between the DRAM and the central processing unit, or CPU, of the PC or other device; and

•	decreasing operating voltage and power consumption of the DRAM.
      In 2000, the industry-standard DRAM chip had a density of 64 megabits. By 2005, the density of the standard DRAM chip had increased to 256 megabits, with the 512 megabit generation in ramp-up and the 1 gigabit generations in early production phases. In that same period, the interface generation has evolved from SDRAM past DDR to DDR2, with DDR3 in the development phase. At the same time, operating voltage has declined from 3.3 volts for SDRAM to 1.8 volts for DDR2. DRAM manufacturers have continuously reduced the feature size of their technologies to enable them to manufacture higher density memory offering higher speeds and requiring lower operating voltages.
      In addition, from time to time industry participants are able to reduce the overall size of the storage cells on DRAM chips, which could be a factor in reducing manufacturing costs by increasing the number of chips that can be manufactured on a wafer.
      For us to maintain or increase the competitiveness of our products, we must continually develop or acquire the technologies that allow us to increase memory capacity while shrinking the size of our chips and to do so faster than our competition. Our commitment to the development of new products and process technologies, including making the substantial investments that are required for these developments, must be made well in advance of the introduction of those products and technologies into the market. As part of this commitment, we must continually be reviewing the technologies, architectures and processes we use to make sure that they have the technological properties and robustness to permit volume manufacturing at competitive costs. Technology and industry standards or customer demands may change during the development process, rendering our products outdated or uncompetitive. Our failure to keep pace with the technological advancements, to anticipate changes that might render our technologies, architectures and processes uncompetitive or to respond quickly to market changes may materially and adversely affect our business, financial condition and results of operations.

The semiconductor memory products industry is characterized by intense competition, which could reduce our sales or put continued pressure on our prices.
      The semiconductor memory products industry is highly competitive and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure from major customers, periods of oversupply and continuous advancements in process technologies and manufacturing facilities. We compete globally with other major DRAM suppliers, including Samsung Electronics, Micron Technology, Hynix Semiconductor, Elpida Memory and Nanya Technology Corporation (Nanya), which is our joint venture partner in Inotera Memories, Inc. Some of our competitors have substantially greater capital, human and other resources and manufacturing capacities, more efficient cost structures, higher brand recognition, larger customer bases and more diversified product lines than we have. See “Our Business — Competition”. Competitors with greater resources and more diversified operations may have long-term advantages, including the ability to better withstand future downturns in the DRAM market and to finance research and development activities. In addition, unfair price competition, government support or trade barriers by or for the benefit of our competitors would adversely affect our competitive position.
      To compete successfully in the DRAM market, we must:

•	design and develop new products and introduce them in a timely manner;

•	develop and successfully implement improved manufacturing process technologies to reduce our per-megabit costs; and

•	broaden our DRAM customer base, to reduce our dependence on a small number of customers and position us to increase our market share.
      Other factors affecting our ability to compete successfully are largely beyond our control. These include:

•	the extent to which and the pace at which customers incorporate our memory products into their devices;

•	whether electronics manufacturers design their products to use DRAM configurations or new types of memory products that we do not offer;

•	the number and nature of our competitors; and

•	general economic conditions.

      Increased competitive pressure generally or the relative weakening of our competitive position caused by these factors, or other developments we have not anticipated, could materially and adversely affect our business, financial condition and results of operations.

Our results of operations are subject to the effects of seasonal sales patterns that apply to the demand for the products our customers sell and these seasonal sales patterns may interact with existing DRAM supply and demand dynamics in a way that further harms our results.
      Retail demand for our customers’ products fluctuates throughout the year and typically varies from region to region. For example, demand in the retail sector of the PC market is often stronger during the last three months of the calendar year as a result of the Christmas holiday season. Many of the factors that create and affect seasonal trends are beyond our control. Further, if DRAM prices are relatively low, our customers may react to reduced demand for their products by increasing “bits per box” to offer the end-user a higher performing product in an attempt to spur demand, such as when a PC or notebook manufacturer offers to upgrade the amount of memory included in a product at no additional cost. However, if DRAM prices are relatively high at that time, our customers may not increase the “bits per box” but instead use another method to spur demand for their products. Alternatively, if DRAM prices are high during a period in which retail demand is relatively high, our customers may seek to limit the growth of the “bits per box”, which may in turn slow or reduce demand for DRAM and cause DRAM prices to fall. Measures like this can easily obscure the seasonal factors. These uneven sales patterns, especially when combined with the existing dynamics of DRAM demand and supply cyclicality, make prediction of net sales for each financial period difficult and increase the risk of unanticipated variations in our results and financial condition on a quarterly basis.
Risks related to our operations

Some of our agreements with strategic partners, such as our Inotera Memories joint venture with Nanya, have restrictions on transfers of the shares of the ventures they create that could cause our ownership or equity interest in these ventures to revert to Infineon, if Infineon ceases to be our majority owner, and Infineon is holding our interest in Inotera in trust for us, which could subject us to loss were Infineon to become insolvent.
      Our joint venture with Nanya, Inotera Memories Inc. manufactures DRAM products on the basis of technology jointly developed by Nanya and us pursuant to a separate joint development agreement. The joint venture agreement allows Infineon to transfer its shares in Inotera to us. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s initial public offering, or IPO, earlier this year. Infineon may only transfer these shares to us gradually over the four years following Inotera’s initial public offering. We are currently negotiating with the Taiwanese authorities to receive an exemption from this restriction that would permit the immediate transfer of all of these shares to us.
      In the contribution agreement and a separate trust agreement we entered into with Infineon, Infineon agreed to hold title to the Inotera shares in trust for us until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to us as and when the transfer restrictions expire or we receive the exemption from the lock-up.
      If Infineon were to reduce its shareholding in our company to a minority level before the earlier of the fifth anniversary of our carve-out from Infineon and the achievement of early mass production using 58nm process technology at our manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require us to retransfer these Inotera shares to Infineon. We have agreed with Infineon that, in the event Nanya requests a retransfer, we would transfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for us until they could be transferred back to us. For as long as Infineon holds our shares in Inotera in trust for us, we must exercise our shareholder rights, including board membership and voting rights, through Infineon, who must act according to our instructions. This process is a more cumbersome and less efficient method of exercising these rights than if we held the shares directly. We do not believe that these administrative complexities will have a material adverse effect on our business, financial condition and results of operations.
      Although the trust agreement was drafted in a manner designed under German law to ensure that Qimonda could force the transfer to it of the Inotera shares if Infineon were to become the subject of insolvency proceedings, there is, in the absence of any clear statutory provision or directly applicable judicial interpretation on the issue, a risk that the shares would remain subject to the insolvency proceeding in such a case. Were this to occur, we would lose a portion or all of our investment in Inotera.
      In addition, our limited partnership agreement with Advanced Micro Devices (AMD) and Toppan Photomask relating to the Advanced Mask Technology Center (AMTC) in Dresden requires prior written consent from the other partners before Infineon can assign its partnership interest. In the case of a transfer to an affiliate, the consent may not be unreasonably withheld, but the interest must be transferred back to Infineon should Infineon cease to be our majority shareholder. This could lead to similar administrative complexities as described above in the case of Inotera. Infineon is currently in the process of negotiating with AMD and Toppan with the goal of reaching an agreement that would allow us to retain the interest even if Infineon ceases to be our majority shareholder.

We have suffered substantial losses in the recent past, including in more recent financial quarters. Even during profitable years, we have suffered losses in individual quarters. Losses in the future and the unpredictability of our results may cause our share price to fall.
      We have suffered substantial losses in prior periods, when the price of our products has dropped at a rate for which we could not compensate through volume increases or reduced costs. For example, in financial years 2001 and 2002 we incurred net operating losses of €962 million and €626 million. In addition we have incurred quarterly losses in net income and EBIT terms for individual quarters within financial years in which we were profitable. Likewise, in the first quarter of our 2006 financial year, we experienced significant losses, and, although our performance improved in the second quarter of our 2006 fiscal year, we realized an operating loss of €132 million in the first half of our 2006 financial year. We may also incur losses in future periods. If we sustain losses like these, it would materially and adversely affect our business, financial condition and results of operations. In addition, our share price is likely to fall if we incur losses in the future or if we report quarterly or annual results that do not meet the expectations of industry analysts or that are weaker than those reported by our competitors.
      The average selling prices of our principal DRAM products may fluctuate significantly from quarter to quarter or even from month to month. This may cause us to experience significant fluctuations in our revenues. However, we have high fixed costs of operations, resulting in large part from the capital-intensive nature of our business. As a result, our reported financial results can and often do fluctuate significantly from period to period.
      Our current revenues are derived largely from sales of standard DRAM products, which accounted for 66% and 56% of our revenues in our 2004 and 2005 financial years and 52% of our revenues in the first half of our 2006 financial year. While we are, as part of our strategy to reduce over-reliance on standard DRAMs, seeking to better balance our product portfolio by offering a wider range of application-specific DRAMs and to diversify our customer base by focusing on customer-specific DRAMs, these products remain to a greater or lesser extent exposed to the dynamics exemplified by the standard DRAM market. Finally, after our carve-out from Infineon, we are no longer able to offer customers a range of logic products in addition to memory products. Due to these factors, in the event of a downturn in the DRAM market, our ability to offer alternative products is very limited.
      Some of our competitors have diversified production among DRAMs, flash memory, image sensors and logic ICs, while at present we remain generally focused on DRAMs. These competitors may be able to offset the negative effects of DRAM downturns by selling non-DRAM products, including flash memory. They may, when they then perceive better pricing conditions in the DRAM market, be able to quickly convert production to DRAM products, significantly increasing their DRAM capacities in response to positive environments and significantly decreasing their DRAM capacities in response to negative environments. Conversely, if the pricing for non-DRAM products such as flash deteriorate, they can convert production back to DRAM products. Because our production is more narrowly focused on DRAMs, we are less able to adjust our capacities in response to cyclical developments. This lower ability to adjust capacity could adversely affect our financial condition and results of operation.
      In addition, the potential ability of these competitors to offset the negative effects of DRAM downturns by shifting their sales to non-DRAM products may permit them to use the proceeds from those sales to invest in their DRAM business. This may cause us to be at a competitive disadvantage with regard to technological advancements taking place in the DRAM industry and reduce our relative ability to keep pace with these competitors. This could adversely affect our business, financial condition and results of operations.
      The ability of some of our competitors to shift their production among memory products may leave us relatively more exposed to downturns in the DRAM industry and less able to finance technological advancement.

Our results may suffer if we are not able to adequately forecast demand for our products.
      It is not industry practice to enter into firm, long-term purchase commitments with respect to standard DRAMs. We primarily use internal forecasts to determine the number and mix of products that we manufacture. Although we also consult with major customers, who typically provide us with short-term rolling forecasts of their product requirements on a monthly basis, customers may cancel orders or reduce quantities for a number of reasons or discontinue their relationship with us at any time. Customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand even more difficult. Other customers also purchase chips on consignment, withdrawing from our stock of products kept on our premises. They may reduce their anticipated withdrawals from these stocks on very short notice. Based on past experience, if we over-estimate demand for a particular product, we may need to significantly reduce the price for that product in order to sell our excess inventory. In addition, due to the high fixed costs of operating manufacturing facilities, it is not industry practice to reduce production in response to or anticipation of demand slumps, which may lead to excess inventory and cause us to incur additional inventory carrying costs or write-downs. If we are unable to predict accurately the appropriate amount of products needed to meet customer requirements, or if our customers were to unexpectedly cancel or reduce a large number of orders simultaneously, we could fail to match our production with our customers’ demand. This could materially and adversely affect our business, financial condition and results of operations.
      In addition, because our markets are volatile and subject to rapid technological and price changes, our forecasts may be incorrect, and we may make too many or too few of certain products. For example, in the first quarter of our 2006 financial year, we produced an excess of DDR2 chips because the corresponding DDR2 logic chipsets, which are produced by logic semiconductor manufacturers, were not available in quantities sufficient for PC manufacturers to absorb the supply of DDR2s in the market. A portion of the DDR2 chips that we produced remained unsold and in our inventory until supply of appropriate logic chipsets caught up.

We expect the average selling prices of the semiconductor memory products we sell to continue to decline irrespective of cyclical fluctuations in the industry, and if prices decrease faster than we are able to reduce our costs, our margins will be adversely affected.
      The average selling prices of semiconductor memory products, including DRAMs, have declined in general for many years and we expect that they will, irrespective of industry-wide fluctuations, continue to decline as a result of, among other factors, technological advancements and cost reductions. Although we may from time to time be able to take advantage of higher selling prices typically associated with new products and technologies, the prices of new products also generally decline over time, and in certain cases very rapidly, in the face of market competition. Accordingly, we need to reduce our per-megabit manufacturing costs even as we seek to maintain our technological position. Despite our significant investments in research and development and in modern manufacturing facilities, the product and process technologies that we develop may fail to keep pace with the industry’s continuous drive towards more powerful, smaller devices with lower per-megabit costs. If our development fails to keep pace, our competitors may be able to offer their products on a more profitable basis. If the average per-megabit selling price for DRAMs and other memory chips that we produce decreases faster than we are able to reduce our per-megabit manufacturing costs, our gross margins would decrease and our business, financial condition and results of operations may be materially and adversely affected.

To reduce our costs, we need to make investments to implement improvements and developments in our process technologies quickly. If we are unable to do so, we may not be able to reduce per-megabit manufacturing costs quickly enough to keep pace with declines in average selling prices for DRAMs and other memory products.
      Implementing a significant new process technology, such as the migration to a new process technology node (for example, from 90nm to 75nm), requires very significant long-term investments and often many years of development effort. In addition, each successive improvement in process technology generally involves an increase in complexity that may increase the required level of investment and demand more development effort. In 2003, we experienced difficulties in our transition from the 140nm to the 110nm technology node because, at the same time, we moved our development work from East Fishkill, New York to Dresden, Germany and began to convert to 193nm lithography, both of which introduced complexities to the technology node transition. Product yields tend to be at relatively lower levels when new process technologies are being implemented. If we experience delays in implementing these technologies, we may not be able to reduce our per-megabit manufacturing costs quickly enough to avoid falling margins or keep our prices competitive. Our business, results of operations and financial condition could be hurt if we experience substantial delays in developing new process technologies or if we do not implement production technology transitions efficiently.

If we are unable to respond to customer demand for diversified DRAM products or are unable to do so in a cost efficient manner, we may fail to gain, or even lose, market share.
      The DRAM product needs of manufacturers of servers, networking and storage equipment and graphics, mobile and consumer devices are becoming increasingly diverse in terms of product specifications. This diversification requires us to devote significant resources to product design and development in cooperation with our customers. If we are unable to invest sufficient resources to meet our customers’ specialized needs, if we do so in an inefficient or untimely manner, or if our working relationships with our customers otherwise deteriorate, we may lose business opportunities or market share as a result. We also may encounter difficulties penetrating markets where our relationship with manufacturers is less developed. In addition, our competitors may be able to implement similar strategies more effectively than we can.

We may be unable to recoup our investments if we bring new production facilities on-stream in times of overcapacity.
      It is difficult to predict future supply and demand in the market for DRAM and other memory products. Because it takes one to two years to plan, finance, construct and equip a new facility, we must make a decision to build a new facility, or to re-equip an existing facility, with no reliable forecast of what the supply and demand ratio is likely to be when the facility is scheduled to come on-stream. The capital expenditures required to construct and equip a semiconductor facility with competitive economies of scale are typically between $2 to $3 billion.
      In our 2005 financial year, commercial DRAM production began at the 300mm facilities of our fab in Richmond, Virginia and, in our 2004 financial year, at our foundry partner SMIC, in Beijing, China. In addition, Inotera Memories, our joint venture with Nanya, increased capacity at its 300mm fab in Taiwan and is building a new 300mm manufacturing module. A number of our competitors have also opened, or announced their intentions to open, new 300mm production facilities. If several new 300mm DRAM manufacturing plants come on-stream at the same time, there is a risk that the resulting supply growth might exceed demand at that point in time. This could result in strongly reduced prices for our DRAM products at a time when we have just made very substantial investments in new production. If this happens, it may take longer for us to recoup our investments, or we may not be able to do so at all. This could materially and adversely affect our business, financial condition and results of operations.
      If prices are significantly declining during the time when we are ramping up production at new facilities, we may take measures to limit our cash outflows. These measures could include canceling or delaying the delivery of manufacturing equipment at those facilities. As a consequence, these facilities might not ramp up to their expected capacity in the short term. This could prevent them from achieving the economies of scale they were designed to achieve, such that the costs of manufacture at these facilities might exceed the revenues from the sales of the products produced there. This could force us to decide to suspend manufacturing at these facilities. This would also prevent us from recouping our investments as planned or at all, which could have a material and adverse effect on our business, financial condition and results of operations.

We may lose sales or customers or incur losses if we are unable to successfully modify existing production facilities or bring new production facilities on-stream in times of high demand.
      We may experience difficulty in ramping up production at new or existing facilities in a timely manner, such as our 300mm fab in Richmond, Virginia. Similarly, our joint ventures with Nanya and CSVC, which are currently ramping up production at their fabs, or SMIC and Winbond, foundry manufacturers who provide some of our manufacturing capacity, may experience similar difficulties in ramping up production at their production facilities. We may also experience delays in converting to the next step in the technology improvements that enable us to reduce the feature sizes on chips. This could be due to a variety of factors, including an inability to hire and train new personnel in a timely fashion, the unavailability of equipment, difficulties or delays in implementing new fabrication processes and an inability to achieve required yield levels.
      In the future, we may face delays in the construction, equipping or ramp-up of new facilities or the conversion of existing facilities to new process technologies. Our failure to ramp up our production on a timely basis may result in loss of sales or customers and a loss of market share, which in turn could reduce our ability to exploit economies of scale, negatively affecting our cost position and our ability to finance investments in the future. This failure could also prevent us from recouping our investments in a timely manner or at all. Any of these effects could materially and adversely affect our business, financial condition and results of operations.

The loss of one or more of our significant customers may adversely affect our business.
      Historically, we have relied on a limited number of customers, primarily among the largest PC manufacturers, for a substantial portion of our total sales. In the first half of our 2006 financial year, our five largest customers accounted for more than 50% of our total sales. HP, our largest customer, alone accounted for approximately 19% of our sales and Dell, our second largest customer, accounted for 14% of our sales. In our 2005 financial year, our five largest customers accounted for more than 50% of our total sales. HP, our largest customer, alone accounted for approximately 19% of our sales and Dell accounted for 14% of our sales. These major customers generally purchase products on the basis of short-term purchase orders, can easily cancel these orders and have no long-term obligations to purchase products from us. Although we are seeking to broaden our customer base, there is a limited number of major manufacturers that purchase standard DRAM products in large quantities, and most of them are existing customers of ours. Our major customers generally seek to maintain multiple sources of supply, and it may be difficult for us to meaningfully increase our current sales volumes of existing products to them where to do so would move us towards being an exclusive source for them. The loss of one of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

Sanctions in the United States and other countries against us and other DRAM producers for anticompetitive practices in the DRAM industry and related civil litigation may have a direct or indirect material adverse effect on our operations.
      In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice in connection with the DOJ’s ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty and pay a fine of $160 million for conduct relating to the pricing of DRAM products between July 1, 1999 and June 15, 2002. The plea agreement requires Infineon to pay the fine (plus accrued interest) in equal annual installments through 2009. Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM manufacturers in various state and federal courts in the United States alleging violations of the Sherman Act, California’s Cartwright Act, other state laws and unfair competition law as well as unjust enrichment in connection with the sale and pricing of memory products. Each of the cases purports to be on behalf of a class of individuals and entities who purchased DRAMs directly or indirectly from Infineon in periods commencing after 1999. Infineon has reached a settlement agreement, subject to the court’s approval, in the sixteen cases filed by direct U.S. purchasers that were transferred to the U.S. District Court for the Northern District of California for coordinated proceedings. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. We recorded a corresponding charge to other operating expense in our financial year ended September 30, 2005. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. We would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. We do not currently expect this amount to have a material adverse effect on our financial condition or results of operations. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement is scheduled for September 6, 2006. On April 28, 2006 and May 5, 2006, two separate lawsuits were filed by two direct and indirect purchasers of DRAM against Infineon and various other DRAM suppliers seeking unspecified damages and other relief based on the same allegations. If those plaintiffs opt out of the Infineon direct class settlement, their claims will not be released by that settlement. As of the date hereof, 64 indirect U.S. purchaser cases are still pending in federal and state courts. A putative class action brought on behalf of non-U.S. direct purchasers of DRAM was dismissed with prejudice by the court. Plaintiffs in that case have filed a notice of appeal, but no briefs have yet been filed and no hearing date has yet been scheduled for the appeal. Furthermore, on July 13 and 14, 2006, the state attorneys general of New York, California and 33 other states filed two separate actions in federal court in New York and California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities and consumers who purchased products containing DRAM beginning in 1998. The plaintiffs’ claims involve the same allegations of DRAM price-fixing and artificial price inflation practices discussed above. The plaintiffs are seeking to recover three times actual damages and other relief.
      Between December 2004 and February 2005, putative class proceedings were also filed in the Canadian provinces of Quebec, Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. These cases are currently pending.
      Infineon received a request for information regarding DRAM industry practices from the European Commission in April 2003 and a notice of formal inquiry into alleged DRAM industry competition law violations from the Canadian Competition Bureau in May 2004. Infineon is fully cooperating with the Commission’s investigation and the Competition Bureau’s inquiry.
      In March 2005, Tessera, Inc. filed a lawsuit in U.S. federal court against Infineon claiming infringement of five of its patents. In April 2005, Tessera amended its complaint to allege that Infineon and its co-defendants violated U.S. antitrust law and Texas state laws by conspiring to harm the sale of Rambus’s RDRAM chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips. On May 10, 2006 Tessera amended its complaint to add us as an additional named defendant. On August 1, 2006, we and Infineon entered into settlement agreements with Tessera in respect of all of Tessera’s claims, including these related to U.S. antitrust law and Texas state law, and all counterclaims and other claims Infineon and we raised against Tessera. See “Our Business — Legal Matters” for a more detailed description of this settlement.
      In the contribution agreement we entered into with Infineon, we agreed to indemnify Infineon for all of the potential liabilities and risks in connection with the civil and criminal antitrust proceedings, including the costs of defending these proceedings. As of March 31, 2006, we had accrued liabilities in the amount of €140 million related to the DOJ and European anti-trust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the other matters described elsewhere in these risk factors. As of March 31, 2006, no further amounts had been accrued in respect of the other proceedings described above, including the securities class actions discussed below under “— An unfavorable outcome in pending securities litigation against Infineon or the incurrence of significant costs in the defense of this litigation may have a direct or indirect material adverse effect on our operations.” As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.
      An adverse final resolution of the investigations or the civil claims described above could cause us to bear significant financial liability and other adverse effects. Irrespective of the validity or the successful assertion of the above claims, Infineon could incur significant costs in connection with the defense or settlement of these claims, for which we are required to indemnify Infineon under the contribution agreement. An adverse final resolution or the incurrence of significant costs could have a material adverse effect on our business, financial condition and results of operations. See “Our Business — Legal Matters” for more information on these matters.

An unfavorable outcome in the pending securities litigation against Infineon or the incurrence of significant costs in the defense of this litigation may have a direct or indirect material adverse effect on our operations.
      A consolidated putative class action lawsuit is pending against Infineon and its U.S. subsidiary, and two of Infineon’s officers, one of which is currently the chairman of our Supervisory Board, in U.S. federal court on behalf of a putative class of purchasers of Infineon’s shares who purchased them during the period from March 2000 to July 2004. The plaintiffs allege violations of the U.S. securities laws arising out of an alleged failure to disclose Infineon’s alleged participation in DRAM price fixing activities and seek unspecified damages. On May 22, 2006, the court denied part of the motions to dismiss this action but did not deny other parts of the motions. On June 21, 2006, the court agreed to permit Infineon to move for reconsideration of the May 22, 2006 order. In the contribution agreement we entered into with Infineon, we agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.
      Because this action is in its initial stages, we are unable to provide an estimate of the likelihood of an unfavorable outcome to us or of the amount or range of potential loss arising from the action. An adverse final resolution of the class action litigation could cause us to bear significant financial liability and other adverse effects. Irrespective of the validity or the successful assertion of the securities claims, Infineon could incur significant costs in connection with the defense of these claims, and we are required to indemnify Infineon for one-half of these, as stated above. An adverse final resolution or the incurrence of significant costs could have a material adverse effect on our business, financial condition and results of operations. See “Our Business — Legal Matters” for more information on this matter.

We may not be able to protect our proprietary intellectual property or obtain rights to intellectual property of third parties needed to operate our business.
      Our success depends on our ability to obtain and maintain patents, licenses and other intellectual property rights covering our products and our design and manufacturing processes. The process of seeking patent protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, strategic partners and other persons. See “Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may lose rights to key intellectual property arrangements if Infineon’s ownership in our company drops below certain levels”.
      Infineon transferred to us substantially all of the patents attributable to the Memory Products segment of Infineon in connection with the carve-out of our company, while Infineon retained ownership of all other Infineon patents. Qimonda’s patent portfolio at the end of May 2006 included more than 19,000 patents and patent applications (representing more than 5,600 patent families) compared to more than 23,000 patents and patent applications remaining with Infineon. Each of we and Infineon has granted the other a perpetual, royalty-free license to use these patents in each of our respective businesses. However, our rights to use these patents are subject to the limitations and restrictions described in “Our Business — Intellectual Property”.
      We also require rights to use and exploit patented technology owned by third parties, including other semiconductor manufacturers, and have entered into licenses and cross-license agreements to do so (ourselves or through Infineon). We anticipate that we will continue to enter into more of these agreements in the future. If we are unable to enter into or renew our technology licensing agreements on acceptable terms, or not at all, we may lose the legal right to use some of the processes we require to produce our products, which may prevent us from manufacturing and selling some of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do, or if we are unable to acquire on favorable terms any licenses we require for patented technologies which we may determine we need to obtain from third parties in order to maintain our competitive situation.
      In addition, our rights to use some of these patents are currently based on cross-license agreements between Infineon and those third parties. Some of these cross-license agreements will terminate with respect to us if we cease to be a controlled subsidiary of Infineon. Although our own patent portfolio may provide us with leverage in negotiating cross-license agreements with third parties, these agreements may be less favorable to us than the agreements that Infineon was able to negotiate, based upon its larger patent and product portfolios. If we are unable to protect our intellectual property, or retain or obtain the intellectual property we need from third parties to operate our business, our business, financial condition and results of operations could be materially and adversely affected.

We may be accused of infringing the intellectual property rights of others.
      Our industry is characterized by a complex series of license and cross-license agreements covering technology used in our products and manufacturing processes and those of our competitors. Accordingly, other companies have developed and will continue to develop technologies that are protected by patents and other intellectual property rights and that we may require to manufacture our products. These technologies may become unavailable to us or be offered to us only on unfavorable terms and conditions. In other cases, other companies may claim technology as theirs and seek to force us to stop using it, even if we believe that we have developed or otherwise have rights to exploit the technology in question. In either case, litigation, which could require substantial financial and management resources, is often necessary to defend against claims of infringement of intellectual property rights brought against us by others. In some cases, we might be able to avoid or settle litigation on favorable terms because we in turn possess patents that we could assert against a plaintiff or potential plaintiff. In other cases, the plaintiffs are engaged principally in the development and licensing of technology, and do not require access to other parties’ patent portfolios, in particular to the patents required to manufacture products.
      At any given time, Infineon and we are engaged in negotiations with a number of third parties regarding assertions that technologies we are using infringe those parties’ rights. Infineon and we are currently in negotiations in a small number of matters of this nature. In part as a result of the complex series of license and cross-license agreements and the uncertainty, time and expense of litigation, it is sometimes in our interests to settle with these claimants in a way that avoids litigation. These settlements may nevertheless involve the payment of license fees or royalties or other amounts over lengthy periods in amounts that could be material for us. The contribution agreement Infineon and we entered into in connection with the carve-out provides for us to indemnify Infineon for 60 percent of any license fee payments to which Infineon may agree in connection with two matters in which negotiations were ongoing at the time of the carve-out and which are still ongoing. Any payments we may have to make under these indemnity provisions may have a material and adverse effect on our business, financial condition and results of operations.
      Rambus Inc. filed suits against Infineon in the United States and Germany in August 2000, alleging infringement of its intellectual property rights related to DRAM architecture. In March 2005 Infineon reached an agreement with Rambus settling all claims between them. Under this agreement, Infineon agreed to pay Rambus $50 million in quarterly installments of $6 million from November 2005 to November 2007. If Rambus enters into specified licensing agreements with other DRAM manufacturers, Infineon would be required to make additional quarterly payments, which may aggregate up to an additional $100 million. Because Rambus’ ability to conclude the agreements is not within our control, we are not able to estimate whether additional payment obligations may arise. These contingencies were assigned to us pursuant to the contribution agreement entered into between Infineon and us in connection with our carve-out.
      In 2002 and in 2005, MOSAID Technologies Inc. filed separate suits in U.S. federal court against Infineon claiming infringement of its DRAM patents. On June 14, 2006, the parties announced that they had settled all pending litigation and appeals. The litigation in the Eastern District of Texas was dismissed with prejudice on June 20, 2006. As part of the global settlement, MOSAID purchased fifty patents from Infineon and Qimonda, including patents related to a range of technologies such as DRAM memory, power management ICs, semiconductor process technology and digital radio applications. Under the terms of the settlement agreements, Infineon and we retain royalty-free “lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted to Infineon and us a six-year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to those MOSAID patent families that had been in dispute. We will make the related license payments over six years.
      In March 2005, Tessera, Inc. filed a lawsuit in U.S. federal court against Infineon claiming infringement of five of its patents. In April 2005, Tessera also raised antitrust-related claims and on May 10, Tessera amended its complaint to add us as an additional named defendant. On August 1, 2006, Infineon and we entered into a settlement with Tessera with respect to all of Tessera’s patent-infringement and antitrust-related claims. Pursuant to the settlement, we entered into a six year license agreement with Tessera that provides us a world-wide, non-exclusive, non-transferable and non-sublicensable license to use a portfolio of Tessera patents relating to packaging for integrated circuits in our production. Under the license agreement, we will pay Tessera $40 million as a one-time license fee in August 2006. In addition, we will pay additional royalties over the six year term of the license, based on the volume of components we sell that are subject to the license. We have the option to extend the license agreement for an additional five year term, and if we do so, we will continue to pay royalties at 50% of the rates we will pay Tessera during the initial six year term. See “Our Business — Legal Matters — Tessera” for a more detailed description of this settlement.
      Pursuant to the contribution agreement we entered into with Infineon, we are required to indemnify Infineon with respect to 80% of the court costs and legal fees, it faces in respect of the Tessera suits. See “Our Business — Legal Matters” for a more detailed description of the indemnification provisions in the contribution agreement.
      If any intellectual property infringement claims that may be asserted against us in the future are successful, we may be forced to refrain from selling DRAM products in certain markets, seek to develop non-infringing technology, which may not be feasible, license the underlying technology upon economically unfavorable terms and conditions, and/or pay damages for prior use of the technology at issue. In addition, our insurance excludes liability arising out of claims that we have infringed the patent or other intellectual property rights of third parties. Any of these results may have a material and adverse effect on our business, financial condition and results of operations.

We may face difficulties in implementing next generations of our proprietary DRAM trench cell architecture.
      We manufacture our products using our proprietary “trench” DRAM architecture. In 2005, approximately 27% of DRAM chips produced worldwide were manufactured using trench cell architecture, of which we produced approximately half, according to Gartner. The remaining 73% was produced using different kinds of an alternative architecture known as “stack” architecture. Although we believe that the physical characteristics of trench cell technology can be exploited during the current and next several technology nodes to yield advantages over the various stack architectures, this technology may not continue to perform as well as, or better than, stack technology when migrating to smaller chip feature sizes. As part of our commitment to the development of new products and process technologies, we must continually be reviewing the technologies, architectures and processes we use to make sure that they have the technological properties and robustness to permit volume manufacturing at competitive costs. If we were required to transition from trench to stack cell technology, the transition would require a substantial period of time and a substantial investment of capital, and may require us to acquire rights to additional technology.
      To manufacture our trench cells, we need etching equipment that is specially modified to etch the deep trench capacitors. We cannot be certain that equipment manufacturers will continue to develop and supply such equipment on favorable terms, if at all.

We may face difficulties in shifting to new memory technologies that are not based on silicon.
      In the longer term, we face the potential risk of a fundamental shift from the silicon-based technology on which the memory industry has long been based. Although we do not believe that any technology to rival silicon-based memory is likely to prove feasible in at least the near- to medium-term, and although we devote resources to basic research in order to keep abreast of a wide range of potential new memory technologies, the fundamental technology of the semiconductor memory business may not continue to be broadly based on current technology. We may be unable to respond quickly enough to any fundamental technological shift in the industry. Our failure to implement successfully subsequent technology generations or respond to technology developments may materially and adversely affect our business, financial condition and results of operations.

We may misallocate our research and development resources or have insufficient resources to conduct the necessary level of research and development to remain competitive.
      We may also devote research and development resources to technologies or products that turn out to be unsuccessful. Commitments to developing any new product must be made well in advance of sales, and customer demands and technology may change while we are in development, rendering our products outdated or uncompetitive before their introduction. We must therefore anticipate both future demand and the technology features that will be required to supply such demand. If we incur losses as a result of a market downturn or otherwise, we may not be able to devote sufficient resources to the research and development needed to remain competitive. Our failure to properly allocate research and development resources could materially and adversely affect our business, financial condition and results of operations.

We have a limited number of suppliers of manufacturing equipment and raw materials, and our business would be harmed if they were to interrupt supply or increase prices.
      Our manufacturing operations depend upon obtaining deliveries of the equipment used in our manufacturing facilities and adequate supplies of raw materials, including silicon wafers, masks, chemicals and resists, at reasonable prices and on a timely basis.
      Although there are multiple sources for most types of equipment that we use, the equipment is sophisticated and complex and it is difficult for us to rapidly substitute one supplier for another or one piece of equipment for another. We currently have only one significant sole-source equipment supplier, Advantest, which supplies some of our testing equipment. If we were to experience supply or quality problems with Advantest, it could take a long time for us to locate a secondary source of supply for that equipment.

      The expansion of fabrication facilities by us, our joint venture counterparts, our foundry partners and other semiconductor companies may put additional pressure on the supply of equipment. Shortages of equipment could result in an increase in prices and longer delivery times. The lead time for delivery of some equipment may be as long as six to twelve months. If we are unable to obtain equipment in a timely manner, we may be unable to ramp up production according to our plan or fulfill our customer orders, which could negatively impact our business, financial condition and results of operations.
      We generally have more than one source available for raw materials, but materials meeting our standards are in some cases available only from a limited number of vendors. The principal suppliers for our silicon wafers are Siltronic, Shin-Etsu, MEMC and SUMCO. Our revenues and earnings could decline if we were unable to obtain adequate supplies of high-quality raw materials in a timely manner (for instance, due to interruption of supply or increased industry demand) or if there were significant increases in the costs of raw materials that we could not pass on to our customers. In addition, the raw materials we need for our business could become scarcer or more expensive as worldwide demand for semiconductors and other products also produced with the same raw materials increases. If we are unable to obtain sufficient raw materials in a timely manner, we may experience interruptions in production, which could in turn, leave us unable to fulfill our customer orders, which could negatively impact our business, financial condition and results of operations.

The success of our business may be dependent on our ability to maintain our third-party foundry relationships.
      In 2002, Infineon entered into agreements with each of SMIC, a Chinese foundry, and Winbond, a Taiwanese foundry, for the production of some of our memory products in their fabs. In the six months ended March 31, 2006, we sourced 19% of our DRAM capacity from these unaffiliated foundry partners and plan to maintain approximately this level in the foreseeable future. We plan to retain at least 50% of our production in our own facilities to enable us to continue to develop our manufacturing process technologies. There are relatively few foundries that could manufacture our products, and we might not be able to secure an agreement with an alternative foundry on acceptable terms, particularly in a period of industry-wide under-capacity. In the event that manufacturing capacity is reduced or eliminated at one or more foundry facilities, or if we are unsuccessful in negotiating additional capacity with our existing foundry partners or in obtaining new foundry partners, we could have difficulties fulfilling our customer’s needs, and our sales could decline.
      Our reliance on third-party manufacturing relationships also subjects us to the following risks:

•	the potential inability of our manufacturing partners to develop manufacturing methods appropriate for our products;

•	inability of our partners to construct and equip manufacturing facilities or to ramp up production in a timely manner;

•	unwillingness or inability of partners to devote adequate capacity to the manufacture of our products;

•	potential product quality issues, where we do not have sufficient control to resolve them quickly or at all;

•	our partners’ inability to acquire manufacturing machinery and equipment required to manufacture our products due to controls on the export or import of technology into the country where the partner is located or limited supply of the necessary equipment; and

•	reduced control over delivery schedules and product costs.
      If any of these events, or others we have not foreseen, were to occur, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our sales or otherwise adversely affect our business, financial condition and results of operations.
      While building new capacity of our own would require significantly higher capital expenditures than purchasing products from foundries, purchasing products from foundries may result in lower profit margins than we could obtain by manufacturing the products on our own because we base the price we pay for wafers from our foundry partners on a margin sharing principle. Therefore, in times of high DRAM prices, the prices we pay for wafers produced by our foundry partners are likely to be higher than the cost of manufacturing using our own capacities, resulting in lower profit margins.

If our strategic alliance partners or joint ventures fail to meet their business or technological goals we may lose our investments in them, and we may fail to keep pace with the rapid developments in our industry.
      As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture memory products and to develop new manufacturing process technologies and products. For example, we have entered into development agreements with Nanya to develop the 75nm and 58nm process technology nodes and have formed a joint venture with Nanya called Inotera Memories, Inc. to manufacture DRAM. We participate in a joint venture with Advanced Micro Devices and Toppan Photomasks to develop and manufacture lithographic masks. We also established a joint venture with China Singapore Suzhou Industrial Park Venture Co. in Suzhou, China pursuant to which we constructed a facility for assembly and testing of our memory products. We expect that our investments in our Chinese joint venture over the next three years pursuant to our current contractual obligations will be approximately €138 million, and, if and when these projects are completed, we expect that our total investments in them will total more than €660 million.
      These strategic relationships and joint ventures are subject to various risks that could cause us to lose the value of these investments and damage our business. Some of those risks are:

•	our alliance partners could encounter financial difficulties;

•	our interests could diverge from those of our alliance partners in the future;

•	we may not be able to agree with a joint venture or alliance partner on the amount or timing of further investments in our joint projects;

•	the management of one of our joint ventures may not be able to control costs;

•	a joint venture may experience ramp up or manufacturing problems;

•	a joint venture may experience delays or difficulties in reaching its research and development targets;

•	political instability may occur in the countries where our joint ventures and/or alliance partners are located; and

•	economic instability, including currency devaluations or exchange rate fluctuations, may occur in the countries where our joint ventures and/or alliance partners are located.
      For example, the failure of Inotera Memories to successfully reach and continue production at anticipated output levels could leave us with inadequate capacity to meet customers’ needs and our growth targets. If any of our strategic alliances do not accomplish our intended goals, we may fail to keep pace with the rapid technological developments in our industry, our revenues could be reduced and our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to fund our research and development efforts and capital expenditures if we do not have adequate access to capital.
      We require significant amounts of capital to build, expand, modernize and maintain our sophisticated manufacturing facilities and to fund our research and development efforts. For example, we expect to invest up to about €700 million in the full 2006 financial year, largely to ramp up our manufacturing facility in Richmond, Virginia. Because of the cyclical nature of DRAM demand, the need to invest in manufacturing facilities may arise at a time when our cash flow from operations is low. We used cash in our investing activities of €971 million in the 2005 financial year and €468 million in the first six months of our 2006 financial year. Our research and development expenses were €390 million in the 2005 financial year. We plan to make additional research and development expenditures in the range of €410 million to €430 million during the 2006 financial year. We intend to continue to invest heavily in our manufacturing facilities and research and development, while continuing the policy of cooperation with other semiconductor companies to share these costs with us where appropriate.
      As of March 31, 2006, our capitalization included €152 million in external long-term debt resulting from a dedicated financing for our manufacturing facility in Portugal and a note payable to a government entity related to our production facility in Richmond, Virginia. We plan to service these financings from cash generated from our operations beginning in 2008 and to refinance them upon their maturities in 2013 and 2027. We also have short-term intercompany loans payable to Infineon. As of June 30, 2006, $565 million was drawn down under that loan.
      In the future, we may not be able to raise the amount of capital required for our business or the repayment of our existing financial obligations on acceptable terms due to a cyclical or other downturn in the semiconductor memory products industry, general market and economic conditions, inadequate cash flow from operations, unsuccessful asset management or other factors. Because of the high risk profile of DRAM manufacturers (due largely to the volatility of the DRAM market cycle) and our lack of an independent credit history, we may be unable to secure debt financing on acceptable terms. In general, our access to capital on favorable terms may also be more limited now that we are a stand-alone entity than it was when we operated as a segment of the Infineon Group. In particular, we will no longer have access to Infineon’s pool of capital. Our business, financial condition and results of operations may be materially and adversely affected if we are not able to fund necessary capital expenditures and research and development expenses.

If our manufacturing processes are delayed or disrupted, our business, financial condition and results of operations could be materially adversely affected.
      We manufacture our products using processes that are highly complex and require advanced and costly equipment that must continuously be maintained and modified to improve yields and performance when implementing new technology generations. We may face interruptions due to human error in the operation of the machines, power outages, earthquakes and other natural disasters or other incidences that have an impact on the productive availability of machines, material or manpower. Difficulties encountered in the manufacturing process can reduce production yields or interrupt production and may make it difficult for us to deliver products on time or in a cost-effective, competitive manner.
      In addition, semiconductors must be produced in a tightly controlled, clean environment. Even small impurities in the manufacturing materials, difficulties in the wafer fabrication process, defects in the masks used to print circuits on a wafer, the use of defective raw materials, defective vendor-provided leadframes or component parts, or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be non-functional. We may experience problems in achieving an acceptable yield rate in the production of chips. Reduced yields will reduce our sales revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Our business can be hurt by changes in exchange rates.
      Our business, financial condition and results of operations have been and may in the future be adversely affected by changes in exchange rates, particularly between the euro and the U.S. dollar. We are exposed both to the risk that currency changes will reduce our revenues or margins on the products we sell and the risk arising in connection with the translation into euro of the results of subsidiaries using non-euro currencies. In addition, we could lose money on the currency transactions, such as currency hedging contracts, that we use to help us manage our exchange rate risk.
      We prepare our combined financial statements in euro. However, most of our sales volumes, as well as costs relating to our design, manufacturing, selling and marketing, general and administrative, and research and development activities are denominated in other currencies, principally the U.S. dollar.
      Memory products are generally priced worldwide in U.S. dollars, even if invoices are denominated in another currency, while nearly half of our expenses are denominated in euro and other currencies. In addition, the balance sheet impact of currency translation adjustments has been, and may continue to be, material. Net foreign currency derivative and transaction losses totaled €5 million in the 2004 financial year, while net foreign currency derivative and transaction gains were €17 million in the 2005 financial year. Infineon has attempted to mitigate the effects of foreign currency fluctuations on our business by entering into foreign currency hedging contracts, and we intend to do so in the future. These contracts can subject us to risks of losses if the values of the hedged currencies move in the opposite direction from what we expected when we entered into the contracts.
      Since its introduction in 1999, the euro has fluctuated in value against the U.S. dollar, ranging from a high of €1.00 = $1.3625 on December 27, 2004 to a low of €1.00 = $0.8270 on October 25, 2000. The relative weakness of the euro against the dollar positively affected our revenues and results of operations in the 2001 and 2002 financial years. Since the beginning of 2003, the dollar has weakened sharply against the euro, which has had a substantial negative effect on our revenues and profitability, as reported in euro. On July 17, 2006, the exchange rate was €1.00 = $1.2529. Any further weakening of the dollar against the euro would negatively affect our reported results of operations.

Our business could suffer as a result of negative economic developments, political instability, unfavorable legal environments or negative currency developments in the different parts of the world in which we operate, especially in Taiwan and the developing markets of China and Malaysia.
      We operate in many locations around the world, with manufacturing, assembly and testing, and research and development facilities in eight countries on three continents, including in Taiwan and the developing markets of China and Malaysia. Manufacturing, assembly and testing sometimes take place in different countries and even on different continents. In the 2005 financial year, 42% of our revenues were invoiced in the Asia-Pacific region (including Japan), 38% were invoiced in North America, 20% were invoiced in Europe (including Germany). In many cases, our products were shipped to different countries than those from which our invoices were paid. Our business is subject to risks involved in international business, including:

•	negative economic developments in foreign economies, in particular China, Malaysia and Taiwan, where we have or share substantial manufacturing facilities;

•	political instability, including the threat of war, terrorist attacks, epidemic or civil unrest, in particular in Taiwan, which experiences recurring tensions with China;

•	uncertainties as to the effectiveness of intellectual property protection, especially in China;

•	devaluations of local currencies, especially in Asia;

•	changes in laws and policies affecting trade and investment, including exchange controls and expropriation, particularly in China; and

•	varying laws and varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate, especially in developing Asian countries.
      Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expenses.
      As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects, including our 300mm manufacturing facility in Dresden, Germany, and our fab in Porto, Portugal. We recognized governmental subsidies as a reduction of research and development and of cost of goods sold in an aggregate amount of €110 million in the 2005 financial year. In addition, we have received grants of €208 million which are deferred and will be recognized in earnings over the useful life of the related assets in future periods.

      The availability of government subsidies is largely outside our control. We may not continue to benefit from such support, sufficient alternative funding may not be available on a timely basis if necessary and any alternative funding would probably be provided to us on terms less favorable to us than those we currently receive. As a general rule, we believe that government subsidies are becoming less available in each of the countries in which we have received funding in the past, and the competition for government funding is intensifying.
      The application for and implementation of such subsidies often involves compliance with extensive regulatory requirements, including, in the case of subsidies to be granted within the European Union, notification to the European Commission of the contemplated grant prior to disbursement. In particular, establishment of compliance with project related ceilings on aggregate subsidies defined under European Union law often involves highly complex economic evaluations. Many of the legal and other criteria for receiving subsidies are more stringent than they were in the past. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies or may be obliged to repay them, which could have a material and adverse effect on our business, financial condition and results of operations.
      In addition, the terms of certain of the subsidies we have received impose conditions that may limit our flexibility to utilize the subsidized facility as we deem appropriate, to divert equipment to other facilities, to reduce employment at the site, or to use related intellectual property outside the European Union. This could impair our ability to operate our business in the manner we believe is most cost effective.

An inability to attract and retain skilled technical personnel could adversely impact our business.
      Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and to develop marketable products. The availability of highly skilled workers, while generally constrained worldwide, is particularly constrained in places such as China where growth of this sector of the economy is strong. Following our carve-out from Infineon, we will be directly competing with Infineon for qualified personnel in certain geographic markets, which may make our recruitment and retention efforts even more difficult.

Environmental laws and regulations may expose us to liability and increase our costs.
      As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. The manufacturing of semiconductors involves the use of metals, solvents and other chemical substances that, if handled improperly, can cause damage to the environment or to the people working with them. Recently, there has been increased media scrutiny and reporting regarding a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and associations have begun to study the issue to see if any actual correlation exists. While we have monitored our employees using bio-monitoring programs since 1990, we cannot be certain that in the future no link between working in a clean room environment and certain illnesses will be established.
      Our operations are subject to many environmental laws and regulations wherever we operate that govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination. A recent directive in the European Union known as Waste Electrical and Electronic Equipment Directive, or WEEE, imposes “take-back” obligations on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. Although we cannot predict the legislative outcome, the obligations under this law may be applied to us pursuant to the version of WEEE to be implemented in Germany. Additional European legislation known as Restrictions on Hazardous Substances, or RoHS, will ban the use of lead and some flame retardants in electronic components beginning in 2006. The application of this legislation to our business is likewise uncertain. Finally, a new legislative proposal by the European Commission deals with the Registration, Evaluation and Authorization of Chemicals (REACH). WEEE and RoHS legislation, if applied to us and our business, and the REACH proposal, if adopted, may require us to change certain of our manufacturing processes, to utilize more costly materials and to incur substantial additional costs.
      Costs associated with future additional environmental compliance, with remediation obligations or the costs of litigation if claims were made with respect to damages resulting from our operations or the former operations of Infineon or Siemens at a site that we currently own or operate could have a material and adverse effect on our business, financial condition and results of operations. For a further description of environmental issues that we face, see “Our Business — Environmental Protection, Safety and Health.” For more information on our ongoing relationship with Infineon, see “Arrangements between Qimonda and the Infineon Group” and note 26 to the combined financial statements, and for more information on our ongoing relationship with Siemens see “Our Business — Relationship with Siemens” and note 27 to the combined financial statements appearing elsewhere in this prospectus.

Products that do not meet customer specifications or that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end use could impose significant costs on us.
      The design and production processes for memory products are highly complex. It is possible that we may produce products that do no meet customer specifications, contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended uses. We may incur substantial costs in remedying such defects or errors, which could include material inventory write-downs. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped the products, we might not only bear direct liability for providing replacements or otherwise compensating customers but could also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally. This could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire.
      Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining financing or in issuing our own securities as payment in acquisitions. In particular, as long as Infineon is our majority shareholder, it will have substantial control over our ability to incur certain debt or to issue equity, and may seek to limit any dilution of its interest in our company. In addition, we may wish to avoid any securities issuances that would dilute Infineon’s interest in our company below the levels that would trigger adverse consequences under any intellectual property licenses or other third-party agreements from which we benefit as a majority-owned subsidiary of Infineon.
      Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our staff from monitoring and improving operations in our existing operations. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.

We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.
      We use highly combustible materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire which cannot be completely eliminated. Although we maintain comprehensive fire and casualty insurance up to policy limits, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion and fire, it could reduce our manufacturing capacity and may cause us to lose important customers.

Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon

We have no experience operating as an independent company.
      Our company was formed as a wholly-owned subsidiary of Infineon in May 2004 as Invot AG. Substantially all of the assets and liabilities of the Memory Products segment of Infineon were contributed to our company on May 1, 2006. These assets and liabilities, however, excluded the Memory Products operations in Korea and Japan which are held in trust for us by Infineon pending their contribution and transfer. Legal transfer of Infineon’s investment in the Inotera joint venture is delayed due to Taiwanese legal restrictions, while legal transfer of Infineon’s investment in AMTC is subject to approval by the other shareholders in the venture. Although we operated as a separate segment within the Infineon Group, we have had no experience in conducting our operations on a stand-alone basis. Our senior management has not previously worked together to manage a stand-alone company. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone company, which may cause us to react more slowly than our competitors to market conditions, may divert our management’s attention from running our business or may otherwise harm our operations. In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to independent public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. While we were, as a business within Infineon, indirectly subject to requirements to maintain an effective internal control environment, and Infineon, as a U.S. listed company, is currently in the process of ensuring that its own internal control procedures comply with the regulatory requirements, our management will have to evaluate the applicability of those procedures to Qimonda in light of our new status as an independent company, and to implement necessary changes to those procedures to account for that status. We cannot guarantee that we will be able to do so in a timely and effective manner.
      Finally, because we have not operated as an independent entity in the past, we may find that we need to acquire assets in addition to those contributed to us in connection with our carve-out. We may also face difficulty in integrating all of our assets. Our business, results of operations and financial condition could be materially and adversely affected if we fail to acquire assets that prove to be important to our operations or if we are not able to integrate all of our assets.

Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions in order to operate as a stand-alone company, and we cannot assure you that the transitional services Infineon has agreed to provide us will be sufficient for our needs.
      Historically, we have relied on financial, administrative and other resources of Infineon to operate our business. In conjunction with our carve-out from Infineon, we will need to create our own financial, administrative and other support systems or contract with third parties to replace Infineon’s systems, as well as the independent internal controls referred to above. We have entered into agreements with Infineon under which Infineon will provide certain transitional services to us, including services related to information technology systems, treasury functions and financial and accounting services. See “Arrangements between Qimonda and the Infineon Group” for a description of these services. These services may not be sufficient to meet our needs, and, after these agreements with Infineon expire, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have. Any failure or significant downtime in our own financial or administrative systems or in Infineon’s financial or administrative systems during the transitional period could impact our results and prevent us from paying our suppliers and employees, executing foreign currency transactions or performing other administrative services on a timely basis and could materially harm our business, financial condition and results of operations.

Our pre-carve-out financial information may not be representative of our results as an independent company.
      The combined financial information included in this prospectus for periods prior to the legal formation of our company has been prepared on a carve-out basis. We have made numerous estimates, assumptions and allocations in our financial information because Infineon did not account for us, and we did not operate, as a single stand-alone business for any period prior to May 1, 2006. The historical financial information included in this prospectus for these periods does not reflect many significant changes that have occurred or will occur when we operate as a separate company. The primary categories of assumptions we have made relate to our allocation of expenses that cannot be specifically identified as belonging to the Memory Products business.
      Use of these assumptions and estimates means that the combined financial statements presented in this prospectus are likely not to be representative of what our financial condition, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Furthermore, the combined financial statements cannot be used to forecast or predict our future financial condition, results of operations or cash flows.

We may lose rights to key intellectual property arrangements if Infineon’s ownership in our company drops below certain levels.
      As a majority-owned subsidiary of Infineon, we are the beneficiary of some of Infineon’s intellectual property arrangements, including cross-licensing arrangements with other leading semiconductor companies and licenses from third parties of technology incorporated in our products and used to operate our business. We will no longer be a beneficiary under some of these agreements if Infineon’s direct or indirect equity ownership in our company no longer exceeds 50%. In addition, there may be third parties that have refrained from asserting intellectual property infringement claims against our products or processes while we were a segment of Infineon that may elect to pursue such claims against us after our carve-out from Infineon.
      With Infineon’s support, we are engaged in negotiating assignments of existing agreements as well as our own agreements and arrangements with some third parties for intellectual property and technology that is important to our business and that was previously obtained through our relationship with Infineon. We may be unable to enter into these agreements successfully. If we do not successfully conclude such agreements and Infineon’s direct or indirect equity ownership of our company no longer exceeds 50%, we may be exposed to infringement claims or lose access to important intellectual property and technology. We may not then be able to obtain or renegotiate licensing arrangements or supply agreements on favorable terms or at all. Qimonda’s patent portfolio at the end of May 2006 included more than 19,000 patents and patent applications (representing more than 5,600 patent families) compared to more than 23,000 patents and patent applications remaining with Infineon. This smaller patent portfolio may make it more difficult for us to negotiate third-party patent cross licenses on terms that are as favorable to us as those previously negotiated by Infineon, especially since partners under existing cross-license agreements with Infineon will generally be able to continue to use patents transferred to us as part of the carve-out under these agreements even after Infineon’s ownership in us no longer exceeds 50%. If as a result we were to infringe intellectual property rights of others or otherwise lose access to intellectual property or technology important in the conduct of our business, it could have a material and adverse effect on our business, financial condition and results of operations. We could, for example, be forced to agree to make substantially higher royalty payments to continue using that intellectual property or technology or, if we are unable to agree on licensing terms on our own, could have to cease manufacturing products that use that intellectual property or technology. For a detailed description of the intellectual property rights contributed to us and retained by Infineon and the circumstances under which our access to the rights retained by Infineon may be affected if we cease to be a controlled subsidiary of Infineon, see “Our Business — Intellectual Property.”

We may not be successful in establishing a brand identity.
      We have not yet established a brand identity. Prior to our carve-out, all memory products sold by the Infineon Group were sold under either the Infineon or AENEON® brand names. The Infineon and AENEON® brand names are well known by memory customers, suppliers and potential employees. We will need to expend significant time, effort and resources to continue to establish our brand name in the marketplace. This effort may not be successful. If we are unsuccessful in establishing our brand identity, our business, financial condition or results of operations may be materially adversely affected. We have applied for protection of our Qimonda brand as a trademark, domain and company name, but may not be successful in actually gaining much protection at all or may only gain it in some jurisdictions.

We are likely to face increased administrative and related expenses as a result of operating as an independent company.
      As a business segment of the Infineon Group, we historically had access to a wide range of administrative, financial, information technology, logistics and other services that are provided centrally to Infineon Group companies. The combined financial statements included in this prospectus for periods prior to our carve-out do not reflect the additional costs of our operating as an independent company. We are likely to incur increased administrative expenses as a stand-alone company, including expenses for services that will continue to be provided by the Infineon Group pursuant to services agreements at prices intended more closely to correspond to those obtainable among unrelated parties. As a substantially smaller company, we may also lose the benefit of some economies of scale that Infineon was able to achieve with respect to administrative operations. We have no experience operating as a stand-alone entity, and it is possible that these increased costs will be materially greater than anticipated.
      In addition, during our 2004 financial year, ownership of the entire 200mm fab in Dresden was transferred to Infineon’s Communications segment. We continue to own the newer 300mm fab and the research and development center in Dresden. We expect to enter into negotiations with Infineon on the possibility that we would acquire one of the two modules of the 200mm manufacturing facility at Dresden. These negotiations would address the terms and timing of any such acquisition. If the parties do not reach agreement on this acquisition, Infineon and we have already agreed in principle that we will share any potential restructuring costs arising in connection with this module equally. If ownership of the module is in fact transferred to us, we expect that this will result in an increase in our operating expenses.

We may experience increased costs resulting from a decrease in the purchasing power we have historically had as a segment of Infineon.
      We have historically been able to take advantage of Infineon’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. Following our carve-out from Infineon, we are a smaller and less diversified company than Infineon. Although we anticipate that, while we are a majority-owned subsidiary of Infineon, we will be able to continue to take advantage of many of these benefits, we cannot guarantee that this will continue to be the case. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the carve-out, which could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with Infineon relating to our carve-out may be less favorable to us than similar agreements negotiated between unaffiliated third parties.
      We entered into our contribution and related agreements with Infineon while we were a wholly owned subsidiary of Infineon, and they may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Pursuant to our contribution agreement with Infineon, we agreed to indemnify Infineon for, among other things, liabilities arising from litigation and other contingencies related to our business such as guarantee commitments, and assumed these liabilities as part of our carve-out from Infineon. The allocation of assets and liabilities between Infineon and our company may not reflect the allocation that would have been reached by two unaffiliated parties.

Infineon will initially control the outcome of shareholder actions in our company, and may thereby limit our ability to obtain additional financing or make acquisitions.
      Upon completion of this offering, Infineon will hold, directly or indirectly a 81.6% equity interest in our company, assuming the underwriters do not exercise their over-allotment option. Infineon has advised us that it does not anticipate owning a majority of our shares over the long term. Its equity shareholding gives it the power to control actions that require shareholder approval, including the election of the four shareholder representatives on our Supervisory Board, which appoints our Management Board. Two of the current Supervisory Board members elected by the shareholders are affiliated with Infineon.
      Even if Infineon ceases to own or control more than 50% of our shares, for so long as it continues to have a substantial equity interest in our company it may, as a practical matter, be in a position to control many or all actions that require shareholder approval. Under German law, for so long as Infineon holds more than 25% of our shares, it will be in a position to block shareholder action on any capital increase or decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose of our company or the dissolution of our company.
      Significant corporate actions, including the incurrence of material indebtedness or the issuance of a material amount of equity securities, may require the consent of our shareholders. Infineon might oppose any action that would dilute its equity interest in our company, and may be unable or unwilling to participate in a future financing of our company. Infineon, as our majority shareholder, could block any such action and thereby materially harm our business or prospects.

We may have conflicts of interest with Infineon and, because of Infineon’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.
      Conflicts of interest may arise between Infineon and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements in connection with our carve-out from Infineon. We have agreed to indemnify Infineon with respect to lawsuits and other matters as part of our carve-out from Infineon. These indemnification arrangements could result in us having interests that are adverse to those of Infineon, for example different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Infineon for liabilities incurred (including legal defense costs) in connection with certain litigation, while Infineon will be the party prosecuting or defending the litigation.

•	Employee recruiting and retention. Because we operate in many of the same geographical areas, we expect to compete with Infineon in the hiring and retention of employees, in particular with respect to highly-skilled technical employees. We have no agreement with Infineon that would restrict either Infineon or us from hiring any of the other’s employees.

•	Members of our Supervisory Board and Management Board may have conflicts of interest. Certain members of our Supervisory Board and Management Board own shares in Infineon or options to purchase Infineon shares. In addition, two members of our Supervisory Board are members of the Management Board or other senior management of Infineon. Mr. Fischl is CFO of Infineon and a member of its Management Board and Mr. von Eickstedt is General Counsel of Infineon. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Infineon and us, even though these persons owe a duty of loyalty to take into account only our interests.

•	Sale of shares in our company. Infineon may decide to sell all or a portion of the shares that it holds in us to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and Infineon find attractive, and which would complement our respective businesses. Infineon may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.
      Although our company is an independent entity, we expect to operate for as long as Infineon is our majority shareholder as a part of the Infineon Group. Infineon may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Infineon’s decisions with respect to us or our business may be resolved in ways that favor Infineon and therefore Infineon’s own shareholders, which may not coincide with the interests of our company’s other shareholders. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Third parties may seek to hold us responsible for liabilities of Infineon that we did not assume in the contribution agreement.
      Pursuant to the contribution agreement we entered into with Infineon, Infineon agreed to retain all of its liabilities that we do not expressly assume under that agreement. Liabilities we expressly assumed include those arising out of legal matters that relate to the business that was transferred to us at the time of our carve-out. See “Our Business — Legal Matters” for a description of the relevant indemnification provisions.
      Third parties may seek to hold us responsible for Infineon’s retained liabilities. Under the contribution agreement, Infineon agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we might not be able to recover the full amount of our losses from Infineon.

We may experience difficulty in separating our assets and resources from Infineon.
      We may face difficulty in separating our assets from Infineon’s assets. In particular, we expect to enter into negotiations with Infineon on the possibility that we would acquire one of the two modules of the 200mm manufacturing facility at Dresden. The second module would remain with Infineon. In addition, we also plan to separate our operations from Infineon’s operations at the back-end manufacturing facility in Malaysia. To complete each of these projects will require us to physically segregate our equipment from Infineon’s and relocate that equipment to its relevant owner. We may have unexpected costs or complications with either project, and there is no guarantee either project will be completed successfully. Our business, financial condition and results of operations could be harmed if we incur unexpected costs in separating our assets from Infineon’s assets relating to these matters or other aspects of the carve-out.

Uncertainty arising from a lawsuit against Infineon alleging that the carve-out of our company from Infineon should have been approved by Infineon’s shareholders could cause our share price to decline.
      In March 2006, two shareholders of Infineon filed a lawsuit in the district court (Landgericht) of Munich seeking a declaratory judgment (Feststellungsurteil) that Infineon should have had its shareholders’ meeting resolve on, and consent to, the carve-out of our company and the offering of our shares. Among other things, the plaintiffs based their claim on the so-called Holzmüller/ Gelatine doctrine under German law, pursuant to which a stock corporation (such as Infineon) must obtain shareholder approval for fundamental structural decisions that materially affect the position of shareholders.
      The district court, in a decision handed down on June 8, 2006, rejected the plaintiffs’ arguments and dismissed the claim. No appeal has been filed to date.
      Should the plaintiffs, contrary to our and Infineon’s legal assessment, ultimately prevail on appeal (and also on a potential further appeal) in this action, Infineon would still be able to ask its shareholders’ meeting for (retrospective) approval of the carve-out. Only in the unlikely event that the Infineon shareholders’ meeting failed to grant this retrospective approval in a legally binding manner, a new lawsuit might be filed that could demand that the carve-out of the assets comprising our company at the time of the original carve-out be unwound. In practice, however, the risk that a court would force us to effect such retransfer is, in our view, very remote, and Infineon has advised us that it shares this view. This assessment is based not only on our legal analysis, but also on the fact that by the time of a final court decision on this issue — which would very likely take up to two years or more — it would in practice be virtually impossible to retransfer the Memory Products business (in the form it had at the time of the carve-out) to Infineon.

      As a consequence, we do not expect this litigation to have a material adverse effect on our business, financial condition or results of operations. However, any uncertainty that may arise as a result of developments in this litigation could cause our share price to decline, and any such decline could be material.
Risks related to the securities markets and ownership of our shares or ADSs

Sales of substantial numbers of shares or ADSs in the public market could adversely affect the market price of our securities.
      Upon completion of this offering, Infineon will hold, directly or indirectly, a 81.6% equity interest in our company, assuming the underwriters do not exercise their over-allotment option. Infineon does not anticipate owning a majority of our shares over the long term. Infineon has also agreed not to sell or transfer any of the remaining shares it holds until 190 days after the date of this prospectus. However, sales of substantial numbers of the shares of our company by Infineon, either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity or equity-related securities.

There has been no prior market for our ADSs and an active and liquid market for our securities may fail to develop, which could adversely affect the market price of our ADSs.
      Prior to the offering described in this prospectus, there has not been a public market for our ADSs. Although we expect that our ADSs will trade on the New York Stock Exchange, we cannot assure you that an active public market for our securities will develop or be sustained after this offering. If an active market for our securities does not develop after the offering, the market price and liquidity of our ADSs may be adversely affected.

The price of our ADSs may be subject to wide fluctuations and our securities may trade below the initial public offering price.
      The initial public offering price of our ADSs will be determined by negotiations between Infineon, us and representatives of the underwriters, based on numerous factors that we discuss under “Underwriting”. This price may not be indicative of the market price of our securities after this offering. We cannot assure you that you will be able to resell your ADSs at or above the initial public offering price. Among the factors that could affect the price of our ADSs are the risk factors described in this section and other factors, including:

•	the volatility of DRAM prices and therefore of our revenues;

•	changes in market valuations of technology companies in general, and memory product companies in particular;

•	variations in our operating results;

•	changes in demand for, and supply of, our products;

•	technological changes that hurt our competitive position;

•	unfavorable developments in litigation or governmental investigations in which we are involved;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	failure of our quarterly operating results to meet market expectations;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts; and

•	general market conditions.
      Stock markets have experienced extreme volatility in recent years that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our securities.

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of dividends or other distributions in respect of your ADSs.
      Exchange rate fluctuations will affect the amount of U.S. dollars our shareholders receive upon the payment of cash dividends or other distributions paid in euro, if any. Therefore, such fluctuations could also adversely affect the value of our ADSs, and, in turn, adversely affect the U.S. dollar proceeds holders receive from the sale of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.
      We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
      If the depositary is unable to sell the rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
      Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by our ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and a statement that such holder may be deemed, if we have appointed a proxy bank as set forth in the deposit agreement, to have instructed the depositary to give a proxy to the proxy bank to vote the ordinary shares underlying the ADSs in accordance with the recommendations of the proxy bank and (iii) a statement as to the manner in which instructions may be given by the holders.
      You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote, unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.
      Under the deposit agreement for the ADS, we may choose to appoint a proxy bank in accordance with the German Stock Corporation Act. In this event, the depositary will receive a proxy to which will be given to the proxy bank vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary.

      The effect of this proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, and it may make it more difficult for shareholders to influence the management of our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this proxy.

You may not receive distributions on our ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
      The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.
      Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law or government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Purchasers in this offering will pay a much higher price per share than the net tangible book value per share.
      If you purchase ADSs in this offering, the value of your ADSs based upon our actual book value will immediately be less than the offering price you paid. Based upon the net tangible book value of our shares at                     , your shares will be worth $          less per share than the price you paid in the offering. If we raise additional funding by issuing more equity securities and/or issue additional options, the newly issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your equity. See “Dilution.”

The rights of shareholders in German companies differ in material respects from the rights of shareholders of corporations incorporated in the United States.
      Our company is incorporated in Germany, and the rights of our shareholders are governed by German law, which differs in many respects from the laws governing corporations incorporated in the United States. For example, individual shareholders in German companies do not have standing to initiate a shareholder derivative action, either in Germany or elsewhere, including the United States unless they meet thresholds set forth under German corporate law. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Description of American Depositary Shares.”

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against our company or members of our supervisory board or management board, which may limit the remedies otherwise available to our shareholders.
      Our company is incorporated in Germany and the majority of our assets are located outside the United States. In addition, most of the members of our Supervisory Board, Management Board and other senior management, as well as the experts named in this prospectus, are nationals and residents of Germany. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a German court may prevent you from enforcing a judgment of a United States court against us or these individuals based on the securities law of the United States or any state thereof. A German court may not allow you to bring an action in Germany against us or these individuals based on the securities laws of the United States or any state thereof. See “Enforcing Civil Liabilities.”

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.
      We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any determination by our Supervisory and Management Boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs falls in the forseeable future, you will lose money on your investment, without the likelihood that this loss will be offset in part or at all by cash dividends.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      Our combined financial statements are prepared in accordance with U.S. GAAP and expressed in euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union (EMU) of the Treaty Establishing the European Community, as amended from time to time. In this prospectus, references to “euro” or “€” are to euro and references to “U.S. $” or “$” are to U.S. dollars. In this prospectus, for convenience only, we have translated the euro amounts reflected in our financial statements as of and for the year ended September 30, 2005 into U.S. dollars at the rate of €1.00 = $1.2058, the noon buying rate of the Federal Reserve Bank of New York for euro on September 30, 2005 and the euro amounts reflected in our financial statements as of and for the six months ended March 31, 2006 into U.S. dollars, at the rate of €1.00 = $1.2139, the noon buying rate of the Federal Reserve Bank of New York for euro on March 31, 2006. You should not assume that, on that or on any other date, one could have converted these amounts of euros into dollars at that or any other exchange rate. The noon buying rate for euro on July 17, 2006 was €1.00 = $1.2529. Unless otherwise specified, we have used this rate for translations related to this offering which are calculated in this prospectus.
      Our financial year ends on September 30 of each year. References to any financial year refer to the year ended September 30 of the calendar year specified.
      This prospectus contains market data that have been prepared or reported by Gartner Inc.,(Gartner), International Data Corporation (IDC), iSuppli Corporation,(iSuppli) and World Semiconductor Trade Statistics (WSTS).
      Qimondatm, TwinFlash®, AENEON® and RLDRAM® are the property of Infineon and have been assigned to us in connection with our carve-out. Pursuant to a co-development agreement between Infineon and Micron Technology, Inc., Micron has trademark rights to CellularRAMtm used on or in connection with products sold inside the United States, whereas Infineon has those rights with respect to products sold outside the United States. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.
      Figures presented in tabular format may not add up to 100% due to rounding.
      Special terms used in the semiconductor industry are defined in the glossary.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS AND MARKET DATA
      This prospectus, including particularly the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “The Semiconductor Memory Industry” and “Our Business” contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this prospectus. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this prospectus, you should carefully understand that the forward-looking statements are not guarantees of performance or results.
      These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.
      In addition, this prospectus contains information concerning the semiconductor memory products market generally and the DRAM market in particular, that is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor market and the DRAM market in particular will develop. These assumptions have been derived from independent market research and industry reports referred to in this prospectus. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above.
      If any of the assumptions regarding the market are incorrect, actual market results may differ from those predicted. Although we do not know what impact any such differences may have on our business, our future results of operations and financial condition and the market price of our ADSs may be materially adversely affected.

USE OF PROCEEDS
      If we sell all 42,000,000 ADSs we are offering at an estimated initial public offering price of $17 per ADS (the midpoint of the price range shown on the cover page of this prospectus), we will receive approximately $684 million (€546 million). This estimate reflects the deduction of $30 million in estimated underwriting discount and offering expenses. This $30 million is the midpoint of our expected range of underwriting discounts and offering expenses of $28 million to $32 million. We will not receive any proceeds from the sale of ADSs by Infineon, including in respect of any sales of ADSs resulting from an exercise by the underwriters of their option to purchase additional ADSs from Infineon.
      We currently intend to use the net offering proceeds we expect to receive from this offering to finance investments in our manufacturing facilities and for research and development. We plan to invest between €300 million and €350 million to expand our manufacturing capacity and improve our manufacturing efficiency, primarily at our 300mm manufacturing facility in Richmond, Virginia, and to a lesser extent at our backend facilities in Porto, Portugal and Suzhou, China. We plan to invest up to approximately €100 million for capacity upgrades at our 300mm manufacturing facility in Dresden, Germany. We expect to invest the remaining net offering proceeds in equipment for technology and product research and development at our R&D locations in Dresden, Germany and Xi’an, China and our R&D locations in North America. We anticipate that it will take us approximately one year to make these investments. Pending application of the proceeds, we intend to invest them in short term liquid investments. We plan to manage the exchange rate risk arising from these short term investments using currency market instruments.
      A $1 change, up or down, in the midpoint of the range shown on the cover page of this prospectus would change our estimated net proceeds by $41 million. Similarly, a change in the number of ADSs we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of ADSs we sell.
DIVIDEND POLICY
      We have not declared any cash dividends on our ordinary shares and have no present intention to pay dividends in the foreseeable future. Any determination by our Supervisory and Management Boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. We may also become subject to debt instruments or other agreements that limit our ability to pay dividends.
      All of the shares represented by the ADSs offered by this prospectus will have the same dividend rights as all of our other outstanding shares. Any distribution of dividends jointly proposed by our Management and Supervisory Boards requires the approval of our shareholders in a general meeting. The section “Articles of Association — Dividend Rights” explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.
      For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Taxation — German Taxation.”

EXCHANGE RATES
      Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euro on the ordinary shares and will affect the U.S. dollar price of our ADSs on the New York Stock Exchange. In addition, to enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the period indicated.
Average exchange rates of the U.S. dollar per euro

Financial year ended September 30,	Average

2001	0.8886
2002	0.9192
2003	1.0839
2004	1.2174
2005	1.2714

Six months ended March 31,

2006	1.1960
      The table below shows the high and low Federal Reserve noon buying rates for euro in U.S. dollars per euro for each month from January 2006 through July 19, 2006:
Recent high and low exchange rates of the U.S. dollar per euro

	High	Low

January 2006	1.2287	1.1980
February 2006	1.2092	1.1860
March 2006	1.2197	1.1886
April 2006	1.2624	1.2091
May 2006	1.2888	1.2607
June 2006	1.2953	1.2522
July 2006 (through July 19)	1.2822	1.2500
      The noon buying rate on July 19, 2006 was €1.00 = $1.2560.

CAPITALIZATION
      The following table sets forth, as of March 31, 2006:

•	our actual consolidated capitalization; and

•	our consolidated capitalization as adjusted to reflect the sale of the ADSs in this offering, after deducting the estimated underwriting discount and offering expenses using the midpoint of our expected range of the discount and expenses of $28 million to $32 million.

	As of March 31, 2006

	Actual	As adjusted(1)

	(Unaudited)
	(in millions)
Short-term debt — Infineon	€486	€486
Short-term debt and current maturities — Third parties	€—	€—

Long-term debt, excluding current portion(2)	152	152
Business or shareholders’ equity:
Share capital(3)	—	684
Additional paid-in capital(3)	—	3,217
Retained earnings	—	—
Investments by and advances from Infineon(3)	3,355	—
Accumulated other comprehensive loss	(74)	(74)

Total business or shareholders’ equity	3,281	3,827

Total capitalization	€3,919	€4,465

(1)	Calculated based on the sale of ADSs of an estimated initial public offering price of $17 per ADS (the midpoint of the price range shown on the cover page of this prospectus).

(2)	As of March 31, 2006, long term debt consists of a €124 million project-related term loan for our production facility in Portugal and a €28 million note payable to a government entity in connection with our Richmond plant. Both loans are unsecured. The term loan is unguaranteed.

(3)	Upon the carve-out of our Company, the Investments by and advances from Infineon were contributed as equity, reflected as €600 million share capital and the remainder as additional paid-in capital.
      A $1.00 increase (decrease) in the assumed initial public offering price of $17 per ADS would increase (decrease) each of additional-paid-in-capital, total business or shareholders’ equity and total capitalization by €32 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, using the midpoint of our expected range of the discount and expenses of $28 million to $32 million.

DILUTION
      Our consolidated net tangible book value at March 31, 2006, was approximately €2,950 million ($3,580 million), or €9.83 ($11.93) per share or ADS. Consolidated net tangible book value per share represents the amount of our total tangible assets, meaning total assets less intangible assets and deferred taxes, reduced by our total liabilities, divided by the number of shares outstanding.
      If we sell all 42,000,000 ADSs that we are offering at an estimated price of $17 per ADS (the midpoint of the range shown on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses, using the midpoint of our expected range of the discount and expenses of €28 million to €32 million, we will have net proceeds from this offering of $684 million (€546 million). Assuming that such proceeds were made available on March 31, 2006, our consolidated net tangible book value would have been €3,496 million ($4,264 million) on that date, or €11.65 ($14.21) per share or ADS. This represents an immediate increase in consolidated net tangible book value of €1.82 ($2.28) per share to existing shareholders and an immediate dilution of €2.35 ($2.79) per share or ADS to new investors purchasing ADSs in this offering. Dilution results from the fact that the per ordinary share price of our ADSs is in excess of the book value per ordinary share attributable to the existing shareholders for our currently outstanding ordinary shares. The following table illustrates this dilution:

Assumed initial public offering price per ADS	$17.00

Consolidated net tangible book value per ADS before the offering	$11.93

Increase per ADS attributable to new investors	5.07

Pro forma consolidated net tangible book value per ADS after the offering	12.47
Dilution per ADS to new investors	$4.53

      The following table summarizes, on a pro forma basis to give effect to the offering as of March 31, 2006, the number of ADSs purchased from us, the total consideration paid and the average price per ADS paid (before deducting the underwriting discount and our estimated offering expenses and assuming an initial public offering price of $17 per ADS):

	Total consideration

			Amount		Average price
	ADS purchased		in		per ADS

	Number	Percent	$	Percent	$

	(in millions, except percentages)
Existing shareholders	279	81.6%	3,637	77.3%	13.04
New investors	63	18.4	1,071	22.7	17.00

Total	342	100.0%	4,708	100.0%	13.77

      The tables and discussions above assume no exercise of the underwriters’ over-allotment option.
      A $1.00 increase (decrease) in the assumed initial public offering price of $17 per ADS would increase (decrease) total consideration paid by existing shareholders, total consideration paid by new investors, total consideration paid by all shareholders and average price per ADS paid by existing shareholders by $(20) million, $63 million, $43 million and $(0.07) per ADS, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED COMBINED FINANCIAL DATA
      The following table presents selected combined financial data for the periods indicated. We derived the selected combined financial data as of and for the years ended September 30, 2004 and 2005 from our selected combined financial statements for those years. These combined financial statements have been audited by our independent registered public accounting firm, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, whom we refer to as KPMG, and are included elsewhere in this prospectus. We derived the selected combined financial data as of and for the year ended September 30, 2003 from our unaudited combined financial statements for that year. We derived the selected combined financial data as of and for the six months ended March 31, 2005 and 2006 from our unaudited combined financial statements for those periods which are included elsewhere in this prospectus. In the opinion of our management, these unaudited combined financial statements include all adjustments necessary to present fairly the financial information for the period they represent.
      We have been a segment of Infineon for all of the periods indicated. Infineon did not allocate most non-operating financial statement line items among its segments during that time. We have not prepared complete selected combined financial data reflecting these items as of and for the financial years ended September 30, 2001 and 2002 because of the significant cost and effort involved with properly preparing, compiling and verifying all the financial information needed to present our complete results of operations and financial position as a stand-alone company for periods so long ago. We derived the selected financial data for the financial years ended September 30, 2001 and 2002 from Infineon’s reported data of its Memory Products segment for these periods. This financial data was prepared in accordance with US GAAP and on a basis consistent with the financial data for the later periods we have presented.
      Infineon contributed our business to our company on May 1, 2006. We refer to this contribution as our carve-out. Our combined financial information for all periods before the date of our carve-out from Infineon may not be representative of what our results would have been had we been a stand-alone company during any of these periods. In addition, historical results are not necessarily indicative of the results that you may expect for any future period.
      In particular, the combined financial statements do not reflect estimates of one-time and ongoing incremental costs required for us to operate as a separate company. Infineon allocated to our company costs it incurred relating to research and development, logistics, purchasing, selling, information technology, employee benefits, general corporate functions and other costs. General corporate functions include accounting, treasury, tax, legal, executive oversight, human resources and other services. These and other allocated costs totalled €185 million for the first six months of 2006, €148 million for the first six months of 2005, €305 million for our 2005 financial year and €387 million for our 2004 financial year. Following the carve-out, we have assumed responsibility for substantially all of these items, subject to Infineon’s continued provision of some of these services pursuant to service agreements. These agreements are described in “Arrangements between Qimonda and the Infineon Group”. Had we been incurring these costs directly during these periods, they may have been materially different than the allocated amounts in the combined financial statements.

							As of and for the six months ended
	As of and for the financial year ended September 30,						March 31,

	2001	2002	2003	2004	2005	2005	2005	2006	2006

	(Unaudited)(1)	(Unaudited)(1)	(Unaudited)			(Unaudited)(2)	(Unaudited)	(Unaudited)	(Unaudited)(3)
	(in millions, except per share data)
Selected Combined Statement of Operations data:
Net sales	€1,728	€1,971	€2,544	€3,008	€2,825	$3,406	€1,399	€1,606	$1,950
Cost of goods sold	2,086	2,106	2,090	2,063	2,164	2,609	887	1,396	1,694

Gross (loss) profit	(358)	(135)	454	945	661	797	512	210	256
Research and development expenses	317	311	298	347	390	469	204	215	261
Selling, general and administrative expenses	230	179	209	232	206	248	109	113	138
Restructuring charges	35	7	3	2	1	1	1	—	—
Other operating expenses (income), net	22	(6)	16	194	13	16	7	14	18

Operating (loss) income	(962)	(626)	(72)	170	51	63	191	(132)	(161)
Interest income (expense)			(35)	(30)	(7)	(9)	2	(16)	(20)
Equity in earnings (losses) of associated companies			22	(16)	45	54	17	27	33
Gain (loss) on associated company share issuance			(2)	2	—	—	—	—	—
Other non-operating income (expense), net			56	(11)	13	15	(3)	6	8
Minority interests			11	17	2	2	5	(3)	(4)

Income (loss) before income taxes			(20)	132	104	125	212	(118)	(144)
Income tax expense			(55)	(211)	(86)	(103)	(90)	(18)	(21)

Net (loss) income			€(75)	€(79)	€18	22	€122	€(136)	$(165)

Net (loss) income per share and ADS (unaudited)(4)
Basic and diluted			€(0.25)	€(0.26)	€0.06	$0.07	€0.41	€(0.45)	$(0.55)
Number of shares used in earnings per share(4) computation
Basic and diluted			300	300	300	300	300	300	300
Selected Combined Balance Sheet data:
Cash and cash equivalents			€544	€577	€632	$762		€638	$774
Marketable securities			23	2	—	—	—	—	—
Working capital, net(5)			787	78	437	527		596	723
Total assets			4,634	4,750	4,861	5,862		5,259	6,384
Short-term debt, including current portion of long-term debt			51	551	524	632		486	590
Long-term debt, excluding current portion			516	27	108	130		152	185
Business equity			2,736	2,779	2,967	3,578		3,281	3,982
Selected Combined Cash Flow data:
Net cash provided by (utilized in) operating activities			€300	€693	€483	$583	€374	€(5)	$(6)
Net cash used in investing activities			(242)	(1,048)	(971)	(1,171)	(559)	(468)	(568)
Depreciation and amortization			815	752	528	636	239	347	421

(1)	Figures for 2001 and 2002, other than those provided, are not available without undue effort to properly prepare, compile and verify all the financial information needed to present the complete results of operations and financial position as a stand-alone company for periods so long ago.

(2)	Translated into U.S. dollars solely for the convenience of the reader at the rate of €1.00 = $1.2058, the noon buying rate of the Federal Reserve Bank of New York for euro on September 30, 2005.

(3)	Translated into U.S. dollars solely for convenience of the reader at the rate of €1.00 = $1.2139, the noon buying rate of the Federal Reserve Bank of New York for euro on March 31, 2006.

(4)	Before the carve-out, the Memory Products business was wholly owned by Infineon, and there were no earnings (loss) per share for our company. Following the carve-out, earnings (loss) per share reflects the contributed capital structure for all periods presented.

(5)	Calculated by subtracting current liabilities from current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our audited combined financial statements as of and for the years ended September 30, 2004 and 2005, our unaudited combined financial statements as of and for the six months ended March 31, 2005 and 2006 and the accompanying notes and the other financial information included elsewhere in this prospectus. We have prepared our combined financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
      This discussion and analysis of our financial condition and results of operations contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Market Data”.
Executive Summary
      Our financial performance in our financial year ended September 30, 2005, and in the first six months of our 2006 financial year as shown by the combined financial statements we prepared in connection with the carve-out, demonstrated important elements of the strategy we are adopting in response to developments in our industry.
      We continued to increase the volume of memory we sold, based on bits of data storage (which we refer to as our bit shipments) during our 2005 financial year and in the first six months of our 2006 financial year. However, these increased bit shipments did not offset the impact of the declining DRAM prices that affected our industry during the year. Our average per-megabit selling prices were 27% lower in our 2005 financial year than in our 2004 financial year and 42% lower in the six months ended March 31, 2006 than in the six months ended March 31, 2005. This, exacerbated by the foreign exchange effects resulting from the depreciation of the U.S. dollar against the euro, caused our net sales to decline in our 2005 financial year. In the first six months of our 2006 financial year, our net sales increased despite the price pressure as our product mix continued to shift towards the relatively higher priced graphics, mobile and consumer DRAM products, and we considerably increased our overall bit shipments. More favorable exchange rates assisted this result.
      Despite the continuous price pressure, we were able to retain positive operating income in our 2005 financial year as we focused on our strategic direction. We increased the share of our production based on 300mm wafers and enhanced our productivity in other ways, primarily through conversion of capacities to the 110nm process node. Late in the year, we began mass production based on the 90nm node. We also increased sales of graphics, mobile and consumer DRAMs. These types of products generally command higher and more stable prices than standard DRAMs. Our net income was €18 million in our 2005 financial year compared to a net loss of €79 million in the prior year.
      In the six months ended March 31, 2006, we realized both an operating loss and a net loss. While the trends noted above continued, they were overshadowed during the first three months of the 2006 financial year by a very substantial price decline in DDR2 DRAM products due to a mismatch between the high volume of DDR2 memories being produced and other semiconductor manufacturers’ lower supply of logic chipsets compatible with them. While this situation improved markedly in recent months, the six month period ended with a net loss.
      We continued to generate significant amounts of cash from operations. We invested this cash as well as additional cash advanced to us by Infineon in our manufacturing facilities, as we continued our migration to 300mm wafers and the 90nm process node.

Overview

Business Overview
      We are one of the world’s leading suppliers of semiconductor memory products. We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. We were the fourth largest DRAM supplier in calendar year 2005, as measured by revenues and bits shipped, and by the end of the first half of our 2006 financial year, were the second largest DRAM supplier based on revenues and bits shipped, according to Gartner. Our principal products are DRAM components and modules for use in a wide variety of electronic products. In our financial year ended September 30, 2005, 56% of our net sales were of standard DRAMs for use in PC, notebook and workstation applications, 34% were of DRAM products for more advanced infrastructure applications and graphics, mobile and consumer DRAMs. Flash memory, other products and licensing revenues accounted for the remaining 10%. In the six months ended March 31, 2006, 52% of our net sales were of standard DRAMs for use in PC, notebook and workstation applications, 44% were of DRAM products for more advanced infrastructure applications and graphics, mobile and consumer DRAMs. Flash memory, other products and licensing revenue accounted for the remaining 4%. Our net sales were €2,825 million in our financial year ended September 30, 2005, our EBIT during that period was €111 million and our net income was €18 million. Our net sales were €1,606 million in the six months ended March 31, 2006, our EBIT during that period was a loss of €102 million and our net loss was €136 million.

Our Carve-Out from Infineon and our Combined Financial Statements
      On November 17, 2005, Infineon announced its intention to separate its Memory Product business from the remainder of its activities and place the Memory Products business in a stand-alone legal structure, with the preferred goal of conducting a public offering of the shares of the new company. For this purpose, substantially all of the assets, liabilities, operations and activities, as well as the employees, of Infineon’s former Memory Products segment were contributed to us effective May 1, 2006. This excluded the Memory Products operations in Korea and Japan, which are held in trust for us by Infineon pending their contribution and transfer. The operations in Korea and Japan are governed by an agreement between us and Infineon under which sales and development personnel in the region act for Qimonda. While Infineon’s investment in the Inotera joint venture and Infineon’s investment in the Advanced Mask Technology Center (AMTC) in Dresden have been contributed to us, the legal transfer of these investments is not yet effective. In the case of Inotera, Taiwanese legal restrictions are delaying the legal transfer, while Infineon’s co-venturers have to consent to the transfer of the AMTC interest, which consent may not be unreasonably withheld. Infineon is obligated under the contribution agreement and a separate trust agreement with us to hold the Inotera shares in trust for us and exercise shareholder rights, including board appointments and voting, at our instruction, while the AMTC interest is held for our economic benefit pursuant to the contribution agreement. For as long as Infineon holds our interest in Inotera and AMTC, we must exercise our shareholder rights through Infineon, which is a more cumbersome and less efficient method of exercising these rights than if we held the interest directly. We do not expect these administrative complexities to have a material adverse effect on our business, financial condition and results of operations. We refer to the former segment’s assets, liabilities, operations and activities as the “Memory Products business”. Our company is currently a wholly owned subsidiary of Infineon.

Basis of Presentation
      Our combined financial statements have been prepared in accordance with U.S. GAAP. They are presented on a “carve-out” basis and comprise the combined historical financial statements of the transferred Memory Products business assuming that we had existed as a separate legal entity for all of the financial periods presented. These financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions we describe below and in note 1 to the combined financial statements. Most of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented.

      Methodology. Infineon took two broad steps to reflect the structure of the Memory Products business in the historical financial data for the periods presented in this prospectus. The first step was to determine which companies and business areas of Infineon belong to the Memory Products business. The second step was to combine these companies and business areas for accounting purposes.
      The combined financial statements differ from the segment data in Infineon’s consolidated financial statements in terms of their stated objectives as well as in aspects of the information they convey. The objective of Infineon’s segment reporting was to present its Memory Products business as an integral part of Infineon. Infineon historically allocated most financial statement items among its segments, including the Memory Products segment. However, for purposes of reporting segment data, Infineon did not allocate some items among its various segments, including certain corporate overhead costs that supported Infineon’s businesses overall, including the Memory Products business. The combined financial statements are intended to present the Memory Products business on a “carve-out” basis, which means as if it had been a separate legal entity during all of the periods presented in this prospectus. In other words, the combined financial statements present our historical financial condition, statements of operations and cash flows based on the fictitious assumption that our structure as it stands after the carve-out had already existed in the past. The combined financial statements therefore reflect further allocations to us, consistent with our post-carve-out operation as a separate legal entity.
      Statements of Operations. The combined statements of operations reflect all revenues and expenses that were attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business that could be specifically identified as pertaining to the Memory Products business were charged or credited directly to it without allocation or apportionment. This was the case for all of the revenues appearing on the combined statements of operations. Operating expenses that could not be specifically identified as pertaining solely to the Memory Products business were allocated to us to the extent they were related to us. The combined statements of operations include expense allocations for certain corporate functions historically provided to us by Infineon, including basic research costs, employee benefits, incentives and pension costs, interest expense, restructuring costs, the costs of our share of central departments such as finance and treasury and controlling and other costs. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to Infineon’s other businesses, of total sales, cost of goods sold, other cost measures, headcount or other reasonable methods. We and Infineon considered these allocations to be a reasonable reflection of the utilization of services provided. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the statement of operations for historical periods. We describe the allocation methods we used in note 1 to the combined financial statements.
      Balance Sheets. As a general rule, the assets and liabilities attributable to the Memory Products business were contributed to us at their historical book values as shown in Infineon’s balance sheet. Unless otherwise noted, all assets and liabilities specifically identifiable as pertaining to the Memory Products business are included in the combined financial statements. Where legal entities and their businesses are wholly allocable to the Memory Products business, the shares of these entities were transferred to the Memory Products business. In some cases, including at the Infineon parent company level, the memory-related assets and liabilities were identified and carved out by means of asset and liability transfer transactions.
      The assets and liabilities that were directly identifiable as pertaining to Infineon’s Memory Products business include inventories, fixed assets and accounts receivable. The assumptions and allocations used for assets and liabilities that were not specifically identifiable as being part of Infineon’s Memory Products business are set forth in note 1 to the combined financial statements.
      Investments by and Advances from Infineon and our Capital Structure. Because a direct ownership relationship did not exist among the various entities comprising the Memory Products business prior to our carve-out, Infineon’s investments in and advances to the Memory Products business represent Infineon’s interest in the recorded net assets of the Memory Products business. These are shown as business equity in lieu of shareholder’s equity in the combined financial statements. All intercompany transactions, including purchases of inventory and charges and cost allocations for facilities, functions and services performed by Infineon for the Memory Products business, are reflected in this business equity. After we became a separate company and Infineon contributed the Memory Products business to us, this business equity became our shareholders’ equity.
      Capital Structure. The Memory Products business has historically relied on Infineon to provide financing of its operations. Because we have historically used more cash in our investing activities than we have generated through our operations, we have historically relied on Infineon to provide a portion of the financing necessary to fund our capital expenditures. These financings are reflected in our short-term debt (which reflected €524 million of interest-bearing advances to us from Infineon at September 30, 2005) and in our business equity. The capital structure attributed to the Memory Products business in connection with the preparation of the combined financial statements is based on the business equity concept and shows only €108 million of independent financing on our combined balance sheet as of September 30, 2005. As such, it is not indicative of the capital structure that the Memory Products business would have required had it been an independent company during the financial periods presented.
      The preparation of the accompanying combined financial statements required us to make estimates and assumptions, as described in “— Critical Accounting Policies” below. We believe that the estimates and assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.
Factors that Affect our Results of Operations

Relationship between DRAM prices and reduced unit costs
      The average selling prices of standard DRAMs and, to a certain extent, other semiconductor memory products, have generally declined throughout the semiconductor memory products industry during the past ten years. We expect them to continue to do so in future periods irrespective of industry-wide fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may from time to time be able to take advantage of higher selling prices typically associated with new products and technologies, we nevertheless expect the prices of new products to also decline over time, in certain cases very rapidly, primarily as a result of market competition. We have adopted enhancements to our technology to reduce our per-megabit manufacturing costs. These efforts have included the introduction of new technology such as smaller feature sizes and manufacturing using 300mm wafers. We expect that these measures will enable us to reduce our costs per chip and thereby offset declining chip prices. We will realize the full effects of these manufacturing unit cost reductions after our conversion to the 90nm technology node is complete and we have fully ramped up our 300mm wafer production in Richmond, Virginia and our back-end production in Suzhou, China. In the meantime, we are incurring higher per-unit costs in connection with this conversion and ramp-up. We have also increased our production in Asia, where we can take advantage of lower-cost economies. Our margins are to a significant extent dependent on the extent to which we can reduce our unit manufacturing costs as prices decline.

Relationship Between the Capital Intensive Nature of our Business and the Industry’s Cyclicality
      Declining prices have driven manufacturers, including ourselves, to invest substantial sums to shrink die sizes and to construct modern manufacturing facilities that permit the manufacture using larger wafers at lower costs per chip. We have made significant investments, individually and together with the other companies with which we cooperate, to meet the challenges these lower prices have brought. For example, during our 2005 financial year, we invested a total of €926 million in our property, plant and equipment. The majority of this capital expenditure was invested in our 300mm fab in Richmond, Virginia, increasing our ratio of bits manufactured using 300mm wafers to the point where we believe we are ahead of our major competitors on this measure. In the first half of our 2006 financial year, we invested a total of €482 million in property, plant and equipment, primarily related to our 300mm fab in Richmond. However, as we continue to ramp up our 300mm capacity, many of our competitors are expanding their own capacities. To the extent that demand for DRAM does not keep pace with these capacity increases, an oversupply situation could arise in the industry, as has occurred on a cyclical basis in the past.

Exchange Rate Fluctuations
      We are subject to two categories of exchange rate risks, transaction and translation risk.
      Transaction risk arises where sales of a product are generated in one currency but costs relating to those revenues are incurred in a different currency. In the case of transaction risk, changes in the value of the euro relative to the U.S. dollar and other currencies generally have interrelated consequences. For example, an increase in the value of the euro relative to the U.S. dollar and other currencies generally has these effects:

•	our margins (in euros) decline or become negative to the extent our costs were incurred in euros and the sales were generated in currencies weaker than the euro, and

•	our competitiveness may decline as compared with competitors based in the countries with weaker currencies because our products manufactured in Europe will have been produced at constant costs (in euro) while their (constant) costs denominated in weaker currencies will appear to have declined.
      Conversely, a decrease in the value of the euro relative to the U.S. dollar and other currencies generally has these effects:

•	our margins (in euros) increase to the extent our costs were incurred in euros and the sales were generated in currencies stronger than the euro, and

•	our competitiveness may increase as compared with competitors based in the countries with stronger currencies because our products manufactured in Europe will have been produced at constant costs (in euro) while their (constant) costs denominated in stronger currencies will appear to have increased.
      We prepare our combined financial statements in euro. However, most of our sales volumes, as well as many of our worldwide costs, primarily those relating to our design, manufacturing, selling and marketing, general and administrative, and research and development activities, are denominated in other currencies, principally the U.S. dollar. The portions of our sales and costs denominated in currencies other than the euro are exposed to exchange rate fluctuations in the values of these currencies relative to the euro. If our non-euro denominated expenses do not match our non-euro denominated sales, this currency difference may have an adverse effect on our operating result.
      Over time, transaction risk could adversely affect our cash flows and results of operations to the extent we are unable to reflect changes in exchange rates in the pricing of the products in local currency. Given our revenue and expense structure, in which most of our revenues are denominated in dollars but a substantial portion of the costs relating to those revenues are in euro, we experienced pressure, on our gross margin in particular, in our 2004 and 2005 financial years as a result of transaction risk. The effects of transaction risk are not quantified in our combined financial statements.
      Translation risk refers to the fact that the euro-denominated amounts in our consolidated financial statements will differ based on the exchange rates we use to prepare our euro-denominated financial statements. Our subsidiaries located outside the euro zone prepare their financial statements in their local currencies, many of which have depreciated against the euro during our 2004 and 2005 financial years. When we prepare our financial statements, we translate the local currency amounts in which the financial statements of our non-euro zone subsidiaries are prepared into euro. Changes in the value of these currencies relative to the euro from period to period therefore affect our results of operations and financial condition as expressed in euro. Currency translation risks do not affect local currency cash flows or results of operations, but do affect our consolidated annual financial statements. In general, an increase in the euro value relative to the U.S. dollar and other currencies will result in a lower euro value of the sales generated in currencies that have depreciated relative to the euro. Even if the margin on these sales remains constant in a non-euro currency, its value translated into euro will be reduced.
      Additional information on transaction and currency translation risks and our efforts to manage them are contained in “— Quantitative and Qualitative Disclosure About Market Risk”.

Strategic Cooperations
      We believe that cooperations, such as alliances for research and development, and manufacturing and foundry partnerships, provide us with access to several benefits that can be derived from improved economies of scale. These benefits include sharing risks and costs with our business partners, reducing our capital requirements, developing a broader range of products, gaining inter-cultural know-how and accessing additional production capacities. We have invested substantial sums in these cooperations in past periods, and they are in some cases associated with commitments for further investments. The €138 million in commitments as of September 30, 2005 relate to our investments in Infineon Technologies Suzhou Co., Ltd. In addition, we have extensive commitments to purchase products from our manufacturing partners. The commitments relating to those purchases can not accurately be quantified because they are dependent on future market prices for memory products. These purchases aggregated approximately €520 million in our 2005 financial year and €433 in the first half of our 2006 financial year.
      The most significant of our current co-operations in terms of impact on our financial statements are:

•	Nanya. In November 2002, Infineon entered into agreements with Nanya Technology Corporation, a Taiwanese corporation, that set out the terms of a strategic cooperation for the development of DRAM products and DRAM process technology and for the foundation of a joint venture to construct and operate a 300mm manufacturing facility in Taiwan, called Inotera Memories, Inc. Inotera’s 300mm manufacturing facilities in Taiwan employs production technology developed under Infineon’s joint development agreements with Nanya. Under the first of these agreements, we are co-developing and sharing the development costs for advanced 90nm and 75nm process technologies. Infineon also entered into a new agreement with Nanya in September 2005, under which we will jointly develop advanced 58nm technologies. Inotera’s current capacity is approximately 60,000 300mm wafer starts per month. Under the terms of the venture, Nanya and we each purchase 50% of Inotera’s output. Inotera completed an initial public offering of its common stock in Taiwan in March 2006, after which Infineon and Nanya each owned 41.4% of Inotera’s shares. Thereafter, in May 2006, Inotera listed its Global Depositary Receipts, or GDRs, on the Luxembourg Stock Exchange, after which Infineon and Nanya each owned 36.0% of Inotera’s shares. We invested €425 million in the venture during the two year period ended September 30, 2005. We account for Inotera by the equity method. Because of Inotera’s significance for us within the meaning of Rule 3-09 of the SEC’s Regulation S-X, we have included, elsewhere in this prospectus, Inotera’s audited consolidated financial statements as of and for the years ended December 31, 2004 and 2005.

•	CSVC. In June 2003, Infineon established a venture with China Singapore Suzhou Industrial Park Ventures Co., Ltd. (CSVC) in Suzhou, China. CSVC is a domestic limited liability company organized under the laws of the People’s Republic of China. The venture, Infineon Technologies Suzhou Co., Ltd. (recently renamed Qimonda Technologies (Suzhou) Co., Ltd.), constructed a back-end facility for the assembly and testing of our products, which officially opened in September 2004. Infineon is required to purchase the entire output of the facility. In the 2005 financial year Infineon invested $29 million in the venture and is contractually required to invest an additional $167 million through 2008. We undertook these commitments as part of the carve-out. Infineon contributed its ownership in Infineon Technologies Suzhou Co., Ltd. to us in the carve-out effective May 1, 2006 (45% of the venture’s share capital, representing nearly 100% of the voting rights in the venture). Because we exercise voting control over this venture, we consolidate it in our combined financial statements. We plan to increase our investment in Qimonda Technologies (Suzhou) Co., Ltd. such that we will hold approximately 72.5% of its share capital by the end of 2008, with CSVC owning the remaining 27.5%. We have the option to acquire CSVC’s stake at the nominal investment value plus accrued and undistributed returns on that investment. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. There can be no assurance that this external financing can be obtained at favorable terms or at all.

•	SMIC. In December 2002 Infineon entered into an agreement, as most recently amended in November 2005, with Semiconductor Manufacturing International Corporation (SMIC), a Cayman Islands

corporation with head offices in Shanghai, China. As amended, the agreement provides access to additional DRAM manufacturing capacity (up to 20,000 200mm wafer starts per month plus up to 15,000 300mm wafer starts per month). This agreement has been assigned to us as part of the carve-out.

•	Winbond. In May 2002 and August 2004, Infineon entered into product purchase and capacity reservation agreements with Winbond Electronics Corporation, a Taiwanese corporation, which give us access to additional DRAM production capacity (up to 19,000 200mm wafer starts per month plus up to 15,000 300mm wafer starts per month). We procure an immaterial quantity of our finished products under the 2002 agreement. These agreements have been assigned to us as part of the carve-out.

      Please see “Our Business” and “Arrangements between Qimonda and the Infineon Group” for more details on these strategic co-operations.
      As part of our carve-out, some agreements, including licensing, purchase and shareholding agreements, and investments of Infineon relating to our business were not be transferable to us, or restrictions are delaying this transfer or, in the future, could cause our interests to revert to Infineon. Any such reversion could materially adversely effect our financial condition and results of operations. See “Risk Factors — Risks related to our operations — Some of our agreements with strategic partners, such as our Inotera Memories joint venture with Nanya, have restrictions on transfers of the shares of the ventures they create that could cause our ownership or equity interest in these ventures to revert to Infineon, if Infineon ceases to be our majority owner and Infineon is holding our interest in Inotera in trust for us, which could subject us to loss were Infineon to become insolvent.”
Critical Accounting Policies
      The preparation of our combined financial statements required us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which we believe are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. These policies have the potential to have a significant impact on our combined financial statements, either because of the significance of the combined financial statement item to which they relate or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. Actual results may differ from our estimates under different assumptions and conditions. Our critical accounting policies include:

•	those made in connection with our initial preparation of the combined financial statements;

•	recoverability of long-lived assets;

•	valuation of inventory;

•	pension plan accounting;

•	realization of deferred tax assets;

•	revenue recognition; and

•	contingencies.

Assumptions and Estimates We Made in Preparing Our Combined Financial Statements
      The preparation of our combined financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the financial periods we present. Actual results could differ materially from those estimates. In addition, due to the significant relationship between Infineon and our company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between our business and Infineon are not the same as those that would have resulted from transactions among unrelated third parties. We believe that the assumptions underlying the combined financial statements are reasonable.
      Allocations from Infineon during our 2004 and 2005 financial years and the first six months of our 2005 and 2006 financial years, are reflected in our combined statements of operations as follows:

	For the		For the six
	financial year		months
	ended		ended
	September 30,		March 31,

	2004	2005	2005	2006

	(in millions)
Cost of goods sold	€180	€168	€65	€104
Research and development expenses	43	27	16	15
Selling, general and administrative expenses	160	109	66	66
Other operating expenses, net	2	—	—	—
Restructuring charges	2	1	1	—

	€387	€305	€148	€185

      See note 1 to the combined financial statements for a description of these assumptions. However, these transactions, allocations and estimates are not indicative of those that would have obtained had our company actually been operated on a stand-alone basis, nor are they indicative of our future transactions or of our expenses or results of operations. In addition, the process of preparing the combined financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’ length relationship where one did not at the time exist. We believe that it is not practicable to estimate what the actual costs of our company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of our business, we would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the combined financial statements.

Recoverability of Long-Lived Assets
      Our business is extremely capital-intensive, and requires significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2005 financial year, we spent €926 million, and during the first six months of our 2006 financial year, we spent €482 million to purchase property, plant and equipment. At September 30, 2005, the carrying value of our property, plant and equipment was €2,216 million and at March 31, 2006, the carrying value was €2,313 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2005 we had long-lived intangible assets of €157 million, and at March 31, 2006 we had long-lived intangible assets of €152 million.
      We adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, as of October 1, 2001. Pursuant to the requirements of SFAS No. 142, a test for impairment is done at least once a year.
      We review long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Estimated fair value is generally based on either appraised value or discounted estimated future cash flows. Considerable judgment is necessary to estimate discounted future cash flows.
      We tested goodwill for impairment pursuant to SFAS No. 142, however did not recognize any impairment charges during the years ended September 30, 2004 and 2005.

Valuation of Inventory
      The memory industry has historically experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. See “— Factors that Affect our Results of Operations” and “Risk Factors — Risks related to the semiconductor memory products industry — The DRAM industry is subject to cyclical fluctuations, including recurring periods of oversupply, which result in large swings in our operating results, including large losses.” These significant price fluctuations have often occurred within relatively short timeframes. For example, the average “spot” market price for 256Mb DDR 400 DRAM as reported by DRAM exchange fell from $4.00 at January 26, 2005 to $2.42 at March 30, 2005, a drop of nearly 40% in two months.
      We value inventory on a quarterly basis at the lower of cost or market value. Market value of inventory represents the net realizable value for finished goods and work-in-process. As of September 30, 2004 and 2005, we had inventory of €368 million and €484 million, respectively, and as of March 31, 2006 we had inventory of €622 million. We reviewed the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand and the pricing environment. This evaluation is inherently judgmental and requires material estimates. These estimates relate both to forecasted product demand and to the pricing environment. Both of these are susceptible to rapid and significant change.
      In both the 2004 and 2005 financial years, we recorded recurring mark-to-market adjustments to value our inventory according to this policy. Likewise, in future periods write-downs on inventory may become necessary due one or more of the following:

•	temporary or fundamental price declines as a consequence of an imbalance of demand and supply, which can occur due to weak demand and/or greatly increased supply;

•	technological obsolescence due to rapid developments of new products and technological improvements; and

•	changes in economic circumstances or in other conditions that impact the market price for our products.
      These factors could result in adjustments to the valuation of inventory in future periods, and have a material adverse effect on our consolidated financial statements.

Pension Plan Accounting
      We account for our pension-benefit liabilities and related postretirement benefit costs in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. Our employees currently participate in Infineon’s pension plans, which generally specify the amount of pension benefit that each employee will receive for services performed during a specified period of employment (so-called “defined benefit plans”). Nearly all of Infineon’s pension plans are defined benefit plans. In our financial statements, the level of plan assets, or funding, of our pension obligations is proportional to Infineon’s funding of its pension plans in relation to its pension obligations. We plan to fund our pension obligations independently after our carve-out and expect to continue Infineon’s practice of investing these assets in a well-diversified portfolio of investments aimed at maximizing long-term returns.
      Our pension benefit costs and liabilities are actuarially calculated using various assumptions, including discount rates, expected return on plan assets, rate of compensation increase and rate of projected future pension increases. These assumptions are based on prevailing market conditions, long-term historical averages, and estimates of future developments of rates of returns. Please see note 27 to the combined financial statements for a quantification of the major assumptions underlying our pension plan accounting, information on our plan asset allocations and a discussion of our current funding status. A significant variation in one or more of the underlying assumptions could have a material effect on the measurement of our long-term obligation or our pension cost and therefore our financial condition or results of operation.
      If the assumptions used to calculate the pension liabilities and expected return on plan assets turn out to be accurate, we will pay our recorded net liability as pension benefits to our employees after they retire, and no adjustments to our balance sheet accrual will be necessary. Differences between actual experience and these assumptions, however, can result in differences between our recorded net liability and the related actuarially calculated amount. These differences, also referred to as actuarial gains and losses, are generally not recognized in the consolidated statements of operations as they occur. Instead, due to the long-term nature of pensions and the related assumptions, they affect pension costs over the remaining service years of the relevant employees. However, differences exceeding a standard significance threshold are recorded immediately as pension cost. Our actuarial losses amounted to €1 million in the 2004 financial year and €4 million in the 2005 financial year. The increase in actuarial losses in the 2005 financial year was primarily the result of the reduction of the discount rate used to determine the benefit obligation and our use of new mortality tables in the actuarial calculations for our domestic (German) pension plans.

Pension Benefits — Sensitivity Analysis
      A one percentage point change in the major assumptions mentioned above would have resulted in the following impact on pension cost (and therefore in our net income) for the 2005 financial year:

	Effect on net periodic
	pension costs

	One percent	One percent
	increase	decrease

	(in millions)
Discount rate	€(1.0)	€1.4
Rate of compensation increase	0.9	(0.4)
Rate of projected future pension increases	1.0	(0.5)
Expected return on plan assets	0.3	0.2
Total impact on pension cost (and therefore, net income)	€1.2	€0.7

      Increases and decreases in the discount rate, rate of compensation increase and rate of projected future pension increases, which are used in determining the pension obligation, do not have a symmetrical effect on pension cost primarily due to the compound interest effect created when determining the present value of the future pension obligation. If more than one assumption were changed simultaneously, the impact would not necessarily be the same as if only one assumption were changed in isolation.
      Our pension plans were underfunded by an aggregate of €31 million as of September 30, 2005, and after adjusting for unrecognized actuarial losses of €4 million as described above, we recognized the remaining €27 million as a liability on our balance sheet. As the present value of our expected future benefits payable over the years through 2015 was €19 million on September 30, 2005, we do not perceive a need to increase our plan funding in the immediate future. We currently do not have our own separate pension plans and until we do, our employees will continue to participate in Infineon’s plans. As part of the carve-out, Infineon transferred to us the portion of pension liabilities related to our employees together with a proportional share of its pension assets to pay for those liabilities.

Realization of Deferred Tax Assets
      Income taxes as presented in the accompanying combined financial statements are determined on a separate return basis. Although in numerous tax jurisdictions, including Germany, the company was included in the consolidated tax returns of Infineon, where the Memory Products business was only a part of an Infineon entity, the tax provision has been prepared on an as-if separate company basis except that, pursuant to the terms of the contribution agreement between us and Infineon, any net operating losses generated by the Memory Products business and carried forward are treated as a reduction of equity at the end of the year, as such losses were retained by Infineon. Infineon evaluates its tax position and related tax strategies for its entire group as a whole, which may differ from the tax strategies we would have followed as a stand-alone company.
      We recognize deferred income tax assets only if we determine that it is more likely than not that we will be able to realize the tax benefits in the future from accumulated temporary differences and tax loss carry-forwards. At September 30, 2005, our total net deferred tax assets were €165 million. Included in this amount are the tax benefits of net operating loss and credit carry-forwards, net of valuation allowance, of approximately €28 million. These tax credit carry-forwards are generally limited to the amount used by the particular entity that generated the loss or credit and do not expire under current law. Because as a general matter net operating loss carry-forwards are not transferable, certain net operating loss and credit carry-forwards, remain on Infineon’s balance sheet because they were generated by legal entities not transferred to us in connection with the carve-out. In the future, Infineon will be able to offset its tax expense with these carry-forwards. This is shown on our balance sheet as a reduction in our business equity of €59 million as of September 30, 2004 and €6 million as of September 30, 2005.
      We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that can be realized from available tax strategies and future taxable income. Our ability to realize deferred tax assets depends on our ability to generate future taxable income sufficient to use tax loss carry-forwards or tax credits before their expiration. The assessment is based on the benefits that could be realized from available tax strategies, the reversal of taxable temporary differences in future periods and the impact of forecasted future taxable income. As a result of this assessment, we increased the deferred tax asset valuation allowance in the 2004 financial year by €27 million and in the 2005 financial year by €14 million to reduce the deferred tax asset to an amount that we believe is more likely than not expected to be realized in the future. The highly subjective character of many of the determinations Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting For Income Taxes” requires in measuring the valuation allowance means that our deferred tax assets may be subject to further reduction if our expectations, especially those relating to the future taxable income from operations and to benefits from available tax strategies, prove to be too optimistic.

Revenue Recognition
      We sell our memory products throughout the world. Our policy is to record revenue when persuasive evidence of an arrangement to sell products exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. In general, persuasive evidence of an arrangement exists when the customer’s written purchase order has been accepted. More judgment is required in the case of our licensing agreements, while the revenues from most of our DRAM business can be recognized using standardized processes.
      We record reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. We also establish reserves for sales discounts, price protection allowances and product returns based upon our evaluation of a variety of factors, including industry demand. This process requires the exercise of substantial judgments in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.
      We have entered into licensing agreements for our technology in the past, and anticipate that we will continue our efforts to monetize the value of our technology in the future. As with certain of our existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. Such transactions could represent multiple element arrangements pursuant to SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, and Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Elements”. This treatment can have the result of deferring license revenues and recognizing them over the period in which we are purchasing products from the licensee. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of our continuing involvement.

Contingencies
      We are subject to various legal actions and claims that arise in the normal course of business. In particular, we are subject to significant civil lawsuits that relate to the operations of the Memory Products business prior to the carve-out, including the civil antitrust litigation in the United States and Canada, securities class actions and patent litigation. These matters are described in “Our Business — Legal Matters”.
      We regularly assess the likelihood of any adverse outcome or judgments related to these matters and, where appropriate, estimate the range of possible losses and recoveries. We record liabilities, including accruals for significant litigation costs related to legal proceedings, when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, we accrue the minimum amount. Accordingly, we have accrued a liability and charged operating income in our combined financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, we assess any potential liability related to these actions and revise the estimates, if necessary. These accrued liabilities may be insufficient and are subject to change in the future based on new developments in each matter, or changes in circumstances. Any change we make in them could have a material impact on our results of operations, financial position and cash flows. See “Risk Factors — Risks related to our operations — Sanctions in the United States and other countries against us and other DRAM producers for anticompetitive practices in the DRAM industry and related civil litigation may have a direct or indirect material adverse effect on our operations” and “— An unfavorable outcome in the pending securities litigation against Infineon or the incurrence of significant costs in the defense of this litigation may have a direct or indirect material adverse effect on our operations.”
Results of Operations
      The following table presents the various line items in our combined statements of operations expressed as percentages of net sales for the periods indicated.

	For the financial		For the
	year ended		six months ended
	September 30,		March 31,

	2004	2005	2005	2006

	(in percent)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.6	76.6	63.4	86.9

Gross profit	31.4	23.4	36.6	13.1

Research and development expenses	11.5	13.8	14.6	13.4
Selling, general and administrative expenses	7.7	7.3	7.8	7.0
Restructuring charges	0.1	—	0.1	—
Other operating expenses, net	6.4	0.5	0.5	0.9

Operating income (loss)	5.7	1.8	13.6	(8.2)
Interest income (expense), net	(1.0)	(0.2)	0.1	(1.0)
Equity in (losses) earnings of associated companies	(0.5)	1.6	1.2	1.7
Gain on associated company share issuance	0.1	—	—	—

	For the financial		For the
	year ended		six months ended
	September 30,		March 31,

	2004	2005	2005	2006

	(in percent)
Other non-operating income (expense), net	(0.4)	0.4	(0.2)	0.4
Minority interests	0.5	0.1	0.5	(0.2)

Income (loss) before income taxes	4.4	3.7	15.2	(7.3)

Income tax expense	(7.0)	(3.1)	(6.4)	(1.1)

Net (loss) income	(2.6)%	0.6%	8.8%	(8.4)%

Six Months Ended March 31, 2006 compared to Six Months Ended March 31, 2005
      We generate our net sales primarily from the sale of our memory products. Our memory products consist primarily of dynamic random access memory (DRAM) products, which are used in computers and other electronic devices. We also offer a limited range of non-volatile flash memory products, which are used in consumer applications such as digital still cameras or cellular handsets. We generate the vast majority of our memory product sales through our direct sales force, with approximately 13% of our total revenue in the first six months of the 2006 financial year derived from sales made through distributors.
      We also generate a small stream of revenues from royalties and license fees earned on technology that we own and license to third parties. This often enables us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements, and also permits us to recover a small portion of our research and development expenses.
      The following table presents data on our net sales for the periods indicated.

	For the six months
	ended March 31,

	2005	2006

	(in millions, except
	percentages)
Net sales:
Memory products	€1,248	€1,600
% of net sales	89%	100%
License revenue	€151	€6

% of net sales	11%	0%
Total net sales	1,399	1,606

Effect of foreign exchange over prior year	—	€130
% of net sales	—	8%
      Our net sales in the six months ended March 31, 2006 increased by €207 million, or 15%, from €1,399 million in the six months ended March 31, 2005 to €1,606 million in the six months ended March 31, 2006. Primarily responsible for the increase were:

•	higher bit shipments; and

•	exchange rate effects.
      Offsetting these increases in part were decreases related to:

•	DRAM price declines; and

•	the positive effect in the prior year period of license income from ProMOS.
      Increase in bit shipments. Our bit shipments increased by 102% during the six months ended March 31, 2006 compared to the six months ended March 31, 2005 due to the increased yield of our 110nm technology, conversion to our 90nm technology, our access to additional capacities of our joint venture partners and our foundries and the overall increased sales volume, particularly in our graphics product category.
      The shift to higher density products we experienced in 2005 continued in the first half of 2006. In the six months ended March 31, 2006, 70% of total bit shipments were of 512Mb DRAMs, while 68% were of 256Mb DRAMs in the six months ended March 31, 2005. The share of capacities converted to the 90nm technology node increased from about 1% in the first half of 2005 to about 13% in the first half of 2006 based on wafer starts.
      Exchange rate effects. The U.S. dollar strengthened against the euro in the first six months of 2006, with the average exchange rate for the period 9% higher than it was for the corresponding period of our 2005 financial year. This favorable U.S. dollar euro exchange rate contributed substantially to an increase in our revenues during the six months ended March 31, 2006. We have calculated the effects of this translation risk as follows: we would have achieved €130 million less in net sales on the six months ended March 31, 2006, had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the six months ended March 31, 2006 as they were in the six months ended March 31, 2005. This trend did not appear to be continuing in the beginning of the second half of our 2006 financial year, with the U.S. dollar weakening against the euro. Should this weakening continue, we would expect our revenues to be negatively impacted in the second half of the 2006 financial year.
      Price declines: DRAM prices continued to be under the substantial pressure we had observed since September 2004 through the end of the 2005 calendar year. The average selling prices for DDR2 memories in particular declined very substantially due, we believe, to a mismatch caused by high worldwide production of DDR2 memories for which original equipment manufacturers had not yet produced enough logic chipsets. This depressed our revenues and was the most significant contributor to our loss in the first six months of the 2006 financial year. DDR2 prices rebounded in recent months as the corresponding chipsets became more available. This, together with a modest increase in DRAM prices generally and the increasing proportion of our bit shipments comprised of relatively higher-priced graphics, mobile and consumer DRAM products, led to an overall slight increase in the average selling prices of our DRAM products as compared with the first three months of the 2006 financial year. However, the extent of the market price declines as compared with the first six months of our 2005 financial year meant that our average per-megabit selling prices for DRAM products (expressed in U.S. dollars) were approximately 42% lower in the six months ended March 31, 2006 than they were in the six months ended March 31, 2005.
      Decreased license revenue. Our license revenue decreased from €151 million to €6 million, primarily due to our recognition of €118 million in revenue relating to the ProMOS license agreement in the six months ended March 31, 2005, which did not re-occur in 2006.

Net Sales by Region
      The following table sets forth our sales by region for the periods indicated. We categorize our sales geographically based on the location where the customer chooses to be billed. Delivery might be to another location and the customer may ship the products on for further use.

	For the six months ended
	March 31,

	2005		2006

	(in millions, except percentages)
Germany	€115	8%	€149	9%
Other Europe	170	12	180	11
North America	501	36	672	42
Asia/ Pacific	561	40	525	33
Japan	51	4	71	4
Other	1	0	9	1

Total	€1,399	100%	€1,606	100%

      Due to the recognition of the €118 million in revenue of the Asia/Pacific region relating to the ProMOS License agreement in the six months ended March 31, 2005, which did not recur in 2006, the sales in the Asia/Pacific region reflect a proportional decrease during the six months ended March 31, 2006 compared to the prior period.
      Increased sales of specialty products, in particular for graphics applications, in the North American region during the six months ended March 31, 2006 resulted in a proportional increase compared to the six months ended March 31, 2005.

Cost of Goods Sold and Gross Margin
      Our cost of goods sold consists principally of expenses relating to:

•	direct materials, principally raw wafers;

•	employee costs;

•	overhead, including maintenance of production equipment, indirect materials (such as photomasks) and royalties;

•	depreciation and amortization;

•	subcontracted assembly and testing services;

•	production support, including facilities, utilities, quality control, automated systems and management functions; and

•	foundry production (including chips we purchase from our Inotera joint venture).
      In addition to factors that affect our revenues and those affecting the components of cost of goods sold listed above, the following factors, not all of which were material in the periods under review, affected our gross margin:

•	foreign currency conversion gains (or losses) on transactions in non-euro currencies and translations into euro;

•	amortization of purchased intangible assets;

•	product warranty costs;

•	provisions for excess or obsolete inventories; and

•	government grants, which we recognize over the remaining useful life of the related manufacturing assets.
      The following table sets forth our cost of goods sold and related data for the periods indicated.

	For the six
	months ended
	March 31,

	2005	2006

	(in millions,
	except
	percentages)
Cost of goods sold	€887	€1,396
% of net sales	63%	87%
Gross margin	37%	13%
      Cost of goods sold increased by €509 million, or 57%, from €887 million in the six months ended March 31, 2005 to €1,396 million in the six months ended March 31, 2006. The increase in our cost of goods sold was due primarily to:

•	higher bit shipments;

•	higher absolute costs from production ramp-up and increased purchases from foundries; and

•	exchange rate effects.
      Offsetting these increases in part were improvements in our productivity.

      Higher bit shipments. The 102% increase in bit shipments in the six months ended March 31, 2006 was due primarily to the ramp up of production volumes at our Richmond 300mm facility, at Inotera and at those of our foundry partners manufacturing on 300mm wafers. In the six months ended March 31, 2006, we sourced over 180% more chips from these partners than we had during the six months ended March 31, 2005. As discussed below, we believe that productivity improvements were partially responsible for holding the percentage increase in costs below the percentage increase in bit shipments, as was the spreading of our fixed costs against a greater level of bit shipments.
      Higher absolute costs from production ramp-up and increased purchases from foundries. While we expect our ongoing shift to production on 300mm wafers to lead to reduced manufacturing costs once the conversions are complete, during the six months ended March 31, 2006 our gross margin was adversely affected by the increased depreciation charge of €106 million mainly associated with the commencement of production in our 300mm production facilities in Richmond and Suzhou.
      We report as cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as Inotera. Our purchases from these affiliated entities amounted to €198 million in the six months ended March 31, 2006 as compared to €109 million in the six months ended March 31, 2005. In addition, we purchased €236 million of inventory from our foundry partners Winbond and SMIC in the six months ended March 31, 2006 compared to €90 million in the six months ended March 31, 2005.
      Exchange rate effects. The relative strength of the exchange rate of the U.S. dollar against the euro in the six months ended March 31, 2006, as compared to the equivalent period one year earlier, increased the euro value of our costs that are denominated in U.S. dollars by approximately €60 million. This means that we would have incurred approximately €60 million less in costs of goods sold in our six months ended March 31, 2006, had the average exchange rates we use to translate our non-euro expenses into euros been the same in the six months ended March 31, 2006 as they were in the six months ended March 31, 2005. However, given the increase in our net sales due to foreign exchange effects, foreign currency movements overall had a positive net effect on our gross margin during the six months ended March 31, 2006.
      Improved productivity. Similar to our 2005 financial year, we achieved productivity improvements through the increased conversion of capacities to 110nm and 90nm process technologies and the increasing share of our chips produced on 300mm wafers. The ramp-up of 300mm capacities at our joint venture Inotera and our foundry partner SMIC contributed to the increased share of production on 300mm wafers. Measured in wafer starts, 65% of our total production (including capacity sourced from our strategic and foundry partners) was on 300mm wafers in the six months ended March 31, 2006 as compared to 49% of our production in the six months ended March 31, 2005.
      Our gross margin decreased during the six months ended March 31, 2006, falling to 13% from 37% in the six months ended March 31, 2005, primarily because our average selling prices declined at a faster rate than did our cost per unit, due to an increase in capacity purchased from silicon foundries and as a result of the lower level of license income.

Research and Development (R&D) Expenses
      Research and development (R&D) expenses consist primarily of salaries and benefits for research and development personnel, materials costs, depreciation and maintenance of equipment used in our research and development efforts and contracted technology development costs. Materials costs include expenses for development wafers and costs relating to pilot production activities prior to the commencement of commercial production. R&D expenses also include our joint technology development arrangements with partners such as Nanya.

      The following table sets forth our R&D expenses for the periods indicated.

	For the six
	months ended
	March 31,

	2005	2006

	(in millions,
	except
	percentages)
Research and development expenses	€204	€215
% of net sales	15%	13%
      In the six months ended March 31, 2006, research and development expenses increased by 5%, from €204 million to €215 million, due to increased spending on the acceleration of the development of next generation memory technologies and the broadening of our overall portfolio of memory products.

Selling, General and Administrative (SG&A) Expenses
      Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, non-R&D costs related to developing prototypes, other marketing incentives and related marketing expenses.
      General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, and recruitment and training expenses.
      The following table sets forth information on our selling, general and administrative expenses for the periods indicated.

	For the six
	months ended
	March 31,

	2005	2006

	(in millions,
	except
	percentages)
Selling, general and administrative expenses	€109	€113
% of net sales	8%	7%
      During the six months ended March 31, 2006, selling, general and administrative expenses increased by 4% as compared to the first six of months of the 2005 financial year, from €109 million to €113 million, as a result of an increase in the costs allocated to us by Infineon and the reflection in our expenses of stock based compensation expense (of €5 million in the aggregate, of which €2 million impacted SG&A, during the six months ended March 31, 2006) following our adoption, pursuant to a change in U.S. GAAP, of fair value accounting for stock based compensation beginning on October 1, 2005.

Other Operating Expense, Net
      The following table sets forth information on our other operating expense, net for the periods indicated.

	For the six months
	ended March 31,

	2005	2006

	(in millions, except
	percentages)
Other operating expense, net	€7	€14
% of net sales	1%	1%
      Other operating expense, net in both periods related principally to charges from our settlement of an antitrust investigation by the U.S. Department of Justice and related actions as well as an ongoing investigation in Europe.

Equity in Earnings of Associated Companies
      The following table sets forth information on our equity in losses or earnings of associated companies for the periods indicated.

	For the six months
	ended March 31,

	2005	2006

	(in millions, except
	percentages)
Equity in earnings of associated companies	€17	€27
% of net sales	1%	2%
      Our principal associated company is Inotera. Inotera is a DRAM manufacturer that we established as a joint venture with Nanya. Our equity in this venture’s earnings has been sensitive to fluctuations in the price of DRAM. In both periods, Inotera contributed most of our equity in earnings from associated companies, which increased in the first six months of the financial year, reflecting the increased volume production by that joint venture. We have included financial statements of Inotera elsewhere in this prospectus.

Other Non-Operating (Expense) Income, Net
      The following table sets forth information on other non-operating expense or income for the periods indicated.

	For the six months
	ended March 31,

	2005	2006

	(in millions, except
	percentages)
Other non-operating (expense) income, net	€(3)	€6
% of net sales	0%	0%
      Other non-operating (expense) income, net consists of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities. In the six months ended March 31, 2006, other non-operating income related principally to non-operating foreign currency transaction gains, whereas in the six months ended March 31, 2005, other non-operating expense related principally to foreign currency transaction losses.

Earnings Before Interest and Taxes (“EBIT”)
      We define EBIT as net income (loss) plus interest expense and income tax expense. EBIT is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, EBIT is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. We believe the most comparable U.S. GAAP measure is net income. Our management uses EBIT as a measure to establish budgets and operational goals, to manage our business and to evaluate its performance. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance in a manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of our company. Although EBIT is our primary measure of evaluating operating performance, we also evaluate the costs and benefits associated with various financing structures and the income tax consequences, where relevant and material independent of the operational assessment.

      EBIT is determined from the consolidated statements of operations as follows:

	For the six months
	ended March 31,

	2005	2006

	(in millions,
	except
	percentages)
Net income (loss)	€122	€(136)
Add: Income tax expense	90	18
Interest (income) expense	(2)	16

EBIT	€210	€(102)

Interest Income (Expense), Net
      We derive interest income primarily from cash, cash equivalents and marketable securities. Interest expense is primarily attributable to loans from Infineon and external banks and excludes interest capitalized on manufacturing facilities under construction.
      The following table sets forth information on our net interest expense for the periods indicated.

	For the six months
	ended March 31,

	2005	2006

	(in millions,
	except
	percentages)
Interest income (expense) net	€2	€(16)
% of net sales	0%	(1)%
      Interest expense mainly relates to interests due to and from Infineon. The increase was due to higher average borrowings from Infineon.

Income Taxes
      The following table sets forth information on our income taxes for the periods indicated.

	For the six
	months ended
	March 31,

	2005	2006

	(in millions,
	except
	percentages)
Income tax expense	€(90)	€(18)
% of net sales	(6)%	(1)%
Effective tax rate	42%	(15)%
      In the six months ended March 31, 2006, our effective rate was higher than our statutory rate. This resulted from losses in jurisdictions for which tax benefits could not be recognized and tax expense attributable to jurisdictions with income. In the six months ended March 31, 2005, our effective tax rate reflects a higher proportion of taxable earnings in jurisdictions with comparatively higher tax rates, such as Germany.

Net Income (Loss)
      Our net result decreased from a net income of €122 million in the six months ended March 31, 2005, to net loss of €136 million in the six months ended March 31, 2006.

Financial Year Ended September 30, 2005 Compared to Financial Year Ended September 30, 2004

Net Sales
      The following table presents data on our net sales for the periods indicated.

	For the financial
	year ended
	September 30,

	2004	2005

	(in millions, except
	percentages)
Net sales:
Memory products	€2,947	€2,665
% of net sales	98%	94%
License revenue	€61	€160

% of net sales	2%	6%
Total net sales	€3,008	€2,825

Effect of foreign exchange over prior year	—	€(132)
% of net sales	—	5%
      Our net sales in the 2005 financial year declined by €183 million, or 6.0%, from €3,008 million in the 2004 financial year to €2,825 million in the 2005 financial year. Primarily responsible for the decline were:

•	DRAM price declines;

•	exchange rate effects; and

•	the transfer to Infineon of the Dresden 200mm facility.
      Offsetting the decline in part were increases from:

•	higher sales volumes, or bit shipments; and

•	our settlement of a patent dispute with ProMos.
      Price declines. DRAM prices were under substantial pressure during our 2005 financial year, especially during the first half. Our average per-megabit selling prices for DRAM products (expressed in U.S. dollars) were approximately 27% less in the 2005 financial year as compared with the 2004 financial year. Average per-megabit selling prices in U.S. dollars of our major products with DDR and DDR2 interfaces, declined sharply, especially early in the year. After April, prices for DDR products stabilized, while those for DDR2 products remained under pressure as a result of a supply overhang and slower than expected conversion by PC manufacturers to DDR2 as one of the primary memory interfaces they use. Both contract and spot prices followed this trend. Average per-megabit selling prices for lower-density SDRAM products declined during the financial year as well. The following graph shows the price declines in DRAM (expressed in 256Mb equivalents) during the two year period ended September 30, 2005.

DRAM Price Development
      Exchange rate effects. The continued unfavorable U.S. dollar/ euro exchange rate contributed substantially to our decline in revenues in our 2005 financial year. Although the U.S. dollar was slightly stronger on September 30, 2005 than it had been one year earlier, the average exchange rate of U.S. dollars for euro over the financial year was weaker. We have calculated the effects of this translation risk as follows: we would have achieved €132 million more in net sales in our 2005 financial year had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the 2005 financial year as they were in the 2004 financial year.
      Dresden 200mm transfer. A decline in net sales of €83 million was due to the transfer, effective October 1, 2004, of the 200mm front-end manufacturing facility in Dresden, Germany from Infineon’s Memory Products segment to its Communications segment. In preparing our combined financial statements, we treated as external sales those sales the Dresden 200mm facility made to other Infineon businesses while it was part of our business. Following the transfer, these sales are no longer included in our net sales. The wafers the Dresden 200mm facility produces for use in our business appear in our net sales for both financial years because these are sold to customers outside the Infineon group.
      Increase in bit shipments. The declines described above were offset in part by our higher bit shipments. Our bit shipments increased by 31% during the 2005 financial year. This growth was primarily a result of:

•	our progress in converting our capacities towards the 110nm technology node and increasing the yield of those facilities that are using that technology;

•	the ramp-up of our manufacturing joint venture Inotera and the access to additional capacity through our cooperation with Winbond and SMIC; and

•	the overall increased sales volume during the 2005 financial year. This resulted from increased market demand, particularly for PCs, increased “bits per box” and increasing demand for non-PC products including infrastructure and graphics, mobile and consumer DRAMs.
      The majority of our semiconductor memory product sales comprised 256Mb DRAMs (68% of total bit shipments) in the first half of the 2005 financial year and 512Mb DRAMs (56% of total bit shipments) in the second half of the 2005 financial year as the market shifted to the next higher-density product generation.

      Increased license revenue. Our license revenue increased from €61 million to €160 million, primarily due to the settlement Infineon reached with ProMOS in November 2004. Under this agreement, which resolved an intellectual property dispute that had begun in 2003, Infineon has licensed DRAM technology to ProMOS for ongoing use by ProMOS. This settlement led to our recognition of €118 million in revenue during the 2005 financial year. This €118 million represents the present value of the aggregate U.S.$156 million payment ProMOS agreed to make to Infineon in four equal payments under this settlement. Excluding the ProMOS settlements, our license revenues fell as a result of the timing of payments under our other outstanding licenses. We expect license revenues in future periods to remain closer to the level of the €42 million we recorded in the 2005 financial year other than those relating to the ProMOS settlement.

Net Sales by Region
      The following table sets forth our sales by region for the periods indicated. We categorize our sales geographically based on the location where the customer chooses to be billed. Delivery might be to another location and the customer may ship the products on for further use.

	For the financial year ended
	September 30,

	2004		2005

	(in millions, except percentages)
Germany	€398	13%	€232	8%
Other Europe	342	12	332	12
North America	1,135	38	1,067	38
Asia/ Pacific	1,001	33	1,091	38
Japan	131	4	102	4
Other	1	0	1	0

Total	€3,008	100%	€2,825	100%

Cost of Goods Sold and Gross Margin
      Our purchases from our joint ventures and other associated and related companies, such as Inotera, amounted to €247 million in the 2005 financial year and €23 million in the 2004 financial year. In addition, we purchased €520 million of inventory from our foundry partners in our 2005 financial year and €91 million in our 2004 financial year.
      The following table sets forth our cost of goods sold and related data for the periods indicated.

	For the financial
	year ended
	September 30,

	2004	2005

	(in millions, except
	percentages)
Cost of goods sold	€2,063	€2,164
% of net sales	69%	77%
Gross margin	31%	23%
      Cost of goods sold increased by €101 million, or 5%, from €2,063 million in the 2004 financial year to €2,164 million in the 2005 financial year. The increase in our cost of goods sold was due primarily to:

•	higher bit shipments; and

•	increased average costs per wafer and personnel.
      Offsetting these increases in part were decreases related to:

•	the Dresden 200mm transfer;

•	exchange rate effects; and

•	increases in our productivity.

      Higher bit shipments. The 31% increase in bit shipments in our 2005 financial year led to an increase in costs as more material, more volumes of wafers and work by employees was needed to manufacture these chips. As discussed below, we believe that productivity improvements were partly responsible for holding the percentage increase in costs below the percentage increase in bit shipments, as was the spreading of our fixed costs across greater bit shipments.
      Increased average costs per wafer and personnel. In addition to the general increases in materials and personnel costs that result from increased bit shipments, our migration to a higher proportion of production on 300mm wafers has led to increased costs per wafer. These larger wafers are more expensive per wafer than 200mm wafers, although due to the substantially higher bit output per 300mm wafer, the per bit costs for using these wafers are considerably lower. The personnel costs included in cost of goods sold also increased as we ramped up production in our 300mm facility in Richmond.
      Dresden 200mm transfer. €72 million of the decrease in cost of goods sold related to the transfer of the Dresden 200mm facility. Following the transfer of this facility, we no longer included in our cost of goods sold the costs relating to the chips the facility produces for Infineon’s logic business. We did, however, begin paying Infineon a margin for the chips we began to purchase from Infineon. Although the transfer of the Dresden 200mm facility did impact both net sales and cost of goods sold, the net impact on our gross margin was not significant.
      Exchange rate effects. The further depreciation of the U.S. dollar against the euro reduced the euro value of our expenses that are denominated in dollars by approximately €40 million. This means that we would have incurred approximately €40 million more in costs of goods sold in our 2005 financial year had the average exchange rates we use to translate our non-euro expenses into euros been the same in the 2005 financial year as they were in the 2004 financial year. However, given the relatively large decline in our net sales due to foreign exchange effects, foreign currency movements overall had a negative net effect on our gross margin.
      Productivity increase. We achieved productivity improvements through the conversion of capacities from 140nm to 110nm process technology and the increasing share of our chips produced on 300mm wafers. The share of wafer starts based on 110nm technology increased from almost 50% in the 2004 financial year to more than 80% in the 2005 financial year. By the end of the year, we had begun mass production at the 90mm node, such that 5% of our DRAMs were being manufactured using that process technology at year end. The ramp-up of 300mm capacities at our joint venture Inotera and our foundry partner SMIC contributed to the increased 300mm share. From 41% of total manufacturing capacity in the 2004 financial year (measured in wafer starts), 300mm manufacturing has increased to 53% in the 2005 financial year.
      Since our average selling price declined at a faster rate than our cost per unit did during the 2005 financial year, our gross margin decreased, falling from 31% in the 2004 financial year to 23% in the 2005 financial year.

Research and Development (R&D) Expenses
      The following table sets forth our R&D expenses and government subsidies for the periods indicated:

	For the financial year
	ended September 30,

	2004	2005

	(in millions, except
	percentages)
Research and development expenses	€347	€390
% of net sales	12%	14%
Government subsidies	€25	€16
% of net sales	1%	1%
      In the 2005 financial year, research and development expenses increased by 12%, from €347 million to €390 million, due to increased spending on the acceleration of the development of next generation memory technologies, the broadening of our overall portfolio of memory products and reduced government subsidies.

We recognized less in government subsidies, which decreased from €25 million in the 2004 financial year to €16 million in the 2005 financial year, mainly due to the transfer to Infineon of the Dresden 200mm facility to which a portion of prior subsidies relates.
      Some of our research and development projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

Selling, General and Administrative (SG&A) Expenses
      The following table sets forth information on our selling, general and administrative expenses for the periods indicated.

	For the financial
	year ended
	September 30,

	2004	2005

	(in millions,
	except percentages)
Selling, general and administrative expenses	€232	€206
% of net sales	8%	7%
      During the 2005 financial year, selling, general and administrative expenses declined by 11% from €232 million to €206 million as a result of lower cost allocations from Infineon reflecting mainly cost savings measures, particularly with respect to central services and information technology (IT).

Restructuring Charges
      In the 2004 and 2005 financial years, we accrued charges of €2 million and €1 million, respectively, for restructuring and cost-saving efforts taken by Infineon, which included downsizing our workforce and consolidating certain functions and operations.

Other Operating Expense, Net
      The following table sets forth information on our other operating expense, net for the periods indicated.

	For the financial
	year ended
	September 30,

	2004	2005

	(in millions,
	except percentages)
Other operating expenses, net	€194	€13
% of net sales	6%	0%
      Other operating expense, net in the 2004 financial year related principally to charges from our settlement of an antitrust investigation by the U.S. Department of Justice, related settlements with customers and a related ongoing investigation in Europe. We accrued reserves in respect of these matters in the amount of €194 million in our 2004 financial year. Other operating expense in the 2005 financial year principally reflected expenses related to antitrust matters.

Equity in (Losses) Earnings of Associated Companies
      The following table sets forth information on our equity in losses or earnings of associated companies for the periods indicated.

	For the financial
	year ended
	September 30,

	2004	2005

	(in millions,
	except percentages)
Equity in (losses) earnings of associated companies	€(16)	€45
% of net sales	(1)%	2%
      Start-up losses at Inotera during the ramp-up phase of production accounted for substantially all of the €16 million in losses incurred in the 2004 financial year. In the 2005 financial year, Inotera contributed most of our equity in earnings from associated companies, reflecting the start of volume production by that joint venture.

Other Non-Operating (Expense) Income, Net
      The following table sets forth information on other non-operating expenses or income for the periods indicated.

	For the financial
	year ended
	September 30,

	2004	2005

	(in millions,
	except percentages)
Other non-operating (expense) income, net	€(11)	€13
% of net sales	0%	0%
      Other non-operating expense, net in the 2004 financial year consisted primarily of €7 million in non-operating foreign currency transaction losses, partially offset by €4 million in gains on sales of marketable securities, together with €7 million of investment-related impairment charges. In the 2005 financial year, other non-operating income, net included €18 million related principally to non-operating foreign currency transaction gains, which were partially offset by investment-related impairment charges of €6 million.

Earnings Before Interest and Taxes (“EBIT”)
      EBIT is determined from the consolidated statements of operations as follows:

	For the financial year
	ended September 30,

	2004	2005

	(in millions)
Net income (loss)	€(79)	€18
Add: Income tax expense	211	86
Interest expense, net	30	7

EBIT	€162	€111

Interest Income (Expense), Net
      The following table sets forth information on our net interest expense for the periods indicated.

	For the financial
	year ended
	September 30,

	2004	2005

	(in millions, except
	percentages)
Interest income (expense), net	€(30)	€(7)
% of net sales	(1)%	0%
Capitalized interest	€9	€7
      Interest expense in the 2004 financial year included €21 million paid upon the redemption of the other investors’ ownership interests in the 300mm venture Infineon Technologies SC300 GmbH & Co. OHG (“SC300”) in Dresden, which we now refer to as our Dresden 300mm facility. Interest expense was partially reduced in both the 2004 and 2005 financial years as a result of capitalization of interest related to facilities under construction (principally Inotera and Richmond), as well as interest income from financial derivatives.

Income Taxes
      The following table sets forth information on our income taxes for the periods indicated.

	For the financial
	year ended
	September 30,

	2004	2005

	(in millions, except
	percentages)
Income tax expense	€(211)	€(86)
% of net sales	(7)%	(3)%
Effective tax rate	160%	83%
      We assess our deferred tax asset and the need for a valuation allowance pursuant to SFAS No. 109. As a result of this assessment, we have increased our deferred tax asset valuation allowance in our 2004 and 2005 financial years to reduce the net deferred tax asset to an amount that is more likely than not expected to be realized in future periods. Our effective tax rate in the 2004 financial year was substantially higher than our statutory tax rate due to increases in our valuation allowances, for losses which can not be utilized by us and have been retained by Infineon, as well as non-deductible expenditure we recorded (mostly related to legal matters). In the 2005 financial year our effective rate was still higher than our statutory rate, but lower than in the 2004 financial year, as a result of reduced losses in jurisdictions for which tax benefits could not be recognized, and lower non-deductible expenditures.

Net Income (Loss)
      Our results improved from a net loss of €79 million in the 2004 financial year to net income of €18 million in the 2005 financial year.

Financial Condition
      The following table sets forth selected items from our combined balance sheets for the periods indicated.

	As of
	September 30,			As of March 31,

	2004	2005	% Change(1)	2006	% Change(2)

	(in millions, except percentages)
Current assets	€1,602	€1,802	12%	2,078	15%
Non-current assets	3,148	3,059	(3)	3,181	4

Total assets	4,750	4,861	2	5,259	8

Current liabilities	1,524	1,365	(9)	1,482	9
Non-current liabilities	447	529	18	496	(6)

Total liabilities	1,971	1,894	(4)	1,978	4

Business equity	€2,779	€2,967	7%	€3,281	11%

(1)	Percentage change from September 30, 2004 to September 30, 2005.

(2)	Percentage change from September 30, 2005 to March 31, 2006.

As of March 31, 2006 Compared to September 30, 2005
      As of March 31, 2006, our total assets increased as compared to September 30, 2005. Total current assets increased primarily due to increased trade accounts receivable and inventories reflecting our sales growth. Non-current assets increased slightly because capital expenditures in our new facilities in Suzhou and Richmond more than offset depreciation expenses.
      Current liabilities increased as of March 31, 2006 due to increased accounts payable, which reflected increased purchases from our foundry partners and increased capital expenditures. Non-current liabilities mainly decreased due to the recognition of deferred government grants.
      As of March 31, 2006, our business equity increased, principally due to advances made to us by Infineon, which more than offset our net loss during the six months ended March 31, 2006. At March 31, 2006, our debt-to-equity ratio, which we define as total liabilities divided by our business equity, decreased to 60% from 64% at September 30, 2005. At March 31, 2006 our equity-to-fixed-assets ratio (which we define as our business equity divided by property, plant and equipment) was 142%, compared to 134% at September 30, 2005.

As of September 30, 2005 Compared to September 30, 2004
      As of September 30, 2005, our total assets increased slightly in comparison to the prior year. Total current assets increased at the end of the 2005 financial year primarily due to increased inventories stemming from product diversification and other current assets. Non-current assets decreased slightly at the end of the 2005 financial year as the combined effect of depreciation and the transfer of the Dresden 200mm facility more than offset capital expenditures and investments in associated companies during the year.
      Current liabilities decreased as of the end of the 2005 financial year due to lower accrued liabilities (€63 million) and lower other current liabilities (€100 million). Non-current liabilities increased due to a borrowing of €80 million used primarily for the manufacturing facility in Portugal.
      In the 2005 financial year, our business equity increased principally due to the advances made by Infineon and our net income during the year. At September 30, 2005, business equity as a percentage of total assets was 61%, compared to 59% as of September 30, 2004.
      Our equity-to-fixed-assets ratio increased to 134% in the 2005 financial year from 116% in the prior year, primarily reflecting the transfer of the Dresden 200mm facility. The decrease of our debt-to-equity ratio to 64% compared to 71% in the 2004 financial year was mainly attributable to the net income generated in the 2005 financial year. We do not hedge our net investments in non-euro denominated entities by borrowing in those non-euro currencies. On September 30, 2005, cash in the amount of €75 million was held by our subsidiaries in China subject to restrictions on transferability out of China.
Liquidity

Cash Flows
      Our consolidated statement of cash flows shows the sources and uses of cash during the reported periods. It is of key importance for the evaluation of our financial position. Although our combined statements of operations and balance sheets include allocations of financial statement line items from Infineon’s financial statements, the combined statements of cash flows are determined indirectly from these statements and do not reflect any additional allocations.
      Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net income (loss). In accordance with U.S. GAAP, the line items on the cash flow statement that reflect changes in balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes you will find on the balance sheets themselves.

	For the financial year		For the six months
	ended September 30,		ended March 31,

	2004	2005	2005	2006

	(in millions)
Net cash provided by (utilized in) operating activities	€693	€483	€374	€(5)
Net cash used in investing activities	(1,048)	(971)	(559)	(468)
Net cash provided by financing activities	388	538	158	480
Effect of foreign exchange rate changes on cash and cash equivalents	—	5	(5)	(1)
Cash and cash equivalents at end of year	577	632	545	638
     Six Months Ended March 31, 2006 Compared to Six Months Ended March 31, 2005
      Our operating cash flow in the six months ended March 31, 2006 shifted from an inflow of €374 million to a €5 million outflow primarily due to our net loss of €136 million in the six months ended March 31, 2006. We recognized net income of €122 million in the six months ended March 31, 2005. Depreciation and amortization increased by €108 million mainly as a result of our new facilities in Richmond and Suzhou. Increases in our trade accounts receivable and inventory, reflecting our sales growth, further reduced our operating cash flow.
      Cash used in investing activities in both periods reflect the capital expenditures we made as we continued to invest in associated companies during both periods. Our cash used in investing activities was higher in the six months ended March 31, 2005 due to our €84 million investment in our Inotera joint venture. We anticipate a reduced level of capital expenditures during the second half of the current financial year as compared to the capital expenditures of €482 million in the first six months of the financial year.
      Cash provided by financing activities in both periods relates principally to investments by and advances from Infineon. Infineon advanced €462 million to us in the six months ended March 31, 2006, as compared to €136 million in the comparable period one year earlier.
     Financial Year Ended September 30, 2005 Compared to Financial Year Ended September 30, 2004
      Our operating cash flow in the 2005 financial year was 30% less than in the 2004 financial year, falling from €693 million to €483 million. While our net income increased by €97 million in the 2005 financial year, this positive effect on operating cash flow was more than offset by a lower share of non-cash expenses including depreciation and amortization. Depreciation and amortization decreased by €224 million as a result of our transfer of the Dresden 200mm facility to Infineon. Changes in our usage of our working capital also reduced operating cash flow.

Our inventory consumed an additional €162 million in working capital in the 2005 financial year (after releasing €73 million in the 2004 financial year), as higher production output increased our inventories. Our trade accounts payable also increased, primarily reflecting increased purchases from Inotera.
      Cash used in investing activities in both financial years primarily reflects our capital expenditures, which totaled €926 million in the 2005 financial year (up from €770 million in the 2004 financial year) and related principally to equipping our 300mm facilities in Dresden and Richmond. In addition, we invested €83 million in the 2005 financial year and €350 million in the 2004 financial year in associated companies, mostly in our Inotera joint venture.
      Cash provided by financing activities in the 2005 financial year principally relates to investments by and advances from Infineon totaling €500 million, which were partly offset by the repayment of a €450 million loan entered into in connection with the expansion of our 300mm facility in Dresden. In the 2004 financial year, Infineon advanced €165 million to us.
     Free Cash Flow
      We define free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. We believe the most comparable U.S. GAAP measure is net cash provided by operating activities. Since we operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from our consolidated statements of cash flows:

	For the financial year		For the six months
	ended September 30,		ended March 31,

	2004	2005	2005	2006

	(in millions)
Net cash provided by (utilized in) operating activities	€693	€483	€374	€(5)
Net cash used in investing activities	(1,048)	(971)	(559)	(468)
Sale of marketable securities	17	1	(1)	—

Free cash flow	€(338)	€(487)	€(186)	€(473)

      Free cash flow was negative in each financial year because capital expenditures exceeded the cash provided from operating activities. This shortfall was financed principally by advances from Infineon.
     Net Cash Position
      The following table presents our gross and net cash positions and the maturity of our debt. It is not intended to be a forecast of cash available to us in future periods.

	Payments due by period

		Less than					After
As of September 30, 2005	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years

	(in millions)
Cash and cash equivalents	€632	€632	€—	€—	€—	€—	€—
Less:
Long-term debt	108	—	—	13	13	13	69
Short-term debt and current maturities	524	524	—	—	—	—	—

Total financial debt	632	524	—	13	13	13	69

Net cash position	€0	€108	€—	€(13)	€(13)	€(13)	€(69)

      Our gross cash position increased to €632 million at September 30, 2005, compared with €577 million at the prior year end. As part of Infineon, our historical capital structure was based on the assumption that our net cash position is zero. The capital structure attributed to us in connection with the preparation of the combined financial statements, based as it is on the business equity concept and without independent financing, is not indicative of the capital structure that we would have required had we been an independent company during the financial periods presented, and will almost certainly differ from our capital structure in the future.
      Short-term debt consists of loans from Infineon totaling €524 million, which do not carry any restrictions on their use. These loans bear interest at floating rates determined by reference to market interest rates. Long-term debt principally consists of an unsecured loan from banks of €80 million, which is restricted to use in Module 2 of our backend facility in Porto, Portugal, and used primarily for the financing of R&D projects and construction at that facility. This loan bears interest at a floating rate.
      To secure our cash position and to maintain flexibility with regards to liquidity, we have implemented a risk management policy with risk limits with respect to counterparty, credit rating, sector, duration, credit support and type of instrument. See note 29 to the annual combined financial statements included elsewhere in this prospectus.
Capital Requirements
      We require capital in our 2006 financial year to:

•	finance our operations;

•	make scheduled debt payments;

•	settle contingencies if and when they occur; and

•	make planned capital expenditures.
      We expect to meet these requirements through:

•	cash flow generated from operations;

•	cash on hand and securities held for sale;

•	credit facilities we will seek to arrange after our carve-out;

•	the proceeds from this offering; and

•	capital market transactions we may engage in the future.
      As of September 30, 2005, we estimated our financing requirements for the 2006 financial year to be €1,189 million, consisting of €524 million for short-term debt payments and €665 million for commitments. In addition, we may need up to €145 million for currently known contingencies. We also plan to invest up to an additional €300 million in capital expenditures that have not been otherwise committed. The aggregate capital required for such commitments, contingencies and planned capital expenditures during the 2006 financial year is €1,634 million as of September 30, 2005. We had a gross cash position of €632 million as of September 30, 2005. We have historically relied on Infineon to provide financing for a portion of our capital requirements.
      We plan to fund our working capital and capital requirements from cash provided by operations, available funds, bank loans, government subsidies and, if needed, the issuance of additional debt or equity securities, including our portion of the net proceeds of this offering. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but these subsidies may not be granted on a timely basis or at all. We may be unable to obtain additional financing for our research and development, working capital or investment requirements, and any such financing, if available, may not be on terms favorable to us.
      Taking into consideration the financial resources available to us, including our internally generated funds and proceeds from this offer, we believe that we will be in a position to fund our capital requirements in the remainder of the 2006 financial year.

Commitments and Contingencies
      The following table sets forth information on our commitments and known contingencies by due date or expiration.

	Payments due/expirations by period(1)

		Less than					After
As of September 30, 2005(2)(3)	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years

	(in millions)
Other contractual liabilities reflected on the balance sheet:
Settlement for antitrust related matters(4)	€111	€23	€22	€22	€22	€22	€—

Contractual commitments:
Operating lease payments	€118	€12	€12	€10	€9	€9	€66
Unconditional purchase commitments (5)	759	607	86	9	9	9	39
Other long-term commitments	138	46	46	46	—	—	—

Total commitments	€1,015	€665	€144	€65	€18	€18	€105

Other contingencies:
Guarantees(6)	€172	€95	€4	€23	€5	€—	€45
Contingent government grants(7)	409	50	59	110	24	43	123

Total contingencies	€581	€145	€63	€133	€29	€43	€168

(1)	The above table should be read together with note 31 to our combined financial statements.

(2)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included in this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(3)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based in part on future market prices, and are accordingly not quantifiable as of September 30, 2005. Purchases under these agreements aggregated approximately €520 million for the year ended September 30, 2005.

(4)	These amounts are recorded as other current or other non-current liabilities on our balance sheet and reflect payments to be made under settlement agreements relating to antitrust matters.

(5)	Primarily purchase orders that have been placed with suppliers of fixed assets, raw materials and services. Most of these amounts relate to capacity expansion. Fixed price orders for products from our foundry partners are also shown here.

(6)	Guarantees are mainly issued by the parent company for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries.

(7)	“Contingent government grants” refers to amounts previously received that are related to the construction and financing of certain production facilities, but that are not guaranteed otherwise. These could be repayable if the total project requirements are not met.

Capital Expenditures

	For the		For the six
	financial year		months
	ended		ended
	September 30,		March 31,

	2004	2005	2005	2006

	(in millions)
Purchases of property, plant and equipment	€770	€926	507	482
      Our capital expenditures in the 2004 financial year consisted primarily of capacity increases at our 300mm facility in Dresden and the recommencement of the expansion of capacity in our 300mm fab in Richmond, Virginia. In the 2005 financial year, we completed the construction of the 300mm fab in Richmond and ramped up production there. We also invested in our back-end venture in Suzhou.
      We expect to invest between €0.5 billion and €0.7 billion in capital expenditures in the 2006 financial year, largely for the continued ramp-up of our 300mm facility in Richmond, Virginia. We are also continuously improving productivity and upgrading technology at existing facilities, especially at our 300mm facility in Dresden, Germany. As of September 30, 2005, approximately €392 million of this amount has been committed and included in unconditional purchase commitments. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. The majority of these expected capital expenditures will be made in our front-end and back-end manufacturing facilities.

Credit Facilities
      We have historically relied (directly or indirectly) on Infineon to provide financing for a portion of our financing and capital requirements. Under our Master Loan Agreement with Infineon Technologies Holding B.V., we currently have $565 million in aggregate principal amount of advances outstanding, with maturities that were recently extended to July and August 2007. In this agreement, we have agreed not to draw further amounts under the agreement and to repay all outstanding amounts by the second anniversary of this offering. Accordingly, we anticipate establishing our own credit facilities and incurring our own external debt and using proceeds from potential equity offerings to finance our operations and capital requirements.
      We are in the process of entering into a multicurrency revolving loan facility that we expect will be in place by the closing of this offering, in an aggregate principal amount of €250 million which has been committed to us. Affiliates of several of the underwriters of this offering will act as mandated lead arrangers of this facility. The facility will mature three years from the later of the date of our initial public offering or the date the facility is signed, and may be extended for one additional year at the option of the lenders at the end of the facility’s first year of operation.
      We are entering into this facility primarily as a source of backup liquidity, and do not have present plans to draw any material advances under the facility.
      Loans made under the facility, which may be used for our working capital requirements and/or general corporate purposes, may have various maturities, ranging from one to twelve months, or longer as agreed by the parties. Under the facility, loans may be extended to our company or, with a guarantee from our company, to those of our subsidiaries identified in the agreement.
      The facility will contain several covenants, agreements and financial ratios customary for such transactions including the following:

•	Negative pledge;

•	Limitation on indebtedness;

•	Restriction on asset dispositions;

•	Limitations on mergers and reorganizations;

•	Required maintenance of minimum liquidity levels and financial ratios; and

•	Limitation on dividend payments.
      Loans under the facility will bear interest at either EURIBOR or LIBOR, depending on the currency borrowed, plus a margin based in part on a measure of our earnings.
      If we issue senior unsecured bonds, or if we provide a senior guarantee for such bonds issued by a finance subsidiary, we will have to repay any outstanding amounts we have borrowed under the facility and redraw them from our subsidiary Qimonda Holding B.V. prior to the bonds’ issuance. In that case, we will also have to use all commercially reasonable efforts to arrange for the transfer of our interest in Inotera Memories, Inc. to our subsidiary Qimonda Holding B.V. Funds drawn under the facility will not be used to repay indebtedness to Infineon and the agreement will contain restrictions on our ability to repay indebtedness to Infineon other than from capital market issuances, unless our liquidity exceeds certain levels.
      The facility is subject to a provision permitting lenders to terminate their advances if a person or group of persons, acting in concert, other than Infineon, gains either 35% of our company’s voting power or other indices of control or share ownership exceeding 35% of our issued share capital.
      Subject to conditions in the capital markets, we expect from time to time during the period after our initial public offering (but subject to the lock-up agreement we have agreed with the underwriters for this offering) to consider engaging in additional financing transactions. We would expect to use a portion or all of the proceeds from any such transactions to refinance some or all our indebtedness to Infineon.
      A €124 million non-recourse project financing facility for the expansion of the Porto, Portugal manufacturing facility was executed in May 2005. As of March 31, 2006, this facility was fully drawn. This loan is on the books of the Porto entity, which was transferred to us as part of the carve-out.

Pension Plan Funding
      Our company’s projected benefit obligation, which considers future compensation increases, amounted to €65 million at September 30, 2005, compared to €44 million at September 30, 2004. The fair value of plan assets as of September 30, 2005 was €34 million, compared to €25 million as of September 30, 2004.
      We have estimated the return on plan assets for the next financial year to be 6.5% for domestic plans and 6.7% for foreign plans. The actual return on plan assets between the last measurement dates amounted to 12.8% for domestic plans and 2.9% for foreign plans, compared to the expected return on plan assets for that period of 7.3% for domestic plans and 6.4% for foreign plans.
      At September 30, 2005 and 2004, the combined funding status of our pension plans reflected an underfunding of €31 million and €19 million, respectively, and we recognized these amounts on our balance sheets on those dates. As the value of our expected future benefits payable over the years through 2015 was €19 million on September 30, 2005, we do not perceive a need to increase our plan funding in the immediate future.
      Our investment approach with respect to the pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on plan assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.
      Our asset allocation targets for pension plan assets are based on our assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, our pension plans will not be permitted to invest in our company shares. We plan to fund our pension obligations independently after our carve-out, although we expect to continue the practice of investing these assets in a well-diversified portfolio of investments aimed at maximizing long-term returns.

Research and Development
      Research and development form a significant part of our operations. Our research and development expenses were €390 million in the 2005 financial year. We plan to make additional research and development expenditures in the range of €410 million to €430 million during the 2006 financial year. We intend to fund these expenditures in the normal course of business through cash provided by operating activities. For a description of our research and development policies, please see “Our Business — Research and Development.”
Quantitative and Qualitative Disclosure About Market Risk
      Market risk is the risk of loss related to adverse changes in market prices, including commodity prices, foreign exchange rates and interest rates, of financial instruments. We are exposed to various financial market risks in our ordinary course business transactions, primarily from changes in commodity prices, foreign exchange rates and interest rates. Infineon has used, and we expect to use, derivative instruments to manage these risks. We use these instruments only for hedging purposes and not for speculative purposes. Following our carve-out, we expect to enter into hedging transactions such as these directly with third parties on a similar basis as Infineon has done to date. You should read the following discussion of the categories of market risk to which we are exposed in conjunction with notes 2, 29 and 30 to our combined financial statements.

Commodity Price Risk
      A significant portion of our business is exposed to fluctuations in market prices for standard DRAM products. For these products, the sales price responds to market forces in a way similar to that of other commodities. This price volatility can be extreme and has resulted in significant fluctuations within relatively short time-frames. We attempt to mitigate the effects of volatility by continuously improving our cost position, by entering into new strategic partnerships and by focusing our product portfolio on application-specific products that are subject to less volatility, such as DRAM products for infrastructure, graphics, mobile and consumer applications.
      We are also exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible) and our operating procedures.
      We do not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures we describe above.

Foreign Exchange and Interest Rate Risk
      Although we prepare our combined financial statements in euro, most of our sales volumes, as well as slightly over one-half of our costs, (primarily those relating to design, manufacturing, selling, marketing, general and administrative functions, and research and development of products), are denominated in other currencies, primarily U.S. dollars. The portions of our sales and expenses denominated in currencies other than the euro are exposed to exchange rate fluctuations in the values of these currencies relative to the euro. We are therefore subject to both transaction and translation risk. For more information on these risks, please refer to “— Factors that Affect our Results of Operations — Exchange Rate Fluctuations”. Exchange rate fluctuations may have substantial effects on our sales, our costs and our overall results of operations. Although the U.S. dollar was slightly stronger on September 30, 2005 than it had been one year earlier, the average exchange rate of U.S. dollars for euro over the 2005 financial year was weaker, falling 4% from U.S. $1.00 = €0.8209 to U.S. $1.00 = 0.7869.
      The table below provides information about those derivative financial instruments that are sensitive to changes in foreign currency exchange and interest rates as of September 30, 2005, i.e., foreign currency forward contracts and currency options. For foreign currency forward contracts related to certain sale and purchase transactions, the table presents the notional amounts and the weighted average contractual foreign exchange rates. At September 30, 2005, we did not have any foreign currency derivative instruments with original terms in excess of one year.
      The euro equivalent notional amounts in millions and fair values of our derivative instruments as of September 30, 2004 and 2005 are as follows:

	As of September 30,

	2004		2005

	Notional	Fair	Notional	Fair
	amount	value	amount	value

	(in millions)
Forward contracts sold
U.S. dollar	€99	€(2)	€42	€2
Japanese yen	41	(1)	34	—
Forward contracts purchased:
U.S. dollar	25	—	122	1
Japanese yen	5	—	—	—
Malaysian Ringgit	—	—	11	—
Other currencies	2	—	16	—

Fair value, net		€(3)		€3

      Before our carve-out occurred, these financial instruments were financial instruments of Infineon that were specifically identified to the Memory Products business. We anticipate entering into our own financial instruments for hedging purposes.
      We do not enter into derivative transactions for trading or speculative purposes.
      Infineon’s policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75% of our estimated net exposure for a minimum period of two months in advance and, depending on the nature of the underlying transactions, a significant portion of the period thereafter. Our foreign currency exposure resulting from differences between actual and forecasted amounts cannot be mitigated. We calculate this net exposure on a cash-flow basis taking into account balance sheet items, actual orders received or made and all other planned revenues and expenses.
      We record our derivative instruments according to the provisions of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Our economic hedges are generally not considered hedges under SFAS No. 133. We report these derivatives at fair value in our combined financial statements, with changes in fair values recorded on our statement of operations.
      In the 2005 financial year, our allocated foreign exchange transaction gains amounted to €18 million and were partially offset by losses from our economic hedge transactions of €1 million, resulting in a net gain of €17 million. This compares to foreign exchange losses of €14 million, offset by hedging gains of €9 million, resulting in net losses of €5 million in the 2004 financial year. For purposes of the carve-out, foreign exchange gains and losses were allocated based on Infineon’s segments’ proportions of total costs.

Interest Rate Risk
      We are exposed to interest rate risk through our fixed term deposits and loans. Due to the high volatility of our core business and to maintain high operational flexibility, we have historically kept a substantial amount of cash and cash equivalents. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives.
      Fluctuating interest rates have an impact on parts of our financial instruments such as cash and marketable securities as well as our interest-bearing debt obligations. Since we have historically received financing from Infineon, we did not have a specific need to enter into derivative instruments such as interest rate swaps to hedge against adverse interest rate developments. We anticipate making use of such instruments depending on the nature of our debt financing in the future.
      Based on our long and short term debt outstanding on September 30, 2005 and the interest rates in effect at that time for those loans a 1% increase or decrease in our overall interest rate environment would (keeping all other variables constant) have increased or decreased our annualized debt service cost by an estimated €6 million.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements other than operating leases in respect of office equipment including personal computers and workstations. These arrangements are not material.
Recent Developments
      The following table presents preliminary financial data for the periods indicated. We derived the preliminary financial data for the three and nine month periods ended June 30, 2005 from our preliminary unaudited combined financial statements for those periods. We derived the preliminary financial data for the three and nine month periods ended June 30, 2006 from our preliminary unaudited combined financial statements for those periods, which reflect the operations of our company as a separate legal entity after the carve-out, beginning on May 1, 2006.
      We have not yet finalized our financial statements for the three and nine month periods ended June 30, 2006. Complete unaudited interim financial statements for the three and nine month periods ended June 30, 2006 and 2005 are therefore not yet available. The following discussion is based on the preliminary financial data available as of the date of this prospectus. The discussion and analysis of these preliminary financial data and results of operations contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

	As of and for the		As of and for the
	three months ended June 30,		nine months ended June 30,

	2005	2006	2005	2006

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Statement of operations data
Net sales	€659	€977	€2,058	€2,583
Interest (income) expense, net	—	6	(2)	22
Income tax expense	4	40	94	58
Net (loss) income	(140)	54	(18)	(82)
Balance sheet data
Cash and cash equivalents				€438
Marketable securities				170

Short-term debt and current maturities				451
Long-term debt				151

Shareholders’ equity				3,341
Cash flow data
Depreciation and amortization	€158	€177	€397	€524
Purchases of property, plant and equipment	309	89	816	571
      Our net sales increased 48% during the three months ended June 30, 2006, from €659 million in the three months ended June 30, 2005 to €977 million in the three months ended June 30, 2006. Net sales increased 26% for the nine months ended June 30, 2006, from €2,058 million in the nine months ended June 30, 2005 to €2,583 million in the nine months ended June 30, 2006. These increases were due to strong increases in bit shipments. While our average selling prices declined only marginally in the three months ended June 30, 2006 as compared with the three month period one year earlier, our increase in net sales was offset in part by substantially lower average selling prices during the nine months ended June 30, 2006, in which these prices declined by 29% as compared to the nine months ended June 30, 2005.
      Our EBIT is determined from our consolidated statement of operations data as follows:

	For the three months		For the nine months
	ended June 30,		ended June 30,

	2005	2006	2005	2006

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in millions)
Net (loss) income	€(140)	€54	€(18)	€(82)
Add: Income tax expense	4	40	94	58
Interest expense (income), net	—	6	(2)	22

EBIT	€(136)	€100	€74	€(2)

      Our EBIT improved to earnings of €100 million in the three months ended June 30, 2006 from a loss of €136 million for the three month period one year earlier. With average selling prices falling only marginally, the reduction in our per-bit manufacturing costs caused by the continued yield improvements of our 110nm production facilities, the start of the ramp-up of our 90nm capacities and the increasing share of our volume manufactured on 300mm wafers led to improved operating results. Our EBIT was a loss of €2 million in the nine months ended June 30, 2006 as compared with earnings of €74 million for the nine month period one year earlier. Although our per-bit manufacturing costs decreased across the nine month period as well for the above mentioned reasons, the 2005 period included our recognition of €118 million in revenue related to the ProMOS license agreement, which did not re-occur in the nine months ended June 30, 2006.
      We realized net income of €54 million in the three months ended June 30, 2006 as compared with a net loss of €140 in the three months ended June 30, 2005, but had a net loss of €82 million in the nine months ended June 30, 2006 as compared with net loss of €18 million in the nine months ended June 30, 2005. The net loss for the nine month period ended June 30, 2006 reflected in large part the net loss of €136 million in the first six months of the 2006 financial year.
      Our depreciation expense has generally increased in the three and six months ended June 30, 2006 as compared with the corresponding periods in the 2005 financial year primarily due to the placement into service of fixed assets we have acquired during recent periods, most significantly those relating to 300mm production facility in Richmond, Virginia.
      The following table presents our net cash position at June 30, 2006.

As of
June 30,
2006

(unaudited)
(in millions)
Cash and cash equivalents	€438
Marketable securities	170
Less:
Long-term debt	151
Short-term debt and current maturities	451

Total financial debt	602

Net cash position	€6

Recent Accounting Pronouncements
      In June 2004, EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, was issued, which includes new guidance for evaluating and recording other-than-temporary impairment losses on debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments were effective for annual periods ending after December 15, 2003, the FASB has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF No. 03-1. This delay does not suspend the requirement to recognize other-than temporary impairments as required by existing authoritative literature. We do not expect the adoption of EITF No. 03-1 to have a material impact on our combined financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for our financial year beginning October 1, 2005. We do not expect the implementation of SFAS No. 151 to have a significant impact on our combined financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges for nonmonetary assets that do not have commercial substance. We adopted SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005. The adoption of SFAS No. 153 did not have a significant impact on our combined financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under APB No. 25. The SEC issued guidance on April 14, 2005 announcing that public companies will be required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005. Accordingly, we adopted SFAS No. 123 (revised 2004) as of the first quarter of the 2006 financial year. The adoption of SFAS No. 123 (revised 2004) for the 2005 financial year would have decreased net income by €9. We intend to establish our own stock option plan prior to the offering but will not issue any options in conjunction with the offering.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. We are required to adopt Interpretation No. 47 prior to the end of our 2006 financial year. We are currently evaluating the impact that the adoption of Interpretation No. 47 will have on our combined financial position and results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. We are required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. Our results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if we implement changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement is aimed at improving the financial reporting of certain hybrid financial instruments. SFAS No. 155 is effective for us from October 1, 2006. We do not currently have any hybrid financial instruments and accordingly do not expect that the implementation of SFAS No. 155 will have a material effect on our financial statements.

THE SEMICONDUCTOR MEMORY INDUSTRY
      Semiconductor devices, generally referred to as integrated circuits, or ICs, enable a wide variety of everyday electronic products and systems to capture, process, store and transmit data. In addition to their familiar use in computers, semiconductors also increasingly enable or control functions in mobile telephones, digital still cameras, digital audio players, DVD recorders, digital TVs, electronic gaming consoles and other telecom, consumer, automotive and industrial electronic devices.
      Semiconductor devices generally fall within three broad categories: processors, which process instructions; logic devices, which capture, manipulate and transmit data or monitor or control functions within electronic devices; and memory devices, which store data in digital form. Electronic devices generally require a combination of processing, logic and memory functions. Although these may be combined on a single chip, the three are more typically produced on separate chips and then integrated in a module or chipset or in an end product through hardware and software interfaces.
      There are three major types of semiconductor memory:

•	Dynamic Random Access Memory, or DRAM, products, which are the most common volatile memories. A “volatile” memory IC retains information only while electrical power is switched on, while a “non-volatile” memory IC retains its data content after the power supply is switched off. DRAM products offer large densities at low cost with relatively fast access times and virtually unlimited endurance for the life of the product. They are “dynamic” because they must be electronically refreshed frequently in order to retain the stored data;

•	“Flash” memory products, which are non-volatile memories offering large densities at low cost with slower access times and limited endurance; and

•	Static Random Access Memory, or SRAM, products, which are volatile memories offering low densities at relatively higher cost with very fast access times and virtually unlimited endurance for the life of the product.
      DRAM manufacturers can sell either individual DRAM chips, known as dies, or components, which are packaged dies, or DRAM modules, which are printed circuit boards generally containing between four and thirty-six components.
      According to Gartner, DRAM sales in calendar year 2005 were $25 billion, representing 50% of the $50 billion semiconductor memory industry, which in turn represented 21% of the $235 billion semiconductor industry. Sales of flash memory reached $19 billion or 38% of the semiconductor memory industry in calendar year 2005.
Semiconductor Memory Product Features
      The increasing complexity of the electronic devices in which memory ICs are used, including the ever more sophisticated software needed to operate them, has required growing amounts of memory to permit efficient and high-speed operation. At the same time, many of these electronic devices are themselves becoming smaller or more portable, with limited room to accommodate, and limited power to operate, the additional semiconductors they contain. These factors have driven continuous efforts to improve semiconductor design and process technologies over the years to enable manufacturers to produce ever smaller, more complex and more powerful memory products at a lower cost-per-megabit.
      The principal technical features that DRAM suppliers have focused on to meet these requirements are:
     Memory density
      Density of a DRAM chip is the amount of data it can store and is usually measured in megabits (Mb) or gigabits (Gb). Density of a DRAM module is measured in megabytes (MB) and gigabytes (GB), where each byte contains eight bits. DRAM chips are currently offered in a variety of densities for different end uses, generally ranging from 4Mb to 1Gb per chip, or 128MB to 8GB per module for high-end modules. In recent years, the maximum density of standard DRAM chips has generally doubled every 24 months. Smaller amounts of older generations of DRAM (4Mb, 16Mb, 64Mb and 128Mb densities) continue to be supplied for applications where memory density is less critical, such as printers. The industry is currently moving from a 256Mb standard density to a 512Mb density. According to Gartner, the percentage of standard chips produced with 512Mb was 14% in calendar year 2004 and increased to 43% in 2005.
      The following table shows the percentage of worldwide DRAM bit shipments in the period from 2000 to 2005 according to Gartner.

	Year ended December 31,

	2000	2001	2002	2003	2004	2005

4Mb	0.3%	0.1%	0.1%	—	—	—
16Mb	5.9%	2.4%	1.5%	0.8%	0.7%	0.4%
64Mb	51.4%	16.8%	7.0%	3.8%	2.5%	1.3%
128Mb	37.3%	61.8%	35.7%	14.2%	7.7%	4.2%
256Mb	5.0%	18.8%	55.5%	78.9%	74.0%	48.0%
512Mb	—	—	0.2%	2.2%	14.3%	43.2%
1Gb	—	—	—	0.1%	0.9%	2.8%
     Data transfer rates and interfaces
      Data transfer rate is the rate at which the IC transfers data and is usually measured either in megabytes per second or by the clock frequency, which is measured in megahertz. DRAM interfaces have constantly developed towards increasing the data transfer rate from the DRAM to a device’s CPU, or central processing unit, over the last decade. Data transfer rate is important because it affects overall system performance, causing loss of CPU speed if the data transfer rate is low compared to the computation power of CPU. The rate of data transfer between the DRAM and the CPU is governed by the clock frequency, which operates in a wave-like cycle and has driven increasing clock frequencies for CPUs and demand for faster data transfer from the DRAM. In a synchronous DRAM (SDRAM) interface, data is transferred from the DRAM to the CPU according to the system clock rate. The most common current interfaces are double data rate (DDR) SDRAM and double data rate 2 (DDR2) SDRAM. DDR SDRAM supports data transfer on both edges of each clock cycle. Clock frequencies for DDR reach a maximum of 200MHz, resulting in a data transfer rate of approximately 3.2GB per second for a standard PC module. Currently the industry standard DRAM chip interface is transitioning from DDR to DDR2. The DDR2 interface further improves data transfer rates to a maximum of 6.4GB per second for a standard PC module operating at the highest clock frequencies. In the area of high-end specialty DRAM products, such as graphics DRAM, clock frequencies today reach up to 800MHz, resulting in data transfer rates of 25.6GB per second on a high end graphic card. According to Gartner, the percentage of chips produced with the DDR2 interface was 7% in calendar year 2004 and increased to 26% in calendar year 2005.
      The following table shows the percentage of worldwide DRAM bit shipments by interface generation in the period from 2000 to 2005, according to Gartner.

	Year ended December 31,

	2000	2001	2002	2003	2004	2005

FPM/EDO DRAM	9.9%	3.2%	0.9%	0.4%	0.2%	0.1%
SDR SDRAM	87.0%	81.0%	55.5%	22.4%	17.6%	12.2%
DDR SDRAM	—	8.6%	37.9%	72.5%	72.6%	58.0%
DDR2 SDRAM	—	—	0.0%	1.3%	6.6%	26.5%
RDRAM	2.7%	6.4%	4.2%	1.9%	0.9%	0.4%
Other	0.3%	0.8%	1.5%	1.6%	2.1%	2.8%

     Voltage and power consumption
      Another trend that is becoming increasingly important for DRAM products is the continuous reduction of operating voltage and power consumption. Whereas SDR SDRAM products are operated at 3.3 Volt, the voltage has been reduced to 2.5 Volt for DDR SDRAM and to 1.8 Volt for DDR2 SDRAM products, thus constantly reducing the power consumption by mainstream DRAMs. With the increasing number of battery powered mobile applications such as mobile phones, smart handheld devices and digital audio players, the demand for ultra low-power memories has increased significantly. Specifically designed DRAM products, such as “mobile DRAM”, include active power saving features that allow the further reduction of power consumption and thus an increase in battery life for mobile applications. Recently, heat dissipation has become an additional important driver for low-power demand for DRAM products. The heat produced by high density DRAM content in server farms and the related expenditures for electricity has reached a level that has driven server manufacturers to focus on low power DRAM products in the market. Heat dissipation is also an important topic for non-portable consumer applications such as digital TVs that use slim cases and must avoid noisy cooling systems such as fans for aesthetic reasons.
DRAM Technologies

DRAM Architecture
      A DRAM storage cell consists of a capacitor and a transistor, and a key element in the physical layout of DRAM chips produced today is the arrangement of capacitors and transistors on the chip. In early DRAM chips, capacitors and transistors were arranged in a plane across the surface of the chip. As DRAM feature sizes have become smaller, the planar space for the capacitor has become too small to hold a sufficient amount of charges and the capacitor had to move in the third dimension. Two different technological approaches have evolved to address this issue, one in which the capacitor is laid into holes etched into the surface of the silicon, commonly referred to as the “trench” process, and another in which the capacitor is laid on top of the silicon, commonly referred to as the “stack” process. In the market today, each of several manufacturers using stack technology has developed a unique stack architecture, while all manufacturers using trench architecture use technology first developed by Infineon, Toshiba and IBM during the 1990s. The trench technology was later advanced by Qimonda and is currently being further developed cooperatively by Qimonda and Nanya. Both stack and trench cell technology have to date been accepted in the market. According to Gartner, based on bit shipments, in 2005, trench-based DRAMs accounted for approximately 27% of the worldwide DRAM market, while the various stack technologies accounted for the remainder.

Feature Size
      DRAM technology development has generally followed “Moore’s Law”, which estimates that the number of transistors per square inch of silicon doubles every two years. Manufacturers have achieved this progress in chip productivity by “shrinking” the circuitry on chips — that is, by reducing the minimum distance between circuits, known as the feature size. Smaller feature sizes require increasingly sophisticated manufacturing process technology, including advanced masks and photolithography techniques for printing the circuitry on the chip. The distance between circuits on a standard DRAM chip is measured in nanometers (nm) where one nm equals one-billionth of a meter. The minimum feature size has declined from 250nm in 1998 to 90nm today. The future shrinkage of feature sizes is estimated by the International Technology Roadmap for Semiconductors, or ITRS, which provides details and naming conventions for upcoming feature sizes called “technology nodes”. The next technology nodes the ITRS foresees, which industry participants generally refer to as the “shrinkage roadmap” after 90nm are 80nm, 70nm, 65nm, 57nm and 50nm. However, the actual feature sizes of the technology nodes that individual industry participants implement may differ from the node naming convention because each participant adjusts its technology to meet its manufacturing and capital requirements. Industry participants are in the advanced stages of developing process technology for 80 and even 75/70nm feature sizes, and anticipate the development of progressive generations down to approximately 50nm in the coming years. The transition from one generation to the next, for example from 170nm to 140nm technology, has typically occurred every 12 to 18 months. Due to increasing space restrictions necessitated by feature sizes of 50nm and below, transistors are also expected to move into the third dimension in future feature size generations of both trench and stack architectures. It is not yet clear if either approach will produce greater space or cost efficiencies as chips become still smaller and memory densities continue to increase.
The Semiconductor Manufacturing Process
      Semiconductor manufacturing is a very capital intensive process, with substantial fixed costs for fabrication facilities, known as “fabs”, and for manufacturing equipment. Moreover, given the rapid technology transitions in the industry, manufacturers must depreciate this equipment over short time periods, increasing the ratio of fixed costs to variable costs per chip produced. The manufacturing process, which is substantially the same for both DRAM and flash memory products, is generally divided into two steps, referred to as the front-end process and the back-end process.

The front-end process
      In the front-end process, electronic circuits are produced on a silicon wafer. This process involves several hundred process steps and takes place over a period of approximately two months in a clean room environment in which humidity, temperature and particle contamination are precisely controlled. Because of the very small geometries involved in wafer processing, highly complex and specialized equipment, materials and techniques are used. In the first phase of processing, transistor arrays are created through cycles of the following steps:

•	oxidation/deposition, which involves depositing oxide material on the surface of the wafer;

•	photolithography, which utilizes a light-sensitive material called photoresist, a pre-formatted “mask” and a light source, to imprint the desired circuitry on the deposited oxide material;

•	etching, which involves removing the oxide material that is not still covered by photoresist, and

•	ion implantation, during which ionic materials known as dopants are shot into the wafer to create charged regions within the silicon wafer to enable transistor functionality.
      After transistors are created, they are connected together to form the logic gates using an interconnect material, usually aluminum or copper. The metal layers are built with stages of deposition, lithography, and etching, similar to the pre-metal stage but using separate equipment and masks. Dieletric material is deposited between the layers to insulate them. A final passivation layer is added above the top metal layer to protect the circuitry. At the end of the front-end process the chips are tested on the wafer for functionality.
      Wafer processing is conducted in specialized fabrication facilities, or fabs. A fab’s capacity is generally stated in terms of the number of wafers on which processing can begin in a given period, or “wafer starts per” week or month. The standard diameter of silicon wafers used to produce semiconductors increased from 50 mm in 1970, to 100 mm by 1980, 150 mm by 1990 and 200 mm by 1995. Most current production continues to be on 200 mm wafers, but the industry transition to 300 mm wafers is under way. To transition a fabrication facility to larger wafer sizes requires the acquisition of adequate equipment and a lengthy testing and ramp-up period to achieve satisfactory manufacturing yields. The transition to still larger 450 mm wafers, if and when it occurs, will likely require a similarly long transition and substantial investments.
      While larger silicon wafers cost more than smaller ones and the equipment used to manufacture chips on larger wafers costs more than equipment used for smaller wafers, these additional costs are more than offset by the productivity gains provided by the larger wafer. These productivity gains are primarily driven by the increase in the number of chips produced from each wafer. For example, the surface area of 300 mm wafers is approximately 2.25 times greater than that of 200 mm wafers, which yields approximately 140% more chips per wafer. Because the cost of labor and certain other fixed costs is largely independent of the size of the wafers used, use of larger wafers results in reduction of the costs per chip.
      Increasing complexity and capital intensiveness of front-end processing has facilitated emergence of front-end foundries, who partner with semiconductor designers or manufacturers to perform front-end processing services.

The back-end process
      In the back-end process, also called the packaging, assembly and test phase, processed wafers are diced into individual chips, which, after having interconnecting pins added, are encapsulated into a packaged component using a compound material. Packaged components are tested extensively to ensure quality and technical specifications are maintained. After final testing, components are often soldered onto printed circuit boards to create modules, which themselves undergo application testing. Increasing requirements for higher component performance and smaller size have led to development of back-end processing technologies and innovative package types that optimize speed and reliability of device interconnects while reducing the extra size added by a chip’s packaging. Because back-end processing can take place in a different location than the front-end processing, several back-end foundries have emerged to specialize on back-end processing and offer outsourced services to semiconductor manufacturers who would like to specialize on front-end processing alone or augment their in-house back-end capacity.
DRAM Applications
      DRAM, the most common type of memory IC, is found in a wide variety of electronic devices, including servers and workstations, personal and notebook computers, upgrade modules, graphic cards, game consoles, mobile phones, printers, digital TVs, set-top boxes and other consumer electronic devices. Because these applications require different DRAM products, we believe the DRAM’s intended application determines its pricing and competitive dynamics. We have identified the following main applications for DRAMs:

Standard DRAMs for PC and Workstation Applications
      PCs, workstations and other computing applications were the first users of DRAM and have historically represented the majority of DRAM sales. DRAM components and modules for use in desktop and notebook PCs and workstations accounted for approximately 52% of global DRAM bit-shipments in 2005, according to Gartner. These components and modules, can be best described as “standard DRAMs”, because they are standardized across suppliers with respect to performance and package specifications and trade like a commodity in a relatively liquid market. They combine high-density and high-speed data storage and retrieval with the lowest cost per-megabit of any volatile memory product.
      Typical customers of these standard DRAMs are large PC manufactures, such as Dell, HP and Lenovo, either directly or through contract manufacturers that assemble PCs for the large manufacturers, as well as local original equipment manufacturers, or OEMs, and module manufacturers, such as Kingston. We believe that these customers tend to select their standard DRAM suppliers on the basis of price and ability to supply high volumes of product reliably. Some standard DRAM customers also produce infrastructure equipment such as servers, and networking and storage equipment, and we believe a supplier’s ability to offer other DRAM products is an additional factor that may influence these customers’ selection of standard DRAM suppliers.
      The market for standard DRAMs has been characterized by intense competition, often involving price cuts, and significant volatility of revenues and operating results of market participants. The major DRAM manufacturers typically have contracts with each of their major OEM customers, with specific prices negotiated twice per month. However, there are many suppliers in the standard DRAM market, including module manufacturers and smaller DRAM manufacturers, whose DRAM sales prices are often based on spot market average selling prices, or ASPs, which fluctuate daily.

DRAMs for Infrastructure Applications
      The high performance equipment that forms the backbone of the Internet, such as servers and other networking and storage equipment, also use DRAMs. DRAMs for these applications accounted for approximately 24% of global DRAM bit-shipments in 2005, according to Gartner. Due to the large data volume that is handled by these applications, these customers usually demand DRAM products with higher memory capacities. DRAM modules for infrastructure applications differ from the modules used in PCs by providing extra high densities and error correction features to provide highest reliability. We believe that, because these high-performance products often perform critical tasks, their producers select DRAM suppliers whose DRAMs display advanced features and reliability and whose manufacturing processes have proven to be of high quality. In addition there is also demand for customized products by some customers, who typically provide their product specifications to DRAM suppliers, who in turn design and produce the requested product. The customer will “validate” the DRAM supplied, testing it rigorously over a process that may last several months. DRAM products for infrastructure applications such as Registered DIMMs generally command a higher per-unit price than standard DRAM products. Typical customers who purchase DRAM products for infrastructure applications are server producers such as Sun Microsystems and network and storage equipment vendors such as Cisco Systems and EMC.
      Because DRAMs used in infrastructure applications tend to be less standardized and more customer- or application-specific, interchangeability is lower relative to standard DRAMs and consequently the level of competition among suppliers is less intense. In addition, there are fewer suppliers of these types of DRAM products than standard DRAMs and these suppliers typically sell infrastructure DRAM products pursuant to contract. The smaller number of suppliers and high percentage of these products sold pursuant to contract tends to result in the prices for these DRAM products being less volatile than those for standard DRAM products.

DRAMs for Other Applications including Graphics, Mobile and Consumer Applications
      With the growth of the mobile communication industry and the digitalization of consumer products during the last decade, the range of applications using DRAM products has significantly broadened. Graphics applications such as game consoles and graphics cards are requiring and driving demand for high-performance graphics DRAMs that support the increasingly advanced graphics in computer games. The increasing number of communication and consumer mobile devices, including mobile phones and digital still cameras and audio players, has driven growth in demand for low-power DRAM products that allow for longer battery lifetimes. As a result, a variety of specialty DRAM components have been developed to address the specific needs of these applications. In addition there is a growing number of other consumer applications such as digital TVs, DVD players and recorders and set-top boxes that require a whole range of standard or even customized DRAM products. Products for graphics, mobile and consumer applications accounted for about 13% of DRAM bit shipments in 2005, according to Gartner.
      Successful DRAM suppliers maintain close relationships with mobile phone, game console and consumer electronic device producers, to understand the customer’s requirements early in their product development stage. Many of these customers expect their DRAM suppliers to be able to proactively provide advanced products so that customers can integrate them into their product design. As a result, compared to standard DRAMs with the same density, these DRAMs tend to be relatively higher in price. Typical customers of these types of DRAMs include mobile handset manufacturers such as Motorola, Nokia and Sony Ericsson, graphic card manufacturers such as ATI and nVidia, game console manufacturers such as Microsoft, Sony and Nintendo and major consumer electronics manufacturers.
      Unlike standard DRAMs, DRAM products for graphics, mobile and consumer applications tend to be customer- and application-specific, and, therefore, prices for these DRAM products tend to be more stable, with prices fixed by comparatively long-term contracts.
Drivers of DRAM Demand and Recent Trends
      According to Gartner, between calendar years 1998 and 2005, bit shipments grew at a CAGR of 56% over the period. Historically, growth of DRAM bit shipments was driven by DRAM’s primary application, computing, and depended on growth in units shipped and DRAM content per unit. Rapid adoption of PCs by business and home users, combined with operating system upgrades that demanded more DRAM per unit, drove strong growth in bit demand. However, as more DRAM components began to be used in a broader range of applications, DRAMs for infrastructure and graphics, mobile and consumer applications began to represent a larger share of total DRAM bit shipments. In calendar year 2005, PCs, workstations and memory modules and upgrades represented only 53% of total DRAM consumption compared to 64% in 2001.

      Current estimates by Gartner predict continued strong growth in DRAM bit shipments at a CAGR of 53% between calendar years 2005 and 2010. DRAM revenues are expected to grow at a CAGR of 6% over the same period and reach $34 billion in 2010, although DRAM prices are expected to continue to fall. Key drivers of the growth in bit demand include the following:

•	Emergence of mobile phones as a significant consumer of DRAM. While mobile phones consumed nearly no DRAM five years ago, in calendar year 2005 this application represented 2% of DRAM consumption and is expected to reach 11% in calendar year 2010, according to Gartner. The 13% CAGR of units shipped between calendar years 2005 and 2010, combined with 92% CAGR in megabytes per unit, is expected to lead to 117% CAGR of total DRAM consumption by mobile phones. Rapid growth in DRAM content in phones is driven by emergence of multimedia phones and adoption of sophisticated digital audio and video functions into handsets. Market research firm International Data Corporation (IDC) estimates that smart handheld devices, including keypad- and pen-based devices, will each contain as much as 500 megabytes of DRAM by calendar year 2010.

•	New or increased DRAM consumption by graphics applications and digital consumer devices. Evolution of consumer electronics has created several device categories that offer sophisticated functionality and require substantial amount of DRAM to operate. These devices, including digital TVs and digital audio players, are often characterized by strong unit growth and represent a significant incremental opportunity for DRAM suppliers. In addition, technological advances in established consumer devices have led newer models to require more advanced DRAM and consume more DRAM per unit. Such devices include game consoles, where the latest products include 512 or 256 MB of highly specialized GDDR3 DRAM. Two of the major game console developers are expected to introduce new consoles during 2006, while the third major game console developer is currently ramping production of its new console. Newer DVD technologies, including advanced optical drives that demand more discrete DRAM chips per DVD player or recorder, are also expected to contribute to this growth. These and other trends are expected to drive 40% CAGR of DRAM consumption in consumer devices between calendar years 2005 and 2010, according to Gartner.

•	Continuing strong growth in DRAMs for infrastructure. DRAM consumption in servers is expected to grow at 44% CAGR between 2005 and 2010, according to Gartner, driven by an estimated increase of DRAM content per unit at a CAGR of over 35% and strong unit growth of blade servers. Evolution of processor architectures, combined with increasing complexity of systems, places significant demands on DRAM components used in these systems, including power efficiency, speed and density. However, demand for such DRAMs tends to be contract-based and therefore relatively steady, resulting in more stable and favorable pricing than the overall DRAM market.

•	Multiple drivers of growth in DRAMs for PC and workstations. PCs, workstations and memory modules and upgrades are expected to increase DRAM consumption at 53% CAGR between 2005 and 2010, according to Gartner. One of the drivers of this growth involves increasing adoption of dual-core and 64-bit processors, which are expected to be incorporated in almost half of total PC shipments by the end of 2007, according to IDC. In addition, introduction of Microsoft’s first mainstream 64-bit operating system, Windows Vista, currently anticipated by Microsoft to take place in early 2007, is expected to stimulate DRAM demand by facilitating higher DRAM per unit and by triggering PC upgrades by consumers, followed by companies. Gartner expects mobile PCs to play an important role in DRAM demand as their strong unit growth is expected to continue at a 19% CAGR in the period between calendar years 2005 and 2010, driven by improved power efficiency, wireless and multimedia functionality and other trends, including substitution of desktop PCs. Given the space and power constraints present in mobile devices, this is expected to lead to increase demand for advanced DRAM components that address the above constraints. Significant DRAM market potential also exists in desktop PC penetration in emerging markets such as China and India.

Drivers of DRAM Supply and Recent Trends
      Given the standardized nature of a significant share of DRAM bit shipments, supply plays a crucial role in determining DRAM selling prices, which, in turn, drive industry revenues and the financial performance of suppliers. Historically, DRAM supply has grown at high rates to meet the increasing bit demand, although time lags associated with increasing supply, coupled with unexpected changes in demand have resulted in periods of excess DRAM supply or demand. These mismatches of supply and demand have caused severe price fluctuations that, in turn have led to revenue fluctuations, such as the 51% increase in DRAM revenues from calendar years 1998 to 1999, the 63% decline from calendar years 2000 to 2001 and the 50% increase from calendar years 2003 to 2004, according to Gartner. Further, DRAM supply is relatively inelastic. In periods of declining selling prices, suppliers nonetheless continue production at full capacity as long as prices exceed their variable costs of production, while in periods of increasing selling prices, suppliers usually need a long time, up to two years, to bring new capacities on-stream.
      Supply of DRAM components involves constructing and equipping complex and expensive fabrication, assembly and test facilities as well as developing and continuously improving semiconductor manufacturing technologies. Growth of DRAM supply is driven by several factors, including:

•	Capacity additions. DRAM suppliers periodically build new manufacturing facilities or upgrade existing facilities to increase their overall capacity. Historically, periods of supply shortages led many market participants to decide to add more capacity or accelerate existing capacity addition plans. Given the long time required to bring new capacity on-stream, these capacity additions may result in excess supply if a significant amount of capacity comes on-stream simultaneously, in particular when demand had subsided. Recently, several market participants have experienced strong revenue growth and have announced (or completed) increased investment in new manufacturing capacities. However, some of these capacities have been or will be used to produce non-DRAM products as well, as discussed below.

•	Wafer size, process technology and other manufacturing improvements. Successive generations of semiconductor manufacturing technology enable higher output and productivity, resulting in growth of supply without investments in incremental capacity. For example, the transition from 200mm to 300mm wafer-based manufacturing yields higher output given the larger size of wafers being processed. The production capacity on 300mm wafers has increased almost four fold since the beginning of calendar year 2004. According to iSuppli, the worldwide percentage of DRAM bits output on 300mm wafers was 19% in the first quarter of calendar year 2004. By the end of the fourth quarter of calendar year 2005, the percentage of bit output produced on 300mm wafers was 49%, according to iSuppli. In addition, transition to smaller process technology, for example from 110nm to 90nm and then to 75nm nodes, reduces the die size and increases the density per unit of die surface. As a result, more chips are produced from the same wafer and higher bit shipments are achieved without adding incremental capacity. When these major transitions occur in DRAM manufacturing, lithography methods or materials used, initial manufacturing yields tend to be low, resulting in output below full potential. Over time, as DRAM suppliers solve the manufacturing problems and increase their yield, a higher proportion of usable components are produced per wafer and bit supply increases.
      We have observed the following trends in DRAM supply in recent periods:

•	Consolidation among DRAM suppliers. Market dynamics have driven significant consolidation in the DRAM industry, as a number of major manufacturers have withdrawn from the industry. NEC and Hitachi combined their DRAM operations into Elpida Corporation in December 1999, later consolidating some of Mitsubishi’s DRAM development activities. Texas Instruments sold its DRAM operations to Micron Corporation in calendar year 1998 and Toshiba sold its U.S. DRAM fab to Micron in calendar year 2002. In January 2006, Micron combined its flash activities with Intel. Hyundai merged its DRAM operations with those of LG in calendar year 1999 (later renaming its DRAM operations as Hynix). According to Gartner, market share (measured by revenues in U.S. dollars) commanded by the four largest vendors has increased during the last decade from 46% in calendar year 1995 to 77% in calendar year 2005. We believe the market to be moderately concentrated as, according to Gartner, only eight DRAM suppliers had revenue market share of over 1% in 2005.

•	Increasing cost of technology development and manufacturing facilities. The level of complexity increases with each successive generation of semiconductor manufacturing technology, as the leading edge processes are nearing limits caused by the physical properties of materials employed in the process. To solve such problems and to successfully introduce technologically advanced manufacturing capacity, DRAM suppliers need to consistently make significant investments in research and development and in expensive manufacturing equipment.

•	Increasing use of foundries, joint ventures and licensing agreements. In recent years, the high costs of constructing fabs has led to the expansion of the use of semiconductor foundries, which are contract manufacturers that produce chips to the specifications of others. Historically, foundries have produced chips for what are known as “fabless semiconductor companies”, which are firms that design chips but that do not have their own manufacturing facilities. Increasingly, however, even large semiconductor companies that do have their own facilities are supplementing their capacity by making use of foundries. Using foundries involves less capital investment and may provide greater flexibility to increase or decrease output in a volatile market.

Among companies seeking to share the risks and costs of manufacturing investments, these factors have likewise increased the attractiveness of joint venture and partnership arrangements, as well as of licensing and cross-licensing arrangements. For companies with substantial intellectual property portfolios, including manufacturing know-how, licensing arrangements present an opportunity to supplement income from manufacturing semiconductors. Because technological know-how is very concentrated in the semiconductor memory products industry, many manufacturers would be unable to produce memory chips were it not for their access to the relevant technology through licensing. For example, we estimate that four of the nine largest DRAM suppliers today license most of their technology from the other top-nine suppliers.

•	Expansion of DRAM suppliers into flash memory products. Driven by the historical and projected strong growth in the NAND flash market, and taking advantage of similarities between DRAM and NAND flash manufacturing, some DRAM suppliers have entered or expanded their presence in particular in the NAND flash market by adding new NAND flash manufacturing capacity or converting existing DRAM capacity to the manufacture of NAND flash memory. DRAM manufacturing capacity can generally be transferred to NAND flash and back without major cost or investment and in relatively short time. We believe that this gives suppliers flexibility to allocate capacity away from a product in periods of excess supply of that product. As suppliers convert capacity from DRAM to NAND flash, the impact may be beneficial to DRAM producers because the resulting reduced rate of growth in the supply of DRAM could operate to moderate price declines for DRAM products that would likely have occurred had the new capacity been dedicated to DRAM production.
      We believe that the above trends are having an effect on the fundamentals of the DRAM industry and may be facilitating a reduction in the severity of supply and demand imbalances, and of price fluctuations, in the future.

OUR BUSINESS
Overview
      We are one of the world’s leading suppliers of semiconductor memory products. We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. We began operations within the Semiconductor Group of Siemens AG, whose roots in semiconductor R&D and manufacturing date back to 1952, and operated as the Memory Products segment of Infineon Technologies AG since its carve-out from Siemens AG in 1999. In each of the past five years, we captured between 9% and 15% of the worldwide DRAM market based on revenues, according to industry research firm Gartner. Although our market share fluctuates, and we may lose market share quarter-to-quarter or year-to-year as we did in the fourth quarter of the 2005 calendar year and in 2005 overall, in each of those five years, we remained among the four largest DRAM suppliers worldwide based on revenues. For the first time in the quarter ended March 31, 2006, we were the world’s second largest supplier of DRAM by revenue, with a market share of approximately 17%, according to Gartner.
      Our revenues are derived from:

•	Standard DRAM products used in personal computers, or PCs, notebooks and workstations. Sales of these standard DRAM products accounted for approximately 56% of our net sales in our 2005 financial year and for approximately 52% of our net sales in the six months ending March 31, 2006;

•	Technologically more advanced DRAM products used in infrastructure, graphics, mobile and consumer applications. Our infrastructure DRAMs address the high reliability requirements of servers, networking and storage equipment. Our graphics, mobile and consumer DRAMs principally include “specialty DRAMs” that are designed for high performance or incorporate logic circuitry to enable low power consumption. Our graphics DRAMs deliver advanced performance to graphics cards and game consoles, and our mobile and consumer DRAMs provide low power consumption benefits to mobile phones, digital audio players, televisions, set-top boxes, DVD recorders and other consumer electronic devices. Sales of infrastructure, graphics, mobile and consumer DRAM products accounted for approximately 34% of our net sales in our 2005 financial year and for approximately 44% of our net sales in the six months ending March 31, 2006; and

•	Other products, including embedded DRAM and NAND-compatible flash memory products, and technology licensing. Our flash memory products are primarily used in digital still cameras, mobile phones, USB drives and digital audio players. Sales of embedded DRAM and flash memory products and revenues from technology licensing and royalties accounted for approximately 10% of our net sales in our 2005 financial year and for approximately 4% of our net sales in the six months ending March 31, 2006.
      The memory products business of Infineon, substantially all of which Infineon has contributed to us, has a long-standing reputation as a supplier of high-quality DRAMs. We intend to build on this reputation to broaden our product portfolio and, in turn, our customer base, by focusing on DRAM products for infrastructure and for graphics, mobile and consumer applications. In our experience, demand for DRAM products used in these applications is generally more stable than the demand for standard DRAM products due to their customized nature and advanced features, making them subject to relatively less price volatility. We believe that increasing the share of our revenues from these products will improve our average selling price and make our operating results more stable.
      Our customers include the world’s largest suppliers of computers and electronic devices. Our current principal customers include major computing original equipment manufacturers, or OEMs, including HP, Dell, IBM, Sun Microsystems and Sony. To expand our customer coverage and breadth, we also sell a wide range of products to memory module manufacturers that have diversified customer bases such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of our product portfolio, especially into graphics applications, we have added customers with a strong focus on enabling these applications, such as nVidia and ATI. By having a close relationship with these customers we believe we can benefit in the development of future memory generations.

      We supply our customers through our own front-end facilities in Germany and the United States, and through our back-end facilities in Germany, Portugal and Malaysia. We supplement our manufacturing capacity through two joint ventures, Inotera Memories Inc. and CSVC, and through supply agreements with the DRAM foundries SMIC and Winbond. In addition, we supplement our back-end manufacturing through agreements with several subcontractors. We operate these facilities as a coherent unit via our “fab cluster” concept, which enables us to share manufacturing best practice and gain operational flexibility through customer qualification of our entire cluster of fabs.
Our Strengths
      We believe that we are well positioned to benefit from the projected growth in the semiconductor memory industry and to remain at its technological forefront. We consider our key strengths to include the following:

•	We are a leading supplier of DRAM products. We have grown our operations significantly over the last decade and, as the number of suppliers in our industry has continued to consolidate, have increased our market share from 3% to 13% between calendar years 1995 and 2005, according to Gartner. Although our market share fluctuates from quarter-to-quarter and year-to-year, by the end of calendar year 2005, we were among the four largest DRAM suppliers, which together accounted for 77% of the global DRAM market in calendar year 2005. According to Gartner, we were the second largest supplier of DRAM products in the quarter ended March 31, 2006 by revenues and bits shipped. We believe that our size and scale will enable us to continue to improve our position as a prominent developer of leading semiconductor memory technologies, as a manufacturer with facilities among the most modern in our industry and as a supplier of an increasingly broad portfolio of competitive products to customers worldwide.

•	We are among the leaders in the transition to manufacturing on 300mm wafers. We were among the first DRAM suppliers to transition a substantial portion of our manufacturing to 300mm technology and began volume production on this basis in 2001. Today, we own and operate two 300mm facilities and have access through our Inotera Memories joint venture to what is, according to Gartner, the largest 300mm facility in the world. By the end of calendar year 2005, approximately two-thirds of the DRAM bits we shipped were manufactured using 300mm wafers. This compares favorably to the industry average of 49%, as measured by iSuppli in the fourth quarter of calendar year 2005. We believe this places us ahead of our major competitors, many of whom still manufacture mostly on 200mm technology. We believe the primary benefit of this early transition to 300mm will be a reduction in our costs per bit, as our fixed costs of production are spread over a higher number of chips per wafer. Because implementation of 300mm technology is complex, requires time and substantial capital investments, we expect our 300mm leadership to give us a competitive advantage relative to competitors who have not yet transitioned the majority of their capacity to 300mm.

•	Our proprietary “trench” architecture possesses advantageous physical characteristics we can exploit now. Our proprietary trench architecture is one of the two principal approaches to arranging storage capacitors on a chip. While the various alternative “stack” architectures involve stacking capacitors on the surface of a silicon die, our proprietary trench architecture places capacitors in trenches carved into the surface of the die. We believe that our proprietary “trench” architecture possesses physical characteristics that we can exploit during the current and next several technology nodes to yield advantages over the various alternative “stack” architectures. In particular, the larger capacitors featured by the trench architecture can be used to design DRAM products with high performance or low power consumption characteristics. We believe these characteristics are increasingly important in specialty DRAM applications such as graphics, mobile and consumer devices, and that they will continue to drive our strong growth in these end markets in the near term.

•	We are a leading developer of semiconductor process technologies and an active innovator. We have successfully developed and implemented several generations of process technologies. We have already begun volume production using 90nm process technology. We are also engaged in developing subsequent generations of process technology, or “nodes”, including 75nm and 58nm, and expect to begin volume production based on the 75nm node by the end of calendar year 2006. We are working on designs beyond the next several technology nodes with a range of technologies and architectures under construction. We expect that our accumulated experience, including what we have acquired through our strategic alliances, should enable us to accelerate our feature size shrinkage from the 90nm node to the 75nm node. We achieved first functional samples in the 75nm node in approximately 40% less time than we did when shrinking from the 110nm to the 90nm node. If we are successfully able to ramp up our manufacturing yield on this node, we will be able to produce more bits per wafer and therefore reduce our costs per bit, as our fixed costs are applied to a larger volume of bits produced. Reduced feature sizes also enable us to develop and produce innovative products such as DDR3 DRAM products for our customers.

•	Our business model leverages strong strategic alliances. We have entered into strategic alliances that leverage our research and development capabilities and augment our front- and back-end manufacturing capacity in a capital-efficient manner. We believe that we use strategic alliances to a greater extent than our competitors and that the continued success of our “fab cluster” concept is a key element of our business model. We believe our strategic alliances, including our Inotera Memories and CSVC joint ventures, as well as our foundry partnerships with SMIC and Winbond, enable us to benefit from significant economies of scale at a reduced level of capital expenditures. We also believe that these arrangements increase our operating flexibility by reducing our fixed costs, which, in turn, can help us reduce volatility in our operating margins throughout our industry’s business cycle.

Our Strategy
      In formulating our strategy, we aim to leverage our key strengths to address our target markets and emerging opportunities that we have identified. The key elements of our strategy include the following:

•	Improve our average selling price by increasing our focus on DRAM products for advanced infrastructure, graphics, mobile and consumer applications. We believe significant growth opportunities exist for DRAMs used in servers, graphics cards, game consoles, mobile phones, digital audio players, televisions, set-top boxes, DVD recorders and other consumer electronic devices. We plan to continue leveraging our proprietary trench technology over the next several technology nodes to increase our sales of products used in these applications. We have substantially enhanced our product development capabilities related to these products and have hired a significant number of product development engineers, many of whom work directly with customers on application- and customer-specific product designs. This has enabled us to substantially expand our product offerings and market share in these areas. We plan to continue to introduce advanced infrastructure, graphics, mobile and consumer DRAMs with what we believe are compelling characteristics in an effort to expand our share of revenues from these products. Because in our experience these products generally command higher and more stable prices, we believe that these efforts will result in a higher blended average selling price for our DRAMs and reduced volatility of our operating results.

•	Leverage our technology leadership and increase our presence in low cost regions to continue to reduce unit costs. We believe that our leadership in the transition to 300mm manufacturing technology will enable us to realize the potential benefits of reduced unit costs offered by this transition earlier than our major competitors. We intend to remain ahead of our major competitors in this process and plan to substantially complete our transition to manufacturing on 300mm wafers within the next few years. We are also seeking to complete the introduction of our 75nm technology node on the accelerated timetable we have met so far and to successfully ramp up manufacturing yield on this node, which would enable us to derive unit cost improvements. We further intend to successfully develop and implement future process technology nodes by leveraging our accumulated expertise, R&D capabilities and strategic alliances. In addition, we are actively increasing the proportion of our manufacturing located in low cost Asian regions. We expect our focus on Asia to remain a key part of our strategy as we seek further opportunities to reduce our fixed and variable production costs.

•	Improve profitability and return on capital throughout our industry’s business cycle. We believe that we will achieve significantly improved profitability throughout our industry’s business cycle through the average selling price increase and unit cost reduction strategies outlined above. We also believe that we will reduce the volatility of our operating results by increasing the flexibility of our operations through our foundry partnerships and by continuing to expand the share of our revenues that are from advanced infrastructure, graphics, mobile and consumer DRAM products. While we intend to maintain at least half of our front-end production in-house, we plan to continue to focus on our strategic alliances and our fab cluster-based business model to optimize capital efficiency of our operations. We believe this capital efficiency, combined with our targeted profitability, will enable us to significantly improve our return on capital employed.
Our History
      We began operations as a part of Siemens’s Semiconductor Group, whose roots in semiconductor R&D and manufacturing date back to 1952, four years after the invention of the transistor. In 1999, Siemens contributed substantially all of its Semiconductor Group, including both logic and memory semiconductor activities, to its subsidiary, Infineon Technologies AG. Following the formation of Infineon, we continued operations as the Memory Products segment of Infineon. Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its former Memory Products segment to our company effective May 1, 2006, with the exception of its operations in Korea and Japan which are held in trust for us by Infineon pending their transfer. These operations in Korea and Japan are governed by an agreement between us and Infineon under which sales and development personnel in the region act on Qimonda’s behalf. In addition, while Infineon’s investment in the Inotera joint venture and Infineon’s investment in the Advanced Mask Technology Center (AMTC) in Dresden have been contributed to us, the legal transfer of these investments is not yet effective. In the case of Inotera, Taiwanese legal restrictions are delaying the legal transfer. In the case of Infineon’s investment in the Dresden AMTC, Infineon’s co-venturers have not yet consented to the transfer of the AMTC interest, although pursuant to the AMTC limited partnership agreement, such consent may not be unreasonably withheld. Infineon is obligated under a trust agreement with us to hold its investment in the Inotera joint venture in trust for us and exercise shareholder rights (including board appointments and voting) at our instructions. Infineon’s investment in the Dresden AMTC is being held by Infineon for our economic benefit pursuant to the contribution agreement. For as long as Infineon holds our interest in Inotera and AMTC, we must exercise our shareholder rights with respect to these investments through Infineon, which is a more cumbersome and less efficient method of exercising these rights than if we held the interest directly. We do not expect these administrative complexities to have a material adverse effect on our business, financial condition and results of operations.
Expected Benefits of our Carve-Out from Infineon
      We believe that our carve-out and legal separation from Infineon will allow us and our shareholders to realize the following benefits:

•	Increased market responsiveness through an exclusive focus on the memory products business: DRAMs are subject to different market dynamics compared to Infineon’s other products. By operating as a separate business we expect to react more effectively to the dynamics of the memory market through simplified decision-making processes independent from the requirements of Infineon’s remaining businesses. We believe that this independence will permit us to focus exclusively and quickly on our customers, and anticipate their specific needs.

•	Direct access to a distinct investor base: We believe that as a stand-alone U.S.-listed semiconductor memory company, with distinct opportunities and risk characteristics, we will appeal more readily to those investors interested in a focused semiconductor memory company. Furthermore, as a stand-alone company, we will enjoy direct access to the capital markets.

•	Incentives for our employees directly tied to our own performance: We are evaluating how to use our own shares to attract and retain senior management, technical and other personnel with the highest qualifications by fostering employee ownership through employee share purchase and/or share option plans. We believe that our share price will reflect our performance more accurately than Infineon’s share price does and therefore can be used as a more effective compensation tool for our employees.

•	Increased flexibility to pursue strategic cooperations: We believe that by becoming an independent business, we will substantially increase our flexibility to engage in strategic cooperations such as alliances or joint ventures of particular benefit to the semiconductor memory business. In addition, we will be in a position to issue our own securities, which may enable us to participate more readily in the further consolidation of the memory business should opportunities, which are attractive from a strategic, operating and financial perspective, arise.

Products and Applications
      We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products with various packaging and configuration options, architectures and performance characteristics on a chip, component and module level. We currently offer standard DRAM products for PCs, notebooks and workstations, as well as technologically more advanced DRAM products for infrastructure, graphics, mobile and consumer applications. We also offer a small number of non-volatile NAND-compatible flash memory products.
      The following table sets forth our revenues provided by category of activity for the periods indicated:

				For the six
	For the financial year ended			months ended
	September 30,			March 31,

	2003	2004	2005	2005	2006

	(in millions)
DRAMs:
Standard DRAMs for PCs, Notebooks and workstations	€1,630	€1,976	€1,589	€670	€832
DRAMs for infrastructure, graphics, mobile and consumer applications	599	826	959	519	714

Total DRAMs	2,229	2,802	2,548	1,190	1,546
Other products and services(1)	315	206	277	209	60

Total	€2,544	€3,008	€2,825	€1,399	€1,606

(1)	Primarily includes embedded DRAM products, flash memory products and technology licensing revenues. Technology licensing revenues consists of revenues from licensing our technology to third parties in connection with manufacturing agreements that provide us with access to manufacturing capacity. See “— Strategic Alliances and Agreements.”

Brands
      Most of our products will be sold under our Qimonda brand. We will need to establish a brand identity for ourselves using the Qimonda name. See “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may not be successful in establishing a brand identity.” We also sell a small portion of our products under our AENEON® brand in the emerging markets in Asia, Eastern Europe and Latin America. This brand addresses the so-called “white box” PC market and the retail upgrade market. “White box” refers to PCs manufactured by hundreds of small PC manufacturers worldwide and to unbranded PCs manufactured by larger, well-known OEMs, and “retail upgrade” refers to consumers adding memory to their existing computers, typically in their homes.

Standard DRAMs for PC, Notebook and Workstation Applications
      We believe we offer a complete portfolio of standard DRAM products that provide a variety of speeds, configurations and densities suited to particular end uses. We sell the majority of our standard DRAM products for use in PC and workstations, to desktop and notebook computer manufacturers and to distributors who sell DRAMs on to smaller original equipment manufacturers and contract manufacturers. Our standard modules, including Unbuffered DIMMs and SO-DIMMs, are used primarily for PCs and notebooks, while our more specialized modules such as High-Density SO-DIMMs and Micro-DIMMs are typically used in high-end notebook computers and sub-notebooks. We believe our engineering capabilities permit us to offer these specialized modules and differentiate us from suppliers focused primarily on standard DRAM products. Many of our customers that produce PCs and workstations also produce servers, networking and storage equipment or graphics, mobile and consumer products. We believe these customers expect us to offer both standard DRAM products and other types of DRAM products so that we can supply their entire product ranges. We intend to invest in technology development and anticipate playing an active role in the development of future DRAM architectures, including third-generation DDR, or DDR3.
      The large size of the standard DRAM market has made possible the substantial capital investments required to achieve ever more advanced manufacturing capabilities. Being active in the high-volume standard DRAM market enabled us to build our current scale and develop our existing manufacturing capabilities forming the basis to expand our production of DRAMs for advanced infrastructure applications and specialty DRAM products.

DRAMs for Infrastructure, Graphics, Mobile and Consumer Applications
      In addition to standard DRAMs, we design, manufacture and sell technologically more advanced DRAM components and modules for use in servers, networking and storage equipment and a variety of specialty DRAMs for use primarily in graphics, as well as in mobile and consumer applications.

Infrastructure Applications
      Our current portfolio of DRAMs for use in servers, networking and storage equipment includes FB-DIMMs, which we believe will serve as the next generation of memory used in high-end servers, and very-low-profile-DIMMs, intended for the blade server market. DRAM consumption in blade servers is expected to enjoy 77% CAGR (based on bits shipped) from 2005 to 2010, according to Gartner. We believe we are the only FB-DIMM supplier who has in-house capabilities to design a key component of this module, a logic chip called Advanced Memory Buffer, or AMB. This allows us to customize the AMB design specifically for our memory modules, providing us better know-how transfer from chip to system level and vice versa. We also provide customized modules to server manufacturers, in each case specifically designed to meet the individual customer’s unique platform requirements. We expect the markets for servers to grow substantially in the next few years, and we are currently engaged in the development of products we believe will address that growth. For example, we are developing new generations of standard DRAM with 2 gigabits of capacity for use in future IT infrastructure applications.

Graphics Applications
      We offer a broad portfolio of graphics DRAMs that support applications with performance ranging from entry level to very advanced. Due to their speed, low power consumption and limited heat generation, our graphics DRAM components are used in game consoles, graphics cards and PC and notebook computers. In some cases, we make customized products for use in handheld game consoles and other handheld products. We believe that the trend towards the extensive use of sophisticated graphics applications will result in strong growth in high performance graphics systems which we believe will in turn drive the demand for our graphics DRAM products.

Mobile and Consumer Applications
      We offer low-power specialty DRAM products, such as Mobile-RAM and CellularRAMtm, that are suited for use in a variety of mobile and consumer applications, such as:

•	mobile phones;

•	mobile consumer products, such as digital still cameras and digital audio players; and

•	stationary consumer products, such as digital televisions and DVD recorders.
      Our Mobile-RAM is specifically designed for ultra-low power consumption that is increasingly demanded by today’s battery powered mobile communication and consumer products. We intend to focus further on driving technological innovations in this area and we believe we were the first to produce chips with a temperature sensor integrated onto the chip as well as the first to introduce a DDR interface for a Mobile-RAM to further reduce power consumption or alternatively offer higher performance. We also expect that new consumer products that combine more features will require DRAMs that consume very low power, yet operate at adequate speeds. We believe that the trench-architecture-based products we currently offer allow for a significantly longer battery life and reduced heat dissipation, both important features for potential customers and their end users.
      Our CellularRAMtm is designed to meet the growing memory density and bandwidth demands of future 2.5G and 3G mobile phone handset designs. We are also a founding member of the CellularRAMtm specification co-development team and, together with six other industry members create common specifications for high-performance pseudo-SRAM devices, enabling us to take an active role in the development of DRAM memory products for one of the fastest-growing technology sectors.
      Both our Mobile-RAM and CellularRAMtm products are offered as components and as so-called Known-Good-Dies, or KGDs, for use in Multi-Chip-Packages, or MCPs. MCPs combine different memory chips, usually a non-volatile flash chip, and a faster, volatile RAM, and are increasingly used in mobile communication and consumer devices due to their lower space consumption. We supply our Mobile-RAM and CellularRAMtm as KGDs on wafer level to MCP manufacturers.
      We also offer standard DRAM products for consumer applications, some of which are of smaller memory densities or older interface generations, such as SDRAM. These are often referred to as “legacy” DRAM products. For example the manufacturers of printers do not require large amounts of DRAM per printer, but do require a DRAM product that is guaranteed to be available for the printer’s entire life cycle, which may be many years. In many cases, the DRAM products used in these devices are older DRAM products that were previously state-of-the-art but are no longer widely used. These factors cause demand for legacy DRAM products to be relatively less volatile and prices to be relatively more steady compared to other standard DRAM prices.

Other Products and Technology Licensing
      We currently offer data flash memory products, primarily in the form of cards and to a lesser extent in component form, for use in digital still cameras, USB flash drives, digital audio players and mobile phones. We are currently engaged in technology review and development in this area in order to move our small flash memory production to a more competitive footing. We are currently seeking to rapidly shrink our process technology in an effort to introduce higher density flash memory products at an improved cost per bit position. We started sales of our NAND-compatible flash memory products based on our 170nm TwinFlash® technology in early 2004. We skipped the 140nm technology node and introduced our 110nm TwinFlash® technology at the end of the 2005 financial year. We intend to skip the following 90nm technology node as well and are currently engaged in the development of the 75nm technology node.
      We conduct our flash memory development and manufacturing activities through our wholly-owned subsidiary Infineon Technologies Flash at our facilities in Dresden and Munich, Germany and Padua, Italy. Infineon Technologies Flash is developing NAND-compatible flash memory products based on Saifun’s proprietary NROM technology, which we licensed from Saifun when we purchased its remaining interest in our joint venture. See “— Intellectual Property — License Agreement with Saifun.”
      We sell a relatively small volume of embedded DRAM products in the form of “system-on-chip” ICs that integrate memory and logic circuitry on a single chip.
      In addition, we grant technology licenses of our intellectual property to our alliance partners, including Winbond and Nanya. These licenses are often granted as part of cross licensing arrangements. They often enable us to gain access to manufacturing capacity at foundries through these kinds of cross licenses and capacity reservation arrangements.
      The following table presents summary information regarding our principal products.

	Products	Principal features	Principal applications

Standard DRAM Products

Components	Memory components in different package configurations, with different interfaces (SDRAM, DDR, DDR2) and densities (128Mb 256Mb, 512Mb and 1Gb)	• Mainstream bandwidth • Organization: x4, x8, x16 • Manufactured in 140nm 110nm and 90nm process technology	• Memory modules • Routers
Modules	Unbuffered Dual Inline Memory Modules (DIMMS) based on DDR and DDR2 components, with densities ranging from 128MB to 2GB

SO (Small Outline) DIMMS based on DDR or DDR2 components, with densities ranging from 128MB to 2GB

	Micro-DIMMS based on DDR2 components, with densities ranging from 256MB to 1GB	• Mainstream bandwidths from DDR-333 to DDR2-800 • Mainstream bandwidths from DDR-333 to DDR2-800 • Bandwidths DDR2-400; DDR2-533 30% smaller than standard SO-DIMMS	• Desktop computers • Workstations • Notebook computers • Sub-notebooks
Infrastructure, Graphics, Mobile and Consumer DRAM Products

Infrastructure(1)	Registered DIMMS and customized DIMMS based on DDR and DDR2 components, with densities ranging from 256MB to 4GB

FB (Fully Buffered) DIMMS based on DDR2 components, with densities ranging from 512Mb to 4Gb

	Very-low-profile-Registered DIMMS based on DDR2 components, with densities ranging from 512MB to 2GB	• Mainstream bandwidths from DDR-266 to DDR2-533 • Bandwidths from DDR2-533 to DDR2-667 • New interconnect technology • Bandwidths from DDR2-533 to DDR2-667 • Reduced Height	• Servers • Workstations • “Next generation” servers • Blade-servers

Graphics	Graphics RAM (256Mb, 512Mb) based on DDR, DDR2 and GDDR3 interfaces	• Bandwidth up to 6.4GB per second • Organization: x16, x32 • Manufactured in 110nm process technology	• Graphics cards in desktop and notebook computers • Game consoles

Mobile and Consumer(1)	Mobile-RAM (128Mb, 256Mb, 512Mb) based on SDR and DDR interfaces; also available as “known good dies”	• Ultra low power • FGBA-package • Voltages: 1.8V-3.3V • Low operating current • Low standby current	• Top range mobile phones (2.5G/3G) • PDAs • Digital still cameras • Digital audio players

	Products	Principal features	Principal applications

	CellularRAMtm	• Refresh-free operation	• Mid-range mobile
	(32Mb, 64Mb, 128Mb);	• Low power	phones (2.5G/3G)
	also available as	consumption
	“known good dies”	• Manufactured in 110nm process technology
Other Products
Flash Cards and USB Drives	TwinFlash® Cards and USB Drives	• NAND-compatible cards in 64MB, 128MB, 256MB and 512MB configurations using 170nm and 110nm process technology
• MMC (MultiMediaCards)
• SD (secure digital) Cards
• Micro-MMC and mini-SD Card formats
		• 64MB and 128MB USB drives	• Mobile phones • PDAs • Smart handheld devices • Digital still cameras • Portable data storage

Flash Components	TwinFlash® Components	• NAND-compatible stand-alone components in 512Mb and 1Gb configurations using 170nm and 110nm process technology	• Mobile phones • Digital still cameras • Digital music players • Handheld computers • Digital voice recorders

(1)	We also sell our range of standard DRAM components to customers who manufacture infrastructure equipment and consumer electronic devices including digital televisions, set-top boxes and DVD recorders.

DRAM Density and Interface Development
      We believe we are an industry leader in transitioning to next generation memory density and interface, specifically as regards the 512Mb density and DDR2 interface. Our belief is based on the fact that we are already selling a higher percentage of 512Mb and DDR2 products relative to our other products than the market average. See “The Semiconductor Memory Industry — Semiconductor Memory Product Features.” The following table sets forth the percentage of our total DRAM bit shipments (by density and interface) for the periods indicated:

	For the financial year			For the six months ended
	ended September 30,			March 31,

DRAM:	2003	2004	2005	2005	2006

	(in percent)
By density:
128Mb	10%	4%	1%	2%	0%
256Mb	89	90	51	68	29
512Mb	1	6	47	30	70
1Gb	0	0	1	0	1
By interface:
SDRAM	19%	11%	5%	8%	3%
DDR	78	83	60	70	35
DDR2	0	1	27	16	50
Specialty DRAMs	3	5	8	7	12

Customers, Sales and Marketing
      Our customers include the world’s largest suppliers of computers and electronic devices. Our current principal customers include major computing original equipment manufacturers, or OEMs, including HP, Dell, IBM, Sun Microsystems and Sony. To expand our customer coverage and breadth, we also sell a wide range of products to memory module manufacturers that have diversified customer bases such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of our product portfolio, especially into graphics applications, we have added customers with a strong focus on enabling these applications, such as nVidia and ATI. By having a close relationship with these customers we believe we can benefit in the development of future memory generations.
      We have been a primary DRAM supplier to major OEMs, including HP and Dell, in a number of recent years. These customers generally provide relatively more stable demand for standard DRAM than is available on the spot market, and we believe they are good partners for product development. In the infrastructure area, we believe that we have been able to establish a strong presence based on our high performance and high quality products, including application-specific and customized products. For example, we have received supplier awards from Sun Microsystems in each of the last three years.
      The number of customers we serve has increased over recent years from about 150 in our 2003 financial year to about 160 in the 2005 financial year as we continued to diversify our product portfolio. In the first half of our 2006 financial year, our five largest customers accounted for 51% of our total sales. HP, our largest customer, alone accounted for 19% of our sales and Dell, our second largest customer accounted for 14% of our sales. In our 2005 financial year, our five largest customers accounted for 52% of our sales and our 20 largest customers accounted for nearly 76% of our sales. HP accounted for nearly 19% of our sales, Dell accounted for 14% of our sales and three additional customers each accounted for more than 5% of our sales. In our 2004 financial year, our five largest customers accounted for 52% of our sales and our 20 largest customers accounted for 82% of our sales. In our 2003 financial year our five largest customers accounted for 51% of our sales and our 20 largest customers accounted for 77% of our sales.
      We sell our semiconductor memory products throughout the world, primarily in the United States, Europe and the Asia/Pacific region. We make our sales primarily through direct sales channels and, in order to ensure best possible customer coverage and reach, make use of distributors. We focus our principal sales and marketing efforts on the technology leaders in each of the DRAM markets we serve. We believe we have strong customer relationships and that our customers, many of which are leaders in their respective fields, provide us with special insights into the current state of their respective markets. We tailor our sales approach to our customers, serving our largest customers, primarily global PC and infrastructure OEMs, via our Key Account Centers and serving our local OEMs, module manufacturers and distributors via our regional sales organizations. Each Key Account Center is comprised of a Key Account Center Head, the individual responsible for developing the account strategy who serves as the customer’s primary point of contact, and a team of their engineering experts. Our engineering experts work directly with our customers to tailor our products to each of their specific needs as well as to the needs of their quality and supply chain experts. Because most of our sales employees are trained engineers, these teams are able to provide crucial technical support to ensure that each of our customer’s requirements are met. Each Key Account Center team is responsible for the needs of its customers on a global basis, and we expect them to achieve or maintain a position as a top supplier of DRAM to that customer in terms of quality and volume. We believe that our key account approach, as the first among three focus points of our sales strategy, assists us in developing and maintaining strong relationships with our major customers, which is particularly important for customers who purchase primarily standard DRAMs who could easily migrate to other suppliers.
      Because many of our Key Accounts in the PC and infrastructure markets also produce graphics, mobile and consumer products, the second focus of our sales strategy is to leverage our existing relationships to expand the applications in which we serve them. For example, we recently began to focus more effort on marketing customer-and application-specific DRAMs for graphics, mobile and consumer applications, because we believe the market for these applications will be attractive with respect to price, stability and demand growth. The third key focus of our sales strategy is to continue to expand the product portfolio we deliver to each of our customers by leveraging our strong technical skills and working directly with them to design specific memory products for use in their end products. Our development engineering teams, composed of trained engineers, work directly with customers, creating products specifically designed for particular customers in a process we call “designing in”. In some cases, several DRAM producers may attempt to design their product into the customer’s application, each vying to best meet the customer’s requirements. Our development engineering teams play a key role in this regard. Recently, we achieved “design wins” and agreed to supply Microsoft with high-speed graphics DRAM for its game consoles.
      Our regional sales teams are located in Europe, North America, Asia/ Pacific and Japan, and are supported by our headquarters in Germany. These regional sales centers enable us to bring our business to our customer base and to provide local contact and support to the Key Account Center teams in those regions. Each of our regional sales centers is equipped to perform all key sales support, and each of our regional sales organizations is responsible for acquiring new customers and managing the region’s product mix and inventory.
      We sell the majority of our products under our new brand name Qimonda. However, we also established a second brand, AENEON®, in 2004 to address the so-called “white box” PC markets and retail upgrade markets. “White box” refers to PCs manufactured by hundreds of small PC manufacturers worldwide and to unbranded PCs manufactured by larger, well-known OEMs, and “retail upgrade” refers to consumers adding memory to their existing computers, typically in their homes. Worldwide, approximately 40% of PC and notebook DRAM revenues were derived from the “white box” and retail upgrade markets according to iSuppli. These markets exist worldwide, and we believe that emerging markets such as China and Latin America will drive strong growth in the future. Customers in these markets typically seek the lowest cost products that have dependable quality. We ensure the quality of our AENEON® products through testing the compatibility with major PC and notebook platforms. This process is often shorter and more cost-efficient than the testing required by high-end applications of our OEM customers. We sell our AENEON® products via an extensive network of distributors and retailers worldwide, and have recently begun to offer them through a dedicated Internet sales channel.
      We generally enter into agreements with our customers specifying the terms and conditions under which they agree to purchase our products and the terms and conditions under which we agree to supply them. The period of time over which prices and volume are fixed depends on the application market in which the customer operates. In general, prices and volumes are negotiated for periods ranging from a few days, for standard DRAMs for PC, notebook and workstation products in the spot market, up to one year for customer- and application-specific DRAMs used in graphics, mobile and consumer applications. The majority of our sales volume, however, is based on contracts in which prices and volumes are re-negotiated twice a month. The majority of our customer agreements require our customers to provide us with a regular forecast of their DRAM demand. Our determination of the mix of products to be manufactured is primarily based on our own internal forecasts in combination with the forecasts our customers provide.
      We categorize our sales geographically based on chosen billing location. In many cases, our customers then choose to ship our products to locations other than the billing locations. Accordingly, we do not believe that the geographical distribution of our sales are necessarily indicative of where our products are actually used. The geographical distribution of our sales by percentage during the periods indicated was as follows:
Sales by Region

				For the
	For the			six months
	financial year ended			ended
	September 30,			March 31,

	2003	2004	2005	2005	2006

	(in percent)
Germany	8%	13%	8%	8%	9%
Other Europe	11	12	12	12	11
North America	41	38	38	36	42
Asia/ Pacific	36	33	38	40	33
Japan	4%	4%	4%	4%	4%
      As of September 30, 2005, we had approximately 264 sales and marketing employees worldwide, which had increased to 277 as of March 31, 2006. In connection with our focus on expanding our customer and product portfolios, we have added employees to our marketing teams in recent years, many of which are directly engaged with our customers.
      Our marketing teams determine the products required to meet our customers’ needs and support both our Key Account Centers and regional sales forces. Our marketing organization is divided into product marketing groups and various regional marketing groups, and both groups work closely with our customers and with our sales and R&D organizations. Our product marketing groups help plan our product roadmap, to enable us to develop and manufacture products that we believe will meet our customers’ changing requirements. Our regional marketing teams collect local customer requirements, work together with the product marketing groups and support their respective regional sales organization. Our product marketing organization is primarily based in Germany.
Competition
      We compete generally on the basis of price, product design, technical performance, production capacity, product features, product system compatibility, quality, product reliability, and support. Production capacity and quality, in addition to the ability to deliver products reliably and within a very short period of time, play particularly important roles. The importance, however, of these factors varies based on the market for the product group in question.

•	Standard DRAMs for PC and workstation applications. We compete in this market on the basis of price, delivery reliability and logistical support. We believe we maintain a strong reputation for delivery reliability based on feedback from our customers.

•	DRAMs for infrastructure, graphics, mobile and consumer applications. We compete in these markets on the basis of product quality, performance, reliability and engineering support. Logistical support is particularly important for infrastructure applications. Our engineering teams are able to design customer-specific products, while we believe that our trench architecture possesses physical characteristics that we are exploiting to design DRAM products with high performance for uses such as in graphics applications, and with relatively lower power consumption, which enables longer battery life and lower heat generation in mobile and consumer electronics devices, key areas of concern for our customers. We believe the Sun Microsystems (Best In Class Memory Supplier) award we earned in 2005 is an indicator of the high quality and reliability of our products geared toward infrastructure applications.
      The markets for our products, especially our standard DRAM products, are intensely competitive. Our principal competitors include other major international DRAM producers as well as many smaller manufacturers that manufacture DRAM using design and manufacturing technologies licensed from the major

DRAM producers. Several of these companies license technology from us and, in some cases, we purchase a portion of their DRAM output, while at the same time competing with them for sales. See “— Strategic Alliances and Agreements” for a description of our manufacturing arrangements with strategic partners.
      The following table sets forth the market share in percentage based on DRAM revenues in the first quarter of calendar year 2006 of our principal competitors, according to Gartner, and the primary areas in which we believe we compete with them:

Principal Competitor	Areas of competition	Market share

Samsung Electronics	Standard, infrastructure, graphics, mobile and consumer DRAMs	28%
Hynix Semiconductor, Inc.	Standard, infrastructure, graphics, mobile and consumer DRAMs	15%
Micron Technology, Inc.	Standard, infrastructure, mobile and consumer DRAMs	14%
Elpida Memory, Inc.	Infrastructure, mobile and consumer DRAMs	9%
Nanya Technology Corporation(1)	Standard DRAMs	6%

(1)	Nanya Technology Corporation is our joint venture partner in Inotera Memories, Inc.
      According to Gartner, we had the second largest market share based on DRAM revenue in the first quarter of calendar year 2006, with a 17% share.
Research and Development
      We believe that research and development, or R&D, will continue to be critical in developing technologically advanced products that are sought after by our customers, as well as manufacturing processes that improve our productivity. Our R&D efforts are intended to build upon our past successes. We believe that we remain at the forefront of our industry in the process of converting DRAM manufacturing from 200mm wafers to 300mm wafers and were the first to implement 193nm lithography in mass production. In the late 1990s, we were among the first to introduce the 256Mb density generation to the market, and we believe we are among the leaders in the industry’s transition to 512Mb DRAM, which is currently underway. We believe we were the first DRAM developer to bring DDR MobileRAM to the market in October, 2004.
      Our R&D activities are broadly divided into two major steps. First we develop a manufacturing process technology and a design platform in conjunction with a “lead” product. The design platform is comprised of a technology specific design system, which includes computer aided design, libraries to assist in the development process and a technology-specific library of reusabale IP blocks. Subsequently, the rest of the product portfolio is developed as “follower” products which utilize the design platform established in the first step.

Product Development
      Our product development activities focus on those specialized and advanced products that we believe provide us more stable and higher selling prices than standard DRAMs. To enable this, we have increased the number of product development engineers from around 560 at the end of the 2003 financial year to more than 900 worldwide at the end of the 2005 financial year. We believe these enhanced resources have resulted in the recent successes we have had developing new products. For example, we expanded our graphic DRAM product portfolio from a single product in 2003 to a range of six products we currently offer in different densities, interfaces and speed for the full range of graphics applications from entry level to high-end.
      We have placed particular emphasis in recent years to the expansion of our R&D resources in lower cost locations. For example, we rapidly built up our team in Xi’an, China in the 2005 financial year. We believe that appropriate use of skilled R&D personnel in lower-cost locations will improve our ability to maintain our technical position while managing costs.

      We use various tools in our design process that enable us to reuse technologies and thus reduce the time we need to develop our technology platforms:

•	Reusable IP blocks, which are the core elements of each of our products. These are various pieces of circuitry that can be reused for new chip designs, reducing the amount of time and effort that it takes to develop a new chip on a given technology platform.

•	CAD systems are crucial tools for semiconductor designers. We make use of extensive CAD systems, some of which we have licensed from vendors such as Cadence, Mentor Graphics and Synopsis, and some of which we have developed internally.

•	Design libraries, or databases that contain templates and standard design elements that are common to multiple products, allow our development teams to more efficiently design new products, reduce development cycle times and optimize designs for higher performance and reduced power consumption.
      We use a “core team” approach to develop products, to enable us to effectively design our platforms and lead products. The core team consists of a program manager who leads the team, and various sub-team leaders, including specialists in product definition, product marketing, supply chain, finance, application engineering, quality, front-end and back-end site, manufacturing, product test, and design. We empower the core team to make its own decisions within the scope of the project plan.
      We define our products in close cooperation with lead customers and industry partners. We actively drive new standards and participate in standardization committees such as the Joint Electron Device Engineering Council (JEDEC). Our worldwide operating Application Engineering teams help our customers to design in our products into their systems. These teams provide technical support to our customers and work to qualify our memory components and modules for inclusion in our customers’ products. They also work with the suppliers of components designed to function together with DRAMs to ensure that our products are validated for use with their products.

Process Technologies
      Process technologies have been a key focus for our R&D activities, as we seek to reduce feature sizes and develop new processes. To maintain a competitive technology roadmap at an affordable cost level, we pursue strategic alliances with several partner companies and consortia. Strategic development alliances, such as the one we maintain with Nanya for DRAM technology and lead product development, allow us to share costs and resources. In particular, our Nanya alliance finalized the process technology development of the 90nm process technology in 2005. Today, this alliance is developing 75nm and, since September 2005, 58nm process technology for DRAM products, including the lead products which will use these new technologies. We also cooperate with Advanced Micro Devices Inc. and Toppan Photomasks Inc. in our joint venture AMTC, which is currently developing the next generation of lithographic masks and manufacturing the pilot production of these masks. All of our DRAM and flash technology development takes place at our DRAM and Flash technology development center in Dresden, Germany.
      We are also engaged in the research and development of various emerging memory technologies. Primarily we focus on Phase Change Random Access Memories (PCRAM), Conductive Bridging RAM (CBRAM) and Magnetoresistive RAM (MRAM). These emerging memories use alternative methods to store information. Among them may be candidates to replace existing mainstream memory technologies in the long-term.

Packaging Technology
      Since 2002, we have concentrated our development activities for packaging technology in Dresden, at our back-end pilot fab, where work focuses on both development of new packages and assembly innovation. The development of follower packages or products is conducted at our high volume backend sites in Porto, Portugal, Suzhou, China and Malacca, Malaysia. We also cooperate with Infineon on various aspects of package development as well as with United Test and Assembly Center, Singapore on the development of Multichip Packages.

Cooperation with Infineon
      In connection with our carve-out from Infineon, we have entered into various agreements with respect to our R&D activities. In particular, the Framework Agreement on Research and Development Services defines the parameters of our cooperation with Infineon with respect to certain R&D areas. See “Arrangements between Qimonda and the Infineon Group” for more details on these parameters. Under the Framework Agreement on Research and Development Services, we will continue to work together with Infineon on various common development activities, including jointly funded R&D projects that focus on process development and packaging technologies. We anticipate that most of these projects will be carried out in Germany. We expect to continue to cooperate with Infineon, sharing equipment and making use of synergies at our Reliability Lab, and failure analysis, both of which help us reduce manufacturing errors.

Locations
      We conduct R&D activities in various locations around the world. The following table shows our major R&D locations and their areas of competence, including the principal R&D joint ventures in which we participate:
Principal Research and Development Locations

Location	Areas of competence

Burlington, Vermont	Low power and mobile and consumer DRAMs
Dresden, Germany(1)	DRAM technology, flash technology and package technology development
Munich, Germany	Computing and graphic DRAMs, as well as emerging memory research; flash product development
Padua, Italy	Flash product development
Raleigh, North Carolina	Product development for standard and specialty DRAM
Xi’an, China	Computing and legacy DRAMs

(1)	Includes our own research and research conducted in conjunction with our development partner, Nanya.
      In addition to our principal locations, we have smaller locations in San Jose, California and Tokyo, Japan, where we support development of specific applications or specific customers’ lead products.
      We conduct DRAM product and process technology development on three continents at a number of major development centers. Our Dresden 300mm fab has an R&D center integrated directly into it, enabling us to conduct R&D at production site, which we believe enables us to quickly transfer know-how from development into manufacturing. Our Research and Development Center, where we conduct manufacturing process technology development, is located at the Dresden center. The Center for Nano-Technology, operated in cooperation with the Fraunhofer Society and Advanced Micro Devices, is also located at our Dresden facility. The Center further strengthens our research capabilities with respect to both DRAM and flash process technology. Finally, AMTC’s Maskhouse, operated together with Advanced Micro Devices and Toppan, is located at Dresden.
      Our development center in Munich, Germany focuses on lead products for computing and graphics applications. The design center in Raleigh, North Carolina, focuses on “follower” products for computing and graphics, while our design center at Burlington, Vermont, focuses on mobile products. Our design center in Xi’an, China focuses on computing and legacy products. In addition to DRAM products, we also develop flash memory products in Padua, Italy, and Munich, Germany, and develop high speed AMB chips in Munich, Germany. Additional customer specific product development work is done in smaller development centers. In addition, we have agreed with Winbond to cooperate in the future development of specialty DRAM products for low power applications. Finally, we maintain an extensive network of cooperation arrangements with technical institutes and universities to remain current with technological developments.
Strategic Alliances and Agreements
      Our strategic alliances include both research and development and manufacturing alliances. We believe that these strategic alliances confer a number of important benefits, including:

•	worldwide access to the expertise of other industry participants, including manufacturing competence in new locations and additional experienced R&D employees;

•	sharing the risks inherent in the development and manufacture of new products;

•	sharing costs, including the costs of R&D and production ramp-up; and

•	efficiency gains, including reduced time-to-market of new generations of semiconductor devices and greater economies of scale.
      We believe that a key element of the success of our strategic alliances and foundry agreements results from our philosophy that these alliances should be mutually beneficial. For example, our foundry agreements provide us access to flexible manufacturing capacity, while our partners can benefit from access to our technology and manufacturing expertise.
      The following table shows our principal strategic manufacturing and R&D alliances, as well as their respective activities and locations as of June 30, 2006:
Principal Strategic Alliances

Partner	Relationship	Principal Activity	Location

Nanya	Joint venture participant in Inotera Memories, in which each party holds a 36.0% interest(1)	DRAM manufacturing at Inotera’s new 300mm facility	Taoyuan, Taiwan

Nanya	Joint R&D activities	R&D in both product and technology development for 90nm, 75nm and 58nm process technologies	Dresden and Munich, Germany

CSVC	Joint venture participant in which we hold a 45% economic interest and exercise voting control(2)	Back-end assembly and test at the joint venture’s new facility	Suzhou, China

SMIC	Foundry manufacturing	Manufacturing capacity at SMIC’s facilities	Shanghai and Beijing, China

Winbond	Foundry manufacturing	Manufacturing capacity at Winbond’s facilities	Hsinchu, and Taichung Taiwan

(1)	Employees of Inotera and the public own the remaining 28.0%.

(2)	By the end of 2006, we expect to hold a 72.5% economic interest in the venture. We are obligated to inject additional equity of U.S.$167 million into the joint venture by the year 2008. This would increase our ownership percentage accordingly.
      In addition to these principal alliances, we also participate in a number of smaller alliances, especially in the area of emerging memory development. These include a development alliance with IBM on Phase Change Memories (PCRAM) and a development alliance with Altis on Conductive Bridging (CBRAM) and

Magnetoresistive RAM (MRAM). We are also cooperating with Winbond Electronics Corporation on the development of specialty DRAM products and with Advanced Micro Devices, Inc., or AMD, and Toppan Photomasks (formerly DuPont Photomasks Inc.) on the development and production of photomasks at the Advanced Mask Technology Center GmbH & Co. KG, or AMTC, in Dresden, Germany.
      We also maintain equity investments in Hwa-Keng Investment Inc., a Taiwanese company formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees, and Maskhouse Building Administration GmbH & Co. KG, a German company that owns the premises used by the Advanced Mask Technology Center (AMTC) described below and Toppan Photomasks Germany. Hwa-Keng is currently undergoing liquidation. We and Nanya will each purchase half of the Inotera shares held by Hwa-Keng. After the liquidation is complete, Hwa-Keng’s assets (principally the proceeds from the sale of the shares) will be distributed to its shareholders, Nanya and Infineon. Pursuant to the contribution agreement, Infineon will then transfer these assets to us.

Research and Development Alliances
      Infineon has entered into a number of agreements to cooperate with industry participants to conduct R&D related to the development of new products and manufacturing process technologies. These agreements enable us to benefit from the expertise of other industry participants and to share the costs and risks inherent in the development of new products and process technologies. Our principal R&D alliance is with Nanya Technology Corporation, a Taiwanese company with which we also have a manufacturing collaboration through our Inotera joint venture.
      In November 2002, Infineon entered into agreements with Nanya to establish a strategic cooperation for the development of DRAM products and to form Inotera Memories Inc. Inotera is a joint venture the purpose of which is to construct and operate a 300mm manufacturing facility with two manufacturing modules in Taiwan. Under the terms of the development agreement, we are co-developing and sharing development costs with Nanya for advanced 90nm and 75nm process technologies. The research is being conducted in Dresden and Munich. By June 2005, we and Nanya had already qualified the 90nm DRAM technology and achieved validation by Intel.
      In September 2005, Infineon entered into another agreement with Nanya to expand their joint development cooperation on DRAM process technologies. The new agreement provides for the joint development of advanced 58nm production technologies for 300mm wafers. Joint development began upon signing the agreement. We believe the extension of the existing co-development of projects could help us expand our position in the DRAM market and reduce our up front development costs.
      The November 2002 agreement, as amended, entitles Nanya to receive from us or our then-existing foundry partners 60% of that amount of our foundry capacity that is in excess of the foundry capacity we receive as of December 2006. Nanya may also receive 50% of our foundry capacity for which we contract after March 1, 2006 with new foundry partners. Our obligation to provide foundry capacity is capped at one third of our total 90nm foundry capacity. In combination, the 2002 and 2005 agreements also entitle Nanya to receive from us or our foundry partners one third of our 75nm foundry capacity and one third of our 58nm foundry capacity. As of the date of this prospectus, we have not contracted for foundry capacity that would require us to cede capacity to Nanya under these agreements. We do not expect that any foundry capacity that we may be required to provide to Nanya will have a material adverse effect on our business, financial condition or results of operations.
      Infineon was free to assign the agreements mentioned above to us and has done so in connection with the carve-out. The 2002 development agreement remains in effect until the date of completion of the last technical cooperation project, but may be terminated by either party upon a material breach by the other party, insolvency or bankruptcy of the other party, or the acquisition, by a third party, of at least half of the voting stock or control of the other party. The 2005 development agreement remains in effect at least until December 2007, at which point, if the goals of the cooperation project have not been completed, the parties agree to continue working for an additional six months and then discuss the extension of the timeframe for the project. The agreement may also be terminated by either party upon a material breach by the other party, insolvency or bankruptcy of the other party, or the acquisition, by a third party, of at least half of the voting stock or control of the other party.
      Inotera completed an initial public offering of its shares on March 17, 2006 and an offering of its global depositary shares on May 10, 2006. Its shares are now listed on the Taiwan Stock Exchange and its global depositary shares are listed on the Luxembourg Stock Exchange. The initial public offering of shares and the offering of global depositary shares raised approximately $619 million which will be used to fund the second manufacturing module.

Manufacturing Alliances
      We also have a number of long-term strategic agreements with leading industry participants to manufacture products. We intend to use these agreements to assist us in maintaining our strong technological position and sharing start-up costs inherent in transitioning to successive generations of semiconductor memory products. We believe these alliances allow us to reduce the capital we would have had to invest if we were to engage in these activities alone. In addition, they provide us with access to modern manufacturing capacity in low cost regions. Our manufacturing alliances are part of our global “fab cluster”. This concept permits us to share engineering know-how, manufacturing and quality control best practices and common rollouts of process improvements among all of the facilities in which our products are produced.

Inotera
      As described above, in November 2002 Infineon entered into agreements with Nanya to establish a strategic cooperation in the development of DRAM products and to form Inotera Memories Inc., a joint venture to construct and operate a 300mm manufacturing facility with two manufacturing modules in Taiwan.
      We expect that Inotera’s 300mm manufacturing facility in Taiwan will employ the production technology developed under our separate joint development agreement with Nanya. The construction of the first Inotera module was completed and mass production began in the 2004 financial year. The capacity ramp of this first module is expected to be completed in three phases. The first two phases have been completed and capacity reached approximately 60,000 wafer starts per month as of August 2005. The third phase, ramping the total capacity of the first manufacturing module up to 62,000 wafer starts per month, is expected to be completed during our 2006 financial year. In May 2005, the groundbreaking for the second manufacturing module took place. Construction of this manufacturing module is expected to be finalized in the 2006 financial year. Under the terms of the venture, Nanya and we each purchase 50% of Inotera’s output. The joint venture agreement does not have a fixed term. It can be terminated by either party upon material breach by the other party of the agreement, the 2002 development agreement, the product purchase agreement or the ancillary know-how transfer agreement, upon bankruptcy or liquidation of the other party or if the other party’s share ownership in Inotera drops below 33.5%. The joint venture agreement is automatically terminated when one of the parties transfers or sells all of its shares in Inotera.
      The purchase price per DRAM wafer we pay to Inotera is calculated using a profit and loss sharing formula set forth in the product purchase and capacity reservation agreement we have entered into with Nanya and Inotera. The calculation is performed monthly and the purchase price is equal to the sum of:

•	an amount representing the front-end cost per wafer Inotera incurs, plus

•	a fixed percentage of the notional total profit (or loss) the buyers realize when they sell the wafer.
      The profit (or loss) per wafer is calculated by subtracting the following items from the average selling price per wafer the buyers realize when they sell to their customers the functional chips on the wafer:

•	the front-end cost per wafer Inotera incurred (including its cost of goods sold and research and development expenses,

•	the back-end cost per wafer the buyers incurred (including the costs of back-end assembly and testing processes); and

•	a fixed percentage of the average selling price per wafer we realize to cover overhead costs we incur, which is in line with other companies in the industry.
      This profit and loss sharing formula, including the fixed percentages, cannot be modified without the consent of the three parties and the approval of such change by the Board of Directors of Inotera. The product purchase and capacity reservation agreement remains in effect for as long as the joint venture agreement is in effect. It can also be terminated upon material breach by the other party of this agreement or by both parties concurrently with the termination for cause of the joint venture agreement or 2002 development agreement.
      The agreement governing our joint venture with Nanya allows Infineon to transfer its shares in Inotera to us. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO earlier this year. Infineon may only transfer these shares to us gradually over the four years following Inotera’s IPO. We are currently negotiating with the Taiwanese authorities to receive an exemption from this restriction that would permit the immediate transfer of all of these shares to us.
      In the contribution agreement and a separate trust agreement we entered into with Infineon, Infineon agreed to hold title to the Inotera shares in trust for us until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to us as and when the transfer restrictions expire or we receive the exemption from the lock-up.
      If Infineon were to reduce its shareholding in our company to a minority level before the earlier of the fifth anniversary of our carve-out from Infineon and the achievement of early mass production using 58nm process technology at our manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require us to transfer these Inotera shares to Infineon. We agreed with Infineon that, in this event, we would transfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for us until they could be transferred back to us.

CSVC
      Infineon established a joint venture, Infineon Technologies Suzhou Co., Ltd. (recently renamed Qimonda Technologies (Suzhou) Co., Ltd.) with China-Singapore Suzhou Industrial Park Venture Co., Ltd. (CSVC), in Suzhou, China and constructed a back-end facility for the assembly and testing of our products. The joint venture agreement was entered into in July 2003 and has an initial term of 50 years. It can generally be terminated upon material breach by the other party, a party’s bankruptcy or insolvency and various other events relating to a party’s financial condition. The facility officially opened in September 2004 and is scheduled to have capacity of up to one billion chips per year. The facility will be ramped in a number of stages as dictated by growth and trends in the global semiconductor memory market. Infineon is required to purchase the entire output of the facility. In the 2005 financial year we invested $29 million in the venture and are contractually required to invest an additional $167 million through 2008. Infineon contributed its ownership in Qimonda Technologies (Suzhou) Co., Ltd. to us in the carve-out effective May 1, 2006 (45% of the venture’s share capital, representing nearly 100% of the voting rights in the venture). We plan to increase our investment in Qimonda Technologies (Suzhou) Co., Ltd. such that we will hold approximately 72.5% of its share capital by the end of 2008, with CSVC owning the remaining 27.5%. We have the option to acquire the remaining CSVC stake at the nominal investment value plus accrued and unpaid return. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. There can be no assurance that this external financing can be obtained at favorable terms or at all.

SMIC
      In December 2002, we entered into a Product Purchase and Capacity Reservation Agreement, as most recently amended in November 2005, with Semiconductor Manufacturing International Corporation (SMIC), a Chinese foundry. As amended, this agreement provides us access to additional DRAM manufacturing capacity. Under the terms of this agreement, SMIC agreed to manufacture, and we have agreed to purchase, up to 20,000 wafers per month at SMIC’s 200mm production facility in Shanghai at least until 2007 and up to 15,000 wafers per month at SMIC’s 300mm production facility in Beijing at least until

2009. The agreement remains in effect until December 31, 2009 and may be extended. We have the unilateral right to terminate this agreement in the event that one of our semiconductor competitors acquires 50% of SMIC’s voting shares. In addition, either party may terminate the agreement upon material breach by the other party of any obligation under this or the ancillary know-how transfer agreement or upon bankruptcy or insolvency of the other party.
      Under the terms of the agreements, Infineon was free to assign the agreement to us and has done so in connection with the carve-out.

Winbond
      In May 2002, we entered into a Product Purchase and Capacity Reservation Agreement with Winbond, a Taiwanese foundry. This agreement provides us access to additional DRAM production capacity. Under the terms of this agreement, Winbond agreed to manufacture, and we agreed to purchase, up to 19,000 wafer starts per month from Winbond’s 200mm production facility in Hsinchu, Taiwan until 2007.
      In August 2004, we entered into an extended Product Purchase and Capacity Reservation Agreement with Winbond. This agreement gives us access to additional DRAM production capacity of up to 15,000 wafers per month in Winbond’s 300mm facility in Taiwan until 2009. Winbond agreed to manufacture DRAMs for computing applications exclusively for us. Furthermore, we develop specialty memories for mobile applications jointly with Winbond.
      Under the terms of the Product Purchase and Capacity Reservation Agreements, Infineon was free to assign these agreements to us and has done so in connection with the carve-out. Each agreement remains in effect until the last shipment of, and payment for, products manufactured under the agreement unless it is earlier terminated for breach.
Facilities and Manufacturing

Manufacturing Facilities
      Including our joint ventures and foundry relationships, we operate manufacturing facilities in Europe, North America and Asia. The following table shows information with respect to our current manufacturing facilities and our facilities that are either under construction or in the ramp up phase and the portion of the output of the facility to which we are entitled. Output is measured in wafer starts per month, or “wspm”.

Current and Planned Manufacturing Facilities

	Year production
	line came or is
	expected to come		Output to which
	on-stream	Clean room m2	we are entitled

Front-end facilities (wafer fabrication):
Our Own Facilities
300mm facility, Dresden, Germany	2001	10,177	All
200mm facility, Richmond, Virginia	1998	16,771	All
300mm facility, Richmond, Virginia	2005	12,218	All
Joint Venture Facilities
300mm Inotera Memories facility, first module, Taiwan(1)	2004	N/A	Half
300mm Inotera Memories facility, second module, Taiwan(1)	Expected 2006	N/A	Half
Foundry Capacity
200mm Infineon facility, Dresden, Germany (2)	1996	—	Variable corridor
200mm Winbond facility, Taiwan(3)	1999	—	up to 19,000 wspm
300mm Winbond facility, Taiwan(3)	2006	—	up to 15,000 wspm
200mm SMIC facility, Shanghai, China(3)	2003	—	up to 20,000 wspm
300mm SMIC facility, Beijing, China(3)	2004	—	up to 15,000 wspm
Back-end facilities
(packaging, assembly and testing):(4)
Dresden, Germany	1996	3,211	All
Malacca, Malaysia(5)	1973	12,163	All
Porto, Portugal	1997	17,697	All
Suzhou, China(6)	2004	14,124	All

(1)	Owned by Inotera Memories, Inc., our joint venture with Nanya in which we and Nanya each own 36.0% of the shares as of June 30, 2006. Our share in the production of the joint venture is 50%.

(2)	During our 2005 financial year, approximately 71% of this facility’s capacity was used for the production of our products. As described under “Arrangements between Qimonda and the Infineon Group”, we expect to enter into negotiations with Infineon on the possibility that we would acquire one of the two modules of the 200mm manufacturing facility at Dresden. These negotiations would address the terms and timing of any such acquisition. We have already agreed in principle with Infineon that we will share any potential restructuring costs arising in connection with this module equally.

(3)	We own no equity interest in this facility but have licensed technology to the third-party owner. We are contractually entitled to a stated amount of the facility’s DRAM output, which is manufactured using our technology. See “— Strategic Alliances and Agreements” for more detail on these arrangements.

(4)	In addition, we have agreements with EEMS Italia SpA and UTAC, which provide additional back-end subcontracting services at their facilities in Italy and China and Singapore.

(5)	Includes about 2,000m2 cleanroom and 10,000m2 not cleanroom classified production area.

(6)	We constructed this facility pursuant to our joint venture agreement with CSVC. See “— Strategic Alliances and Agreements” for more detail on these arrangements.
      In the second quarter of our 2006 financial year we had access to a total front-end capacity of about 315,000 wafer starts in 200mm equivalents per month through our own facilities, our joint venture and our foundry agreements. The capacities provided by our joint venture Inotera constituted about 23% of these capacities, the capacities sourced from our foundry partners SMIC and Winbond together constituted about 20%. If the planned facilities described above come on line as expected, we anticipate that our total front-end capacity will increase by approximately 2% in terms of wafer starts per month by the end of our 2006 financial year.

Trench Technology
      Infineon developed, first in cooperation with IBM and Toshiba and we, currently in cooperation with Nanya, continue to develop a proprietary trench architecture for the manufacturing of our DRAM products. We believe that our proprietary “trench” architecture possesses physical characteristics that we can exploit during the current and next several technology nodes to yield advantages over the various alternative “stack” architectures. In particular, the larger capacitors featured in trench architecture can be used to design DRAM products with high performance or low power consumption characteristics.
      Trench and stack architectures require different process steps during manufacturing. Trench uses a special deep trench etch process to etch the holes for the capacitors into the bare silicon wafer surface, a process which is undertaken early in the chip manufacturing process. On the other hand, stack architecture uses capacitors that are built on top of the transistor layer by using advanced methods of depositing materials on the surface of the wafer, which are completed at a later stage in the overall chip manufacturing process.
      The trench and stack architectures also have consequences for the properties of the cells on the chips we are currently manufacturing and intend to manufacture in the next several technology nodes. Using trench technology, holes can be etched into silicon with very high aspect ratios (depth divided by the diameter of the hole). As a result, the trench capacitor has a very high surface area and therefore a high capacitance, or ability to store electrical charges. The higher the capacitance, the higher the number of electric charges a capacitor can store. Stack capacitors on the other hand have a more limited capacitance. We have used the higher capacitance of the chips we have been manufacturing using our trench architecture to reduce the voltage required to power the cell array, which has given us a power consumption advantage.

Front End Manufacturing
      In the front-end manufacturing process chips are produced on silicon wafers. Our front-end fabs generally operate 24 hours per day, 7 days per week, not including scheduled maintenance downtime (which generally involves only individual pieces or clusters of equipment, rather than entire facilities) and unscheduled stoppages. We do not generally adjust our manufacturing schedule in response to changes in demand. Maximum utilization of our facilities allows us to spread our high fixed-costs over a larger number of chips. In addition, given the complexity involved, our manufacturing processes are more stable if operated continuously. We had no significant unplanned production stoppages at our own front-end fabs during our 2005 financial year.

Wafer Size Roadmap
      In our efforts to continue to reduce our per-unit manufacturing costs, we continue to ramp our volume of production on 300mm wafers. In the 2005 financial year, we continued to increase our share of DRAM manufacturing on 300mm wafers. Our 300mm Dresden facility has started commercial production using 90nm technology. In addition, our 300mm facility at Richmond started commercial production in September 2005 and completed the first phase of its ramp up to a capacity of approximately 25,000 wafer starts in June 2006. The maximum capacity of this facility is expected to amount to 50,000 wafer starts per month and we plan to ramp up production based on market developments; we have just begun the first phase of this ramp up. The ramp-up of the first manufacturing module of Inotera, our 300mm manufacturing joint venture with Nanya, continued during the 2005 financial year, and reached a capacity of approximately 60,000 wafer starts per month by August 2005. The capacity of this module is expected to reach a maximum of 62,000 wafer starts per month during the 2006 financial year. Inotera’s second manufacturing module is currently under construction and the milestone “Ready for Equipment” is expected in the 2006 calendar year. Infineon and Nanya each are entitled to 50% of Inotera’s capacity. Our foundry and development partner Winbond has officially opened its new 300mm facility in Taiwan end of April 2006 and began volume production in 2006.

Given the cost efficiencies of production on larger wafer sizes, we believe that increasing the share of our 300mm production will substantially reduce our overall per-unit production cost for memory chips.
      We believe that, among our principal competitors we are one of only two that have made substantial progress in ramping up 300mm production. As with 68% of our production in the second quarter of our current financial year taking place on 300mm wafers, we believe we have the highest percentage of production on 300mm wafers of the four largest DRAM suppliers. Through our early ramp-up, we have gained expertise in 300mm manufacturing techniques and technologies. We believe that, as we equip our remaining owned facilities with 300mm wafer technology, we will be able to gain additional cost advantages over competitors that have not yet switched a substantial portion of their manufacturing to 300mm technology.

Feature Size Roadmap
      The increase in memory density and resulting reduction of chip feature sizes through the introduction of advanced process technologies is one of the key factors in reducing manufacturing costs. Innovations in process technologies and continual reductions in per-bit manufacturing costs have been driven largely by the needs of the standard DRAM market. The dynamics of this market have caused continuous evolution of process technologies, with an ongoing race for smaller die sizes and higher memory densities at lower prices. During the 2005 financial year, we started commercial production based on our 90nm DRAM technology. At the end of our 2005 financial year, approximately 5% of our DRAMs were manufactured using 90nm technology, which increased to 19% by March 31, 2006. We are currently developing 80nm technology, which contains fewer technological upgrades than previous new technologies, but which we believe will improve the number of dies we are able to produce per wafer. According to the industry organization International Technology Roadmap for Semiconductors (ITRS), the next technology nodes are 65nm, 57nm, and 50nm. With our joint venture partner Nanya, we have already started development of the 58nm technology node.
      We have produced the first fully functioning samples of our 75nm technology and anticipate starting DRAM production based on this technology in the second half of the 2006 calendar year. We intend to leverage the advantageous physical characteristics provided by our trench technology to create a specific range of products at this technology node that consume low power. At the same time, we intend to develop a low-cost platform for the 75mm and 58mm technologies and we believe the ability to offer customers either a product with lower cost or with lower power consumption will increase our flexibility and help us improve the breadth of our customer portfolio.

Back End Manufacturing
      In back-end manufacturing, chips are packaged, assembled and tested. We believe that our back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling us to perform assembly and test on a cost-efficient basis. In an effort to further enhance our back-end manufacturing efficiency and improve our cost position, we have increased our production volumes in lower-cost countries such as Malaysia and China. Our back-end facilities provide us with the flexibility needed to customize products according to individual customer specifications.
      To ensure the commercial viability of our products, we have completed the conversion of all Qimonda product packages to comply with the European Directive on the restriction of use of certain hazardous substances in electronic and electrical equipment, or RoHS Directive. In particular, the RoHS Directive sets forth lead-free standards for many types of electronic and electrical equipment. The obligation to comply with the RoHS Directive ultimately lies with the equipment’s producer. These customers therefore require us to supply lead-free products, and we regularly provide certificates that document our products’ compliance with the RoHS Directive’s lead-free standards.
      To address the needs of electronic equipment manufacturers whose products require an exemption from the application of the RoHS Directive, typically for technical or economic reasons, exemptions are available which permit the use of lead-containing parts for specific applications. In addition, certain manufacturers have been individually exempted from compliance with the RoHS Directive by the relevant governmental authorities. We continue to supply a small number of lead-containing products for these exempted applications and manufacturers. Additionally, we have a number of customers who require delivery of lead-containing products to non-European markets, where the RoHS Directive does not apply.

“Fab Cluster” System
      In 1998, we introduced our fab cluster system, through which we link and coordinate activities at our own front-end and back-end sites with those sites that are operated by our alliance and foundry partners and back-end subcontractors. We operate these facilities as a cohesive unit which enables us to align these facilities through synchronized technical, quality and reporting guidelines. This system allows us to:

•	implement identical technology roadmaps at all sites where the equipment permits this;

•	synchronize manufacturing processes and quality control at all sites; and

•	quickly move “best practices” developed at one facility to all operations, which helps us to maximize quality and accelerate ramp-up times. For example, we continuously monitor yield at each of the sites in our fab cluster. Differences in yield lead to a comparison of practices and to an identification of each site’s comparative strengths. This results in our ability to set best practices for the entire fab cluster.
      When one of our fab cluster’s facilities is qualified by a customer to make a specific product, qualification of the remaining fabs in the cluster is typically easy to achieve. By qualifying the entire cluster to a customer, we can supply that customer with products from any of our fabs, which affords us significant operational flexibility. Further, by maintaining access to facilities around the world, we are also able to attract highly skilled workers on a more global basis, and maintain access to lower-cost workers as required. This system permitted our joint venture Inotera to complete its fab ramp-up to 50,000 wafer starts per week in four quarters which we believe is the benchmark in the industry.
      Currently, our fab cluster includes our own front-end facilities in Dresden and Richmond, our back-end facilities in Dresden, Malacca, Porto and Suzhou, as well as our front-end manufacturing joint venture Inotera and our front-end foundry partners Winbond and SMIC and the back-end facilities of EEMS Italia SpA and UTAC our back-end foundry partners.

Mask Manufacturing
      High-end mask technology is a prerequisite for achieving small feature size. Since May 2002, the Advanced Mask Technology Center, or AMTC, our joint venture with Advanced Micro Devices and Toppan Photomasks in Dresden, Germany, has developed advanced masks. Since 2004 the joint venture’s mask foundry has produced high-end masks at AMTC’s pilot production Dresden facility. We expect to continue to purchase most of our masks from AMTC and Toppan Photomasks under a cooperative arrangement with Infineon.

ISO Qualification
      We have held ISO 9001 certification since 1986 and ISO/ TS 16949 certification (which includes ISO 9001) since 2004. The current certification is valid for the whole organization until June 24, 2007. Annual surveillance audits are performed by our certifier and registrar Det Norske Veritas Certification, Inc.
      The ISO 9001 quality management standards are developed by the International Organization for Standardization, the world’s leading developer of international standards to specify the requirements for state-of-the-art products, processes and managerial practices. ISO 9001 quality management certification is an indispensable condition to enjoying sound relationships with our customers.
Intellectual Property
      Our intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models, designs and maskwork rights. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is not only a valuable asset to protect our investment in technology, but also a vital prerequisite for securing cross-license agreements with third parties.

Allocation of Existing Patents
      In connection with our carve-out, the Infineon Group transferred to us ownership of all those patents and patent applications (which we refer to simply as patents in this section) attributable to the Memory Products business. The ownership of all other patents, remained with the Infineon Group. Qimonda’s patent portfolio at the end of May 2006 included more than 19,000 patents and patent applications (representing more than 5,600 patent families) compared to more than 23,000 patents and patent applications remaining on the side of Infineon.
      Pursuant to the contribution agreement, the Infineon Group may continue to use any patents transferred to us, for their lifetimes, outside of the stand-alone memory field and for embedded memories. The contribution agreement likewise permits us to use those patents remaining with the Infineon Group in the field of stand-alone memory, under terms corresponding to those we extended to Infineon under this agreement. The contribution agreement generally defines stand-alone memory to include ICs and modules the primary function of which is data storage, as well as module components and those embedded memories made using technologies developed by or for Qimonda.

Cross-License Under Future Patents
      We will own any patents that will be applied for in our name after the carve-out.
      As part of the contribution agreement, we agreed to the following terms with respect to patents applied for by either party and its subsidiaries within five years of the effective date of the carve-out or as long as Infineon owns a majority of the shares of our company, whichever period is longer.
      The Infineon Group will receive royalty free licenses, for the lifetimes of the patents or until a change of control of Infineon occurs, to use our patents outside the stand-alone memory field. Even if a change of control occurred, the licenses would continue if we received corresponding licenses for the memory products field from the third party then controlling Infineon.
      The contribution agreement likewise permits us to use those patents applied for by Infineon in the field of stand-alone memory, under terms equivalent to those we extended to Infineon under this agreement including a change of control mechanism equivalent to the one described above.
     Sublicense Rights
      In connection with a spin-off or the creation of a joint venture, Infineon has the right to sub-license any patents transferred to us as part of the carve-out, as well as any Qimonda patents subject to the cross license arrangements between Infineon and us, as described above, so long as:

•	the patents are used outside the stand-alone memory field;

•	we receive a respective grant back license from the spin off or joint venture and its majority shareholder in the field of stand-alone memory; and

•	such majority shareholder has no pending patent law suit with us.
      In connection with a spin-off or the creation of a joint venture, the contribution agreement likewise permits us to sub-license those patents remaining with Infineon, as well as any of Infineon’s patents subject to the cross license arrangements between Infineon and us, in the field of stand-alone memory, under terms equivalent to those we extended to Infineon under this agreement.
     As long as we are a Majority-Owned Subsidiary of Infineon
      Infineon is permitted to license any patents for which we apply while Infineon is our majority shareholder within cross-license agreements it had already concluded with third parties as of the carve-out date and which require the licensing of patents of subsidiaries.

      Furthermore, as long as Infineon holds a majority share in our company, Infineon is permitted to license any patents created by us within cross-license agreements it concludes with third parties after the carve-out, subject to our consent, which we may not unreasonably withhold.

Patent Licensing Negotiations with Third Parties
      Under the contribution agreement, Infineon is entitled to raise claims against third parties with respect to a small number of transferred patents that are the subject of licensing negotiations between Infineon and these third parties. We agreed to take the steps necessary to enable Infineon to make such claims. For as long as these negotiations have not been completed and we remain a majority-owned subsidiary of Infineon, we may not license the relevant patents to such third parties or pursue claims against such parties without Infineon’s consent.

Cross License Agreements with Third Parties
      It is common in the semiconductor industry for companies, including competitors, to enter into patent cross-license agreements with each other. In the event of an imbalance in the size of the respective portfolios of two companies or other factors, such as revenue, such an agreement may also provide for a cash payment from one party to the other. Infineon is a party to a number of patent cross-license agreements from which we benefit as a majority-owned subsidiary of Infineon. Although we believe that our own substantial patent portfolio will position us to conclude patent cross-license agreements on favorable terms and conditions with other semiconductor companies, we may find that our bargaining position is substantially less than that of the Infineon Group as a whole. In addition, if Infineon ceases to own at least a majority of our shares, we will lose the benefit of coverage under certain of Infineon’s cross license agreements with other parties while they may continue to be licensed under the patents Infineon has transferred to us. We are currently in patent cross-license negotiations with several major semiconductor industry participants and expect to enter into additional patent cross-license agreements in the future.
      If Infineon ceases to own the majority of our shares, our rights to use patents under some of these cross-licensing agreements will terminate. See “Risk Factors — Risks related to our operations — We may not be able to protect our proprietary intellectual property or obtain rights to intellectual property of third parties needed to operate our business” and “— Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may lose rights to key intellectual property arrangements if Infineon’s ownership in our company drops below certain levels.”

License Agreement with Saifun
      We license flash memory technology from Saifun Semiconductors Ltd. This technology underlies all of the flash memory products we currently develop, manufacture and sell. Our license from Saifun is non-exclusive, royalty bearing and restricted to the use of NAND technology.
      In April 2001, we had established a joint venture (then called Ingentix) with Saifun in which we held a 51% ownership interest. In 2003, we increased our ownership interest to 70% by contributing additional capital and converting existing shareholder loans to equity. In March 2004, we modified the cooperation agreement with Saifun, and as a consequence, we acquired Saifun’s remaining 30% interest in the joint venture. In connection with this acquisition, we were granted a license for the use of Saifun’s NROM® flash technology in January 2005, based on which we are continuing to develop NAND-compatible flash memory products. In exchange, we agreed to pay Saifun $95 million (subsequently reduced to $48 million) in quarterly installments over 10 years plus additional purchase consideration, primarily in the form of net liabilities assumed, aggregating €7 million. We retained the option to terminate the entire license or parts thereof at any time without penalty, which we exercised during the quarter ended June 30, 2005 to cancel the portion of the license encompassing NROM® Code Flash products. Since the acquisition, we have continued to conduct technology and product development, marketing and manufacturing operations at our facilities in Dresden and Munich, Germany and Padua, Italy. Under the contribution agreement, Infineon assigned its rights and obligations under the license to us as part of the carve-out.

Protecting our Intellectual Property
      Our success depends in part on our ability to obtain and defend patents, licenses and other intellectual property rights covering our products and their design and our manufacturing processes. To that end, we have obtained many patents and licenses and intend to continue to seek patents on our developments. The process of seeking patent protection can be lengthy and expensive. Patents may not be issued from currently pending or future applications or, if patents are issued, they may not be of sufficient scope or strength to provide us with meaningful protection or any commercial advantage. In addition, effective copyright and trade secret protection may be limited in some countries or even unavailable.
      Our competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology protected by patents and other intellectual property rights may be unavailable to us or available only on unfavorable terms and conditions. Third parties may also claim that our technology infringes their patents or other intellectual property rights, and they may bring suit against us to protect their intellectual property rights. From time to time, it may also be necessary for us to initiate legal action to enforce our own intellectual property rights. We believe that, while as a stand alone company we may enjoy more flexibility to vigorously defend our intellectual property, we also will not be able to make use in litigation of those patents that remained with the Infineon Group. Furthermore, litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. We have recently settled several material disputes over intellectual property rights, in particular our disputes with MOSAID, Rambus and Tessera. For a description of these matters, see “— Legal Matters.”
      While it is possible that Infineon could compete with us on the basis of those patents that remained with Infineon or on the basis of independently developed technology, we do not view this possibility as a material threat to our business. Infineon transferred all patents to us that were attributable to the Memory Products business and may in the future use those patents only outside of the stand-alone memory field. In addition, since Infineon transferred to us all of the assets and development resources attributable to the Memory Products business, it is unlikely, without very substantial investments, to re-enter memory technology independently in order to compete with us.
Equipment
      We purchase most of our front-end equipment from Applied Materials, ASM Lithography, Canon and Tokyo Electron. In periods of high market demand, the lead times from order to delivery of such specialized equipment can be as long as six to twelve months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers, as well as by pursuing a multiple-vendor strategy to avoid undue dependence on a single supplier. Because we manufacture DRAMs using trench cell technology, we require special equipment for etching the ultra deep trenches into the silicon. These so called “trench etchers” are based on common etch tools that we have modified together with our equipment suppliers to suit our special needs. We currently source our trench etch equipment from two etch equipment suppliers.
      We purchase testing equipment for front-end and back-end principally from Advantest. In addition to specialized testing equipment, we maintain a variety of other types of equipment that are used in the testing process.
Raw Materials
      The most important raw materials in our front-end process are polished silicon wafers, chemicals, precious and other metals, gases and subsidiary materials. The principal suppliers for our wafers are Siltronic, SHE, MEMC, and SUMCO. The principal raw materials used in back-end packaging, assembly and test are leadframe or laminate substrates, gold wire and molding compound. Purchased materials and supplies in our

2005 financial year were approximately 33% of our net sales and in the six months ended March 31, 2006 were approximately 44% of our net sales.
      We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. We are not dependent on any one supplier for a substantial portion of our raw material requirements for packaging, assembly and test. Our raw material procurement policy is to select vendors that have demonstrated quality control and reliability with respect to delivery time. In addition, we maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. We generally enter into one-year supply agreements with raw material suppliers that offer competitive prices. Although shortages have occurred from time to time and lead times have been extended on occasion in the industry, we have not experienced any significant production interruption as a result of difficulty in obtaining raw materials to date.
Employees
      The numbers, functions and geographic locations of our employees at the dates indicated were as follows:

							As of March 31,
	As of September 30,						2006

	2003	%	2004	%	2005	%	2006	%

Function:
Production	8,059	84	9,259	84	7,686	80	8,348	80
Research & development	1,137	12	1,420	13	1,440	15	1,609	15
Sales & marketing	152	2	166	1	264	3	277	3
Administrative	211	2	213	2	216	2	235	2

Total	9,559	100	11,058	100	9,606	100	10,469	100

Region:
Germany	5,898	62	6,284	57	4,058	42	4,252	41
Other Europe	982	10	1,335	12	1,405	15	1,514	14
North America	1,932	20	2,167	20	2,494	26	2,597	25
Asia/ Pacific (excl. Japan)	714	7	1,233	11	1,622	17	2,075	20
Japan	6	*	10	*	27	*	31	*
Other	27	*	29	*	0	*	0	*

Total	9,559	100	11,058	100	9,606	100	10,469	100

*	Less than 1%.
     In the 2005 financial year, our headcount decreased principally due to the reduction of manufacturing capacities in Germany which occurred when we transferred the Dresden 200mm fab to Infineon’s Wireline Communication segment. The amounts presented in this table represent actual headcount of the memory products business and excludes any allocation of corporate functions performed by Infineon.
      Our employees in Germany are represented by works councils. Works councils are employee-elected bodies established at each location in Germany and also at a company-wide level. Close cooperation between management and works councils can be a strong source of stability, minimizing employee unrest and strikes, and ensuring management the ability to execute strategy changes or restructuring in a cooperative manner. Works councils have numerous rights to receive notice and participate in policy making in matters regarding personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungs-gesetz), the works councils must be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to participate in policy making regarding social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. A separate works council exists at our subsidiary in Dresden, Qimonda Dresden GmbH & Co. oHG. The members of the senior management of Qimonda are represented by a senior management committee (Sprecherausschuss).
      Approximately 700 Infineon employees in Germany who transferred to our company are covered by the terms of collective bargaining agreements between unions and the Employers’ Association (Arbeitgeberverband) of which Infineon is a member. The agreements cover both working conditions such as hours and holidays as well as wages (Gehaltstarifvertrag). The working conditions and similar types of agreements applicable as of April 30, 2006 to these 700 employees will remain applicable through June 2008. The wage agreements are typically re-negotiated each year and have recently been completed for this year. Sometimes short “warning” work stoppages take place during these negotiations. Although we will not be a member of the Employers’ Association, and therefore not obligated by future collective bargaining agreements, the approximately 700 employees who transferred from Infineon to us will receive wages equal to those agreed between the unions and Employers’ Association during their yearly re-negotiations through June 2008.
      During the last three years we have not experienced any major labor disputes resulting in significant work stoppages.
Backlog
      The prices for our standard DRAM products are generally set every two weeks, based on market demand. Customers enter into purchase orders for supply during two-week periods. While DRAMs for infrastructure applications and graphics, mobile and consumer products are sometimes priced like standard DRAM, they are often sold under longer-term contracts with fixed prices. We do not consider our backlog at any time to be a reliable indicator of future sales and do not rely on backlog to manage our business or to evaluate performance.
Legal Matters
      Infineon is the subject of a number of governmental investigations and civil lawsuits that relate to the operations of its Memory Products business prior to our carve-out. The most significant of these matters are described in this section. In addition, under the contribution agreement, we are required to indemnify Infineon, in whole or in part as specified below, for any liability Infineon incurs in connection with the matters described below.
      The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the carve-out date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which we have different arrangements), we have agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without our prior consent.
      Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and us, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to us. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. We have agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the recently-settled antitrust and competition litigation with Tessera.
      In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific allocation keys with respect to claims or lawsuits arising after the carve-out date:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products were fully allocated to us; and

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products were fully allocated to us.
      Subsequent developments in any pending matter, as well as additional claims that may arise from time to time, including additional claims similar to those described below, could become significant to Infineon or us.
      We cannot predict with certainty the outcome of any proceedings in which we are or may become involved. An adverse decision in a lawsuit seeking damages from Infineon or us, or Infineon’s or our decision to settle certain cases, could result in monetary payments to the plaintiff and other costs and expenses. If Infineon or we lose a case in which we seek to enforce our patent rights or in which we have been accused of infringing another company’s patent rights, we will sustain a loss of future revenue if we no longer can sell the product covered by the patent or command prices for the affected products that reflect the exclusivity conferred by the patent. While payments and other costs and expenses we might have to bear as a result of these actions are covered by insurance in some circumstances, other payments may not be covered by our insurance policies in full or at all. Accordingly, each of the legal proceedings described in the following discussion could be significant to us, and any payments, costs and expenses we may incur in addition to any that have already been incurred or accrued could have a material adverse effect on our results of operations, financial position or cash flows.

Antitrust Matters

U.S. Department of Justice Investigation
      In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the Department of Justice (DOJ) in connection with its ongoing investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between Infineon and the DOJ, subject to Infineon’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from Infineon.

U.S. Civil Litigation
      Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. affiliate and other DRAM suppliers.

Direct Purchaser Litigation
      Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (the Direct U.S. Purchaser Class). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

      In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pretrial proceedings as part of a Multi District Litigation (MDL). In October 2003 and June 2005, the plaintiffs filed amended complaints, which together allege that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002.
      In September 2005, Infineon and its affiliate entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement) and has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ. The court has scheduled the trial to begin on February 26, 2007. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. We recorded a corresponding charge to other operating expense in our financial year ended September 30, 2005. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. We would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. We do not currently expect this amount to have a material adverse effect on our financial condition or results of operations. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement is scheduled for September 6, 2006. The hearing on plaintiffs’ motion for class certification of the Direct U.S. Purchaser Class took place on May 17, 2006. On June 5, 2006, the court issued an order certifying a direct purchaser class.
      On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Neither Infineon entity has yet been served. Both of these complaints were filed in the Northern District of California, and have been made part of the MDL described above. The time period for putative class members to opt out of the Direct U.S. Purchaser Class settlement had not yet passed, so we do not yet know whether these two plaintiffs will be included in the Direct U.S. Purchaser Class settlement.

Indirect Purchaser Litigation
      Sixty-four additional cases (including a lawsuit discussed separately under “— Foreign Purchaser Litigation” below) were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.
      Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the multi-district litigation described above. After this transfer, the plaintiffs dismissed two of the transferred state court cases. Two additional transferred state court cases were subsequently remanded back to their relevant state courts. Nineteen of the 23 transferred cases are currently pending in the multi-district litigation. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. The plaintiffs in the indirect purchaser cases outside California have agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the multi-district pretrial proceedings. Infineon intends to defend itself vigorously in the indirect purchaser cases.

Foreign Purchaser Litigation
      A lawsuit filed on May 5, 2005 in the Eastern District of Pennsylvania, purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal but briefs have not yet been filed, and no hearing date has yet been scheduled for the appeal. Infineon intends to defend itself vigorously if the court of appeals remands this lawsuit.

State Investigations
      On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. Infineon has not yet been served with either of these complaints, but intends to defend itself against both of these actions vigorously.

European Commission Investigation
      In April 2003, Infineon received a request for information from the European Commission to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM ICs. Infineon reassessed the matter after its plea agreement with the DOJ and recorded an accrual during the 2004 financial year for an amount representing the probable minimum fine to be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of the actual fine. Infineon is fully cooperating with the Commission in its investigation.

Canadian Competition Bureau Investigation
      In May 2004, the Canadian Competition Bureau advised Infineon’s U.S. subsidiary that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No compulsory process (such as subpoenas) has been commenced. Infineon is cooperating with the Competition Bureau in its inquiry.

Canadian Civil Litigation
      Between December 2004 and February 2005 putative class proceedings were filed in the Canadian provinces of Quebec, Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. Infineon intends to defend itself vigorously against these proceedings.

Tessera
      In March 2005, Tessera, Inc. (“Tessera”) filed a lawsuit against Infineon and one additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that some of Infineon’s products were infringing five Tessera patents. In April 2005, Tessera amended its complaint to allege that Infineon and its co-defendant violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus’s DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips. On May 10, 2006, Tessera amended its complaint and added us as an additional named defendant. On August 1, 2006, we and Infineon entered into settlement agreements with Tessera related to Tessera’s antitrust- and patent-related claims. Pursuant to the settlement, we entered into a six year license agreement with Tessera that provides us a world-wide, non-exclusive, non-transferable and non-sublicensable license to use a portfolio of Tessera patents relating to packaging for integrated circuits in our production. See “Our Business — Legal Matters — Patent Litigation — Tessera” for a more detailed description of this settlement.

Securities Class Actions
      Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its then-current and former officers (of which one officer was subsequently dropped, and one of which is currently the chairman of our Supervisory Board) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s U.S. affiliate and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its affiliate and the two Infineon officers filed motions to dismiss the consolidated amended complaint. On May 22, 2006 the court denied part of the motions to dismiss this action, but did not deny other parts of the motions. On June 21, 2006, the court agreed to permit Infineon to move for reconsideration of the May 22, 2006 order. Infineon intends to defend itself vigorously in this action. Because this action is in its initial stages, we are unable to provide an estimate of the likelihood of an unfavorable outcome to us or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable or if we incur substantial legal fees in defending this action, it may have a material adverse effect on our financial condition and results of operations. Infineon’s directors’ and officers’ insurance carrier has denied coverage with respect to Infineon and the two officers that are still defendants in the class action and Infineon filed suit against the carrier in December 2005.

Patent Litigation

MOSAID
      In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that Infineon was violating eleven DRAM-related U.S. patents of MOSAID. In December 2002, Infineon and Infineon Technologies North America Inc. filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that they were not violating these patents. On February 7, 2003, MOSAID filed counterclaims seeking damages for the alleged patent infringement. On April 1, 2005, the U.S. District Court for the District of New Jersey issued a summary judgment order that Infineon’s products did not infringe most of MOSAID’s asserted claims. On February 9, 2006, MOSAID filed a notice of appeal with respect to those patent claims on which the court had granted summary judgment of non-infringement. On April 6, 2005,

MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas alleging infringement of additional MOSAID patents. On June 14, 2006, the parties announced that they had settled all pending litigation and appeals. The litigation in the Eastern District of Texas was dismissed with prejudice on June 20, 2006. As part of the global settlement, MOSAID purchased fifty patents from Infineon and Qimonda, including patents related to a range of technologies such as DRAM memory, power management ICs, semiconductor process technology and digital radio applications. Under the terms of the settlement agreements, Infineon and we retain royalty-free “lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted to Infineon and us a six-year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to those MOSAID patent families that had been in dispute. We agreed to make the related license payments over a six-year term.

Tessera
      As set forth under “— Antitrust Matters” above, Tessera filed a lawsuit against Infineon and one additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas in March 2005, alleging that some of Infineon’s products were infringing five Tessera patents. On May 10, 2006, Tessera amended its complaint and added us as an additional named defendant. On August 1, 2006, we and Infineon entered into settlement agreements with Tessera, Inc. in respect of all of Tessera’s patent infringement and antitrust claim and all counterclaims and other claims Infineon and we raised against Tessera. As part of the settlement, we have entered into a license agreement with Tessera, effective July 1, 2006, that provides us a world-wide, non-exclusive, non-transferable and non-sublicensable license to use a portfolio of Tessera patents relating to packaging for integrated circuits in our production. The license agreement will be effective until May 2012, when it will automatically expire unless we notify Tessera by November 2011 that we elect to extend the agreement for an additional five years until May 2017. Upon expiration of the extended term, if any, our license to use the patents covered by the license will become fully paid-up and perpetual.
      Under the license agreement, we will pay Tessera $40 million as a one-time license fee in August 2006. In addition, we will pay additional royalties over a six year period based on the volume of components we sell that are subject to the license. These components make up approximately 80% of our current production on the basis of products sold. We expect this royalty to amount to approximately $15 million to $25 million in our next financial year. In the remaining years in which the royalty is payable, it will increase or decrease in proportion with the volume of components we sell that are subject to the license. In the event we elect to extend the agreement past its initial term, we will continue to pay royalties at 50% of the rates we will pay Tessera during the initial term of the license agreement.

Rambus
      In March 2005, Infineon reached an agreement with Rambus Inc., settling all claims between them and licensing the Rambus patent portfolio for use in current and future Infineon products. Rambus has granted to Infineon a worldwide license to existing and future Rambus patents and patent applications for use in Infineon memory products. The agreement provides that the duration of the license shall continue until the last of the licensed Rambus patents has expired. The license includes an unspecified number of patents, which expire on different dates over a period ending in 2026. Neither party may terminate the agreement for any reason prior to its expiration. In exchange for this worldwide license, Infineon agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Infineon would be required to make additional quarterly payments which may total an additional $100 million. Because Rambus’ ability to conclude the agreements is not within our control, we are not able to estimate whether additional payment obligations may arise. The agreement also provides Infineon an option for acquiring certain other licenses. All licenses provide for Infineon to be treated as a “most-favored customer” of Rambus. Infineon has simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. These contingencies were assigned to us pursuant to the contribution agreement.

Accruals and the Potential Effect of these Lawsuits on Our Business
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of March 31, 2006, we had accrued liabilities in the amount of €140 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the other matters described above. As of March 31, 2006, no further amounts had been accrued in respect of the other proceedings described above, including the securities class actions. The accrued liabilities, other current and non-current liabilities, and other commitments and contingencies related to legal proceedings are further reported in Notes 19, 20, 22 and 31 to our Combined Financial Statements and Notes 19 and 21 to our Unaudited Condensed Combined Financial Statements, both of which are attached to this registration statement.
      As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on, Infineon, and most likely us, which would have a material adverse effect on our results of operations, financial condition and cash flows. Irrespective of the validity or the successful assertion of the claims described above, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial condition and cash flows. Any of these results may have a material adverse effect on our financial condition and results of operations.

Other Matters
      We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. Infineon has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial condition, results of operations or cash flows.
Environmental Protection, Safety and Health
      Our global Environmental, Safety and Health Management System is structured and designed to mitigate the risks associated with our manufacturing processes. These risks include the integrity of our operations, risks relating to the health and well-being of our employees, risks relating to the environment, our assets and third parties. All production sites worldwide and our headquarters are certified according to EN/ISO 14001 and OSHAS 18000.
      In the last few years, there has been increased media scrutiny and reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. We have carried out bio-monitoring programs since 1990, testing both those employees who work in clean room environments and those who do not. Employees that do not work in clean room environments thus serve as a control group, enabling us to determine whether clean room environment employees have been exposed to hazardous chemicals. Our testing has consistently shown that employees who work in our clean rooms have not been exposed to elevated levels of the relevant chemicals. Our bio-monitoring program is a pro-active approach to employee health and safety, and we believe it exceeds the health monitoring efforts of others in our industry. Accordingly, we do not believe that scrutiny of these potential links will negatively affect our ability to recruit and retain employees.

      Where we are not able to eliminate adverse environmental impacts entirely, we aim to minimize any such impact. For example, in some of our manufacturing processes we use Perflourinated Compounds, or PFCs. As early as 1992, we began to install exhaust air filter systems to reduce PFC emissions. We have documented our commitment to protect the environment by signing the global voluntary agreement designed by World Semiconductor Council to reduce greenhouse gases as defined under the Kyoto Protocol. The target is to reduce total PFC emissions of this substance group by 10% compared with the baseline emission level from 1995. After 5 years of data collection, we have determined that our reduction measures, including using alternative chemistry, improving efficiency and installing abatement systems, were appropriate to meet this goal. Assuming an annual production volume growth within the semiconductor industry of 15%, this would represent an emission reduction by 2010 of approximately 90% from the 1995 level, calculated in CO2 equivalents.
      Another aspect of our efforts to minimize our impact on the environment is our comprehensive “green product” strategy, which refers to our efforts to eliminate lead and halogen from our products. We first produced green products and modules in December 2002 and as of March 2006, 90% of all our products were “green” while 98% of our manufactured modules used “green components”. The remaining products that cannot be classified as “green” are produced with these substances due, in most cases, to customers’ specific requirements.

Relevant Environmental Laws and Regulations
      We are subject to a variety of laws relating to the use, disposal, cleanup of and human exposure to hazardous materials in most of the jurisdictions we operate in. Within the past decade, the European Union has proposed or enacted certain environmental directives that may be or are required to be enacted in each EU member state. A brief discussion of the most important, in terms of their effect, or potential effect, on our business of these follows.
      The Restriction on use of certain Hazardous Substances in Electrical and Electronic Equipment, or the RoHS Directive, which prohibits placing products on the EU market that contain more than certain levels of lead, cadmium, mercury and other substances. We comply with this law through implementation of our “green products” strategy discussed above.
      The Waste Electrical and Electronic Equipment, or the WEEE Directive, imposes “take back” obligations on electronic equipment producers for the financing of the collection, recovery and disposal of electrical and electronic equipment. At this time, it is not clear whether semiconductors are covered by the law. If the law were to apply to us, we believe we would have to be able to identify all of our products as our own so they could be traced back to us for disposal, which could increase the expenses related to our supply chain.
      The Registration, Evaluation and Authorization of Chemicals used in the European Union, or REACH Regulation, is a regulatory framework that concerns the registration, evaluation and authorization of certain chemicals. It is not yet clear which chemicals will fall under these regulations, although we believe the regulation is targeted towards chemical companies and industries in which significant volumes of chemicals are used. As we use very few chemicals whose volume exceeds 100 tons per year, we are classified as a “down-stream user category II” under the current draft of the legislation. Further, the current draft contains a proposal to exempt companies who meet certain standards from the authorization process. Due to these uncertainties, we believe it is premature to estimate the potential costs this regulation could impose on us.
      The Energy-using Products, or EuP Directive establishes ecologically sound development requirements for electrical devices. This directive applies generally to consumer products such as home appliances, so does not specifically regulate our products. However, our customers who do produce electronic or electrical consumer devices need to be able to demonstrate to consumers that their products do conform to the directive and so we may need to supply our customers information that will enable them to comply with these obligations. We believe this Directive may have a positive influence on those of our DRAM products that consume relatively less power. This enables consumers to use less electricity when using end products that contain our DRAMs, and we believe consumers are interested in purchasing energy saving devices.

Real Property
      The following table sets forth the location, size and primary use of our major real properties and whether such real properties are owned or leased.

	Approximate size		Owned or Leased
Location	(Land/Building)	Primary Uses	(Land/Building)

(in square meters)
Burlington, Vermont	*/2,721	Research	*/ Leased
Dresden, Germany(1)	131,549/118,829	Research, Wafer fabrication, Assembly and Testing	Owned/ Partly owned and leased
Malacca, Malaysia(2)	13,467/16,975	Assembly and Testing	Leased/ Partly owned and leased
Munich, Germany(3)	*/32,050	Headquarters and Research	*/Leased
Padua, Italy	*/750	Research
Porto, Portugal(4)	217,265/25,740	Assembly and Testing	*/ Owned
Raleigh, North Carolina	*/9,265	Research	*/ Leased
Richmond, Virginia	850,000(5)/111,000	Wafer Fabrication	Owned/ Owned
Suzhou, China(6)	200,100/41,630	Assembly and Testing	Leased/ Owned
Xi’an, China	*/2,462	Research	*/ Owned

*	Not applicable for leased properties.

(1)	Refers to our 300mm wafer fabrication, back-end manufacturing and research facility, including research conducted in conjunction with our development partner, Nanya. The building space is at two locations, 111,314m2 owned and 7,515 leased.

(2)	Includes a 13,300m2 building owned by our company and 3,675m2 of space leased from Infineon.

(3)	Includes research and office space at our five locations in and around Munich.

(4)	Subject to limited exceptions, under the terms of the financing arrangements relating to the site, we must receive the consent of Portuguese authorities to sell, lease or assign this property.

(5)	Approximately 500m2 of this land is undeveloped. We currently have five buildings on this property.

(6)	In 2003, Infineon Technologies Suzhou Co., Ltd. secured the use of this land pursuant to a 50-year contract.
      As of March 31, 2006, we also leased more than 4,000m2 for administrative, sales, logistics and other use, at various locations around the world.
      We expect that we will lease office space at Infineon’s Munich headquarters. Infineon’s and our Management Boards have recently resolved that Infineon will enter into a lease agreement with a third party lessor who will finance and construct two new building modules at Infineon’s headquarters, which we will then lease from Infineon. There can be no assurances that such agreements will be executed or that the related financing will be obtained by Infineon.
Relationship with Siemens
      Until 1999, the entire business of Infineon, including the Memory Products business, formed the Semiconductor Group of Siemens AG, a large German electronics conglomerate. In 1999, Siemens formed Infineon as a separate legal entity, transferred its semiconductor business to Infineon, and conducted an initial public offering of Infineon’s ordinary shares with listing on the Frankfurt Stock Exchange and the New York Stock Exchange. Siemens subsequently took a variety of steps to further reduce its ownership interest in Infineon. We understand that Siemens has, as of March 2006, sold all of its remaining shares in Infineon and is therefore no longer deemed an affiliate of our company.

      In the 2004 and 2005 financial years, 4% and 3% of our net sales resulted from direct sales to the Siemens-Fujitsu joint venture, a member of the Siemens group. We believe that these transactions are on terms no less favorable to us than we could obtain from third parties.
Group Structure
      The following table shows information about our significant subsidiaries as of June 30, 2006:
Significant Subsidiaries

			Proportion of
	Country of	Field of	our ownership
Corporate name	Residence	activity	interest

Qimonda Flash GmbH & Co. KG	Germany	Research and Development	100%
Qimonda Dresden GmbH & Co. oHG	Germany	Production	100%
Qimonda Holding B.V.	The Netherlands	Holding	100%
Qimonda Investment B.V.	The Netherlands	Holding	100%
Qimonda Portugal S.A.	Portugal	Production	100%
Infineon Technologies Flash Ltd.	Israel	Research and Development	100%
Qimonda Richmond, LLC	United States	Production	100%
Qimonda North America Corp.	United States	Distribution, Sales & Marketing, Research and Development	100%
Qimonda Asia Pacific Pte. Ltd.	Singapore	Distribution	100%
Qimonda (Melaka) Sdn. Bhd.	Malaysia	Production	100%
Qimonda Module (Suzhou) Co. Ltd.	China	Production	100%
Qimonda Technologies (Suzhou) Co., Ltd.	China	Production	45%

MANAGEMENT
Overview of Corporate Governance Structure
      In accordance with the German Stock Corporation Act (Aktiengesetz), our company has a Supervisory Board and a Management Board. The two boards are separate and no individual may simultaneously serve as a member of both boards. The Management Board is responsible for managing our business in accordance with applicable laws, the Articles of Association of our company and the rules of procedure of the Management Board. Moreover, it represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Management Board and oversees the management of our company but may not make management decisions.
      In carrying out their duties, members of both the Management Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and they are liable to our company for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of our company and its shareholders, employees and creditors. The Management Board is required to respect the shareholders’ rights of equal treatment and equal information.
      The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time. The Management Board is required to ensure appropriate risk management within our company and must establish an internal monitoring system.
      Under German law, shareholders of a company, like other persons, are liable to the company for damages if they intentionally use their influence on the company to cause a member of the Management Board, the Supervisory Board or holders of special proxies to act in a way that is harmful to the company. If a member of the Management Board or Supervisory Board neglects his or her duties, such member is jointly and severally liable with the persons exercising such influence. Infineon is, and will remain immediately after the offering, our controlling shareholder. Under German law, a controlling shareholder may not cause us to act against our interests unless we are compensated by the controlling shareholder for any resulting detriment or we have entered into a control agreement governed by German law (Beherrschungsvertrag). Infineon and we have not entered into a control agreement. Members of our Supervisory and Management Boards who have not acted in our interest in their dealings with a controlling shareholder are, together with the controlling shareholder, jointly and severally liable to our company for damages.
      We must bring an action against members of the Supervisory and Management Boards for breach of duty in our name if a majority of the shares voting at a shareholders’ meeting so resolve. We may only waive our right to damages under, or settle claims arising out of, an action like this three years after the date that the cause of action accrued and if the shareholders approve the waiver or settlement at a meeting of the shareholders by majority vote, as long as shareholders holding 10% or more of our share capital do not object and have their opposition formally noted in the minutes maintained by a German notary.
      Under German law, individual shareholders can sue members of the Supervisory and Management Boards on behalf of the company in a manner analogous to a shareholder’s derivative action under U.S. law only if they hold at least 1% of the company’s share capital or shares with a notional value of €100,000 and only with court permission. Under German law, directors may be liable for breach of duty to shareholders (as opposed to a duty to the company itself) only where a breach of duty to the company also constitutes a breach of a statutory provision enacted specifically for the protection of shareholders. As a practical matter, shareholders are able to assert liability against directors for breaches of this sort only in unusual circumstances.
      We adopted new Articles of Association in connection with our carve-out and amended them at the occasion of our extraordinary shareholders’ meetings on July 14, 2006 and on July 27, 2006. These, taken together with German corporate law, provide as follows with respect to our Supervisory Board and our Management Board.

Supervisory Board
      After the transfer of employees from Infineon to us in connection with our carve-out, our Management Board determined, and publicly announced on May 4, 2006, that under the German Act on the One-Third Participation of Employees in Supervisory Boards (Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat), one third of the members of our Supervisory Board must henceforth be elected by our employees. In accordance with this announcement, we amended our Articles of Association to provide that our Supervisory Board must consist of six members, four of whom must be elected by our shareholders in a shareholders’ meeting, and two of whom must be elected by our employees.
      In general, the four shareholder representatives on the Supervisory Board are elected by a majority of the votes cast at a shareholders’ meeting. During our extraordinary shareholders’ meeting held on July 14, 2006, four new supervisory board members were elected.
      The two employee representatives on our Supervisory Board will come from the ranks of our employees (excluding executive employees (leitende Angestellte)). As the voting procedure with respect to the employee representatives is time-consuming, we, together with other applicants, initiated a court proceeding in accordance with Section 104 of the German Stock Corporation Act to have the competent court appoint two employee representatives for a transitional period, that will continue until employee representation elections can be held and completed. Section 104 of the German Stock Corporation Act generally provides that application for a court appointment can be made if the actual number of Supervisory Board members is below the number required by law or the articles of association for a period in excess of three months. On July 20, 2006, the court appointed in accordance with that application, Messrs. Johann Grundbacher and Lothar Armbrecht to our Supervisory Board.
      Our Articles of Association allow the shareholders, by a vote of three quarters of the votes cast in a general meeting, to remove any member of the Supervisory Board they have elected. The employee representatives may be removed by the group of employees that were entitled to elect them by a vote of three-quarters of the votes cast. The Supervisory Board will elect a chairman and a deputy chairman from among its members. The Supervisory Board will normally act by simple majority vote with the chairman having a casting vote. Supervisory Board resolutions are subject to a quorum of half of the members of which the Supervisory Board must be composed.
      The Supervisory Board will meet at least twice during each half of a calendar year. Its main functions are:

•	to appoint our Management Board;

•	to monitor our management;

•	to approve matters in areas that the Supervisory Board has made generally subject to its approval; and

•	to approve matters that the Supervisory Board decides on a case by case basis to make subject to its approval.

Supervisory Board Members
      The following table lists current members of our Supervisory Board, their ages, their functions and their principal occupations as of July 1, 2006:

Name	Age	Function	Principal occupation

Peter J. Fischl	60	Chairman	Member and CFO of the Management Board of Infineon Technologies AG

Michael von Eickstedt	52	Member	General Counsel, Infineon Technologies AG

Richard Previte	71	Deputy Chairman	Former President, Advanced Micro Devices, Inc.
Yoshio Nishi	66	Member	Professor, Stanford University
Johann Grundbacher	42	Member	Electrical Engineer, Qimonda AG
Dr. Lothar Armbrecht	53	Member	Responsible for Global Group Internet Presence at Qimonda AG

      Under German law, the shareholders may determine the term of each shareholder-elected member of the Supervisory Board. The maximum term of office of each Supervisory Board member runs until the close of the meeting of the shareholders that passes a resolution concerning the discharge (Entlastung) of the respective member in respect of the fourth financial year after the beginning of his or her term. The financial year in which the term begins is not included in this calculation. Under German law, “discharge” in this context means to approve, in a general manner, the member’s actions in his or her capacity as a Supervisory Board member. It does not relieve the member of his or her legal liability under German law for his or her actions as a Supervisory Board member.
      Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Supervisory Board that provide for benefits during or upon termination of their board membership other than as described under “— Compensation”.
      The current members of our Supervisory Board do not own, directly or indirectly, any of our share capital. We do not expect that the members of our Supervisory Board who will have been appointed by the time of the offering will, individually or in the aggregate, own, directly or indirectly, more than 1% of our company’s outstanding share capital, including for these purposes any ADSs or options they may acquire in or at the time of the offering. The business address of each of the members of our Supervisory Board will be Gustav-Heinemann-Ring 212, 81739 Munich, Germany.

Committees of the Supervisory Board
      Our Supervisory Board has established the following committees:

Audit Committee
      Our Supervisory Board has established an Audit Committee, comprising the chairman of the Supervisory Board, who will serve as chairman of the committee, and two other members of the Supervisory Board, of which one is a shareholder representative and the other is an employee representative. The Audit Committee will carry out the functions normally carried out by the audit committee of a U.S. company, among other duties, including:

•	preparing the decisions of the Supervisory Board concerning approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our independent auditors;

•	reviewing the interim financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

•	handling auditor independence issues mandating our auditor to audit our consolidated and unconsolidated annual financial statements (including the determination of the focus of the audit), approving any consulting services by the auditor and supervising the auditor;

•	approving decisions of our Management Board or one of its committees regarding increases of our company’s capital through the issuance of new shares from our authorized or conditional capital, to the extent that we are not either issuing the shares to employees or using them for a share option plan;

•	approving decisions of our Management Board in relation to any investment or disposition if its value exceeds 10% of our total investment budget, in relation to securities, guarantees and loans to third parties outside our group of companies, which exceed 5% of our share capital plus capital reserves on the consolidated balance sheet of our group of companies, and in relation to the Management Board’s finance and investment plans (including the budget) as well as the level of indebtedness;

•	handling risk management issues and supervising the risk management system; and

•	establishing procedures pursuant to which our employees can report to the Audit Committee, on an anonymous and confidential basis, complaints regarding our accounting and auditing practices, and enacting rules pursuant to which such complaints received by us from third parties will be reported to the Audit Committee;

•	discussing any flaws relating to our internal control systems, as reported by the Management Board to the Audit Committee;

•	examination of our bookkeeping, documents and assets;

•	approval of Management Board resolutions on the utilization of the authorization granted by our shareholders to issue convertible bonds, including, in particular, the maximum amount of the issuance and the exclusion of shareholders’ preemptive rights.
      The Audit Committee will also support the Supervisory Board in its exercise of its duty to supervise our business. It may exercise the oversight powers conferred upon the Supervisory Board by German law for this purpose. Decisions of the Audit Committee are subject to the quorum that all of its members are present and require a simple majority.
Technology Committee
      Our Supervisory Board has established a Technology Committee. This committee will advise the Management Board on technology related issues.
Presidential Committee
      Our Supervisory Board has established a Presidential Committee. Among other things, this committee will handle, and will prepare resolutions of the full Supervisory Board on, all matters relating to the relationship between us and the Management Board, including the execution, amendment and termination of the service agreements with the Management Board members, as well as the appointment and removal of Management Board members. In this function, the Presidential Committee will carry out tasks that are normally carried out by compensation committees of U.S. public companies.
Management Board
      Our Articles of Association require our Management Board to have at least two members. Our Supervisory Board may increase the size of the Management Board and appoints its members. Currently, our Management Board consists of three members.
      The Management Board has adopted rules of procedure for the conduct of its affairs and a plan for the assignment of business (Geschäftsverteilungsplan) which have been approved by the Supervisory Board. The Management Board may substantially amend them at any time. The adoption and amendment of these rules require the unanimous vote of the Management Board and the consent of the Supervisory Board. The Supervisory Board may, however, decide to adopt rules of procedure for the Management Board instead.
      The rules of procedure provide that the chairman of the Management Board will be required to notify the chairman of the Supervisory Board of any pending matter that is significant. The chairman of the Supervisory Board will be required, at the next meeting of the Supervisory Board, to notify the other members of the Supervisory Board of such matter, and the Supervisory Board will then be able, on a case-by-case basis, to designate such matter as one requiring Supervisory Board approval.
      In general, our Management Board members are jointly responsible for all management matters and, pursuant to the rules of procedure, will be required to decide jointly on a number of issues, including:

•	preparation of the annual financial statements;

•	calling shareholders meetings;

•	matters for which the consent of the shareholders or of the Supervisory Board must be obtained; and

•	matters involving basic organizational policy, business policy and investment and financial planning questions for our company.
      Notwithstanding the joint responsibility of all Management Board members for management matters, the rules of procedure provide that the Management Board may, with the consent of the Supervisory Board, establish a plan on the internal allocation of responsibilities among the Management Board members.

According to this plan, Mr. Wah Loh is responsible for strategy and business development, personnel strategy, regions, law, communications, technology, innovation and patents, products, product development and production, quality management, IT and procurement. Mr. Seifert is responsible for the areas computing, graphics, consumer and mobile, AENEON, Qimonda Flash GmbH & Co. KG, sales, regional centers and delivery chain and logistics. Mr. Majerus is responsible for planning and controlling, bookkeeping, accounting and reporting, tax, participation management, finance, internal audit and compliance, security (including data protection and environmental matters), investor relations, export control and duties and personnel.
      The rules of procedure provide that the Management Board shall, in general, pass its resolutions by unanimous vote.
      Under German law, the Supervisory Board appoints the members of the Management Board for a maximum term of five years. They may be reappointed or have their terms extended for one or more terms of up to five years each. The Supervisory Board may remove a member of the Management Board prior to expiration of such member’s term for “good cause”, as defined in German law. “Good cause” includes a serious breach of duty or a bona fide vote of no confidence by the shareholders. A member of the Management Board may not deal with, or vote on, matters that relate to proposals, arrangements or contracts between that member and our company.

Management Board Members
      The members of our Management Board, their ages, the year in which their current term expires and their position and principal business activities outside our company, including principal directorships, is as follows:

				Principal business
				activities outside
		Term	Position	company (including
Name	Age	expires	within company	principal directorships)

Kin Wah Loh	51	2011	Chairman of the Management Board

Dr. Michael Majerus	45	2010	Member of the Management Board	Director, Inotera Memories, Inc.; Director, Qimonda Technologies (Suzhou) Co., Ltd.

Thomas Seifert	42	2009	Member of the Management Board	Director, Inotera Memories, Inc.
      Kin Wah Loh has served on Infineon’s Management Board since December 2004, serving from January to July 2005 as the Head of the Communication segment, and, since July 28, 2005, as the Executive Vice President of the Memory Products segment. From 1999 until 2004 he served as President and Managing Director of Infineon Technologies Asia Pacific, Singapore. Mr. Loh began his career at Siemens Components in 1978 as a quality engineer in Malacca, Malaysia, later serving as General Manager (Production) of Siemens Components Singapore between 1993 and 1996. In 1997, he was appointed Managing Director of Siemens Components. He holds an honors degree in chemical engineering and a certified diploma in business administration from the University of Malaysia, Kuala Lumpur.
      Dr. Michael Majerus has served as the Chief Financial Officer of the Memory Products Group of Infineon since December 2000. He has been a member of the Board of Directors of Inotera in Taiwan since its founding. Previously, Dr. Majerus held various positions in finance within the Mannesmann Group, including as the head of controlling and accounting at Mannesmann AG, which he joined in 1989. He holds a diploma in business administration from the University of Cologne, Germany, and a doctorate in economics from the University of Siegen, Germany, where he served as assistant at the Institute of Business Administration and Production.
      Thomas Seifert has served on the Memory Products Group Management Board since 2004. He is also a member of the Board of Directors of Inotera in Taiwan. From 2000 to 2004, Mr. Seifert worked with the

Wireline Communications Business Group, where he served first as Chief Operating Officer and then Chief Executive Officer. From 1996 to 2000, Mr. Seifert led the White Oak Semiconductor plant, Infineon’s joint venture with Motorola in Richmond, Virginia. Starting in 1993, he spent three years working on the manufacturing cooperation with IBM on the Management Board in Essonnes, France. Mr. Seifert joined the Corporate Management Group of Siemens in 1990. Mr. Seifert holds a diploma in business administration from the University of Erlangen, Germany and a masters degree in economics from Wayne State University, Michigan United States.
      These Management Board members have served in their positions since April 15, 2006.
      The current members of our Management Board do not own, directly or indirectly, any of our share capital. We do not expect that the members of our Management Board will, individually or in the aggregate, own, directly or indirectly, more than 1% of our company’s outstanding share capital, including for these purposes any ADSs or options they may acquire in or at the time of the offering. The business address of each of the members of our Management Board is Gustav-Heinemann-Ring 212, 81739 Munich, Germany.
Compensation
      Our Articles of Association provide that the annual compensation for each member of the Supervisory Board will be $50,000. The chairman of the Supervisory Board will receive $150,000 and the deputy chairman, as well as each chairman of a Supervisory Board committee, will receive $100,000, in each case per full financial year. Shareholder representatives on the Supervisory Board affiliated with Infineon have waived their right to receive compensation for as long as Infineon remains a significant shareholder of the Company. Our Articles of Association provide that each member of the Supervisory Board will receive, for each full financial year, 5,000 ADS appreciation rights. These will be granted, and may be exercised, under the same terms and conditions that apply under the stock option plan approved by the shareholders’ meeting that will be in force in the year of the grant of the ADS appreciation rights. See “ — Employee Stock Option and Employee Purchase Programs”. These rights will provide the member the cash benefit of any appreciation in our ADS price during the time the right is held but will not entitle any member to receive ADSs or the underlying shares. That is, upon exercise of such rights, we will pay the member the amount of cash equal to the difference between the grant price and the average ADS price over a several day period before the exercise date. No compensation was paid to the members of our Supervisory Board for the 2005 financial year.
      The members of our Management Board did not receive any compensation or benefits in kind from our company for the 2005 financial year.
      We entered into employment service contracts with each of the members of the Management Board. Pursuant to these contracts, the members of the Management Board are entitled to receive an annual base salary plus a regular annual bonus, the amount of which will depend upon Qimonda’s return on invested capital and the member’s individual performance. We will pay a total of €2,250,000 in base salary to the members of our Management Board each year under these contracts. We may pay between €700,000 and €2,460,000 in total to the members of our Management Board under their service contracts in the form of a yearly bonus dependent on company performance as measured by return on assets (year-end EBIT divided by the sum of equity and committed assets) and the personal performance of each individual member. The yearly bonus for each member may be increased in €20,000 increments for each percentage point return on assets exceeding 12% in any given year. In addition, each member is eligible to receive a discretionary bonus in the event the member achieves additional performance targets established by the Supervisory Board. Under the service contracts, Management Board members are also entitled to receive a fixed annual pension that increases over time depending on the number of years served on the Management Board. We will pay up to a maximum of €750,000 per year in pension to the members of our Management Board. Each of the service contracts expires when the Board member’s term of office is terminated. In the absence of arrangements to the contrary, the contract expires on the member’s 65th birthday.

      None of Infineon, us or our subsidiaries have extended any loans to any member of our Supervisory or Management Boards.
Employee Stock Option and Employee Share Purchase Programs
      Our shareholders have authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives in our group, through September 30, 2009, a total of 6,000,000 non-transferable option rights to receive ordinary shares issued by us. The key features of such stock option plan are as follows:
      The option rights may be allocated as follows: the first group, consisting of the members of our Management Board, may receive a total of up to 1,200,000 option rights. The second group, consisting of the members of the executive boards of our subsidiaries in Germany and abroad, may receive a total of up to 1,000,000 option rights. The third group, consisting of further key executives who will be nominated based on their performance to receive up to a specific number of options based on their job classification, may receive a total of up to 3,800,000 option rights. We expect that, in total, about 6% of our work force will be eligible to participate in the plan. During any fiscal year, not more than 40% of the total option rights allocable to the respective group may be issued to the members of such group. No option rights may be issued to executives of any of our group companies that are listed on a stock exchange and their subsidiaries, if and for as long as such companies maintain their own stock option plans.
      Option rights may be granted within 45 days upon the publication of our results for the preceding fiscal year or within 45 days upon publication of our results for the first or second quarter of a fiscal year, but, in each case, no later than two weeks prior to the end of the respective quarter.
      The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years. The exercise of each option right is subject to the condition that the exchange price of our ADSs on the New York Stock Exchange will, during the exercise period of the respective option right, exceed the index “Philadelphia Semiconductor Sector (SOX)” on at least three consecutive days. In order to determine whether such exceeding has taken place, the SOX and the strike price of the respective option right will be set at 100 at the day on which the option right is granted.
      For as long as our shares are not listed on any organized market with the European Union or the European Economic Area, the strike price will be the average of the opening prices of our ADSs on the New York Stock Exchange on the five trading days prior to the day of the grant (or a fraction thereof, if an ADS does not represent exactly one of our ordinary shares). Otherwise, the strike price will be the average of the opening prices of our shares on the respective organized market on the five trading days prior to the day of the grant.
      The holders of option rights will benefit from certain anti-dilution protection provisions, particularly in the case of certain capital measures performed by us.
      Upon exercise of an option right, the holder will generally receive new ordinary shares to be issued by us. Our Management Board (with approval by the Supervisory Board) will, however, instead be allowed to deliver existing shares or pay a cash compensation to be calculated on the basis of the difference between the strike price and the exchange price of our ADSs or shares on the exercise date.
      The Management Board and, to the extent options to be granted to the Management Board are concerned, the Supervisory Board are entitled to determine further details of the option plan, including, in particular, the inclusion of the new shares granted upon exercise of the option rights into our ADS program.
      We are currently considering whether to adopt an employee share purchase program. If we choose to do so we expect that a program would be adopted after this offering.

ARRANGEMENTS BETWEEN
QIMONDA AND THE INFINEON GROUP
      We have provided in this section a summary description of the contribution agreements between Infineon and us, as well as the key agreements governing our interim and ongoing relationship with Infineon, including, among others, the global services agreement. This description summarizes the material terms of these agreements. You should read the full text of these agreements, which have been attached as exhibits to the registration statement of which this prospectus is a part.
Carve-Out and Control
      We were carved out as a wholly-owned subsidiary of Infineon effective May 1, 2006. Pursuant to the contribution agreements Infineon and we entered into in connection with the carve-out, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its former Memory Products segment to us. The Memory Products operations in Korea and Japan have not yet been contributed and will be held in trust for us by Infineon pending their contribution and transfer. While Infineon’s investment in the Inotera joint venture and Infineon’s investment in the Advanced Mask Technology Center (AMTC) in Dresden have been contributed to us, the legal transfer of these investments is not yet effective. In the case of Inotera, Taiwanese legal restrictions are delaying the legal transfer, while Infineon’s co-venturers have not yet consented to the transfer of the AMTC interest, which consent may not be unreasonably withheld. The assets, liabilities, operations and activities that have not yet been contributed or legally transferred are described in greater detail under “— Arrangements relating to Inotera, Memory Products’ Japanese and Korean Operations and AMTC.”
      The contribution took legal effect as of its registration in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich. In the contribution agreement, however, Infineon had granted us an unrestricted license to use all resources of the transferred business beginning on May 1, 2006. As of that date, Infineon transferred direct or indirect possession to us of all of the assets that are the subject of the contribution.
      We agreed with Infineon that, if the legal transfer of specific assets or other rights is not possible as of the effective date of the contribution, we will position ourselves in relation to each other as if the transfer of these assets or rights had occurred as of that date. We also agreed with Infineon that, if further legal steps are necessary to transfer the assets or other rights, both parties will take the relevant steps without delay. If third party consent is required for the transfer of specific liabilities, or the assignment of specific contracts, offers or permits, Infineon and we agreed to attempt to obtain that consent without delay and position ourselves in relation to each other as if the transfer of these liabilities, or the assignment of these contracts, offers or permits had occurred as of the effective date of the contribution.
      We have entered into arrangements with Infineon with respect to various interim and ongoing relationships between the two groups. Some of these arrangements are covered in the contribution agreement. Others are the subject of separate agreements, the principal of which are described below. The Master Loan agreement we have entered into with Infineon Technologies Holding B.V. is described in detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — Credit Facilities”.
      Upon conclusion of this offering, Infineon will initially remain our largest shareholder, with a direct and indirect shareholding of 81.6%, assuming the underwriters’ over-allotment option is not exercised. Infineon has advised us that it does not anticipate owning a majority of our shares over the long term. The temporary majority ownership by Infineon permits us to use the entire intellectual property umbrella as well as other benefits from contracts between the Infineon group of companies and third parties. Infineon has already begun to re-negotiate or establish intellectual property cross-licensing and other contractual relationships with third parties for our benefit. For as long as Infineon, directly or indirectly, owns a majority of our shares, it will also have the majority of votes in our shareholders’ general meeting and will therefore be in a position to elect all of the shareholder-elected members of our Supervisory Board. The composition of the Supervisory Board as of April 1, 2006, is set forth under “Management — Supervisory Board”.

      All of the agreements relating to our carve-out from Infineon, including those governing our ongoing relationship with Infineon, were and will be concluded in the context of a parent-subsidiary relationship and in the overall context of our carve-out from Infineon. The terms of these agreements may be less favorable to us than had they been negotiated with unaffiliated third parties. See “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon.”

Contribution Agreements

Contribution Agreement between Infineon AG and Qimonda AG
      The contribution agreement between Infineon AG and Qimonda AG contains provisions that:

•	define the assets, liabilities and employees that were transferred to us;

•	govern the intercompany licensing of intellectual property; and

•	delineate the indemnification claims that Infineon will have against us in respect of legal matters and other liabilities and contingencies.
      Pursuant to the contribution agreement, Infineon contributed substantially all of the operations of its Memory Products segment, including the assets that were used exclusively for these operations, to Qimonda AG with economic effect as of May 1, 2006. As consideration, we granted Infineon 132,288,975 of our no-par value ordinary registered shares (Namensaktien). In order to issue the shares to be granted to Infineon, we increased our capital from €50,000 to €264,627,950 on April 25, 2006.
Contributed assets and liabilities
      The individual assets and liabilities contributed to us under the contribution agreement include:

•	fixed assets and current assets attributable to the Memory Products segment (not including trade accounts receivable for products and services provided to third parties and certain related parties, which are netted against trade accounts payable);

•	intellectual property, including patents (as described in more detail in “Our Business — Intellectual Property”), trade marks, know-how, software and other intellectual property;

•	contracts and offers relating exclusively to products and services provided by the Memory Products segment;

•	rights and obligations arising under permits and other legal relationships with governmental entities (including those arising under subsidies), so long as they do not relate to individual persons;

•	liabilities attributable exclusively to the Memory Products segment, including those contained in the carve-out balance sheet, those arising under contracts with third parties and employment relationships (including pension liabilities), contingencies (including those arising in the future on the basis of events that occurred prior to the carve-out date) and other liabilities attributable exclusively to the Memory Products segment and which have arisen by the carve-out date (not including trade accounts payable — see above);

•	risks and liabilities arising out of financings, credit lines, leases and guarantees, which Infineon entered into for the benefit of the Memory Products segment; and

•	ownership in certain equity investments, including in Inotera Memories Inc. (legal transfer is still pending as described below), Infineon Technologies SC 300 GmbH & Co. OHG, Maskhouse Building Administration GmbH & Co. KG, Advanced Mask Technology Center GmbH & Co. KG (legal transfer is still pending) and Hwa-Keng Investment Inc (in the process of being liquidated).
      Infineon did not contribute any real estate to us in the carve-out other than the property held in legal entities that it transferred to us.

Arrangements relating to Inotera, Memory Products’ Japanese and Korean Operations and AMTC
      Infineon’s Memory Products assets in Japan and Korea have not yet been contributed to us. A contribution of our Japanese assets had, for practical reasons, to be preceded by the rollout of new software. The contribution of the Korean assets and employees, which represent an insignificant portion of Qimonda’s total assets and employees, was also postponed for practical reasons. We have entered into an agreement with Infineon on June 27, 2006, pursuant to which Infineon holds these Japanese and Korean assets in trust pending the contribution, which we expect will occur during the three months ending on December 31, 2006. Under a separate agreement between us and Infineon, Infineon’s sales and development personnel in the region act on Qimonda’s behalf.
      The agreement governing our joint venture with Nanya, named Inotera Memories, allows Infineon to transfer its shares of Inotera to us. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO earlier this year. Infineon may only transfer these shares to us gradually over the four years following Inotera’s initial public offering. In the contribution agreement and a separate trust agreement we entered into with Infineon, Infineon agreed to hold title to the shares in trust for us and exercise shareholder rights (including board appointments and voting) at our instructions. Under the agreements, Infineon is obligated to transfer portions of the shares to us as they are released from the lock-ups. We are currently negotiating with the Taiwanese authorities to receive an exemption from the Taiwanese rule that would permit the immediate transfer of the shares to us. See “Our Business — Strategic Alliances and Agreements” for a description of these arrangements.
      In addition, our limited partnership agreement with Advanced Micro Devices (AMD) and Toppan Photomask relating to the Advanced Mask Technology Center (AMTC) in Dresden requires prior written consent from the other partners before Infineon can assign its partnership interest to us. This consent may not be unreasonably withheld, but the interest must be transferred back to Infineon should Infineon cease to be our majority shareholder. Infineon is currently negotiating with AMD and Toppan with the goal of reaching an agreement prior to the offering that would allow us to retain the interest even if Infineon ceases to be our majority shareholder. Infineon’s investment in the AMTC is being held by Infineon for our economic benefit pursuant to the contribution agreement.
      A number of additional contracts with respect to which the economic benefits and obligations had been assigned to Memory Products in the carve-out require third party consent before the benefits and obligations can be assigned. As disclosed above, to the extent these consents are not received, Infineon and we agreed to position ourselves in relation to each other as if assignment of these contracts had occurred as of May 1, 2006.
Employment Matters
      The employment relationships that Infineon had with its Memory Products employees, including all rights and obligations relating to these relationships, were automatically transferred to us to the extent employees did not object to that transfer.
Arrangement concerning the Licensing of Intellectual Property
      In connection with the transfer of intellectual property to us, Infineon and we have entered into certain cross-licensing arrangements, which are described in “Our Business — Intellectual Property”.
Indemnification
      The contribution agreement includes provisions pursuant to which we agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incompleted transactions, continuing obligations, risks, encumbrances and other matters relating to the Memory Products segment that were transferred to us in the carve-out. We also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to our business but that cannot be transferred to us for legal, technical or practical reasons. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims (as described in “Our Business — Legal Matters”) and if a scale-back in production in Module 1 of the Dresden

200mm fab is needed, 50% of any restructuring costs that may be incurred (as described in “— Dresden 200mm Fab”). With the exception of the securities and certain patent infringement and antitrust claims identified in “Our Business — Legal Matters,” for which different arrangements apply as described in that section, we are obligated to indemnify Infineon against any liability arising in connection with the claims described in that section. Finally, the contribution agreement in principle provides for us to indemnify Infineon for 60 percent of any payments to which Infineon may agree in connection with two cases in which negotiations relating to licensing and cross-licensing arrangements were ongoing at the time of the carve-out and which are still ongoing. These payments could be substantial and could remain in effect for lengthy periods. The contribution agreement does not limit the aggregate liability we may incur as a result of our indemnification obligations, nor does it restrict the obligations to a certain time period after the carve-out as long as the events giving rise to them occurred prior to the carve-out.
Costs and taxes; future tax liabilities
      Infineon agreed to bear the costs and taxes in conjunction with entering into the contribution agreement, while expenses incurred on or after May 1, 2006 are divided between Infineon and us. Infineon has agreed to bear all tax liabilities arising in the future that relate to Memory Products businesses that were previously part of legal entities that remain with Infineon for periods prior to the carve-out.

Contribution Agreement between Infineon Technologies Holding B.V. and Qimonda AG
      Prior to our carve-out, Infineon Technologies Holding B.V. held the entire share capital of Qimonda Holding B.V., an entity recently established to hold Infineon’s equity in foreign companies that form part of the Memory Products business. Pursuant to a separate contribution agreement we entered into with Infineon Technologies Holding B.V., all shares in Qimonda Holding B.V. were contributed to us as of May 1, 2006. In return for this contribution, we granted Infineon Technologies Holding B.V. 167,686,025 of our no-par value ordinary registered shares. To issue these shares, we had previously increased our share capital from €264,627,950 to €600,000,000. Shares that were not either granted to Infineon or Infineon Technologies Holding B.V. in connection with the carve-out are reflected in our capital reserves. The contribution by Infineon Technologies Holding B.V. took legal effect as of its registration in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich.
      On July 17, 2006, Infineon Technologies Holding B.V. transferred its Qimonda shares, representing approximately 55.9% of our total share capital, to its wholly-owned subsidiary Infineon Technologies Investment B.V., a private limited liability company under Dutch law. In return, Infineon Technologies Investment B.V. issued 50 of its shares with a nominal value of €1,000 each to Infineon Technologies Holding B.V.

Dresden 200mm Fab
      The current production capacity for memory products of Infineon’s Dresden 200mm fab is approximately 7,500 wafer starts per week, of which approximately 1,500 wafer starts per week relate to flash memory products. Infineon and we entered into an agreement for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, Infineon has agreed to manufacture certain specified semiconductor memory products at the Dresden 200mm fab, using our manufacturing technologies and masks, and to sell them to us at prices specified in the agreement. We are required under this agreement to pay for idle costs resulting from our purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. We are obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for us under this agreement. In addition, we will have to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. The agreement terminates on September 30, 2007 unless extended by a written mutual agreement between Infineon and us.
      We expect to enter into negotiations with Infineon on the possibility that we would, effective October 1, 2007, acquire one of the two modules of the 200mm manufacturing facility at Dresden. These negotiations would address the terms and timing of any such acquisition. If the parties do not reach agreement on this acquisition, Infineon and we have already agreed in principle that we will share any potential restructuring costs arising in connection with this module equally. Restructuring costs may include severance payments, costs relating to lower levels of production in module 1 and higher production costs in module 2. If ownership of the module is in fact transferred to us, we expect that this will result in an increase in our operating expenses.
Ongoing Services Relationships
      Prior to our carve-out, most of the administrative, financial, risk management, information technology and other services that we required were provided centrally by Infineon. The Infineon Group will continue to provide many of these services under services agreements described below. The terms of these agreements may be less favorable to us than they might have been had they been negotiated with unaffiliated third parties.

General Support Services

Framework Agreement on Standard Support Services
      In connection with our carve-out, we entered into a Global Service Agreement (the “GSA”) with Infineon, which took effect as of our carve-out date and which serves as the framework under which we have entered into individual standard service agreements, the most important of which are listed below. Under these agreements, the Infineon Group and we intend to provide standard support services to one another. Certain services in the areas of manufacturing, product supply and distribution, licensing, research and development, accounting and information technology support, as well as comprehensive services provided to us by the Infineon Group in specified countries, including Japan, have been or will be covered under separate agreements.
      Under the GSA, the service recipient agrees to pay the service provider a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year. Unless otherwise agreed in individual service level agreements, the service provider may choose to provide the services itself or through an affiliated or unaffiliated subcontractor. If the service provider chooses to subcontract to a non-affiliate services it had previously provided itself, the service recipient must agree to the subcontractor and the terms of the subcontract. If this agreement cannot be reached, the service level agreement may be terminated with 90 days prior notice. Under the GSA, each service provider must perform services using the level of care that it customarily applies in its own matters of a similar nature. Damages under this agreement are payable only if caused by grossly negligent or malicious behavior and, in the case of grossly negligent behavior, are subject to an annual cap represented by the total payments received by the service provider under the relevant standard service agreement in the relevant calendar year. The GSA allows either party to an individual standard service agreement to terminate that agreement upon 90 days written notice, unless otherwise agreed in the individual agreement or in a subcontract between the service provider and a subcontractor, or upon 30 days written notice in case of default of the other party. The GSA will terminate once all standard service agreements concluded under the GSA have expired or been terminated. We generally expect the standard service agreements to terminate by the end of the 2007 financial year.

General Support Services
      The general support services that Infineon has agreed to provide under the umbrella of the GSA, and with respect to which Infineon and we have entered into individual standard service agreements include:

•	sales support in various countries, most significantly France, Hong Kong, Ireland, Japan, Korea, Switzerland, United Kingdom and the United States;

•	logistics services, including call center services in Europe, logistics support services in the Asia-Pacific region and freight forwarding services in the United States;

•	purchasing services at locations and/or with respect to areas of expertise where we do not have sufficient purchasing resources;

•	human resources services, including recruiting, compensation and benefits, payroll, site health care and training;

•	facility management, including office and manufacturing space leasing, security, storage and transportation management;

•	patent support, including patent administration, external support and reverse engineering;

•	finance, accounting and treasury support, including risk management and back-office support, for as long as we have not reached full staffing levels in this area;

•	legal services;

•	strategy services, including support relating to market research; and

•	certain other services in which our staff still needs to develop expertise.
      In addition we agreed to provide Infineon with purchasing services in locations where Infineon does not have sufficient purchasing power, as well as with finance and treasury, tax, human resources and communications services under the GSA.

Other Services
  Framework Agreements on Information Technology Services
      We entered into two master information technology agreements with Infineon effective May 1, 2006.
      Under the master information technology cost sharing agreement, Infineon and we agreed to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agreed to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. The parties’ respective shares of the variable costs are subject to adjustment on an annual basis in accordance with the agreement. Any material or related intellectual property rights created by the parties in the course of the performance of the agreement will be jointly owned by each party, unless otherwise agreed to by the parties. Either party may terminate any individual shared service upon 90 days written notice, unless otherwise agreed in a subcontract between the service provider and a subcontractor. Any ramp down costs will be shared by the parties. The agreement will terminate once all shared services provided under the agreement have expired or been terminated; neither party can terminate a shared service for convenience prior to September 30, 2007.
      Under the master information technology service agreement, Infineon and we agreed to provide information technology services to one another. The scope of the services (generally including the designing, building, module testing, documenting, deployment and rollout of IT projects), fees payable for the services and other service-specific provisions will be contained in individual “statements of work” entered into between the Infineon and Qimonda entities providing and receiving the respective services. In general, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year. The agreement grants either party termination rights upon 90 days written notice, unless otherwise agreed in the individual statements of work or in a subcontract between the service provider and a subcontractor, or upon 30 days written notice in case of default of the other party. Costs associated with an early termination by the service recipient will be borne by the service recipient. The master information technology service agreement will terminate once all statements of work concluded under the agreement have expired or been terminated. We generally expect the statements of work to terminate by the end of the 2007 financial year.
      Both agreements specify that, unless otherwise agreed in individual statements of work, the service provider may choose to provide the services itself or through an affiliated or unaffiliated subcontractor. If the service provider chooses to subcontract to a non-affiliate services it had previously provided itself, the service recipient must agree to the subcontractor and the terms of the subcontract. If this agreement cannot be reached, the relevant services may be terminated with 90 days prior notice. If a party chooses to terminate any individual shared service or statement of work under either agreement, it is obligated to enter into a termination assistance agreement with the other party, the purpose of which is to secure the operational stability of the service during the wind down phase. Under both master agreements, each service provider must perform services using the level of care that it customarily applies in its own matters of a similar nature. Damages under both agreements are excluded to the extent legally permissible.

Framework Agreement on Research and Development Services
      We have negotiated a global research and development services agreement with Infineon, which provides a framework surrounding the provision of research and development services between Infineon on one hand and Qimonda AG and its subsidiaries on the other hand. The service recipient agrees to pay the service provider a fee based on actual or estimated total costs incurred (where total costs include depreciation on equipment and tools as well as the cost of materials) plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year. The agreement grants either party termination rights upon 90 days notice, unless otherwise agreed in a subcontract between the service provider and a subcontractor.
      Under the Global Research and Development Services Agreement, the deliverables to be developed by the service provider are owned by the recipient of the deliverables, except as concerns background intellectual property rights of the provider. The recipient grants the provider a non-exclusive, perpetual license to use the deliverables and the relating intellectual property rights in its respective field of business. Expenses incurred in research and development in connection with employee inventions are to be paid by the recipient of the invention.

Special Services
      In addition to the general services scheduled to be provided under the GSA, the information technology services agreements and the research and development services agreement and the services provided under the agreement for the production of wafers in the Dresden 200mm fab, Infineon intends to provide to us special services, including manufacturing services for the supply of advanced module buffers for use in our modules.
      Any other services not covered under the above agreements will be provided as mutually agreed on a case-by-case basis.
RELATED PARTY TRANSACTIONS
      We have entered into various short-term borrowing arrangements with Infineon. As of September 30, 2005, the largest amount outstanding under these arrangements during the years ended September 30, 2004 and 2005 was €524 million as determined on a pro-forma basis for these periods only. As of June 30, 2006, our indebtedness to Infineon amounted to $565 million, which bears interest at a weighted average rate of 5.9384%. The indebtedness is unsecured and matures at various dates over the next twelve months. We use these funds for our general investing purposes and for financing our operations.
      We sometimes extend travel and moving expenses and other types of advances to our employees. As a matter of policy, such advances are not provided to the members of our supervisory board and management board. See Notes 14 and 27 to the combined financial statements as of and for the years ended September 30, 2004 and 2005 and Note 16 to the unaudited combined financial statements as of and for the six months ended March 31, 2005 and 2006, each included elsewhere in this prospectus.
      A member of our Supervisory Board, Mr. Fischl, is a member of Infineon’s Management Board and another member of our Supervisory Board, Mr. von Eickstedt is Infineon’s general counsel. See “Management — Supervisory Board — Supervisory Board Members.” Two members of our Management Board, Dr. Majerus and Mr. Seifert, are members of the Board of Directors of Inotera Memories, our joint venture with Nanya. Additionally, Dr. Majerus is a director of Infineon Technologies Suzhou Co., Ltd., our manufacturing joint venture with CSVC. See “Our Business — Strategic Alliances and Agreements” for a discussion of our relationship with Nanya, Inotera and CSVC.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table shows the current beneficial ownership of our company’s share capital by (1) our existing shareholders and (2) the members of our Supervisory and Management Boards as a group. It also shows how many ADSs they will own after the offering is completed. This table assumes no exercise of the underwriters’ over-allotment option. We are not directly or indirectly owned or controlled by any foreign government.

			Number of
			ADSs to be	Shares and ADSs owned
	Shares and ADSs owned		sold in	after
	prior to the offering		the offering	the offering

	Number	Percent	Number	Percent	Number

Infineon Technologies Investment B.V.(1)	167,686,025	55.9	—	49.0	167,686,025
Infineon Technologies AG	132,313,975	44.1	21,000,000	32.5	111,313,975
All the members of our Supervisory and Management Boards as a group (six persons before the offering, nine persons after the offering)	0	0		0	0

(1)	On July 17, 2006, Infineon Technologies Holding B.V., a wholly-owned subsidiary of Infineon Technologies AG, transferred its Qimonda shares, representing approximately 55.9% of our total share capital, to its wholly-owned subsidiary Infineon Technologies Investment B.V., a private limited liability company under Dutch law. In return, Infineon Technologies Investment B.V. issued 50 of its shares with a nominal value of €1,000 each to Infineon Technologies Holding B.V. See “Arrangements between Qimonda and the Infineon Group.” Infineon Technologies Investment B.V. has its principal executive offices at Westblaak 32, NL-3012 KM Rotterdam, The Netherlands.
      If the underwriters exercise their over-allotment option in full, Infineon will directly or indirectly own 78.8% of the outstanding shares in our company after this offering is completed. The major shareholders appearing in the table above do not have different voting rights from any of our other shareholders.
      Under German law, for so long as Infineon holds more than 25% of the shares in our company, it will be in a position to block shareholder action on a variety of matters, such as:

•	a resolution not to give effect to existing shareholders’ preemptive rights in a capital increase;

•	any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets;

•	a change in the corporate form or business purpose of the company; or

•	the dissolution of our company.

ARTICLES OF ASSOCIATION
      This section summarizes the material rights of holders of the shares of our company under German law and the material provisions of our Articles of Association. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association will be publicly available from the Commercial Register in Munich, and an English translation is included as an exhibit to this registration statement.
Share Capital
      Without giving effect to this offering, the issued share capital of our company consists of €600 million divided into 300 million individual registered shares. The individual shares do not have a par value but they do have a notional value that can be determined by dividing the share capital amount by the number of shares.
      On July 27, 2006, our shareholders resolved to increase our share capital by €84 million against cash contributions through the issuance of 42,00,000 no-par value ordinary registered shares. The capital increase will become effective upon subscription of the new shares, payment of the subscription amounts and registration with the commercial register, which we expect to take place on August 8, 2006. Shareholders’ preemptive rights are excluded.
      Registrar Services GmbH, the transfer agent and registrar of our company in Germany, will register record holders of shares in the share register on our behalf pursuant to a transfer agency agreement. The transfer agent will also maintain the register of our shareholders.
Authorized Capital
      Under the German Stock Corporation Act, a stock corporation’s shareholders can authorize the Management Board to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital at the time the resolution becomes effective. The shareholders’ authorization may extend for a period of no more than five years after registration of the capital increase in the commercial register (Handelsregister).
      On July 14, 2006, our shareholders resolved to amend our Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent. The Management Board may use this authorization until July 13, 2011 to increase the share capital by up to €30 million through the issuance, in one or more tranches, of new ordinary registered shares with no par value against cash contributions for the purpose of issuing shares to our and our subsidiaries’ employees. Thereby, shareholders’ preemptive rights are excluded.
      This authorization will become effective upon registration with the commercial register.
      In addition on July 27, 2006, our shareholders resolved to amend the Articles of Association of our company to authorize the Management Board to increase the share capital with the Supervisory Board’s consent against contributions in cash or in kind. The Management Board may use these authorizations until July 26, 2011 to issue new shares in one or more tranches for any legal purpose:

•	in an aggregate amount of up to €239.4 million in which case existing shareholders have pre-emptive rights, which may be excluded in the following circumstances:

(i)	to the extent that new shares must be granted to holders of subscription warrants or convertible bonds that we have issued, in accordance with the terms of issuance of such warrants or convertible bonds;

(ii)	if (1) the new shares represent 10% or less of the existing share capital when the authorized capital or issuance of the new shares is registered and (2) the issue price of the new shares is not considerably less than the stock exchange price of the shares in our company; or

(iii)	to the extent necessary to avoid balancing out fractional residual amounts;
      In the case of a capital increase against contributions in kind, the Management Board may exclude the shareholders’ preemptive rights with the consent of the Supervisory Board.

Conditional Capital
      Under the German Stock Corporation Act, a stock corporation’s shareholders can authorize conditional capital of up to 50% of the issued share capital at the time of the resolution. During our extraordinary shareholders’ meeting on July 14, 2006, our shareholders passed the following resolutions with regard to conditional capital:
      First, our share capital is conditionally increased by up to €12 million through the issuance of up to 6 million ordinary registered shares with no par value in connection with the employee stock option and share purchase plans described above under “Management — Employee Stock Option and Employee Share Purchase Programs.”
      Second, our share capital is conditionally increased by up to €240.1 million through the issuance of up to 120.05 million ordinary registered shares with no par value. This conditional capital may only be used in connection with an issuance of a convertible bond, which our shareholders authorized by resolution of July 14, 2006.
      Such resolutions on conditional capital have become effective.
Preemptive Rights
      Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for new shares to be issued by that corporation in proportion to the number of shares he holds in the corporation’s existing share capital. These rights do not apply to shares issued out of conditional capital. Preemptive rights also apply to securities that may be converted into shares, securities with warrants, profit-sharing certificates and securities with dividend rights. The German Stock Corporation Act only allows the exclusion of this preferential right in limited circumstances. At least three quarters of the share capital represented at the relevant shareholders’ meeting must vote for exclusion. In addition to approval by the shareholders, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders’ interest in their preemptive rights.
Shareholders’ Meetings and Voting Rights
      A general meeting of the shareholders of our company may be called by the Management Board or, under certain circumstances, by the Supervisory Board. Shareholders holding in the aggregate at least 5% of our issued share capital may also require the Management Board to call a meeting. The annual general meeting must take place within the first eight months of the financial year. The Management Board calls this meeting upon the receipt of the Supervisory Board’s report on the annual financial statements.
      Under German law and the Articles of Association of our company, our company must publish invitations to shareholders’ meetings in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) at least thirty days before the last day on which the shareholders must notify our company that they intend to attend the meeting (not counting the date of publication and the last day of notification).
      A shareholder or group of shareholders holding a minimum of either 5% of the share capital of our company or shares representing at least €500,000 of its registered capital may require that additional items be put on the agenda of our shareholders’ general meeting.
      Shareholders who are registered in the share register may participate in and vote at the shareholders’ general meeting. A notice by a shareholder of his intention to attend a shareholders’ general meeting must be given to our company at least six days (or a shorter period, if so determined by management) before the meeting, not counting the day of notice and the day of the meeting. In certain cases, a shareholder can be prevented from exercising his voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder.
      Each share carries one vote at general meetings of the shareholders. Resolutions are generally passed with a simple majority of the votes cast. Resolutions that require a capital majority are passed with a simple majority of the issued capital, unless statutory law or the Articles of Association of our company require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a majority of at least 75% of the share capital represented in connection with the vote taken on that resolution.

The majority required for some of these resolutions may be lowered by the Articles of Association. The shareholders of our company have lowered the majority requirements to the extent permitted by law.
      Although our company must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the German Stock Corporation Act nor the Articles of Association of our company fixes a minimum quorum requirement. This means that holders of a minority of our shares could control the outcome of resolutions not requiring a specified majority of the outstanding share capital of our company.
      According to the Articles of Association of our company, a resolution that amends the Articles of Association must be passed by at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered. However, resolutions to amend the business purpose stated in the Articles of Association of our company also require a majority of at least three-quarters of the share capital represented at the meeting. The 75% majority requirement also applies to the following matters:

•	the exclusion of preemptive rights in a capital increase;

•	capital decreases;

•	the creation of authorized capital or conditional capital;

•	dissolution;

•	a merger (Verschmelzung) with another company or another corporate transformation;

•	a transfer of all or virtually all of the assets of our company; and

•	the conclusion of any direct control, profit and loss pooling or similar intercompany agreements.
Dividend Rights
      Shareholders participate in profit distributions in proportion to the number of shares they hold.
      Under German law, our company may declare and pay dividends only from balance sheet profits as they are shown in our company’s unconsolidated annual financial statements prepared in accordance with applicable German law. In determining the distributable balance sheet profits, the Management Board and the Supervisory Board may allocate to profit reserves up to one half of the annual surplus remaining after allocations to statutory reserves and losses carried forward. Under certain circumstances all or part of the remaining half of the annual surplus may also be allocated to the statutory reserves.
      The shareholders, in determining the distribution of profits, may allocate additional amounts to profit reserves and may carry forward profits in part or in full.
      Dividends approved at a shareholders’ general meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ general meeting. If you hold in a clearing system shares that are entitled to dividends, the dividends will be paid according to that clearing system’s rules. We will publish notice of dividends paid and the paying agent or agents that we have appointed in the German Federal Gazette.
Liquidation Rights
      In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings.
Repurchase of Our Own Shares
      We may not acquire our own shares unless authorized by the shareholders’ general meeting or in other very limited circumstances set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than 18 months. The rules in the German Stock Corporation Act generally limit repurchases to 10% of our share capital and resales must be made either on a stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. On July 27, 2006, our shareholders granted us such an authorization.

Corporate Purpose of Our Company
      The corporate purpose of our company, described in section 2 of the Articles of Association, is direct or indirect activity in the field of research, development, manufacture and marketing of electronic components, electronic systems and software, as well as the performance of related services.
Registration of the Company with Commercial Register
      Our company was entered into the commercial register of Munich, Germany, as a stock corporation on May 25, 2004 under the number HRB 152545.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the New York Stock Exchange, we cannot assure you that a regular trading market will develop for the ADSs. Sales of substantial numbers of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Furthermore, since no shares or ADSs will be available for sale from our principal shareholders shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ADSs in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
      Upon completion of this offering, our company will have outstanding an aggregate of 342,000,000 shares. Of these shares, all of the shares sold in this offering in the form of ADSs will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933 except for shares or ADSs that are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.
Lock-up Agreements
      We, and our shareholders, Infineon and Infineon Technologies Investment B.V., have agreed that, subject to several exceptions, for a period of 190 days from the date of this prospectus, we and they will not, without the prior written consent of each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities, Inc., dispose of or hedge any of our shares or ADSs or securities which are convertible or exchangeable into these securities. Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities, Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares or ADSs may include the length of time before the lock-up expires, the number of shares or ADSs involved, the reason for the requested release, market conditions, the trading price of our ADSs and historical trading volumes of our ADSs.
Rule 144
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares (or ADSs, evidencing shares) that does not exceed the greater of:

•	1% of the number of our shares then outstanding, or approximately 3,420,000 shares; or

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company.
Rule 144(k)
      Under Rule 144(k) under the Securities Act, a person who is not deemed to have been one of our “affiliates” at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate”, may sell shares or ADSs representing shares without regard to the manner of sale, public information, volume limitations or notice provisions of Rule 144.
Regulation S
      Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares, including shares held by Infineon, may be sold in some other manner outside the United States without requiring registration in the United States.
Rule 701
      In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS
      Germany does not currently restrict the movement of capital between Germany and other countries except for a strict prohibition of investments in Burma, which has been established by European Union regulation.
      For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.
      Neither German law nor our Articles of Association restricts the right of non-resident or foreign owners of shares to hold or vote the shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
      Citibank, N.A., as depositary, will issue the ADSs in the offering. Each ADS will represent an ownership interest in one ordinary share which we will deposit with the custodian under a deposit agreement among ourselves, the depositary and each ADS owner from time to time. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but not distributed by it directly to you. Your ADSs may be evidenced by what are known as American depositary receipts, or ADRs. An ADR may be issued in either book-entry or certificated form by the depositary. If an ADR is issued in book-entry form, you will receive periodic statements from the depositary showing your ownership interest in ADSs. In this section, references to “ADSs” include the certificates and/or statements that the registered holders of ADSs will receive which reflect ownership of ADSs.
      The depositary’s office is located at 388 Greenwich Street, New York, New York 10013.
      The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank AG, Frankfurt, located at Neue Mainzer Strasse 75, 60311 Frankfurt am Main, Germany. You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. The description below assumes you hold your ADSs directly. If you hold the ADSs through your broker’s or financial institution’s nominee, you must rely on the procedures of such broker or financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are generally governed by New York law.
      The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR, which contains the terms of your ADSs. In addition please note that sentences in italics are not part of the deposit agreement and are provided for your information only. You can read a copy of the deposit agreement filed as an exhibit to the registration statement of which this prospectus forms a part at the SEC’s website at www.sec.gov. You may also copy the deposit agreement, a copy of which is available at the SEC’s Public Reference Room at 100F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 942-8090.
      Certain actions that the depositary may undertake, such as paying dividends and carrying out voting instructions, are subject to legal and practical considerations. The primary legal considerations are the limitations of the U.S. federal and state securities laws, such as the Securities Act registration requirements applicable to rights offers, elective dividends and spin-offs and the Exchange Act filing and registration requirements in respect of tender offers and exchange offers. The primary practical considerations include the rules and regulations, and the practices and conventions, of The Depository Trust Company and of the New York Stock Exchange (such as trading and settlement conventions) and ownership of ADSs through intermediaries such as brokers and custodians (which may give rise to delays in the distribution of materials and collection of return instructions, and often limits the ability to identify the beneficial owners of the ADSs).
      Under the deposit agreement, we will reimburse a portion of the depositary’s expenses and will pay a yearly fee to the depositary. These fees are not refundable to us.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?
      The depositary, subject to practical and legal considerations, has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting expenses. You will receive these distributions in proportion to the number of underlying shares your ADSs represent pursuant, in all cases, to the terms of the deposit agreement.
      We may make various types of distributions with respect to our securities. Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash. The depositary will convert cash distributions resulting from a cash dividend or other cash distribution from foreign currency to U.S. dollars as promptly as practicable if this is permissible and can be done on a practicable basis. The depositary will promptly distribute such cash and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other expenses, governmental charges and adjustments. If the exchange rates fluctuate during a time when the depositary cannot convert the currency, you may lose some or all of the value of the distribution.

Shares. In the case of a distribution in shares, the depositary will either distribute to you new ADSs representing the shares deposited in connection with the distribution or modify the ADS-to-shares ratio, as necessary. Only whole ADSs will be issued. Any shares that would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled thereto.

Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute such rights to you. If we provide satisfactory documentation that the depositary may lawfully distribute such rights, the depositary will establish procedures to distribute such rights to you. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable, and distribute the net proceeds as cash; or

•	if the depositary is unable to sell the rights, allow such rights to lapse, whereupon ADS holders will receive nothing.
      We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders. If we do not choose to file a registration statement, the Securities Act will restrict the sale, deposit, cancellation and transfer of ADRs issued upon the exercise of rights.

Elective Distributions
      Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
      The depositary will make the election available to you only if it is lawful and reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
      If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Germany would receive upon failing to make an election, as more fully described in the deposit agreement.

      Other Distributions. In the case of a distribution of property other than that described above we will give timely notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute such property to you. If we provide satisfactory documentation, the depositary may either:

•	distribute such securities in any manner it deems practicable; or

•	sell such securities and distribute any net proceeds in the same way it distributes cash.
      Fractional cents will be withheld without liability for interest and added to future cash distributions.
      There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, or shares or other securities at a specified price, or that any such transactions can be completed within a specified time period.

Redemption
      Whenever we decide to redeem any of the securities on deposit with the custodian, we will timely notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to you.
      The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Deposit, Withdrawal and Cancellation

How Does the Depositary Issue ADSs?
      The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian, along with any other documents required by the depositary. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters to deposit such shares.
      Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares, including those being deposited by us or on our behalf in connection with this offering for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and such additional items are referred to as “deposited securities”.
      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary, the depositary will issue ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary’s office. At your risk, expense and request, the depositary may deliver certificated ADRs at such other place as you may request. If ADRs are in book-entry form, a statement setting forth such ownership interest will be delivered to holders by the depositary. An ADS holder can always request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How Do ADS Holders Cancel an ADS and Obtain Deposited Securities?
      When you deliver your ADS at the depositary’s office and upon (a) surrender of the ADS, if, applicable, (b) payment of certain applicable fees, charges and taxes, and (c) in the case of ADSs held through the depositary’s direct registration system, appropriate instructions, the depositary will deliver the underlying shares to an account that the holder specifies.
      The withdrawal of the shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
      You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights

How Do I Vote?
      If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights of the shares that underlie your ADSs. After receiving voting materials from us, the depositary will notify all ADS holders of any shareholders’ meeting or solicitation of consents or proxies. This notice will describe how you may instruct the depositary to exercise the voting rights that underlie your ADSs. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Please note that the ability to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit.
      Because there is no guarantee that you will receive voting materials in time to instruct the depositary to vote, it is possible that you, or persons who hold the ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
      If we appoint a proxy bank in accordance with the German Stock Corporation Act, we will give notice to the depositary, who will notify the ADS holders. If you are an ADS holder and do not provide voting instructions in a timely fashion to the Depositary in the manner specified by the depositary, you will be deemed to have instructed the depositary to vote the securities represented by your ADSs in accordance with the recommendations of the proxy bank, in accordance with the German Stock Corporation Act.
Record Dates
      The depositary will fix record dates for the determination of the ADR holders who will be entitled:

•	to receive any distribution; or

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities, all subject to the provisions of the deposit agreement.

Reports and Other Communications

Where will I be able to view reports from Qimonda?
      The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian, the depositary or their nominees as a holder of deposited securities and made generally available to the holders of deposited securities. These communications will be furnished by us in English when so required by any rules or regulations of the Securities and Exchange Commission.
Fees and Expenses

What fees and expenses will I be responsible for paying?
      The depositary will charge ADR holders a fee for issuance and cancellation of ADSs, including issuances resulting from distribution of shares, rights, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. ADR holders or persons depositing shares may also be charged the following expenses:

•	stock transfer or other taxes and other governmental charges;

•	cable, telex, and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.
      The depositary will charge these fees on a transaction by transaction basis through the holders of the ADRs and may elect to process transactions only on receipt of these fees. In addition, the depositary may collect fees and expenses by billing the holders of ADSs for these charges or by deducting them from cash dividends or other cash distributions we distribute to holders of our ADSs. These fees will not be paid to the issuer.
      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time. The depositary has not agreed to make any payments to us in connection with the deposit agreement.
Payment of Taxes
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may refuse to effect any registration or any withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such tax or charge and distribute any remaining net proceeds to the ADR holders entitled thereto.
Reclassifications, Recapitalizations and Mergers
      If we take certain actions that affect the deposited securities, including (a) any change in nominal value, split-up, consolidation or other reclassification of deposited securities, (b) any dividend or free distribution on deposited securities consisting of shares or any other distribution other than of cash or rights to obtain shares, and (c) any recapitalization, reorganization, merger, liquidation, or similar corporate event or sale of all or substantially all our assets, then any of the cash or securities the depositary receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property, the depositary may, if we so request:

•	distribute any part of the cash or securities so received;

•	execute and deliver ADSs; or

•	call for the surrender of outstanding ADSs in exchange for new ADSs.
Amendment and Termination

How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the ADSs at any time without your consent for any reason. ADS holders must be given at least 30 days’ prior notice of any amendment that imposes or increases any fees or charges or otherwise prejudices any substantial existing right of ADS holders. However, imposition or increase under law or foreign exchange control regulations and taxes or other governmental charges specifically payable by ADS holders does not require 30 days’ notice of amendment of the deposit agreement. If an ADS holder continues to hold ADSs after being so notified, such ADS holder is deemed to agree to such amendment. An amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.
      No amendment will impair your right to surrender your ADSs and receive the underlying securities. If a governmental body adopts new laws or rules that require the deposit agreement or ADSs to be amended, we and the depositary may make the necessary amendments, which could take effect before you receive notice thereof.

How may the deposit agreement be terminated?
      The depositary may terminate the deposit agreement by giving the ADR holders at least 60 days’ prior notice at our request. The depositary may also terminate the deposit agreement if 60 days shall have expired after the depositary has given us a written resignation and we have not named a successor depositary under the deposit agreement or we have delivered to the depositary a written notice of removal. In either case, the depositary must give notice to you at least 30 days before the date of termination. After termination, the depositary will (a) deliver deposited securities to ADR holders who surrender their ADRs, and (b) receive and hold or sell distributions received on deposited securities. At any time after the termination, the depositary may sell the deposited securities that remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.
Limitations on Obligations and Liability to ADR Holders

Limits on Qimonda’s obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
      The deposit agreement expressly limits the obligations and liability of the depositary, us and our respective agents. Neither we nor the depositary will be liable:

•	if we or they are prevented or delayed by, or subject to any civil or criminal penalty in performing, any obligation by law, regulation, the provisions of or governing the deposited securities, or acts of God, war or other circumstances beyond our or their control;

•	for exercising or failing to exercise discretion under the deposit agreement;

•	for the action or failure to act by the proxy bank

•	if we or they perform our or their obligations without negligence or bad faith; or

•	for any action based on advice or information from legal counsel, accountants, a person presenting shares for deposit, any holder, or other person believed in good faith to be competent to give such advice.
      Neither the depositary nor its agents has any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADSs.
      The depositary will not be responsible for failing to carry out instructions to vote the ADSs or for the manner in which ADSs are voted or the effect of the vote.
      The depositary, its affiliates and their agents, on their own behalf, may own and deal in any class of our securities or securities of our affiliates and in ADSs.
Requirements for Depositary Actions
      We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs; or

•	deliver distributions on any ADRs;
      unless the deposit agreement provides otherwise, until the following conditions have been met:

•	the holder has paid all stock transfer or other taxes, governmental charges, and registration fees charged by third parties for the transfer of any deposited securities;

•	the holder has provided the depositary with any information the depositary may deem necessary and consistent with the deposit agreement, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.
      The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities unless the deposit agreement provides otherwise, if the register for ADRs or any deposited securities is closed or if the depositary or we decide any such action is advisable.
      By holding an ADR or an ADS, you will be agreeing to comply with all applicable provisions of German law, the rules and requirements of any stock exchange on which the shares are, or will be registered, traded or listed, our corporate documents regarding the notification of change in your interest in shares, and if applicable, with Sections 21 and 22 of the German Securities Trading Act (Wertpapierhandelsgesetz) and also if applicable, with Section 20 of the German Stock Corporation Act (Aktiengesetz), or any substitute or supplemental provision of German law that may be brought into force from time to time. By holding your ADS(s), you acknowledge that, at the date of the deposit agreement, the statutory notification obligations of the German Stock Corporation Act (Aktiengesetz) apply to any enterprise that, either directly or by way of imputation pursuant to the provisions of Section 20(2) or Section 16(4) of the German Stock Corporation Act (Aktiengesetz), owns more than 25% of the shares of, or 50% of the shares or voting rights in, our company or, after having exceeded either of these thresholds, no longer owns such percentage. Further, you also acknowledge that, in the event the statutory notification obligations of the German Securities Trading Act (Wertpapierhandelsgesetz) become applicable, at the date of the deposit agreement, such notification obligations apply to anyone whose holding, either directly or by way of imputation pursuant to the provisions of Section 22 of the German Securities Trading Act (Wertpapierhandelsgesetz), of voting rights in our company reaches or exceeds 5%, 10%, 25%, 50% or 75% or, after having reached or exceeded any such threshold, falls below that threshold.

      By holding an ADR or an ADS you:

•	will be deemed to acknowledge that failure to provide on a timely basis any required notification of a change in interest in shares may result in withholding of certain rights, including voting and dividend rights, in respect of the shares in which you have an interest; and

•	agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the depositary in compliance with any instructions from us in respect thereof.
Pre-Release of ADSs
      The depositary may in certain circumstances issue ADSs prior to the deposit with the custodian of shares or rights to receive shares. This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The deposit agreement limits the aggregate size of pre-releases and imposes a number of conditions on such transactions (i.e. the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from pre-releases.
The Depositary

Who is the depositary?
      Citibank, N.A. is a national bank organized and existing under the laws of the United States of America.
Appointment by Holders
      Under the deposit agreement, you, and anyone else holding an interest in an ADS, will be deemed to be bound by the deposit agreement and the terms of the ADSs, and to give the depository a power of attorney to:

•	act on your behalf and take all actions contemplated in the deposit agreement and the ADSs;

•	adopt the procedures necessary to comply with applicable law; and

•	to take other actions the depositary deems necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADS.

MARKET INFORMATION
      Prior to the offering, there has been no public market for our shares or ADSs. We intend to apply to have the ADSs approved for listing on the New York Stock Exchange. We cannot be certain at this time that this application will be approved.
      The principal trading market for our company’s ADSs, each representing one share is expected to be the New York Stock Exchange, where we expect our ADSs to trade under the symbol QI. All of our company’s shares are in registered form. The depositary for the ADSs will be Citibank, N.A. We do not currently intend to list our shares or ADSs on any stock exchange outside the United States.

TAXATION
German Taxation
      The following is a summary discussion of the material German tax consequences for holders of ADSs who are not resident in Germany for income tax purposes and who do not hold ADSs as business assets of a permanent establishment or fixed base in Germany (“Non-German Shareholders”). The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to invest in or hold our ADSs. The discussion is based on the tax laws of Germany as in effect on the date of this prospectus, which may be subject to change at short notice and, within certain limits, possibly also with retroactive effect. You are advised to consult your tax advisors in relation to the tax consequences of the acquisition, holding and disposition or transfer of ADSs and in relation to the procedure which needs to be observed in the event of a possible reduction or refund of German withholding taxes. Only these advisors are in a position to duly consider your specific tax situation.

Taxation of the Company
      In principle, German corporations are subject to corporate income tax at a rate of 25%. This tax rate applies irrespective of whether profits are distributed or retained. Solidarity surcharge of 5.5% is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375%. Certain foreign source income is exempt from corporate income tax. Generally, any dividends received by us and capital gains realized by us on the sale of shares in other corporations will also be exempt from corporate income tax. However, 5% of such dividends and capital gains are considered nondeductible business expenses.
      In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. Trade tax is a deductible item in calculating the corporation’s tax base for corporate income and trade tax purposes.
      According to a minimum taxation regime applicable as of 2004, not more than €1 million plus 60% of the amount exceeding €1 million of the income of one fiscal year may be offset against tax losses carried forward.

Taxation of Dividends
      Tax must be withheld at a rate of 20% plus solidarity surcharge of 5.5% (in total 21.1%) on dividends paid (if any).
      Pursuant to most German tax treaties, including the income tax treaty between Germany and the United States (the “Treaty”) the German withholding tax may not exceed 15% of the dividends received by Non-German Shareholders who are eligible for treaty benefits. The difference between the withholding tax including solidarity surcharge that was levied and the maximum rate of withholding tax permitted by an applicable tax treaty is refunded to the shareholder by the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) upon application. Forms for a refund application are available from the German Federal Tax Office or the German embassies and consulates in the various countries. A further reduction applies pursuant to most tax treaties if the shareholder is a corporation which holds a stake of 25% or more, and in some cases (including under the Treaty) of 10% or more, of the registered share capital (or according to some tax treaties of the votes) of a company. If the shareholder is a parent company resident in the European Union as defined in Directive No. 90/435/ EEC of the Council of July 23, 1990 (the so-called Parent-Subsidiary Directive), upon application and subject to further requirements, no tax may have to be withheld at all.

Withholding Tax Refund for U.S. Shareholders
      U.S. shareholders who are eligible for treaty benefits under the Treaty (as discussed below in “— United States Taxation”) are entitled to claim a refund of the portion of the otherwise applicable 20% German withholding tax and 5.5% solidarity surcharge on dividends that exceeds the applicable Treaty rate (generally 15%).

      For ADSs kept in custody with the Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and solidarity surcharge thereon. Under this procedure, the Depository Trust Company may submit claims for refunds payable to U.S. shareholders under the Treaty collectively to the German tax authorities on behalf of these U.S. shareholders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to the Depository Trust Company, which will redistribute these amounts to the U.S. shareholders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to the Depository Trust Company. Details of this collective procedure are available from the Depository Trust Company. This procedure is currently permitted by German tax authorities but that permission may be revoked, or the procedure may be amended, at any time in the future.
      Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. shareholders must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 generally may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the U.S. shareholder’s name, Social Security Number or Employer Identification Number, the number of the form on which the tax return was filed and the tax period for which the certification is requested. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. shareholder who then must submit the certification with the claim for refund.

Taxation of Capital Gains
      Generally, capital gains from the disposition of ADSs realized by a Non-German shareholder are only subject to German tax if such shareholder at any time during the five years preceding the disposition, directly or indirectly, held an interest of 1% or more in a company’s issued share capital. If the shareholder has acquired the ADSs without consideration, the previous owner’s holding period and size of shareholding will also be taken into account.
      If the shareholder is an individual, one half of the capital gain will generally be taxable. If the shareholder is a corporation, effectively 5% of the capital gain will generally be taxable. However, most German tax treaties, including the Treaty, provide that Non-German Shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even under the circumstances described in the preceding paragraph. See the discussion regarding shareholders that generally are eligible for benefits under the Treaty in “— United States Taxation,” below.
      Special rules may apply to certain companies of the finance or insurance sector (including pension funds) that are not protected from German tax under a tax treaty.

Inheritance and Gift Tax
      Under German domestic law, the transfer of ADSs will be subject to German inheritance or gift tax on a transfer by reason of death or as a gift if:

(a)	the donor or transferor or the heir, donee or other beneficiary is resident in Germany at the time of the transfer, or, if a German citizen, was not continuously outside of Germany and without German residence for more than five years; or

(b)	at the time of the transfer, the ADSs are held by the decedent or donor as assets of a business for which a permanent establishment is maintained or a permanent representative is appointed in Germany; or

(c)	the decedent or donor has held, alone or together with related persons, directly or indirectly, 10% or more of a company’s registered share capital at the time of the transfer.
      The few presently existing German estate tax treaties (e.g., the Estate Tax Treaty with the United States) usually provide that German inheritance or gift tax may only be imposed in cases (a) and (b) above.

Other Taxes
      There are no transfer, stamp or similar taxes which would apply to the sale or transfer of the ADSs in Germany. Net worth tax is no longer levied in Germany.
United States Taxation
      This section is a summary, under current law, of the material U.S. federal income tax considerations relevant to an investment by a U.S. shareholder in the ADSs. This summary applies to prospective purchasers only if they are eligible for benefits as a U.S. resident under the Treaty in respect of their investment in the ADSs (“U.S. shareholders”). In general, a shareholder will be eligible for such benefits if the shareholder:

(i) is:

•	an individual U.S. citizen or resident;

•	a U.S. corporation; or

•	a partnership, estate, or trust to the extent the shareholder’s income is subject to taxation in the United States as the income of a resident, either in the shareholder’s hands or in the hands of the shareholder’s partners or beneficiaries;

(ii) is not also a resident of Germany for German tax purposes;

(iii) is the beneficial owner of the ADSs (and the dividends paid with respect thereto);

(iv) holds the ADSs as a capital asset for tax purposes;

(v) does not hold the ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany; and

(vi) is not subject to an anti-treaty shopping provision in the Treaty that applies in limited circumstances.
      This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors who are subject to special rules, such as financial institutions and persons whose functional currency is not the U.S. dollar. It is based upon the assumption that prospective shareholders are familiar with any special tax rules to which they may be subject. Prospective purchasers should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of the ADSs in light of their particular circumstances.
      In general, for U.S. federal income tax purposes and for purposes of the Treaty, holders of ADSs will be treated as the owners of our shares represented by those ADSs.

Taxation of Dividends
      U.S. shareholders must include the gross amount of cash dividends paid in respect of the ADSs, without reduction for German withholding tax, in ordinary income on the date that they are treated as having received them, translating dividends paid in euro into U.S. dollars using an exchange rate in effect on that date.

      Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. shareholder with respect to the ADSs before January 1, 2011 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends received with respect to the ADSs will be qualified dividends if the company (i) is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for the purposes of the qualified dividend rules. Based on the company’s audited financial statements and relevant market and shareholder data, the company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC for its 2006 taxable year.
      German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. shareholders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. As discussed in the preceding section regarding German Taxation, German withholding tax will generally be imposed at a rate of 20% plus solidarity surcharge of 5.5% (in total 21.1%). However, U.S. taxpayers who qualify for benefits under the Treaty as discussed above may request a refund of German tax withheld in excess of the 15% rate provided in the treaty. Fluctuations in the dollar-euro exchange rate between the date that U.S. shareholders receive a dividend and the date that they receive a related refund of German withholding tax may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. tax purposes.

Taxation of Sales or Other Taxable Dispositions
      Sales or other taxable dispositions by U.S. shareholders of ADSs generally will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition (using the exchange rate in effect on the date of the disposition) and the U.S. shareholder’s U.S. dollar basis in the ADSs. Any such capital gain or loss will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the ADSs were held for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding
      Dividends paid in respect of ADSs, and payments of the proceeds of a sale of ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries (generally an IRS Form W-8BEN). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing any required information.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated           , we and Infineon have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., J.P. Morgan Securities, Inc. are acting as representatives, the following numbers of our ADSs:

Number of
Underwriters	ADSs

Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities, Inc.
ABN AMRO Rothschild LLC
Bayerische Hypo- und Vereinsbank AG
Deutsche Bank Securities Inc.

Total	63,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs from us and Infineon Technologies AG in this offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.
      The underwriters will offer ADSs in a public offering in the United States and to institutional investors elsewhere. Each underwriter may offer and sell ADSs anywhere in the world where it is legally permitted to do so. There are no minimum or maximum limits on how many ADSs may be offered or sold in any particular country or region. Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised by the underwriters that HypoVereinsbank expects to make offers and sales in the United States through its registered broker-dealer affiliate HVB Capital Markets, Inc.
      All of the shares we and Infineon Technologies AG are offering will be delivered in the form of ADSs.
      Infineon Technologies AG has granted to the underwriters a 30-day option to purchase up to 9,450,000 additional ADSs from Infineon Technologies AG at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of ADSs.
      The total underwriting discounts and commissions paid to the underwriters will be           % of the total offering price of the ADSs. The following table summarizes the compensation and estimated expenses we and Infineon will pay.

Per ADS

	Without	With full
	exercise of	exercise of
	over allotment	over-allotment
	option	option

Underwriting discounts and commissions paid by us	$	$
Expenses payable by us	$	$
Underwriting discounts and commissions paid by Infineon Technologies AG	$	$
Expenses payable by Infineon Technologies AG	$	$
      We estimate our out-of-pocket expenses for this offering to be approximately $6,750,000, including approximately $380,000 in registration fees, $670,000 in printing fees, $2,540,000 in legal fees, $2,500,000 in accounting fees, up to $750,000 reimbursement of expenses of the underwriters and $160,000 in marketing and miscellaneous expenses.
      The underwriters propose initially to offer ADSs at the initial public offering price set forth on the cover page of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $           per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to other brokers or dealers at a discount of up to $           per ADS from the initial public offering price. If all of the ADSs are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.
      See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
      We have applied to have our ADSs quoted on the New York Stock Exchange.
      Before this offering, there has been no public market for our ordinary shares or ADSs. The public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that we and the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future sales;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
      To meet German legal requirements, the representatives will initially subscribe, on behalf of the underwriters, for all of the ADSs to be sold by us at a subscription price per share equal to their notional value per share. This subscription price will be credited against the amount due from the underwriters at the closing.
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of our ADSs in excess of the number of our ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of our ADSs over-allotted by the underwriters is not greater than the number of our ADSs that they may purchase in the over-allotment option. In a naked short position, the number of our ADSs involved is greater than the number of our ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing in the open market.

•	Syndicate covering transactions involve purchases of our ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of our ADSs to close out the short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase our ADSs through the over-allotment option. If the underwriters sell more of our ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying our ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
      In connection with this offering, the underwriters may over-allot ADSs or effect transactions with a view to supporting the market price of the ADSs at a level higher than that which might otherwise prevail. However, there is no assurance that the underwriters will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time and, if begun, must be brought to an end after a limited period. Any stabilization action will be undertaken in accordance with applicable laws and regulations.
      The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of ADSs offered.
      We, and our shareholders, Infineon and Infineon Technologies Investment B.V., have agreed that, for a period of 190 days from the date of this prospectus, we and they will not, without the prior written consent of each of Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc., dispose of or hedge any of our shares or ADSs or securities which are convertible or exchangeable into these securities. Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares or ADSs may include the length of time before the lock-up expires, the number of shares or ADSs involved, the reason for the requested release, market conditions, the trading price of our ADSs and historical trading volumes of our ADSs. The lock-up does not apply to our issuance of shares or options pursuant to the plans described in “Management — Employee Share Purchase and Stock Option Plans,” securities we issue as consideration in connection with any strategic acquisition, investment or alliance we or any of our affiliates may enter into or any securities we issue in the course of an increase in our capital against contributions of assets (other than current assets), as long as any transferee in these transactions agrees to be bound by this lock-up. The lock-up also does not apply to transfers of securities within Infineon’s group of companies or transactions between Infineon Technologies AG and Infineon Technologies Investment B.V. and our company in relation to the funding of options granted to directors or employees of our company or any of our affiliates, as long as any transferee in these transactions agrees to be bound by this lock-up.
      Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters, each a member of the National Association of Securities Dealers, Inc. (“NASD”), if Infineon repays borrowings under its existing credit facilities between Infineon and each of the Underwriters, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD, which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Credit Suisse has agreed to act as qualified independent underwriter for the offering and to perform a due diligence investigation and review and participate in the preparation of the registration statement of which this prospectus forms a part. We have agreed to indemnify Credit Suisse against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the U.S. Securities Act of 1933.

      In any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.
      This prospectus has been prepared on the basis that all offers of ADSs will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of ADSs. Accordingly any person making or intending to make any offer within the EEA of ADSs which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor any of the underwriters have authorised, nor do we or they authorise, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final placement of ADSs contemplated in this prospectus.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus (the “ADSs”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
      This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
      This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The ADSs offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés), to a restricted group of investors (cercle restreint d’investisseurs) or to people providing portfolio management services for third party accounts (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”). In each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-2 of the French Monetary and Financial Code. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the ADSs for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.
      The ADSs offered by this prospectus have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). Neither our shares nor the ADSs have been or will be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the ADSs or shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.
      This offering has not been registered with the Commissione Nationale per la Società e la Borsa (CONSOB) pursuant to Italian securities legislation. Neither our ordinary shares nor the ADSs offered by this prospectus may be offered or sold, nor may the prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 of May 14, 1999 and any other applicable laws and regulations;

(b) made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11422 of July 1, 1998, as amended, or Regulation No, 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase shares or ADSs; and

(c) in compliance with all relevant Italian securities and tax laws and regulations.
      The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
      The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
      This prospectus or any other offering material relating to our ADSs has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the ADSs will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly our ADSs may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our ADSs be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act;
      A prospectus in electronic format will be made available on websites maintained by one or more of the underwriters if one or more of the underwriters participating in this offering may distribute prospectus electronically. The underwriters may agree to allocate a number of ADSs to underwriters and securities dealers for sale to their online brokerage account holders. Internet distributions will be allocated by the joint lead managers to underwriters that may make Internet distributions on the same basis as other allocations.
      From time to time, the underwriters or their affiliates have provided, and continue to provide, commercial banking, financial advisory and investment banking services to us, our affiliates and our employees, for which they receive customary fees, commissions and expenses. The underwriters or their affiliates are lenders to Infineon under existing committed and uncommitted credit facilities and will act as lead arrangers in the €250 million committed credit facility that we expect to enter into prior to the closing of this offering. Moreover each of the underwriters or their affiliates have and are providing other types of commercial banking services, such as working capital financing, the issuance of standby letters of credit, guarantees and treasury management services such as cash management, foreign exchange operations and derivative transactions. An affiliate of JPMorgan has, in the past, provided and an affiliate of Deutsche Bank currently provides, institutional trust and depositary services in connection with certain offerings of securities by Infineon or its affiliates. Hypovereinsbank is the paying agent for Infineon’s ordinary shares and Hypovereinsbank and its affiliates provide depositary services to Infineon or its affiliates.

ENFORCING CIVIL LIABILITIES
      Qimonda AG is a German stock corporation, and its executive offices and a substantial portion of its assets are located outside the United States. In addition, the members of our Supervisory and Management Boards and the experts named herein may be residents of Germany and other jurisdictions other than the United States. As a result, it may be difficult for investors to effect service within the United States upon Qimonda AG, members of our Supervisory or Management Boards or experts or to enforce outside the United States judgments obtained against such persons in United States courts, or to enforce in United States courts judgments obtained against such persons in courts in jurisdictions outside the United States, in any action, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the U.S. securities laws.
LEGAL MATTERS
      The validity of the shares and the ADSs and certain other legal matters with respect to German, U.S. federal and New York law will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, our German and U.S. counsel. Certain legal matters with respect to German, U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, German and U.S. counsel for the underwriters.
EXPERTS
      The combined financial statements of Qimonda AG as of and for the years ended September 30, 2004 and 2005 have been included in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, Ganghoferstrasse 22, 80339 Munich, Germany, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.
      The financial statements of Inotera Memories, Inc. as of and for the years ended December 31, 2004 and 2005 have been included in this prospectus and the registration statement of which it forms a part in reliance upon the report of KPMG Certified Public Accountants, independent registered public accounting firm, 6F, Sec. 3 Misheng E. Road, Songshon District, Taipei City 105, Taiwan, R.O.C., appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. For further information about us and the ADSs, please refer to the registration statement, which you may access at the SEC’s website, www.sec.gov, or inspect in person, without charge, at the offices of the SEC. You may also obtain a copy at prescribed rates from the Public Reference Section of the SEC at the address set forth below.
      Upon completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the SEC located at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in Chicago, Illinois and New York, New York. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our filings with the SEC are also available to the public through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

GLOSSARY

ADSs	American Depositary Shares. ADSs are securities issued by a depositary that represent ownership interests in underlying ordinary shares held by the depositary’s custodian. ADSs may be evidenced by American Depositary Receipts (ADRs). Each Qimonda AG ADS represents one ordinary share.

Advanced Memory Buffer (AMB)	A logic chip that enables high speed communication between the memory controller and a fully buffered DIMM in a server system.

back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

byte	A unit of measurement equal to eight bits.

Computer Aided Design (CAD)	A designation of software tools used in the design of integrated circuits.

capacitor	An electronic device that stores electrical charges. Capacitors are used to store information in a DRAM chip.

cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

chip	Popular term describing a section of a wafer that contains a discrete component or an integrated circuit. Also called a “die”.

circuit	A combination of electrical or electronic components, interconnected to perform one or more functions.

clean room	An area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains fewer than 100 particles of contaminants per cubic foot.

DDR SDRAM	Double Data Rate SDRAM. A form of DRAM chip that activates output on both the rising and falling edge of the system clock rather than on just the rising edge, potentially doubling output.

DDR2 SDRAM	Double Data Rate 2 SDRAM is an enhanced form of DDR SDRAM that offers higher data transfer rates compared to its predecessor.

DDR3 SDRAM	Double Data Rate 3 SDRAM. Successor to DDR2 SDRAM currently in advanced stages of development.

Die	A chip.

Dual Inline Memory Module (DIMM)	A type of printed circuit board composed of DRAM chips mounted on a circuit board in a particular configuration.

Dynamic Random Access Memory (DRAM)	The most common type of random access memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is the most widespread memory technology because of its high memory density and relatively low price.

fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place.

feature size	A measurement (generally in micron or nm) of the width of the smallest patterned feature or circuit on a semiconductor chip.

flash memory	A type of non-volatile memory that can be erased and reprogrammed.

front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

foundry	A semiconductor manufacturer that makes chips for third parties.

gigabit (Gb)	Approximately one billion bits (1,073,741,824 bits). Generally used to indicate the storage capacity (or density) of memory chips.

gigabyte (GB)	Approximately one billion bytes (1,073,741,824 bytes). Generally used to indicate the storage capacity (or density) of memory modules.

Integrated Circuit (IC)	An electronic circuit in which all elements of the circuit are integrated on a single semiconductor device.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications and many other fields.

library	The collection of representations required by various design tools. The representations, such as symbol, simulation model, layout abstract, and transistor schematic, are used by different tools in the design system to create or analyze some portion of an IC or otherwise aid in the design process. Creating a design library requires inserting the fabrication technologies in the design system in a form that allows designers to create circuits in the most efficient manner.

logic	One of the three major classes of integrated circuits (along with processors and memory). Logic ICs are used for data manipulation and control functions.

mask	A transparent glass or quartz plate covered with an array of patterns used in the IC manufacturing process to create circuitry patterns on a wafer. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The mask is used to expose selected areas, and defines the areas to be processed. Masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.

megabit (Mb)	Approximately one million bits (1,048,576 bits). Generally used to indicate the storage capacity (or density) of memory chips.

megabyte (MB)	Approximately one billion bytes (1,048,576 bytes). Generally used to indicate the storage capacity (or density) of memory modules.

memory semiconductors	Semiconductors that store data in digital form.

NAND flash	A type of flash memory commonly used for mass storage applications such as digital audio players and digital cameras.

nm	A metric unit of linear measure that equals one billionth of a meter (or 1/1,000th of a micron). This unit of measurement is commonly used to indicate the width of the smallest patterned feature or circuit on a semiconductor chip (the so-called feature size).

non-volatile memory	A type of semiconductor memory that retains data even when electrical power is shut off.

NOR flash	A type of flash memory commonly used for the storage of code data, such as the software instructions in a mobile phone.

NROM Flash	Nitrided Read Only Memory. A flash technology that can store two bits per cell. Charges are locally separated on both ends of the memory transistor cell. This compares with other non-volatile technologies like floating gate technology, which store one or two bits by different charge amounts spread over the whole transistor cell.

OEM	Original Equipment Manufacturer. A company that acquires a product or component and reuses or incorporates it into a new product with its own brand name.

package	The protective container of an electronic component or die, with external terminals to provide electrical access to the components inside.

photolithography	A step in the front-end process of semiconductor manufacturing in which a form of ultraviolet light is used to draw a pattern of an IC on a silicon wafer. The sophistication of this process and the related equipment determines the achievable feature sizes on memory chips, and therefore is a key determinant in the ability of manufacturers continuously to improve the capacity (or density) of memory ICs.

process technology	The procedures used in the front-end process to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

Random Access Memory (RAM)	A type of digital memory that functions as the main workspace of a computer. The order of access to bits at different locations does not affect the speed of access (and is therefore “random”). This is in contrast to, for example, a magnetic or optical disk or magnetic tape, which are used for long-term storage of data on a computer, but which are too slow to be used for primary workspace.

photoresist	A photoactive chemical that is used in the photolithography process, in which the design of an integrated circuit is drawn on a silicon wafer.

semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally, a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

server	A computer that provides a service for other computers connected to it via a network. The most common example is a file server, which has a local disk and services requests from remote clients to read and write files on that disk.

silicon	A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.

Static Random Access Memory (SRAM)	A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be electronically refreshed (and is therefore “static”).

Synchronous DRAM (SDRAM)	A generic name for various kinds of DRAM that are synchronized with the clock speed for which the microprocessor is optimized. This tends to increase the number of instructions that the processor can perform in a given time.

transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

volatile memory	A type of semiconductor memory that loses stored information if the power source is removed.

wafer	A disk made of a semiconducting material such as silicon, currently usually either 200mm or 300mm in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

yield	The percentage of usable dies produced on a silicon wafer in the front-end process.

USB	Universal Serial Bus. A protocol for transferring data to and from digital devices.

USB drive	A portable data storage device based on flash memory that uses USB interface protocol.

KPMG

Report of Independent Registered Public Accounting Firm

The Supervisory Board
Qimonda AG:

We have audited the accompanying combined balance sheets of Qimonda AG and subsidiaries (the Company) as of September 30, 2004 and 2005, and the related combined statements of operations, business equity, and cash flows for each of the years in the two-year period ended September 30, 2005. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Qimonda AG and subsidiaries as of September 30, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles in the United States of America.

Munich, Germany
April 11, 2006, except as to note 1, note 10, and note 33, which are as of May 10, 2006.

/s/ KPMG DEUTSCHE TREUHAND-GESELLSCHAFT
AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT

Qimonda AG and Subsidiaries
Combined Statements of Operations
for the years ended September 30, 2004 and 2005
(in millions, except per share data)

	Notes	2004	2005	2005

				($ millions)
		(€ millions)	(€ millions)	(unaudited)
Net sales:
Third parties	5	2,912	2,821	3,402
Related parties	27	96	4	4

Total net sales		3,008	2,825	3,406

Cost of goods sold		2,063	2,164	2,609

Gross profit		945	661	797

Research and development expenses		347	390	469
Selling, general and administrative expenses		232	206	248
Restructuring charges	8	2	1	1
Other operating expenses, net	7	194	13	16

Operating income		170	51	63

Interest expense, net		(30)	(7)	(9)
Equity in (losses) earnings of associated companies	16	(16)	45	54
Gain on associated company share issuance	16	2	—	—
Other non-operating (expense) income, net		(11)	13	15
Minority interests		17	2	2

Income before income taxes		132	104	125

Income tax expense	9	(211)	(86)	(103)

Net (loss) income		(79)	18	22

Earnings (loss) per share — basic and diluted	10	(0.26)	0.06	0.07
See accompanying notes to the combined financial statements.

Qimonda AG and Subsidiaries
Combined Balance Sheets
as of September 30, 2004 and 2005

	Notes	2004	2005	2005

				($ millions)
		(€ millions)	(€ millions)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents		577	632	762
Marketable securities	11	2	—	—
Trade accounts receivable, net	12	462	439	529
Inventories	13	368	484	584
Deferred income taxes	9	71	49	59
Other current assets	14	122	198	239

Total current assets		1,602	1,802	2,173

Property, plant and equipment, net	15	2,386	2,216	2,672
Long-term investments, net	16	397	544	656
Deferred income taxes	9	174	125	151
Other assets	17	191	174	210

Total assets		4,750	4,861	5,862

Liabilities and business equity:
Current liabilities:
Short-term debt — Infineon	21	83	524	632
Short-term debt and current maturities — third parties	21	468	—	—
Trade accounts payable	18	488	519	626
Accrued liabilities	19	185	122	147
Other current liabilities	20	300	200	241

Total current liabilities		1,524	1,365	1,646

Long-term debt	21	27	108	130
Deferred income taxes	9	14	9	11
Other liabilities	22	406	412	497

Total liabilities		1,971	1,894	2,284

Business equity:
Investments by and advances from Infineon		2,890	3,034	3,659
Accumulated other comprehensive loss	25	(111)	(67)	(81)

Total business equity		2,779	2,967	3,578

Total liabilities and business equity		4,750	4,861	5,862

See accompanying notes to the combined financial statements.

Qimonda AG and Subsidiaries
Combined Statements of Business Equity
for the years ended September 30, 2004 and 2005

			Foreign	Additional
		Investments by	Currency	Minimum	Unrealized
		and Advances	Translation	Pension	Gain/(Loss)
	Notes	from Infineon	Adjustment	Liability	on Securities	Total

		(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)
Balance as of October 1, 2003		2,804	(76)	—	8	2,736
Net investments by and advances from Infineon		165	—	—	—	165
Net loss		(79)	—	—	—	(79)
Other comprehensive loss	25	—	(35)	—	(8)	(43)

Balance as of September 30, 2004		2,890	(111)	—	—	2,779

Transfer of DD200 facility to Infineon	4	(374)	—	—	—	(374)
Net investments by and advances from Infineon		500	—	—	—	500
Net income		18	—	—	—	18
Other comprehensive income (loss)	25	—	45	(1)	—	44

Balance as of September 30, 2005		3,034	(66)	(1)	—	2,967

See accompanying notes to the combined financial statements.

Qimonda AG and Subsidiaries
Combined Statements of Cash Flows
for the years ended September 30, 2004 and 2005

	Notes	2004	2005	2005

				($ millions)
		(€ millions)	(€ millions)	(unaudited)
Net (loss) income		(79)	18	22
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	15/17	752	528	636
Provision for doubtful accounts	12	1	4	5
Gain on sale of marketable securities	11	(3)	—	—
Loss on disposal of property, plant, and equipment	15	3	—	—
Equity in losses (earnings) of associated companies	16	16	(45)	(54)
Gain on associate company share issuance	16	(2)	—	—
Minority interests		(17)	(2)	(2)
Impairment charges	16	7	6	7
Deferred income taxes	9	36	52	63
Due to changes in operating assets and liabilities:
Trade accounts receivable	12	(135)	45	54
Inventories	13	73	(172)	(207)
Other current assets	14	19	7	8
Trade accounts payable	18	106	47	57
Accrued liabilities	19	66	(58)	(70)
Other current liabilities	20	68	(35)	(42)
Other assets and liabilities		(218)	88	106

Net cash provided by operating activities		693	483	583

Cash flows from investing activities:
Proceeds from sales of marketable securities available for sale		17	1	1
Purchases of business interests	16	(350)	(83)	(100)
Proceeds from disposal of business interests	16	—	15	18
Purchases of intangible assets	17	(5)	(4)	(5)
Purchases of property, plant and equipment	15	(770)	(926)	(1,116)
Proceeds from sales of property, plant and equipment	15	60	26	31

Net cash used in investing activities		(1,048)	(971)	(1,171)

Cash flows from financing activities:
Increase in short-term debt due Infineon	21	—	481	580
Increase in short-term debt due third parties	21	13	—	—
Repayments of short-term debt due third parties	21	—	(18)	(22)
Decrease (increase) in financial payables due related parties	27	57	(7)	(8)
Decrease in financial receivables from associated and related parties	27	—	3	4
Proceeds from issuance of long-term debt	21	170	80	96
Principal repayments of long-term debt	21	(133)	(522)	(630)
Change in restricted cash		64	—	—
Proceeds from issuance of shares to minority interest		52	21	25
Investments by and advances from Infineon	26	165	500	603

Net cash provided by financing activities		388	538	648

Effect of foreign exchange rate changes on cash and cash equivalents		—	5	6

Net increase in cash and cash equivalents		33	55	66
Cash and cash equivalents at beginning of year		544	577	696

Cash and cash equivalents at end of year		577	632	762

See accompanying notes to the combined financial statements.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

Description of Business
      Qimonda AG and its subsidiaries (collectively, the “Company” or “Qimonda”) refers to the Memory Products business of Infineon Technologies as outlined below.
      Qimonda is one of the world’s leading suppliers of semiconductor memory products. It designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda has operations, investments and customers located mainly in Europe, Asia and North America. The Company is a subsidiary of Infineon Technologies AG (“Infineon”). The financial year-end for the Company is September 30.

Formation
      On November 17, 2005, Infineon announced its intention to separate its memory products business from the remainder of its activities and place the memory products business in a stand-alone legal structure, with the preferred goal of conducting a public offering of the shares of the new company (the “Offering”). Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon (the “Memory Products business”) were contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Infineon. In cases where physical contribution (ownership transfer) of assets and liabilities are not feasible or cost effective, the monetary value will be transferred in the form of cash or debt. The Company’s operations in Japan and Korea are expected to be legally transferred from Infineon during the three months ending December 31, 2006, and are to be held for Qimonda’s benefit until such transfer occurs. The Company’s investment in Inotera Memories Inc. (“Inotera”) is held in trust by Infineon subject to the expiration of the lock-up provisions under Taiwan securities law (see note 33). The Company’s investment in Advanced Mask Technology Center GmbM & Co. (“AMTC”) is intended to be transferred by Infineon after approval by the other shareholders in the venture. In connection with the Formation, the ordinary shares outstanding were increased to 300,000,000 owned by Infineon (see note 10). The Company anticipates completing the Offering, depending on market conditions, during the three months ended September 30, 2006.

Basis of Presentation
      The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). They are presented on a “carve-out” basis and comprise the combined historical financial statements of the transferred Memory Products business assuming that the Company had existed as a separate legal entity for all of the financial periods presented. These financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions set forth below. Substantially all of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented.
      Qimonda AG is incorporated in Germany. Pursuant to paragraph 291 of the German Commercial Code (“Handelsgesetzbuch” or “HGB”) the Company is exempted from preparing consolidated financial statements in accordance with either the HGB accounting principles and regulations (“German GAAP”) or international financial reporting standards (“IFRS”), since its ultimate parent company, Infineon, prepares and issues consolidated financial statements according to U.S. GAAP in compliance with the transitional regulation of the German Bilanzrechtsreformgesetz Article 58, paragraph 3 EGHGB. Accordingly, the Company presents the U.S. GAAP combined financial statements contained herein.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying balance sheet as of September 30, 2005, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.2058, the Federal Reserve noon buying rate on September 30, 2005. The U.S. dollar convenience translation amounts have not been audited.

Statements of Operations
      The combined statements of operations reflect all revenues and expenses that are attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business that can be specifically identified as pertaining to the Memory Products business are charged or credited directly to it without allocation or apportionment. This is the case for all of the revenues appearing on the combined statements of operations. Operating expenses that Infineon incurred are allocated to the Memory Products business to the extent that they are related and indirectly attributable to it. These expenditures, with the exception of certain corporate items, are mainly allocated from each of a number of what Infineon refers to as “clusters”, which are groups of functional departments for which Infineon accounts on a cost center basis. The costs allocated from the clusters include charges for facilities, functions and services provided by shared Infineon facilities for the Memory Products business, expenses for certain functions and services performed by centralized Infineon departments, a portion of Infineon’s general corporate expenses and certain research and development expenses. The allocations from each cluster are made based on allocation methods, or allocation keys, which vary depending on the nature of the expenditures being allocated. The allocation keys are consistent with those Infineon has used to allocate expenses among its segments, although historically Infineon has not allocated the expenses of some central activities and has instead accounted for these as corporate costs.
      The following assumptions and allocation methods are used for significant allocated expenses included in the combined statements of operations:

• The Infineon Central R&D cluster costs include research and development activities related to semiconductor electronic technologies, circuits, and related systems. The allocation is based on total sales.

• The Infineon Logistic cluster costs include all logistics expenses related to distribution centers including handling, traffic and customs, packaging and freight. It also includes expenses for corporate logistics in Europe, Asia and North America. The allocation to the Memory Products business is based partly on unit volume and partly on sales.

• The Infineon Sales cluster covers all central selling expenses related to the activities of pricing office, account management, distribution management, receivables management, export control and commissions. The allocation to the Memory Products business is based, depending on the relevant function, on the dedicated headcount of the business and also on sales.

• The Infineon IT-Services cluster costs include all expenses incurred relating to the design, implementation and operation of IT systems and related administration. The allocation is based, depending on the relevant function, on either the total direct cost, the total research and development cost or the total cost of sales of the Memory Products business.

• The Infineon Finance and Treasury cluster costs include all financial income and expense, as well as foreign exchange gains and losses, related to treasury market activities (foreign exchange management, money market transactions and interest rate management). The allocation is based on the total direct costs.

• The Infineon Central cluster costs include strategic and general central functions within the Infineon headquarters or its regional organizations. The allocation is based on the total direct costs.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      The combined statements of operations include depreciation expense for all property, plant and equipment owned and operated by the Memory Products business.
      Allocations from Infineon during the years ended September 30, 2004 and 2005, are reflected in the combined statements of operations as follows:

	2004	2005

Cost of goods sold	180	168
Research and development expenses	43	27
Selling, general and administrative expenses	160	109
Other operating expenses, net	2	—
Restructuring charges	2	1

	387	305

      As the Formation had not taken place as of September 30, 2005, the income tax expense reflected in the accompanying financial statements has been calculated as if the Company had filed separate tax returns for each of the years presented. The Company’s future effective tax rate after the Formation may differ from those indicated in the accompanying financial statements.

Balance Sheets
      The assets and liabilities attributable to the Memory Products business are being contributed to the Company, in general, at their historical costs. In certain jurisdictions where tax regulations do not permit the tax-free transfer of assets or liabilities to the Company, they will be revalued for tax, but not accounting purposes. Unless otherwise noted, all assets and liabilities specifically identifiable as pertaining to the Memory Products business are included in the combined financial statements. Where legal entities are wholly allocable to the Memory Products business, the shares of these entities are being transferred to the Memory Products business. In some cases, including at the Infineon parent company level, the memory-related assets and liabilities must be identified and carved out by means of asset and liability transfer transactions.
      For carve-out transfers, the assets and liabilities directly identifiable as pertaining to the Memory Products business include inventories, long-term investments, fixed assets and accounts receivable. The following assumptions and allocations are used for those assets and liabilities that are not specifically identifiable to the Memory Products business:

Trade Accounts Payable
      Trade accounts payable include identifiable payables from specific Memory Products business’ vendors and service suppliers as well as an allocation of payables from Infineon-specified vendors.

Other Current and Accrued Liabilities
      Other current and accrued liabilities include direct payroll obligations and payroll obligations, which are allocated based on the Memory Products business and an allocation of the Infineon employees in corporate functions that in part support the Memory Products business.

Pension Liabilities
      Pension expenses and related liabilities are measured based on actuarial computations and are determined, with respect to all of the employees that participate in Infineon’s defined benefit pension plans, based

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
on the number of employees of the Memory Products business and an allocation of the Infineon employees in corporate functions that in part support the Memory Products business.

Investments by and Advances from Infineon
      Because a direct ownership relationship did not exist among the various entities comprising the Memory Products business prior to the Formation, Infineon’s investments in and advances to the Memory Products business represent Infineon’s interest in the recorded net assets of the Memory Products business, and are shown as business equity in lieu of shareholder’s equity in the combined financial statements. Prior to the Formation, net income (loss) of the Memory Products business forms part of business equity (investments by and advances from Infineon). Subsequent to the Formation net income (loss) is attributed to retained earnings since the Company exists as a separate legal entity. The effects of equity transactions prior to Formation are included in “Investments and advances from Infineon” in the accompanying financial statements. All intercompany transactions, including purchases of inventory, charges and cost allocations for facilities, functions and services performed by Infineon for the Memory Products business are reflected in this amount. It is intended that following the Formation, this amount of net investment by and advances from Infineon (€3,034 as of September 30, 2005) will be contributed to the Company as equity.

Capital Structure
      Due to the cash used in investing activities to date, the Memory Products business historically relied on Infineon to provide the financing of its capital requirements, as Infineon uses a centralized approach to cash management and the financing of its operations. The historical capital structure of Qimonda is considered to be based on the following:

• instruments that were directly identified with the Memory Products business;

• cash and intercompany financial receivables reduce total short and long-term debt, so that the Company has no net debt;

• a proportional share of total assets constitutes total cash, cash equivalents, marketable securities and intercompany financial receivables;

• a proportional share of aggregate total debt and total business equity constitutes total short and long-term debt.
      The allocation of Infineon’s cash and debt in conjunction with the historical capital structure of the Memory Products business in the combined financial statements is reflected through the following:

• through October 1, 2003, contribution of €534 in cash through business equity;

• as of September 30, 2004 and 2005, the netting of intercompany financial receivables of €208 and €227, respectively, by intercompany debt.
      The capital structure attributed to the Memory Products business in connection with the preparation of the combined financial statements, based as it is on the business equity concept and without independent financing by the Company, may not be indicative of the capital structure that the Memory Products business would have required had it been an independent company during the financial periods presented.
      The Company’s operations have been financed largely through contributions from Infineon and, to a lesser extent, third-party borrowings. The Company’s interest expense includes interest charges on certain intercompany financial liabilities to the Infineon group companies and interest expense on its external debt based on the aforementioned capital structure. Interest income includes allocations based on the proportional share of cash and cash equivalents. The Company’s future capital structure may differ from the capital

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
structure presented in the accompanying financial statements prior to the Formation as a result of the issuance of additional ordinary shares by Qimonda AG as part of the Offering. Accordingly, interest expense reflected in the accompanying financial statements may not necessarily be indicative of the interest expense that Qimonda AG would have incurred as a stand-alone entity or will incur after the Formation.

Estimates
      The preparation of the accompanying combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from those estimates. In addition, due to the significant relationship between Infineon and the Company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between the Memory Products business and Infineon may not be the same as those that would have resulted from transactions among unrelated third parties. Management believes that the assumptions underlying the combined financial statements are reasonable. However, these transactions, allocations and estimates may not be indicative of actual results that would have been obtained if the Company had operated on a stand-alone basis, nor are they indicative of future transactions or of the expenses or results of operations of the Company. In addition, the process of preparing the combined financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’-length relationship where one did not exist at the time. Management believes that it is not practicable to estimate what the actual costs of the Company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of the Memory Products business, management would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the combined financial statements.

2.	Summary of Significant Accounting Policies
      The following is a summary of significant accounting policies followed in the preparation of the accompanying combined financial statements.

Basis of Consolidation
      The accompanying combined financial statements include the accounts of the Company and its significant subsidiaries on a combined basis. The effects of all significant intercompany transactions are eliminated.
      Investments in companies in which the Company has an ownership interest of 20% or more but which are not controlled by the Company (“Associated Companies”) are accounted for using the equity method of accounting (see note 16). The equity in earnings of Associated Companies with financial year ends that differ by not more than three months from the Company’s financial year end are recorded on a three month lag. Other equity investments (“Related Companies”), in which the Company has an ownership interest of less than 20%, are recorded at cost.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      The Company group consists of the following numbers of entities in addition to the Company:

	Consolidated	Associated
	Subsidiaries	Companies	Total

September 30, 2004	15	6	21
Additions	1	—	1
Disposals	(2)	—	(2)

September 30, 2005	14	6	20

Reporting and Foreign Currency
      The Company’s reporting currency is the euro, and therefore the accompanying combined financial statements are presented in euro.
      The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included in other comprehensive loss and reported as a separate component of business equity.
      The exchange rates of the primary currencies used in the preparation of the accompanying financial statements are as follows:

			Exchange Rate		Annual Average
			September 30,		Exchange Rate

Currency			2004	2005	2004	2005

			euro	euro	euro	euro
U.S. dollar	1$	=	0.8115	0.8293	0.8209	0.7869
New Taiwan dollar	100 NTD	=	2.3859	2.4957	2.4357	2.4583
Chinese Yuan Renminbi	100 CNY	=	9.8039	10.2432	9.9178	9.5601

Revenue Recognition

Sales
      Revenue from products sold to customers is recognized, pursuant to SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality related reasons within the applicable warranty period, which is typically 12 months. Distributors can, in certain cases, apply for stock rotation or scrap allowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific distributors whereby the distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

License Income
      License income is recognized when earned and realizable (see note 5). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service. Pursuant to Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”, revenues from contracts with multiple elements entered into after July 1, 2003 are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

Grants
      Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred (see note 22) and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset (see note 6) and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (see notes 6, 20 and 22).

Product-related Expenses
      Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded, based on estimated failure rates and claim history. Research and development costs are expensed as incurred.

Income Taxes
      Income taxes as presented in the accompanying combined financial statements are determined on a separate return basis. Although in numerous tax jurisdictions, including Germany, the Company is included in the consolidated tax returns of Infineon. Where the Memory Products business was only a part of an Infineon entity, the tax provision has been prepared on an as-if separate company basis except that, pursuant to the terms of the contribution agreement between the Company and Infineon, any net operating losses generated by the Memory products business and carried forward are treated as a reduction of business equity, as such losses will be retained by Infineon. Infineon evaluates its tax position and related tax strategies for its entire group as a whole, which may differ from the tax strategies the Company would have followed as a stand-alone company.
      Income taxes are accounted for under the asset and liability method pursuant to Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (”SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Investment tax credits are accounted for under the flow-through method.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Stock-based Compensation
      The Company accounts for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and recognizes compensation cost over the pro rata vesting period. The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123” (see note 24).

Issuance of shares by Subsidiaries or Associated Companies
      Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary” (see note 16).

Cash and Cash Equivalents
      Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2004 and 2005 were €568 and €625 respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less. At September 30, 2005, cash of €75 is held by subsidiaries in China subject to foreign currency restrictions on transferability.

Marketable Securities
      The Company’s marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable income taxes. Realized gains or losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities, are reported in other non-operating income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Inventories
      Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor costs and applicable indirect costs.

Property, Plant and Equipment
      Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the years ended September 30,

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
2004 and 2005 capitalized interest was €9 and €7, respectively. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Leases
      The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to SFAS No. 13, “Accounting for Leases”, and related interpretations. All other leases are accounted for as operating leases.

Intangible Assets
      The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.
      Intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter of the financial year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined by the excess of recorded goodwill over the fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.

Impairment of Long-lived Assets
      The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

Long-term Investments
      The Company assesses declines in the value of investments accounted for under the equity and cost methods to determine whether such decline is other-than-temporary, thereby rendering the investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
company, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Financial Instruments
      The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating expense. The fair value of derivatives and other financial instruments is discussed in note 29.

Pension Plans
      In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) requires additional disclosures to those in the original SFAS No. 132, which it replaces. During the year ended September 30, 2004, the Company adopted SFAS No. 132 (revised 2003) with disclosures provided in note 28.

Use of Estimates
      The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from such estimates made by management.

Recent Accounting Pronouncements
      In June 2004, EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, was issued which includes new guidance for evaluating and recording other-than-temporary impairment losses on debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments were effective for annual periods ending after December 15, 2003, the FASB has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF No. 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of EITF No. 03-1 to have a material impact on its combined financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
production facilities. SFAS No. 151 is effective for the Company’s financial year beginning October 1, 2005. The Company does not expect the implementation of SFAS No. 151 to have a significant impact on its combined financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company adopted SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005. The adoption SFAS No. 153 did not have a significant impact on the Company’s combined financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under APB No. 25. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies will be required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123 (revised 2004) in its first quarter of the 2006 financial year. The adoption of SFAS No. 123 (revised 2004) for the 2005 financial year would have decreased net income by €9 (note 24). The Company has not established its own stock option plan and therefore can not currently estimate the impact that the issuance of stock options in conjunction with the offering would have on its financial statements in the 2006 financial year.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company is required to adopt Interpretation No. 47 prior to the end of its 2006 financial year. The Company is currently evaluating the impact that the adoption of Interpretation No. 47 will have on its combined financial position and results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement is aimed at improving the financial reporting of certain hybrid financial instruments. SFAS No. 155 is effective for the Company from October 1, 2006. The Company does not currently have any hybrid financial instruments and accordingly does not expect that the implementation of SFAS No. 155 will have a material effect on its financial statements.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

3.	Acquisitions
      The Company established the Infineon Technologies Flash joint venture (“Flash”, formerly called “Ingentix”), in which the Company initially held a 51% ownership interest, with Saifun Semiconductors Ltd. (“Saifun”) in April 2001. In the 2003 financial year, the Company increased its ownership interest to 70% by contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, Saifun and the Company modified their cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million (subsequently reduced to $48 million) to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating €7 (see note 5). The assets acquired and liabilities assumed were recorded in the accompanying combined balance sheet based upon their estimated fair values as of the date of the acquisition (see note 21). The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The preliminary purchase price allocation may be adjusted within one year of the purchase date for changes in estimates of the fair value of assets acquired and liabilities assumed. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005.
      The following table summarizes the net assets acquired as a result of the Company’s acquisition during the years ended September 30, 2004 and 2005:

2005

Flash
Acquisition Date	January 2005
Cash	1
Other current assets	16
Property, plant and equipment	4
Intangible assets — core technology	58
Goodwill	7
Other non-current assets	3

Total assets acquired	89

Current liabilities	(45)
Non-current liabilities (including debt)	(2)

Total liabilities assumed	(47)

Net assets acquired	42

Cash paid (Purchase consideration)	—
      The above acquisition has been accounted for by the purchase method of accounting and, accordingly, the combined statements of operations include the results of the acquired company from its acquisition date.
      For each significant acquisition the Company engages an independent third party to assist in the valuation of net assets acquired.
      Pro forma financial information relating to this acquisition is not material to the results of operations and financial position of the Company and has been omitted.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

4.	Divestitures
      Effective October 1, 2004 Infineon transferred the 200mm front-end manufacturing facility located in Dresden, Germany (“DD200”) from the Memory Products business to the Logic business of Infineon, since the facility would be used to manufacture logic products in the future. Accordingly, the Infineon Logic business took over the management responsibility for this operation from the transfer date.
      Through September 30, 2004 the DD200 balance sheet and income statement is included in the Company’s historical financial statements because the business was owned and operated as part of the Memory Products business. Since the transfer is between entities under common control, the transfer is effected at historical book value as a non-cash reduction of business equity (note 26).
      Until the facility is fully converted to logic production, the Company is charged for the capacity utilized to manufacture the products it purchases from Infineon. Additionally, as discussed in note 33, in March 2006, the Company entered discussions with Infineon to purchase certain equipment from DD200 with a book value of €17.
      The following table summarizes the results of the transferred DD200 facility for the year ended September 30, 2004:

2004

Sales
Third parties	1
Related parties	83

Net sales	84

Loss before tax	(5)
Income tax benefit	—

Net loss	(5)

      The significant balance sheet amounts of the transferred DD200 facility as of the October 1, 2004 transfer date, net of intercompany eliminations, consist of the following:

2004

Inventories	52
Other	11

Total current assets	63

Property, plant and equipment	589
Other non-current assets	35

Total assets	687

Trade accounts payable	(48)
Accrued liabilities	(21)
Other	(163)

Total current liabilities	(232)

Other non-current liabilities	(81)

Equity	374

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

5.	Licenses
      During the years ended September 30, 2004 and 2005, the Company recognized revenues related to license and technology transfer fees of €61 and €160, respectively, which are included in net sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €48 and €33, which were recognized as revenue pursuant to SAB 104, in the years ended September 30, 2004 and 2005, respectively, since the Company had fulfilled all of its obligations and all such amounts were realized.
      On November 10, 2004, the Company and ProMOS Technologies Inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four installments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.
      In connection with the joint technology development with Nanya Technology Corporation (“Nanya”) (see note 16), in 2003 the Company granted Nanya a license to use its 110nm technology in Nanya’s existing operations. License income related to the technology is recognized over the estimated life of the technology.
      In connection with the extension of a capacity reservation agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”) in August 2004, the Company granted Winbond a license to use its 110nm technology in Winbond’s production process for the manufacture of products for the Company. The license income was deferred and is being recognized over the life of the capacity reservation agreement.
      On March 18, 2005, the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. During the three months ended March 31, 2005 the Company recorded the license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may total an additional $100 million. Because Rambus’ ability to conclude the agreements is not within the Company’s control, the Company is not able to estimate whether additional payment obligations may arise. The agreement also provides the Company with an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company has simultaneously granted Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the dismissal of all pending litigation and released each other from all existing legal claims.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 3). During the three months ended March 31, 2005 the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
products. As a result of the partial termination, the license and related liability were reduced to €28 as of September 30, 2005 (see note 17).

6.	Grants
      The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying combined financial statements during the years ended September 30, 2004 and 2005, are as follows:

	2004	2005

Included in the combined statements of operations:
Research and development	25	16
Cost of sales	86	94

	111	110

Construction grants deducted from the cost of fixed assets	49	—
Deferred government grants (notes 20 and 22)	281	208

7.	Other operating expense, net
      Other operating expense, net for the years ended September 30, 2004 and 2005, is as follows:

	2004	2005

Antitrust related charges (note 31)	194	20
Other, net	—	(7)

	194	13

      Antitrust related charges refer to the settlement of an antitrust investigation by the U.S. department of Justice, related settlements with customers and a related ongoing investigation in Europe.

8.	Restructuring
      In 2004, Infineon announced restructuring measures aimed at reducing costs. As part of the restructuring, the Memory Products business terminated 31 employees, primarily as a result of relocating the Company’s Maskhouse operations from Munich to Dresden. This plan was completed in the 2005 financial year although lease termination costs related to the U.S. operations remain accrued at September 30, 2005.
      During the years ended September 30, 2004 and 2005, charges of €2 and €1, respectively, were recognized as a result of these restructuring initiatives. As of September 30, 2004 and 2005, restructuring liabilities were €2 and €2, respectively (see note 20).

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

9.	Income Taxes
      Income before income taxes and minority interests is attributable to the following geographic locations for the years ended September 30, 2004 and 2005:

	2004	2005

Germany	76	41
Foreign	39	61

Total	115	102

      Income tax expense for the years ended September 30, 2004 and 2005 is as follows:

	2004	2005

Current taxes:
Germany	42	27
Foreign	35	6

	77	33

Deferred taxes:
Germany	171	46
Foreign	(37)	7

	134	53

Income tax expense	211	86

      The Company’s statutory tax rate in Germany is 25%. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%.
      A reconciliation of income taxes for the years ended September 30, 2004 and 2005, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 39% for 2004 and 2005 is as follows:

	2004	2005

Expected expense for income taxes	44	40
Decrease (increase) in available tax credits	(5)	11
Non-taxable investment (income) loss	6	(21)
Foreign tax rate differential	(13)	(8)
Non deductible expenses and other provisions	51	3
Increase in valuation allowance	27	14
Losses for which no benefit has been provided for losses to be utilized by Infineon	98	43
Other	3	4

Actual expense for income taxes	211	86

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      Deferred income tax assets and liabilities as of September 30, 2004 and 2005 relate to the following:

	2004	2005

Deferred tax assets:
Intangible assets	—	23
Property, plant and equipment	99	45
Investments	10	10
Inventories	4	6
Trade accounts receivable	5	10
Accrued liabilities	19	16
Liabilities	60	14
Deferred income	108	69
Net operating loss and tax credit carry-forwards	124	87

Gross deferred tax assets	429	280
Valuation allowance	(45)	(59)

Deferred tax assets	384	221

Deferred tax liabilities:
Property, plant and equipment	(91)	(27)
Inventories	(4)	(2)
Trade accounts receivable	(8)	(6)
Accrued liabilities	(38)	(12)
Liabilities	(8)	(3)
Other items	(4)	(6)

Deferred tax liabilities	(153)	(56)

Deferred tax assets, net	231	165

      Net deferred income tax assets and liabilities are presented in the accompanying combined balance sheets as of September 30, 2004 and 2005 as follows:

	2004	2005

Deferred tax assets:
Current	71	49
Non-current	174	125
Deferred tax liabilities:
Non-current	(14)	(9)

Deferred tax assets, net	231	165

      Information regarding net tax loss carryforwards that will be retained by Infineon and not transferred to the Company at Formation has not been provided as the Company does not believe that such information is meaningful. Pursuant to the terms of the contribution agreement between the Company and Infineon, substantially all net operating losses generated and not utilized by the Company will be transferred to and retained by Infineon. As such, net deferred tax assets, reflecting valuation allowances calculated on a separate

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
return basis by the Company for losses it could not utilize, of €59 and €6 for the years ended September 30, 2004 and 2005, respectively, have been accounted for as equity transactions with Infineon.
      As of September 30, 2005 the Company had tax effected credit carryforwards of €28, that will be retained by the Company. Such tax credit-carryforwards are generally limited to be used by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual entity is entitled to the claim.
      Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. The assessment was based on the benefits that could be realized from available tax strategies, forecasted future taxable income and the reversal of temporary differences in future periods. As a result of this assessment, the Company has increased its deferred tax asset valuation allowance in those tax jurisdictions as of September 30, 2004 and 2005 to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.
      Included in the valuation allowance is an amount of €9 which will be utilized against goodwill and other intangible assets in the event of a future recovery of fully provided tax assets from acquisitions.
      On December 27, 2003, the German government enacted new tax legislation which limits the application of a German corporation’s tax loss carry-forwards to 60% of the annual taxable income of the corporation in any given year. The new legislation did not limit the length of the carry-forward period, which is still unlimited. For the Company, the new tax law was effective starting in the 2004 financial year. The new legislation resulted in additional current tax of €13 for the year ended September 30, 2004 and a reduction of the net deferred tax asset of €22.
      The changes in valuation allowance for deferred tax assets during the years ended September 30, 2004 and 2005 were the follows:

	2004	2005

Balance, beginning of the year	18	45
Applicable to continuing operations	27	14

Balance, end of the year	45	59

      The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2005, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
      The income tax (benefit) expense for the 2004 and 2005 financial years was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, was €0 for 2004 and €1 for 2005 respectively.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

10.	Earnings (Loss) Per Share
      In connection with the Formation, the ordinary shares outstanding were increased to 300,000,000 owned by Infineon (see note 33). Accordingly, all applicable references to the number of ordinary shares and per share information have been restated to reflect the 300,000,000 ordinary shares outstanding.
      The computation of basic and diluted EPS for the years ended September 30, 2004 and 2005 is a follows:

	2004	2005

Numerator —
Income (loss) available to ordinary shareholders	(79)	18

Denominator —
Weighted-average shares outstanding	300,000,000	300,000,000

Earnings (loss) per share (in euro):
Basic and diluted	(0.26)	0.06
      The Company did not have any potentially dilutive instruments outstanding for the years ended September 30, 2004 and 2005 (see note 24).

11.	Marketable Securities
      Marketable securities at September 30, 2004 and 2005 consist of the following:

	2004				2005

		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	Value	Gain	Loss	Cost	Value	Gain	Loss

Debt securities	1	1	—	—	—	—	—	—
Equity securities	1	1	—	—	1	1	—	—

Total marketable securities	2	2	—	—	1	1	—	—

Reflected as follows
Current assets	2	2	—	—	—	—	—	—
Non-current assets (note 17)	—	—	—	—	1	1	—	—

Total marketable securities	2	2	—	—	1	1	—	—

      Realized gains (losses), net are reflected as other non-operating income (expense), net and were as follows for the years ended September 30:

	2004	2005

Realized gains	4	—
Realized losses	(1)	—

Realized gains, net	3	—

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

12.	Trade Accounts Receivable, net
      Trade accounts receivable at September 30, 2004 and 2005 consist of the following:

	2004	2005

Third party — trade	472	445
Infineon group — trade (note 27)	1	8
Associated and Related Companies — trade (note 27)	2	4
Siemens group — trade (note 27)	2	1

Trade accounts receivable, gross	477	458
Allowance for doubtful accounts	(15)	(19)

Trade accounts receivable, net	462	439

      Activity in the allowance for doubtful accounts for the years ended September 30, 2004 and 2005 is as follows:

	2004	2005

Allowance for doubtful accounts, beginning of year	14	15
Provision for bad debt, net of recoveries	1	4

Allowance for doubtful accounts, end of year	15	19

13.	Inventories
      Inventories at September 30, 2004 and 2005 consist of the following:

	2004	2005

Raw materials and supplies	29	31
Work-in-process	270	261
Finished goods	69	192

Total inventories	368	484

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

14.	Other Current Assets
      Other current assets at September 30, 2004 and 2005 consist of the following:

	2004	2005

Grants receivable	74	78
Third party — financial and other receivables	22	35
VAT and other tax receivables	16	34
License fees receivable	—	19
Prepaid expenses	6	10
Financial instruments (note 29)	—	7
Employee receivables (note 27)	2	3
Associated and Related Companies — financial and other receivables (note 27)	1	1
Other	1	11

Total other current assets	122	198

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

15.	Property, Plant and Equipment, net
      A summary of activity for property, plant and equipment for the year ended September 30, 2005 is as follows:

		Technical	Other Plant
	Land and	Equipment	and Office	Construction
	Buildings	and Machinery	Equipment	in Progress	Total

Cost
September 30, 2004	655	3,997	920	413	5,985
Additions	20	223	58	625	926
Disposals	(3)	(71)	(38)	(3)	(115)
Reclassifications	34	40	—	(74)	—
Transfers	252	565	49	(866)	—
Transfers to Infineon, net	(157)	(1,414)	(228)	—	(1,799)
Foreign currency effects	19	49	5	(4)	69

September 30, 2005	820	3,389	766	91	5,066

Accumulated depreciation
September 30, 2004	(281)	(2,561)	(757)	—	(3,599)
Depreciation	(44)	(384)	(95)	—	(523)
Disposals	(1)	58	32	—	89
Transfers	—	4	(4)	—	—
Transfers to Infineon, net	119	901	190	—	1,210
Foreign currency effects	(2)	(21)	(4)	—	(27)

September 30, 2005	(209)	(2,003)	(638)	—	(2,850)

Book value
September 30, 2004	374	1,436	163	413	2,386

Book value
September 30, 2005	611	1,386	128	91	2,216

      On April 23, 2004, the Company announced plans to recommence the expansion of capacity at its Richmond, Virginia, plant, which involved the completion of construction and equipment installation for a 300mm manufacturing facility. The construction and qualification of the expanded facility was completed during the 2005 financial year and commercial production began during the fourth quarter of the 2005 financial year. The total investment in the expansion of the Richmond plant amounted to €787.
      Transfers to Infineon reflects the transfer of the DD200 facility to the Infineon Logic business effective October 1, 2004 (see note 4).

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

16.	Long-term Investments, net
      A summary of activity for long-term investments for the year ended September 30, 2004 and 2005, respectively is as follows:

	Investment in	Investment in
	Associated	Related
	Companies	Companies	Total

Balance at October 1, 2003	47	24	71
Additions	342	—	342
Capitalized interest	7	—	7
Impairments	—	(7)	(7)
Equity in losses	(16)	—	(16)
Gain on share issuance	2	—	2
Foreign currency effects	(1)	(1)	(2)

Balance at September 30, 2004	381	16	397
Additions	83	—	83
Disposals	—	(15)	(15)
Dividend payments	(1)	—	(1)
Capitalized interest amortization	(1)	—	(1)
Impairments	(6)	—	(6)
Equity in earnings	45	—	45
Reclassification	2	—	2
Foreign currency effects	40	—	40

Balance at September 30, 2005	543	1	544

      Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.
      The following Associated Companies as of September 30, 2005 are accounted for using the equity method of accounting (note 33):

Direct and
Indirect
Name of the Associated Company	Ownership

Hwa-Keng Investment Inc., Taipei, Taiwan (“Hwa-Keng”)	50.0%
Inotera Memories Inc., Taoyuan, Taiwan (“Inotera”)	45.9%
Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany (“AMTC”)	33.3%
Maskhouse Building Administration GmbH & Co. KG, Dresden, Germany (“BAC”)	33.3%
      The Company has accounted for these investments under the equity method of accounting due to the lack of unilateral control (see note 2). The above companies are principally engaged in the research and development, design and manufacture of semiconductors and related products. The shareholder agreements that govern the Company’s investments restrict, in most instances, the transferability of the shareholding from Infineon to the Company.
      On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera, held

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
directly and indirectly through the Company’s investment in Hwa-Keng Investment Inc.) to construct and operate a 300mm manufacturing facility in Taiwan. Pursuant to the agreements, the Company and Nanya had developed advanced 90nm and are still developing 75nm technology, the cost of which will be borne two-thirds by the Company and one-third by Nanya. The new 300mm manufacturing facility is funded by Inotera and employs the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in three phases. During the year ended September 30, 2004 Inotera completed the construction of the first phase and started mass production. The second and third phases are anticipated to be completed in the 2006 financial year. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to DRAM products. The agreement provides for the joint development of advanced 58nm production technologies for 300mm wafers, starting September 2005. The cost of the development is borne two-thirds by the Company and one-third by Nanya. The cooperation is an extension of the existing joint-development of 90- and 75nm production technologies and is expected to help each partner expand its position in the DRAM market while sharing development costs. The November 2002 agreement, as amended, entitles Nanya to receive from the Company or its then-existing foundry partners 60% of that amount of its foundry capacity that is in excess of the foundry capacity the Company receives as of December 2006. Nanya may also receive 50% of the Company’s foundry capacity for which it contracts after March 1, 2006 with new foundry partners. The Company’s obligation to provide foundry capacity is capped at one third of its total 90nm foundry capacity. In combination, the 2002 and 2005 agreements also entitle Nanya to receive from the Company or its foundry partners one third of its 75nm foundry capacity and one third of its 58nm foundry capacity. As of the date of this prospectus, the Company has not contracted for foundry capacity that would require it to cede capacity to Nanya under these agreements. The Company does not expect that any foundry capacity that it may be required to provide to Nanya will have a material adverse effect on its business, financial condition or results of operations. The 2002 and 2005 cooperative agreements will remain in force until the product and process technologies developed pursuant to the agreements have achieved required qualifications. The 2002 development agreement remains in effect until the date of completion of the last technical cooperation project, but may be terminated by either party upon a material breach of the other party, insolvency or bankruptcy of the other party, or the acquisition of at least half of the voting stock or control of the other party. The 2005 development agreement remains in effect at least until December 2007, at which point, if the goals of the cooperation project have not been completed, the parties agree to continue working for an additional 6 months and then discuss the extension of the timeframe for the project. The agreement may also be terminated by either party upon a material breach of the other party, insolvency or bankruptcy of the other party, or the acquisition of at least half of the voting stock or control of the other party. The joint venture agreement does not have a fixed term. It can be terminated by either party upon material breach by the other party of the agreement, the joint development agreement, the product purchase agreement or the ancillary know-how transfer agreement, upon bankruptcy or liquidation of the other party or if the other party’s share ownership in Inotera drops below 33.5%. The joint venture agreement is automatically terminated when one of the parties transfers or sells all of its shares in Inotera. Infineon assigned the agreements to the Company in connection with the Formation.
      The Company invested €342 and €83 in Inotera during the years ended September 30, 2004 and 2005, respectively. The investment includes interest capitalization of €7 and €6 during the years ended September 30, 2004 and 2005, respectively. During the year ended September 30, 2004, Inotera issued shares to employees which diluted the Company’s shareholding at that time while increasing its proportional share of Inotera shareholders’ equity by €2.
      On May 16, 2002, the Company entered into the AMTC joint venture with its partners Advanced Micro Devices, Inc., USA (“AMD”), and Toppan Photomasks, Inc., USA (formerly DuPont Photomasks Inc.)

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
(“Toppan”), with the purpose of developing and manufacturing advanced photo masks. In addition, the Company agreed to sell specified photomask equipment to Toppan, and entered into a long-term purchase agreement through 2011. Accordingly, as of September 30, 2005, €17 was deferred which is being recognized over the term of the purchase agreement. The purpose of BAC is acquisition, administration, and letting of real estate and corresponding facilities for the production of photo masks.
      The Company also maintains equity investments in Hwa-Keng, a Taiwanese company formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees, and BAC, a German company that owns the premises used by AMTC and Toppan Photomasks Germany.
      The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €7 and €6 for the years ended September 30, 2004 and 2005, respectively.
      Goodwill of €6 and €0 is included in the amount of long-term investments at September 30, 2004 and 2005, respectively.
      For the Associated Companies as of September 30, 2005, the aggregate summarized financial information for the years ended September 30, 2004 and 2005, respectively, is as follows:

	2004	2005

Sales	54	475
Gross (loss) profit	(6)	154
Net (loss) income	(45)	90

	2004	2005

Current assets	227	525
Non-current assets	1,012	1,923
Current liabilities	(205)	(329)
Non-current liabilities	(328)	(898)

Shareholders’ equity	706	1,221

17.	Other Assets
      Other non-current assets at September 30, 2004 and 2005 consist of the following:

	2004	2005

Intangible assets, net	86	157
Employee deferred compensation asset (note 27)	9	10
Prepaid expenses	—	4
Marketable securities (note 11)	—	1
Grants receivable	92	—
Notes receivable	3	—
Other	1	2

Total	191	174

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      A summary of activity for intangible assets for the years ended September 30, 2004 and 2005 is as follows:

		Other
	Goodwill	Intangibles	Total

Cost
September 30, 2004	93	12	105
Additions	—	41	41
Disposals (note 5)	—	(34)	(34)
Acquisitions (note 3)	7	58	65
Foreign currency effects	1	—	1

September 30, 2005	101	77	178

Accumulated amortization
September 30, 2004	(13)	(6)	(19)
Amortization	—	(5)	(5)
Disposals	—	3	3

September 30, 2005	(13)	(8)	(21)

Intangible assets, net as of September 30, 2004	80	6	86

Intangible assets, net as of September 30, 2005	88	69	157

      The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2006 €9; 2007 €9; 2008 €9; 2009 €7; 2010 €7.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture, the Company was granted a license for the use of Saifun NROM® technologies of €58 (see note 3), for half of which the Company exercised a termination option (see note 5). The remaining license of €28 is being amortized over the expected useful life of the related technologies of ten years.
      In March 2005, the Company and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio. The license of €37 is being amortized over the expected useful life of the related technologies of ten years.

18.	Trade Accounts Payable
      Trade accounts payable at September 30, 2004 and 2005 consist of the following:

	2004	2005

Third party — trade	449	422
Infineon group — trade (note 27)	18	31
Associated and Related Companies — trade (note 27)	15	64
Siemens group — trade (note 27)	6	2

Total	488	519

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

19.	Accrued Liabilities
      Accrued liabilities at September 30, 2004 and 2005 consist of the following:

	2004	2005

Personnel costs	83	69
Settlement for antitrust related matters (note 31)	67	31
Warranties and licenses	8	3
Other	27	19

Total	185	122

      On September 15, 2004 the Company entered into a plea agreement with the United States Department of Justice in connection with its antitrust investigation (see note 31) and agreed to pay a fine aggregating $160 million over a five-year period. The amount due within one year as of the balance sheet date is included in accrued and other current liabilities (see note 20), and the remaining long-term portion is reflected as other non-current liabilities (see note 22). As a result of this agreement and other anti-trust related investigations and settlements (see note 31), the Company charged other operating expenses with an aggregate of €194 and €20 during the years ended September 30, 2004 and 2005, respectively (see note 7).

20.	Other Current Liabilities
      Other current liabilities at September 30, 2004 and 2005 consist of the following:

	2004	2005

Deferred government grants (note 6)	90	70
VAT and other taxes payable	120	33
Payroll obligations to employees	34	31
Settlement for anti-trust related matters (notes 19 and 31)	—	31
Other deferred income	35	13
Infineon group — financial and other (note 27)	10	6
Financial instruments (note 29)	3	4
Restructuring (note 8)	2	2
Associated and Related Companies — financial and other (note 27)	1	—
Other	5	10

Total	300	200

      Other deferred income includes amounts relating to license income (see note 5) and deferred revenue. The non-current portion is included in other liabilities (see note 22).

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

21.	Debt
      Debt at September 30, 2004 and 2005 consists of the following:

	2004	2005

Short-term debt:
Loans from Infineon, weighted average rate 2.53%	83	524
Loans payable, weighted average rate 4.50%	18	—
Current portion of long-term debt	450	—

Total short-term debt and current maturities	551	524

Long-term debt:
Unsecured term loan payable to bank, rate 2.58%, due 2013	—	80
Notes payable to governmental entity, rate 3.18%, due 2027	27	28

Total long-term debt	27	108

      Short-term loans consist primarily of borrowings from Infineon under the terms of short-term borrowing arrangements for investing and financing activities, which are unsecured and mature at various dates over the twelve months subsequent to September 30, 2005. Short-term loans payable, representing working capital advances to the Company’s flash memory subsidiaries, in the amount of €18 as of September 30, 2004, were forgiven by the selling shareholder as part of the acquisition of the minority interest in Flash (see note 3).
      A €450 syndicated credit facility relating to the expansion of the Dresden manufacturing facility, which was fully drawn as of September 30, 2004 and had been reported under current portion of long-term debt, was repaid as of September 30, 2005 through a short-term loan from Infineon.
      A €124 non-recourse project financing facility for the expansion of the Porto, Portugal manufacturing facility was executed in May 2005. At September 30, 2005 an amount of €80 has been drawn under this facility. The Company anticipates satisfying the repayment schedule, which begins in 2008 and ends in 2013, from available funds.
      Aggregate amounts of debt maturing subsequent to September 30, 2005 are as follows:

Year Ending September 30,	Amount

2006	524
2007	—
2008	13
2009	13
2010	13
Thereafter	69

Total debt	632

      The Memory Products business has historically relied on Infineon for their financing and capital requirements. The operations and capital requirements of the Memory Products business have historically been financed through cash from Infineon and investments by and advances from Infineon. Subsequent to the Formation, the Company anticipates establishing its own credit facilities and incurring its own external debt and using proceeds from potential equity offerings to finance its operations and capital requirements.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

22.	Other Liabilities
      Other non-current liabilities at September 30, 2004 and 2005 consist of the following:

	2004	2005

Deferred government grants (note 6)	191	138
Settlement for antitrust related matters (note 31)	109	88
Minority interest	38	81
Pension liabilities (note 28)	17	29
Deferred income	3	22
Other	48	54

Total	406	412

      On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. The capital invested by CSVC earns an annual return and has a liquidation preference. All accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has consolidated 100% of the results of operations of the joint venture from inception, although the capital invested and annual return of the minority investor is reflected as minority interest.

23.	Ordinary Share Capital
      Prior to the Formation, Qimonda AG was initially capitalized with issued share capital of €0.05 divided into 50,000 individual registered shares with an aggregate nominal value of €0.05 (see note 33).

Authorized Share Capital
      Under the German Stock Corporation Act (Aktiengesetz), a stock corporation’s shareholder can authorize the management board to issue shares in a specified aggregate nominal amount up to 50% of the issued share capital at the time the resolution is passed. The shareholders’ authorization may extend for a period of no more than five years.

Dividends
      Under German Commercial Code (HGB), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the ultimate parent (Qimonda AG), as determined in accordance with the HGB. All dividends must be approved by shareholders.

24.	Stock-based Compensation

Infineon Stock Option Plans
      In periods prior to the Formation, certain of the Company’s employees were granted Infineon stock options as Infineon employees pursuant to Infineon’s stock option plans. The aggregate number of such options outstanding were 10.4 million and 11.6 million (of which 3.9 million and 5.6 million were exercisable) as of September 30, 2004 and 2005, respectively. At present, if such options are exercised, the employees are to be given Infineon shares in exchange for payment of the exercise price to Infineon. Accordingly, such options do not represent potential dilutive instruments to the Company.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Fair value disclosures
      As described in note 2, Infineon applies APB Opinion 25 and its related interpretations to account for stock-based compensation. SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the options at the grant date calculated through the use of option pricing models. Infineon estimated the fair value of each option grant at the date of grant using a Black-Scholes option-pricing model on a weighted-average basis to be euro 5.91 and euro 4.05 for the years ending September 30, 2004 and 2005, respectively, based on a single-option valuation approach with forfeitures recognized as they occur.
      If the Company had accounted for stock option grants under the Infineon plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provisions of SFAS No. 148 for the years ended September 30:

	2004	2005

Net (loss) income:
As reported	(79)	18
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14)	(9)

Pro forma	(93)	9

      As noted above, options on Infineon stock do not represent potential dilutive instruments for Qimonda AG and accordingly, they have no impact on diluted earnings (loss) per share.

Company Stock Option Plan
      Currently the Company does not have a stock-based compensation plan, but intends to establish one subsequent to the Formation. The terms and conditions of such a plan have not yet been established.

25.	Other Comprehensive Loss
      The changes in the components of other comprehensive income (loss) for the years ended September 30, 2004 and 2005 are as follows:

	2004			2005

		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Unrealized (losses) gains on securities:
Reclassification adjustment for losses (gains) included in net income (loss)	(8)	—	(8)	—	—	—

Net unrealized (losses) gains	(8)	—	(8)	—	—	—
Additional minimum pension liability	—	—	—	(2)	1	(1)
Foreign currency translation adjustment	(35)	—	(35)	45	—	45

Other comprehensive (loss) income	(43)	—	(43)	43	1	44
Accumulated other comprehensive income (loss) — beginning of year	(68)	—	(68)	(111)	—	(111)

Accumulated other comprehensive income (loss) — end of year	(111)	—	(111)	(68)	1	(67)

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

26.	Supplemental Cash Flow Information

	2004	2005

Cash paid for:
Interest	37	22
Income taxes	77	36
Operating activities:
Cash received for tax-free government grants	65	17
Non-cash financing activities:
Distribution to Infineon	—	(374)
Deferred tax assets retained by Infineon	(59)	(6)
      The historical net book value of DD200 of €374 transferred from the Company to the Logic business of Infineon is reflected as a non-cash equity transaction as of the October 1, 2004 transfer date (see note 4).
      Deferred tax assets related to tax loss carryforwards, net of valuation allowance, or tax credits that will be retained by Infineon and not transferred to the Company at the Formation of €59 and €6 as of September 30, 2004 and 2005 are reflected as non-cash decreases to business equity in the accompanying combined financial statements.

27.	Related Parties
      The Company has transactions in the normal course of business with Infineon Group Companies, Siemens group companies (note 33) and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.
      Related Party receivables at September 30, 2004 and 2005 consist of the following:

	2004	2005

Current:
Infineon group — trade (note 12)	1	8
Associated and Related Companies — trade (note 12)	2	4
Siemens group — trade (note 12)	2	1
Associated and Related Companies — financial and other (note 14)	1	1
Employee receivables (note 14)	2	3

Total Related Party receivables	8	17

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      Related Party payables at September 30, 2004 and 2005 consist of the following:

	2004	2005

Infineon group — trade (note 18)	18	31
Associated and Related Companies — trade (note 18)	15	64
Siemens group — trade (note 18)	6	2
Infineon group — financial and other (note 20)	10	6
Associated and Related Companies — financial and other (note 20)	1	—

Total Related Party payables	50	103

      Related Party receivables and payables have been segregated first between amounts owed by or to Infineon group companies, Siemens group companies and companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrued interest at interbank rates.
      Transactions with Related Parties during the years ended September 30, 2004 and 2005, include the following:

	2004	2005

Sales to Related Parties:
Siemens group companies	9	3
Infineon group companies	83	—
Associated and Related Companies	4	1

	96	4

Purchases from Related Parties:
Siemens group companies	22	13
Infineon group companies	—	265
Associated and Related Companies	23	247

	45	525

      Sales to Infineon during the year ended September 30, 2004 related to the DD200 facility which was transferred to Infineon effective October 1, 2004 (see note 4). Purchases from Infineon during the year ended September 30, 2005 are principally related to products purchased from DD200 facility. These purchase are on the basis of Infineon’s cost plus a margin.

	2004	2005

Interest income from (expense to) Infineon group companies:
Interest income from Infineon group companies	21	40
Interest expense to Infineon group companies	(21)	(34)

	—	6

      Purchases from Siemens group companies primarily include purchases of fixed assets and rent payments.
      Prior to the Formation, Infineon provided services to and incurred costs on behalf of the Company. The costs of such services, including administrative services, management information services, employee benefit

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
administration, legal administration, insurance, tax services, treasury services, and accounting and reporting, have been allocated to the Company. These allocations are explained in note 1. As part of the Formation the Company anticipates entering into various service level agreements with Infineon for the provision of these services in the future. Costs related to the Formation will be borne in part by the Company. Subsequent to the Formation, amounts due from/to Infineon arising from transactions subsequent to that date will be recorded within related party receivables or payables, respectively, as these amounts will be settled in cash.

28.	Pension Plans
      The Company’s employees participate in the pension plans of Infineon. Infineon has defined benefit pension plans in Germany (“Domestic Plans”) and in other countries (“Foreign Plans”). The pension costs and liabilities included in the accompanying financial statements and presented below represent the portion of the Infineon pension costs and liabilities that relate to the Company’s employees participating in the respective Infineon pension plans.
      Infineon’s pension plans are partially funded by pension plan assets contributed by Infineon. Since Infineon’s pension plan assets fund the total pension liability as a whole and not individual pension claims, a pro-rata portion of the Infineon pension assets in relation to the Infineon projected benefit obligation were allocated as plan assets for purposes of the accompanying financial statements. The Company’s employees continue to participate in the Infineon plans until such time as separate Qimonda pension plans are established. As part of the Formation, it is anticipated that the pension plan liabilities will be transferred to the Company from Infineon together with plan assets in the above relation.
      Infineon’s plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is June 30.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      Information with respect to Infineon’s pension plans, which relate to the Company’s employees for the years ended September 30, 2004 and 2005 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2004		2005

	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Accumulated benefit obligations end of year	(31)	(3)	(49)	(4)

Change in projected benefit obligation
Projected benefit obligations beginning of year	(31)	(7)	(39)	(5)
Service cost	(3)	(1)	(3)	(1)
Interest cost	(2)	—	(2)	—
Actuarial losses	(1)	—	(4)	—
Disposal of plan	—	4	7	—
Plan transfer	(2)	(1)	(14)	—
Plan amendments	—	—	(4)	—

Projected benefit obligations end of year	(39)	(5)	(59)	(6)

Change in fair value of plan assets:
Fair value at beginning of year	16	4	22	3
Contributions and transfers	4	(1)	6	—
Actual return on plan assets	2	—	3	—

Fair value at end of year	22	3	31	3

Funded status	(17)	(2)	(28)	(3)
Unrecognized actuarial loss	2	—	4	—

Net liability recognized	(15)	(2)	(24)	(3)

      The above net liability is recognized as follows in the accompanying combined balance sheets as of September 30:

	2004		2005

	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Accumulated other comprehensive income	—	—	2	—
Accrued pension liabilities (note 22)	(15)	(2)	(26)	(3)

Net liability recognized	(15)	(2)	(24)	(3)

      Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows:

	2004		2005

	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Projected benefit obligation	39	6	59	6
Fair value of plan assets	22	3	31	3
Accumulated benefit obligations	31	3	49	4
Fair value of plan assets	22	3	31	3

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2004		2005

	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Discount rate	5.8%	5.6%	4.5%	4.9%
Rate of compensation increase	3.0%	4.5%	2.5%	3.6%
Projected future pension increases	1.3%	2.2%	1.3%	1.7%
Expected return on plan assets	6.8%	7.0%	7.3%	6.4%
      Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company’s long-term obligation.

Investment strategies
      The investment approach of Infineon’s pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. Infineon’s pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Expected long-term rate of return on plan assets
      Establishing the expected rate of return on pension assets requires judgment. Infineon’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time, the types of investment classes in which pension plan assets are invested, long-term investment strategies, as well as the expected compounded return Infineon can reasonably expect the portfolio to earn over appropriate time periods.
      Infineon reviews the expected long-term rate of return annually and revises it as appropriate. Also, Infineon periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

Plan asset allocation
      For periods prior to Formation a portion of the Infineon pension plan assets have been allocated to the Company based on the proportion of the Company’s projected benefit obligation to the total Infineon projected benefit obligation.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      As of September 30, 2004 and 2005 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2004		2005		Targeted Allocation

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Equity securities	45%	55%	44%	51%	45%	60%
Debt securities	46%	35%	51%	35%	52%	40%
Other	9%	10%	5%	14%	3%	0%

Total	100%	100%	100%	100%	100%	100%

      The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e. net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in Infineon shares.
      The components of net periodic pension cost for the years ended September 30, 2004 and 2005 are as follows:

	2004		2005

	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Service cost	(3)	(1)	(3)	(1)
Interest cost	(2)	—	(2)	—
Expected return on plan assets	1	—	2	—

Net periodic pension cost	(4)	(1)	(3)	(1)

      The prior service costs relating to the pension plans are amortized in equal amounts over the expected years of future service of each active employee who is expected to receive benefits from the pension plans.
      Unrecognized gains or losses are included in the net pension cost for the year if, as of the beginning of the year, the unrecognized net gains or losses exceed 10% of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.
      Actuarial losses amounted to €1 and €4 for the years ended September 30, 2004 and 2005, respectively. The increase in actuarial losses in the 2005 financial year was primarily the result of the reduction of the discount rate used to determine the benefit obligation and new mortality tables used in the actuarial calculations for the domestic plans.
      In 2000, Infineon established the Infineon Technologies Pension Trust e.V. (the “Pension Trust”) for the purpose of funding future pension benefit payments for employees in Germany in order to reduce its exposure to certain risks associated with defined benefit plans. Infineon contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87 “Employers’ Accounting for Pensions”, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities. These plan assets have been allocated to the Memory Products business in the accompanying financial statements on a pro rata basis according to the projected benefit obligation in each respective year.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five financial years and thereafter are as follows:

	Domestic	Foreign
Years Ending September 30,	Plans	Plans

2006	1	—
2007	1	—
2008	1	—
2009	1	—
2010	2	—
2011-2015	11	2
      During the year ended September 30, 2002, the Company established a deferred savings plan for its German employees, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €1 and €2 as of September 30, 2004 and 2005, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.
      The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of less than €1 for each of the years ended September 30, 2004 and 2005. The net liability recognized in the accompanying balance sheet was €0 and €1 as of September 30, 2004 and 2005.

29.	Financial Instruments
      Prior to the Formation the financial instruments of the Company refer to those financial instruments that have been specifically identified with the Memory Products business. These financial instruments include foreign currency forward contracts. Derivatives that Infineon has entered into for group or corporate purposes have not been allocated to the Memory Products business for purposes of the accompanying financial statements because there is no reasonable allocation basis. After Formation the Company anticipates to enter into its own financial instruments for hedging purposes. Since Infineon evaluates its foreign currency exposure on a group basis, the derivatives it has entered into to mitigate its group risk may not necessarily be reflective of the derivatives the Company would have entered into as a stand-along company.
      The objective of these transactions is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2004 and 2005 are as follows:

	2004		2005

	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value

Forward contracts sold
U.S. dollar	99	(2)	42	2
Japanese yen	41	(1)	34	—
Forward contracts purchased:
U.S. dollar	25	—	122	1
Japanese yen	5	—	—	—
Malaysian Ringgit	—	—	11	—
Other currencies	2	—	16	—

Fair value, net		(3)		3

      Gains and losses on derivative financial instruments included in determining net income (loss), with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense), were as follows for the years ended September 30:

	2004	2005

Losses from foreign currency derivatives:
Cost of sales	(7)	(1)

Gains (losses) from foreign currency transactions:
Cost of sales	9	—
Other non-operating (expense) income	(7)	18

	2	18

Net (losses) gains from foreign currency derivatives and transactions	(5)	17

      Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair values of the Company’s cash and cash equivalents, receivables, related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 11).

30.	Risks
      Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures, as well as comprehensive credit evaluations for all customers. The credit risk with respect to cash equivalents and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      In order to remain competitive, the Company must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.
      Due to the high-technology nature of the Company’s operations, intellectual property is an integral part of the Company’s business. The Company has intellectual property which it has self-developed, purchased or licensed from third parties. The Company is exposed to infringements by others on such intellectual property rights. Conversely, the Company is exposed to assertions by others of infringement by the Company of their intellectual property rights.
      The Company, through its use of third-party foundry and joint venture arrangements, uses a significant portion of manufacturing capacity that is outside of its direct control. As a result, the Company is reliant upon such other parties for the timely and uninterrupted supply of products and is exposed, to a certain extent, to fluctuations in product procurement cost.
      As a subsidiary of Infineon, the Company benefits under a number of patent cross-licenses, technology licenses and purchasing agreements. The benefits of such agreements would be lost if Infineon’s ownership were to fall below 50%. The Company anticipates negotiating certain replacement contracts with third parties related to such patents. There is no assurance that the Company will be able to successfully negotiate such replacement contracts at all or on similar terms. If the Company is unable to do so, it could have a material adverse impact on its business and results of operations.
      As part of the Formation, certain agreements, including licensing, purchasing and shareholding, and investments of Infineon relating to the Company’s business may not be transferable to the Company or restrictions may exist that prolong the ownership transfer which may adversely affect our business or operating results. For example, Infineon must obtain the prior written consent of the other investor in Infineon Technologies Suzhou Co., Ltd. and other approvals from Chinese authorities before its ownership interest can be transferred to the Company.
      The Company has established policies and procedures which serve as business conduct guidelines for its employees. Should these guidelines not be adhered to, the Company could be exposed to risks relating to wrongful actions by its employees.
      After the Formation, the Company will not be legally bound to collective bargaining agreements of the employer association to which Infineon belongs. The terms and conditions of those agreements will remain valid for those employees who were employed by the Company as of the Formation, until new agreements are negotiated.
      However, as part of an agreement with the workers’ council, the Company agreed to apply the same conditions to its employees as those to which Infineon is bound through wage agreements entered until July 30, 2008. Approximately 700 of the Company’s employees are covered by these regulations.
      The Company intends to negotiate a new agreement with the workers’ council. There is no assurance that the Company will be able to successfully negotiate such replacement contracts at all or on similar terms. If the Company is unable to do so, work stoppages are possible which could have a material adverse impact on its business and results of operations.
      During the year ended September 30, 2004 the Company had one customer with 21% who accounted for more than 10% of net sales. During the year ended September 30, 2005 the Company had that customer with 19% and one other customer with 14% which individually accounted for more than 10% of the Company’s net sales.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

31.	Commitments and Contingencies

Contribution from Infineon
      The contingencies below are to be assigned to the Company pursuant to the contribution agreement between Infineon and the Company in connection with the Formation (see note 33).
      The contribution agreement between Infineon and the Company includes the following specific allocation to Qimonda with respect to claims or lawsuits arising after the Formation, even if the events giving rise to the claims or lawsuits occurred prior to the Formation:

•	liabilities arising from patent lawsuits relating to DRAM products; and

•	liabilities arising from patent infringement suits relating to memory products.

Litigation
      In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the Department of Justice (“DOJ”) in connection with its ongoing investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between Infineon and the DOJ, subject to Infineon’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from Infineon.
      Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. affiliate and other DRAM suppliers.
      Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (the Direct U.S. Purchaser Putative Class). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.
      In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pretrial proceedings as part of a Multi District Litigation (MDL). In October 2003 and June 2005, the plaintiffs filed amended complaints, which together allege that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002.
      In September 2005, Infineon and its affiliate entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement) and has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ. The court has scheduled the trial to begin on February 26, 2007. Under the terms of the settlement agreement, Infineon agreed to pay approximately $21 million. The Company recorded a corresponding charge to other operating

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
expense during the year ended September 30, 2005 (see note 33). In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect this amount to have a material adverse effect on its financial condition or results of operations. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement is scheduled for September 6, 2006.
      On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Neither Infineon entity has yet been served. Both of these complaints were filed in the Northern District of California, and have been made part of the MDL described above. The time period for putative class members to opt out of the Direct U.S. Purchaser Class settlement had not yet passed, so the Company does not yet know whether these two plaintiffs will be included in the Direct U.S. Purchaser Class settlement.
      Sixty-four additional cases (including a lawsuit filed in the Eastern District of Pennsylvania discussed separately below) were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.
      Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the multi-district litigation described in the preceding paragraph. After this transfer, the plaintiffs dismissed two of the transferred state court cases. Two additional transferred state court cases were subsequently remanded back to their relevant state courts. Nineteen of the 23 transferred cases are currently pending in the multi-district litigation. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. The plaintiffs in the indirect purchaser cases outside California have agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the multi-district pretrial proceedings. Infineon intends to defend itself vigorously in the indirect purchaser cases.
      A lawsuit filed on May 5, 2005 in the Eastern District of Pennsylvania, purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal. No briefs have yet been filed, and no hearing date has yet been scheduled on the appeal. Infineon intends to defend itself vigorously if the court of appeals remands this lawsuit.
      In November 2005, Infineon and its principal U.S. subsidiary entered into an agreement with the attorney general of the State of California tolling until June 15, 2006 any applicable time periods within which California and numerous other state attorneys general must file claims arising from their investigation of

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
alleged antitrust violations in the DRAM industry. Infineon’s principal U.S. subsidiary has also received civil investigative demands and subpoenas from the attorneys general of the States of Washington, New York, New Jersey, Minnesota and Florida requesting documents and other information relating to their investigations, and Infineon’s U.S. subsidiary has provided documents and information in response to those requests.
      In April 2003, Infineon received a request for information from the European Commission (the Commission) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM ICs. Infineon reassessed the matter after its plea agreement with the DOJ and recorded an accrual during the 2004 financial year for an amount representing the probable minimum fine to be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of the actual fine. Infineon is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised Infineon’s U.S. subsidiary that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No compulsory process (such as subpoenas) has been commenced. Infineon is cooperating with the Competition Bureau in its inquiry.
      Between December 2004 and February 2005 putative class proceedings were filed in the Canadian provinces of Quebec, Ontario and British Columbia against the company, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. Infineon intends to defend itself vigorously against these proceedings.
      Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its then-current and former officers (of which one officer was subsequently dropped and one is currently the chairman of the Company’s Supervisory Board) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s U.S. affiliate and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its affiliate and the two Infineon officers filed motions to dismiss the consolidated amended complaint. Infineon believes these claims are without merit and is vigorously defending itself in this action. Because this action is in its initial stages, Infineon is unable to provide an estimate of the likelihood of an unfavorable outcome to it or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable or if Infineon incurs substantial legal fees in defending this action, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carrier has denied coverage with respect to Infineon and the two officers that are still defendants in the class action and Infineon filed suit against the carrier in December 2005.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that Infineon was violating eleven DRAM-related U.S. patents of MOSAID. In December 2002, Infineon and Infineon Technologies North America Inc. filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that they were not violating these patents. On February 7, 2003, MOSAID filed counterclaims seeking damages for the alleged patent infringement. On April 1, 2005, the U.S. District Court for the District of New Jersey issued a summary judgment order that Infineon’s products did not infringe most of MOSAID’s asserted claims. On February 9, 2006, MOSAID filed a notice of appeal with respect to those patent claims on which the court had granted summary judgment of non-infringement. On April 6, 2005, MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas alleging infringement of additional MOSAID patents.
      In March 2005, Tessera Inc. (Tessera) filed a lawsuit against Infineon and one additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that some of Infineon’s products were infringing five Tessera patents. In April 2005, Tessera amended its complaint to allege that Infineon and its co-defendant violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus’ RDRAM chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips. A trial has been scheduled for August 2006.
      In March 2005, Infineon reached an agreement with Rambus Inc., settling all claims between them and licensing the Rambus patent portfolio for use in current and future Infineon products. Rambus has granted to Infineon a worldwide license to existing and future Rambus patents and patent applications for use in Infineon memory products. In exchange for this worldwide license, Infineon agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Infineon would be required to make additional quarterly payments which may total an additional $100 million. Because Rambus’ ability to conclude the agreements is not within the Company’s control, the Company is not able to estimate whether additional payment obligations may arise. The agreement also provides Infineon an option for acquiring certain other licenses. All licenses provide for Infineon to be treated as a “most-favored customer” of Rambus. Infineon has simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. These contingencies were assigned to the Company pursuant to the contribution agreement the Company entered into with Infineon in connection with the carve-out.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2005, the Company had accrued liabilities in the amount of €144 related to the DOJ and European anti-trust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the other matters described above. As of September 30, 2005, no further amounts had been accrued in respect of the other proceedings described above, including the securities class actions. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in significant financial liability to, and other adverse effects on, Infineon, and most likely the Company, which would have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Irrespective of the validity or the successful assertion of the

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on the Company’s results of operations, financial condition and cash flows. An adverse final resolution in the Tessera lawsuit could result in our being forced to refrain from selling substantially all of our DRAM products in certain markets, seek to develop non-infringing technology, which may not be feasible, license the underlying technology upon economically unfavorable terms and conditions and/or pay damages for prior use of the Tessera technology at issue. Any of these results may have a material adverse effect on the Company’s business, financial condition and results of operations.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. Infineon has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on its financial condition, although the final resolution of such matters could have a material adverse effect on its results of operations or cash flows in the year of settlement.

Contractual Commitments
      The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2005(1)(2):

		Payments Due to Period

		Less than					After
	Total	1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years

Contractual commitments:
Operating lease payments(3)	118	12	12	10	9	9	66
Unconditional purchase commitments	759	607	86	9	9	9	39
Other long-term commitments	138	46	46	46	—	—	—

Total Commitments	1,015	665	144	65	18	18	105

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2005. Purchases under these arrangements aggregated approximately €520 for the year ended September 30, 2005.

(3)	Operating lease payments include amounts allocated from Infineon for lease payments. Premises currently occupied by the Company that are leased by Infineon are expected to be the subject of a sublease agreement between Infineon and the Company at Formation.
      In December 2002, the Company and Semiconductor Manufacturing International Corporation (“SMIC”) entered into a technology transfer and capacity reservation agreement. In exchange for the technology transfer, SMIC will reserve specified capacity over a five-year period, with product purchases based on a market price formula. In 2004 the parties amended their agreement to include next generation technology.
      The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers for the manufacturing and testing of semiconductor products. These agreements generally

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
are greater than one year in duration and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based, in part, on market prices. The Company anticipates entering into a product purchase agreement with Infineon from the Formation through the 2007 financial year related to the DD200 facility on the basis of Infineon’s cost plus a margin.
      Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices.

Other Contingencies
      The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2005(1):

		Expirations by Period

		Less than					After
	Total	1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years

Maximum potential future payments:
Guarantees(2)	172	95	4	23	5	—	45
Contingent government grants(3)	409	50	59	110	24	43	123

Total contingencies	581	145	63	133	29	43	168

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued by the parent company for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG are expected to be transferred to the Company as part of the Formation.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.
      Infineon subsidiaries expected to be transferred to the Company as part of the Formation have received government grants and subsidies related to the construction and financing of certain of their production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2005, a maximum of €409 of these subsidies could be refundable.
      The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition.

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
      A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2005 is as follows:

2005

Balance as of October 1, 2004	—
Accrued during the year, net	3
Settled during the year	(2)
Balance as of September 30, 2005	1
      The Company has agreed to indemnify Infineon for retirement obligations related to premises leased by Infineon and currently occupied by the Company in the amount of €1.

32.	Operating Segment and Geographic Information
      The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. The accounting policies applied for segment reporting are substantially the same as described in the summary of significant accounting policies (see note 2).
      The Company’s Management Board, consisting of its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, has been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the business and assesses the Company’s performance on a functional and project basis. Only combined operating results of the Company are regularly presented to the CODM to make such decisions. Furthermore, the CODM does not evaluate performance or review asset information by product line on a regular basis, except that the CODM is provided information regarding certain inventories on a product basis. Accordingly, the Company has one operating segment, Memory Products, which is also its reportable segment, consistent with the manner in which financial information is internally reported and used by the CODM for purposes of evaluating business performance and allocating resources.
      The Memory Products segment derives revenue principally from the sale of integrated circuits that have the capacity to store digital information (memory) which the Company manufactures using its patented technology.
      Prior to the Formation, the Company operated as a segment of Infineon. Following the Formation, the Company continues to be reported as an operating segment of Infineon, although its operations are contained in a stand-alone legal entity. Segment information is presented for all periods presented, including periods prior to the Formation, consistent with the current organization structure.
      The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30:

	2004	2005

Net sales:
Germany	398	232
Other Europe	342	332
North America	1,135	1,067
Asia/ Pacific	1,001	1,091
Japan	131	102
Other	1	1

Total	3,008	2,825

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

	2004	2005

Property, plant and equipment:
Germany	1,519	804
Other Europe	138	175
North America	604	1,082
Asia/Pacific	125	155

Total	2,386	2,216

      Revenues from external customers are based on the customers’ billing location.
      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the combined Company’s business and to evaluate and report performance as part of the Infineon Group. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management uses a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of the Company.
      EBIT is determined as follows from the combined statements of operations, without adjustment to the U.S. GAAP amounts presented:

	2004	2005

Net (loss) income	(79)	18
Adjust: Income tax expense	211	86
Interest expense, net	30	7

EBIT	162	111

      The above EBIT results differ from the Memory Products segment results previously reported by Infineon, primarily due to allocations of Infineon corporate expenses (reported by Infineon as part of its Corporate and Reconciliation segment), since they arise from corporate directed decisions not within the direct control of segment management, which have been reallocated to the Company for purposes of preparing the accompanying financial statements on a stand-alone basis.
33. Subsequent Events
      Effective October 1, 2005, the Company transferred to Infineon its product development company in France with a net book value of €10. This non-cash transaction will be reflected as a reduction to business equity.
      On May 10, 2006 the US District Court for the Northern District of California provisionally approved the settlement agreement related to the Direct U.S. Purchaser Class (see note 31).
      On March 17, 2006 Inotera successfully completed an initial public offering (“IPO”) on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO,

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4% while its proportional share of Inotera’s equity increased by approximately €30, which gain the Company will reflect as part of other non-operating income during the three months ended June 30, 2006.
      On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400 million common shares) which are traded on the Euro MTF market and represent 14.8% of its outstanding share capital before the offering, for an issuance price of NT$33 per common share. As a result, the Company’s ownership interest was diluted to 36.0% while its proportional share of Inotera’s equity increased by an estimated amount of approximately €40, which gain the Company will reflect as part of non-operating income during the three months ending September 30, 2006.
      In connection with the carve-out, Infineon and Qimonda entered into a trust agreement under which Infineon holds the Inotera shares in trust for the Company until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to the Company as and when the transfer restrictions expire or the Company receives the exemption from the lock-up.
      If Infineon were to reduce its shareholding in the Company to a minority level before the earlier of the fifth anniversary of its carve-out from Infineon and the achievement of early mass production using 58nm process technology at its manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require Qimonda to transfer these Inotera shares to Infineon. The Company agreed with Infineon that, in this event, it would transfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for Qimonda until they could be transferred back to the Company.
      In March 2006, the Company and Infineon started negotiations regarding the potential future purchase of certain manufacturing-related assets of DD200 starting in the 2008 financial year with an expected net book value of €17. If the parties do not reach agreement on this purchase, Infineon and the Company have already agreed in principle that they will share any potential restructuring costs arising in connection with Module 1 of DD 200 equally. In addition, the Company anticipates entering into a product purchase agreement with Infineon through the 2007 financial year based on Infineon’s cost plus a margin.
      On March 31, 2006, the Company publicly announced its name will be Qimonda.
      On April 3, 2006, Siemens disposed of its remaining shareholding in Infineon. Transactions between the Company and Siemens will subsequently no longer be reflected as related party transactions (see note 27).
      On May 1, 2006 Infineon contributed its Memory Products business to Qimonda pursuant to a contribution agreement.
      The contribution agreement includes provisions pursuant to which the Company agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incompleted transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the Memory Products business that were transferred to it as part of the Formation. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims (see note 31) and potential restructuring costs arising in connection with Module 1 of DD200 (as described above). With the exception of the securities and certain patent infringement and antitrust claims identified in note 31, the Company is obligated to indemnify Infineon against any liability arising in connection with the claims described in that section. The Company has agreed to indemnify Infineon for 60 percent of any license fee payments (which may be substantial) to which Infineon may agree in connection with ongoing negotiations relating to licensing and cross-licensing arrangements with a small number of third parties. These payments could be substantial and could remain in effect for lengthy periods. The Company’s operations in Japan and Korea are to be held for its benefit by Infineon and are to be transferred to the Company as soon as practicable. In addition, as noted above, the Company’s investment in

QIMONDA AG AND SUBSIDIARIES
Notes to the Combined Financial Statements — (Continued)
(euro in millions, except where otherwise stated)
Inotera is held in trust by Infineon. The Company’s investment in AMTC is intended to be transferred by Infineon after approval by the other shareholders in the venture. As of May 1, 2006, Infineon had obtained the necessary approvals for the transfer of its ownership interest in Infineon Technologies Suzhou, Co., Ltd. to the Company.
      In connection with the Formation, the Company has entered into a global service agreement with Infineon, whereby the parties intend to provide standard support services to one another based on actual cost plus a margin of 3%. The Company and Infineon are in the process of negotiating a research and development services agreement for the provision of research and development services between the parties based on actual cost plus a margin of 3%. The Company and Infineon are also in the process of negotiating service agreements for information technology support, accounting and specialized services.

Qimonda AG and Subsidiaries
Unaudited Condensed Combined Statements of Operations
For the six months ended March 31, 2005 and 2006
(in millions, except share data)

		March 31,	March 31,	March 31,
	Notes	2005	2006	2006

		(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	5	1,397	1,589	1,930
Related parties	16	2	17	20

Total net sales		1,399	1,606	1,950
Cost of goods sold		887	1,396	1,694

Gross profit		512	210	256
Research and development expenses		204	215	261
Selling, general and administrative expenses		109	113	138
Restructuring charges	6	1	—	—
Other operating expenses, net		7	14	18

Operating income (loss)		191	(132)	(161)
Interest income (expense), net		2	(16)	(20)
Equity in earnings of associated companies		17	27	33
Other non-operating (expense) income, net		(3)	6	8
Minority interests		5	(3)	(4)

Income (loss) before income taxes		212	(118)	(144)
Income tax expense	7	(90)	(18)	(21)

Net income (loss)		122	(136)	(165)

Earnings (loss) per share — basic and diluted	8	0.41	(0.45)	(0.55)
See accompanying notes to the unaudited condensed combined financial statements.

Qimonda AG and Subsidiaries
Condensed Combined Balance Sheets
As of September 30, 2005 and March 31, 2006

		September 30,	March 31,	March 31,
	Notes	2005	2006	2006

		(€ millions)	(€ millions)	($ millions)
			(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents		632	638	774
Trade accounts receivable, net	9	439	528	641
Inventories	10	484	622	755
Deferred income taxes	7	49	48	58
Other current assets		198	242	294

Total current assets		1,802	2,078	2,522

Property, plant and equipment, net		2,216	2,313	2,808
Long-term investments, net	11	544	566	687
Deferred income taxes	7	125	131	159
Other assets		174	171	208

Total assets		4,861	5,259	6,384

Liabilities and business equity:
Current liabilities:
Short-term debt — Infineon	13	524	486	590
Trade accounts payable	12	519	641	778
Accrued liabilities		122	141	171
Other current liabilities		200	214	260

Total current liabilities		1,365	1,482	1,799

Long-term debt	13	108	152	185
Deferred income taxes	7	9	9	11
Other liabilities		412	335	407

Total liabilities		1,894	1,978	2,402

Business equity:
Investments by and Advances from Infineon		3,034	3,355	4,072
Accumulated other comprehensive loss	15	(67)	(74)	(90)

Total business equity		2,967	3,281	3,982

Total liabilities and business equity		4,861	5,259	6,384

See accompanying notes to the unaudited condensed combined financial statements.

Qimonda AG and Subsidiaries
Unaudited Condensed Combined Statements of Business Equity
For the six months ended March 31, 2005 and 2006

			Foreign	Additional
		Investments by	Currency	Minimum
		and Advances	Translation	Pension
	Notes	from Infineon	Adjustment	Liability	Total

		(€ millions)	(€ millions)	(€ millions)	(€ millions)
Balance as of October 1, 2004		2,890	(111)	—	2,779
Transfer of DD200 facility to Infineon		(374)	—	—	(374)
Net investments by and advances from Infineon		136	—	—	136
Net income		122	—	—	122
Other comprehensive loss	15	—	(48)	—	(48)

Balance as of March 31, 2005		2,774	(159)	—	2,615

Balance as of October 1, 2005		3,034	(66)	(1)	2,967
Transfer of development center to Infineon	4	(10)	—	—	(10)
Stock-based compensation	14	5	—	—	5
Net investments by and advances from Infineon		462	—	—	462
Net loss		(136)	—	—	(136)
Other comprehensive loss	15	—	(7)	—	(7)

Balance as of March 31, 2006		3,355	(73)	(1)	3,281

See accompanying notes to the unaudited condensed combined financial statements.

Qimonda AG and Subsidiaries
Unaudited Condensed Combined Statements of Cash Flows
For the six months ended March 31, 2005 and 2006

		March 31, 2005	March 31, 2006	March 31, 2006
	Notes	(€ millions)	(€ millions)	($ millions)

Net income (loss)		122	(136)	(165)
Adjustments to reconcile net income (loss) to cash provided by (utilized in) operating activities:
Depreciation and amortization		239	347	421
Provision for doubtful accounts	9	3	4	5
Equity in earnings of associated companies		(17)	(27)	(33)
Minority interest		(5)	3	4
Stock-based compensation		—	5	6
Deferred income taxes	7	47	5	6
Due to changes in operating assets and liabilities:
Trade accounts receivable	9	138	(91)	(110)
Inventories	10	(152)	(139)	(169)
Other current assets		65	(64)	(78)
Trade accounts payable	12	(26)	122	148
Accrued liabilities		(2)	18	22
Other current liabilities		(17)	(1)	(1)
Other assets and liabilities		(21)	(51)	(62)

Net cash provided by (utilized in) operating activities		374	(5)	(6)

Cash flows from investing activities:
Proceeds from sales of marketable securities available for sale		(1)	—	—
Purchases of business interests		(84)	—	—
Proceeds from disposal of business interests		14	—	—
Purchases of property, plant and equipment		(507)	(482)	(585)
Proceeds from sales of property, plant and equipment		19	14	17

Net cash used in investing activities		(559)	(468)	(568)

Cash flows from financing activities:
Net increase (decrease) in short-term debt due Infineon	13	16	(35)	(42)
Repayments of short-term debt due third parties	13	(18)	—	—
Increase (decrease) in financial payables due related parties	16	(2)	13	16
Decrease in financial receivables from related parties	16	50	1	1
Proceeds from issuance of long-term debt	13	—	44	53
Principal repayments of long-term debt	13	(24)	—	—
Dividend payments to minority shareholders		—	(5)	(6)
Investments by and advances from Infineon		136	462	560

Net cash provided by financing activities		158	480	582

Effect of foreign exchange rate changes on cash and cash equivalents		(5)	(1)	(1)

Net (decrease) increase in cash and cash equivalents		(32)	6	7
Cash and cash equivalents at beginning of period		577	632	767

Cash and cash equivalents at end of period		545	638	774

See accompanying notes to the unaudited condensed combined financial statements.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation and Formation
      The accompanying condensed combined financial statements of Qimonda AG and its subsidiaries (“Qimonda” or “the Company”) as of and for the six months ended March 31, 2005 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, the condensed combined balance sheet as of September 30, 2005 was derived from audited financial statements and condensed for comparative purposes. In the opinion of management, the accompanying condensed combined financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed combined financial statements should be read in conjunction with the audited combined financial statements for the year ended September 30, 2005. The accounting policies applied in preparing the accompanying condensed combined financial statements are consistent with those for the year ended September 30, 2005 (see note 2).
      The preparation of the accompanying condensed combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
      In addition, due to the significant relationship between Infineon Technologies AG (“Infineon”) and the Company, a subsidiary of Infineon, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between the memory products-related assets and liabilities, operations and activities (the “Memory Products business”) of Infineon and Infineon may not be the same as those that would have resulted from transactions among unrelated third parties. Management believes that the assumptions underlying the condensed combined financial statements are reasonable. However, these transactions, allocations and estimates may not be indicative of actual results that would have been obtained if the Company had operated on a stand-alone basis, nor are they indicative of future transactions or of the expenses or results of operations of the Company. In addition, the process of preparing the condensed combined financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’-length relationship where one did not exist at the time. Management believes that it is not practicable to estimate what the actual costs of the Company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of the Memory Products business, management would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the condensed combined financial statements.
      All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed combined balance sheet as of March 31, 2006, the condensed combined statements of operations for the six months then ended, and the condensed combined statements of cash flows for the six months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.2139, the U.S. Federal Reserve noon buying rate on March 31, 2006.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)

Formation
      Effective May 1, 2006 substantially all of the Memory Products business of Infineon was contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Infineon. In cases where physical contribution (ownership transfer) of assets and liabilities are not feasible or cost effective, the monetary value will be transferred in the form of cash or debt. The Company’s operations in Japan and Korea are expected to be legally transferred from Infineon during the three months ending December 31, 2006 and are to be held for Qimonda’s benefit until such transfer occurs. The Company’s investment in Inotera is held in trust by Infineon subject to the expiration of the lock-up provisions under Taiwan securities law (see note 21). The Company’s investment in AMTC is intended to be transferred by Infineon after approval by the other shareholders in the venture, although pursuant to the AMTC limited partnership agreement, such consent may not be unreasonably withheld. In connection with the Formation, the ordinary shares outstanding were increased to 300,000,000 owned by Infineon (see note 8).

Statements of Operations
      The condensed combined statements of operations reflect all revenues and expenses that are attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business that can be specifically identified as pertaining to the Memory Products business are charged or credited directly to it without allocation or apportionment. This is the case for all of the revenues appearing on the condensed combined statements of operations. Operating expenses that Infineon incurred are allocated to the Memory Products business to the extent that they are related and indirectly attributable to it.
      Allocations from Infineon during the six months ended March 31, 2005 and 2006, are reflected in the combined statements of operations as follows:

	Six months
	ended
	March 31,

	2005	2006

Cost of goods sold	65	104
Research and development expenses	16	15
Selling, general and administrative expenses	66	66
Restructuring charges	1	—

	148	185

      The allocation of Infineon’s cash and debt in conjunction with the historical capital structure of the Memory Products business in the condensed combined financial statements is reflected through the following:

•	through March 31, 2006, contribution of €582 in cash through business equity;

•	as of September 30, 2005 and March 31, 2006, the reduction of intercompany financial receivables of €227 and €122, respectively, by intercompany debt.
      At the Formation, net investments by and advances from Infineon in the amount of €3,372 were contributed to the Company as equity.

2.	Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”,

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on its combined financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies are required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005.
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Prior period amounts have not been restated and do not reflect the recognition of stock-based compensation. Disclosures are provided in note 14.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company is required to adopt Interpretation No. 47 prior to the end of its 2006 financial year. The Company is currently evaluating the impact that the adoption of Interpretation No. 47 will have on its combined financial position and results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement is aimed at improving the financial reporting of certain hybrid financial instruments. SFAS No. 155 is effective for the Company from October 1, 2006. The Company does not currently have any hybrid financial instruments and accordingly does not expect that the implementation of SFAS No. 155 will have a material effect on its financial statements.

3.	Acquisitions
      In April 2001, the Company established the Infineon Technologies Flash joint venture (then called “Ingentix”), in which the Company held a 51 percent ownership interest, with Saifun Semiconductors Ltd. (“Saifun”). In the 2003 financial year, the Company increased its ownership interest to 70 percent by

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, Saifun and Infineon modified their cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million (subsequently reduced to $46 million) to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating to €7. The assets acquired and liabilities assumed were recorded based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005.

2005

Flash

Acquisition Date	January 2005

Cash	1
Other current assets	16
Property, plant and equipment	4
Intangible assets — core technology	58
Goodwill	7
Other non-current assets	3

Total assets acquired	89

Current liabilities	(45)
Non-current liabilities (including debt)	(2)

Total liabilities assumed	(47)

Net assets acquired	42

4.	Divestitures
      Effective October 1, 2005, Infineon transferred the development facility Infineon Technologies MP Development Center France S.A.S, France located in Corbeil Essonnes, France (“IFMDF”) from the Memory Products business to the Logic business of Infineon, due to the revised scope of its future development activities. Accordingly, the Infineon Logic business took over the management responsibility for this operation from the transfer date. Through September 30, 2005 the IFMDF balance sheet and income statement is included in the Company’s historical financial statements because the business was owned and operated as part of the Memory Products business. The results of the transferred facility’s operations during the six months ended March 31, 2005 are not material. The net book value of €10 is reflected as a non-cash reduction to business equity as of October 1, 2005.

5.	Licenses
      On November 10, 2004, the Company and ProMOS Technologies Inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four installments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.
      On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims.
      In connection with the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 3). During the three months ended March 31, 2005 the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license and related liability were reduced to €28 and €29, respectively, as of June 30, 2005.

6.	Restructuring
      During the six months ended March 31, 2005 and 2006, charges of €1 and €0, respectively, were recognized as a result of the Company’s restructuring initiatives aimed to reducing costs. As of September 30, 2005 and March 31, 2006, restructuring liabilities were €2 and €2, respectively.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)

7.	Income Taxes
      Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the six months ended March 31, 2005 and 2006:

	Six months
	ended
	March 31,

	2005	2006

Germany	186	(204)
Foreign	21	89

Total	207	(115)

      Income tax (expense) benefit for the six months ended March 31, 2005 and 2006 is as follows:

	Six months
	ended
	March 31,

	2005	2006

Current taxes:
Germany	(35)	1
Foreign	(8)	(14)

	(43)	(13)

Deferred taxes:
Germany	(41)	(1)
Foreign	(6)	(4)

	(47)	(5)

Income tax expense	(90)	(18)

8.	Earnings (Loss) Per Share
      In connection with the Formation, the ordinary shares outstanding were increased to 300,000,000 owned by Infineon (see note 21). Accordingly, all applicable references to the number of ordinary shares and per share information have been restated to reflect the authorization and issuance of 300,000,000 ordinary shares.
      The computation of basic and diluted EPS for the six months ended March 31, 2005 and 2006, is as follows:

	Six months ended March 31,

	2005	2006

Numerator —
Income (loss) available to ordinary shareholders	122	(136)
Denominator —
Weighted-average shares outstanding	300,000,000	300,000,000
Earning (loss) per share (in euro):
Basic and diluted	0.41	(0.45)
      The Company did not have any potentially dilutive instruments outstanding for the six months ending March 31, 2005 and 2006 (see note 14).

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)

9.	Trade Accounts Receivable, net
      Trade accounts receivable, net at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Third party — trade	445	535
Infineon group — trade (note 16)	8	10
Associated and Related Companies — trade (note 16)	4	4
Siemens group — trade (note 16)	1	1

Trade accounts receivable, gross	458	550
Allowance for doubtful accounts	(19)	(22)

Trade accounts receivable, net	439	528

10.	Inventories
      Inventories at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Raw materials and supplies	31	38
Work-in-process	261	388
Finished goods	192	196

Inventories	484	622

11.	Long-term Investments, net
      On March 17, 2006 Inotera successfully completed an initial public offering (“IPO”) on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4% while its proportional share of Inotera’s equity increased by approximately €30, which gain the Company will reflect as part of non-operating income during the three months ended June 30, 2006 (see note 21).

12.	Trade Accounts Payable
      Trade accounts payable at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Third party — trade	422	553
Infineon group — trade (note 16)	31	8
Associated and Related Companies — trade (note 16)	64	78
Siemens group — trade (note 16)	2	2

Total	519	641

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)

13.	Debt
      Debt at September 30, 2005 and March 31, 2006 consists of the following:

	September 30,	March 31,
	2005	2006

Short-term debt:
Loans from Infineon, weighted average rate 5.9%, due 2006 (note 16)	524	486

Total short-term debt	524	486

Long-term debt:
Unsecured term loan payable to bank, rate 3.13%, due 2013	80	124
Notes payable to governmental entity, rate 3.78%, due 2027	28	28

Total long-term debt	108	152

      Short-term loans from Infineon are unsecured and mature at various dates over the twelve months subsequent to March 31, 2006.

14.	Stock-based Compensation
Infineon Stock Option Plans
      In periods prior to the Formation, certain of the Company’s employees were granted Infineon stock options as Infineon employees pursuant to Infineon’s stock option plans. The aggregate number of such options outstanding were 13.9 million (of which 8.0 million were exercisable) as of March 31, 2006. If such options are exercised, the employees are to be given Infineon shares in exchange for payment of the exercise price to Infineon. Accordingly, such options do not represent potential dilutive instruments to the Company.
Qimonda Stock Option Plan
      Currently the Company does not have a stock-based compensation plan, but intends to establish one subsequent to the Formation. The terms and conditions of such a plan have not been established.
Fair value disclosures
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method, and accounts for stock option grants to its employees under the Infineon stock option plans according to the fair value method of SFAS No. 123 (revised 2004) from that date.
      The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments in the six months ended March 31, 2006 nor does it have plans to pay dividends in the foreseeable future.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
      The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

	Six months
	ended
	March 31,

	2005	2006

Weighted-average assumptions:
Risk-free interest rate	3.03%	3.08%
Expected volatility	59%	43%
Dividend yield	0%	0%
Expected life in years	4.50	5.07
Weighted-average fair value per option at grant date in euro	€4.06	€3.19

Stock-Based Compensation Expense
      Total stock-based compensation cost during the six months ended March 31, 2006 was €5. Cost of goods sold, SG&A (selling, general and administrative expenses), and research and development expenses included stock-based compensation of €2, €2 and €1, respectively, for the six months ended March 31, 2006. The amount of stock-based compensation cost which was capitalized and remained in inventory for the six months ended March 31, 2006 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes. As of March 31, 2006, there was a total of €6 in unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted-average period of 2.5 years.
      Prior to the 2006 financial year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”.
      If the Company had accounted for stock-based compensation according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

Six months
ended
March 31, 2005

Net income:
As reported	122
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5)

Pro forma	117

      As noted above, options on Infineon stock do not represent potential dilutive instruments for Qimonda AG and accordingly, they have no impact on diluted earnings (loss) per share.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)

15.	Other Comprehensive Loss
      The changes in the components of other comprehensive loss for the six months ended March 31, 2005 and 2006 are as follows:

	Six months
	ended
	March 31,

	2005	2006

Accumulated other comprehensive loss — beginning of period	(111)	(67)
Foreign currency translation adjustment	(48)	(7)

Accumulated other comprehensive loss — end of period	(159)	(74)

16.	Related Parties
      The Company has transactions in the normal course of business with Infineon group companies, Siemens group companies (see note 21) and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.
      Related Party receivables at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Current:
Infineon group — trade (note 9)	8	10
Associated and related companies — trade (note 9)	4	4
Siemens group — trade (note 9)	1	1
Associated and related companies — financial and other	1	—
Employee receivables	3	2

Total Related party receivables	17	17

      Related Party payables at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Infineon group — trade (note 12)	31	8
Associated and related companies — trade (note 12)	64	78
Siemens group — trade (note 12)	2	2
Infineon group — financial and other	6	19

Total Related party payables	103	107

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
      Related Party debt at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Short-term debt:
Loans from Infineon (note 13)	524	486

Related party debt	524	486

      Transactions with Related Parties for the six months ended March 31, 2005 and 2006 are as follows:

	Six months
	ended
	March 31,

	2005	2006

Sales to Related Parties:
Siemens group companies	2	17

	2	17

Purchases from Related Parties:
Siemens group companies	8	4
Infineon group companies	134	136
Associated and related companies	109	198

	251	338

Dresden 200mm Fab
      In April 2006, Infineon and Qimonda entered into an agreement for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, Infineon has agreed to manufacture certain specified semiconductor memory products at the Dresden 200mm fab, using the Company’s manufacturing technologies and masks, and to sell them to the Company at prices specified in the agreement. The Company is required under this agreement to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. The Company is obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for the Company under this agreement. In addition, the Company has to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. The agreement terminates on September 30, 2007 unless extended by a written mutual agreement between Infineon and the Company.
      Qimonda expects to enter into negotiations with Infineon on the possibility that the Company would, effective October 1, 2007, acquire one of the two modules of the 200mm manufacturing facility at Dresden. These negotiations would address the terms and timing of any such acquisition. If the parties do not reach agreement on this acquisition, Infineon and the Company have already agreed in principle that they will share any potential restructuring costs arising in connection with this module equally. Restructuring costs may include severance payments, costs relating to lower levels of production in module 1 and higher production costs in module 2. If ownership of the module is in fact transferred to the Company, the Company expects that this will result in an increase in its operating expenses.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)

17.	Pension Plans
      Information with respect to the Company’s pension plans for the six months ended March 31, 2005 and 2006, respectively, is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.
      The components of net periodic pension cost for the six months ended March 31, 2005 and 2006, respectively are as follows:

	Six months ended		Six months ended
	March 31, 2005		March 31, 2006

	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans

Service cost	(2)	—	(3)	(1)
Interest cost	(1)	—	(1)	—
Expected return on plan assets	1	—	1	—

Net periodic pension cost	(2)	—	(3)	(1)

18.	Financial Instruments
      Prior to the Formation the financial instruments of the Company refer to those financial instruments that have been specifically identified with the Memory Products business.
      The objective of these transactions is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2005 and March 31, 2006 are as follows:

	September 30,		March 31,
	2005		2006

	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value

Forward contracts sold:
U.S. dollar	42	2	106	(1)
Japanese yen	34	—	34	—
Singapore dollar	—	—	23	—
Forward contracts purchased:
U.S. dollar	122	1	38	—
Malaysian Ringgit	11	—	4	—
Other currencies	16	—	63	—

Fair value, net		3		(1)

      At September 30, 2005 and March 31, 2006, all derivative financial instruments are recorded at fair value. Total gains (losses) from foreign currency derivatives and foreign currency transactions, net were €(5) and €6 during the six months ended March 31, 2005 and 2006, respectively.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)

19.	Commitments and Contingencies

Contribution from Infineon
      These contingencies described below were assigned to the Company pursuant to the contribution agreement entered into between Infineon and the Company in connection with the Formation.
      Under the contribution agreement, the Company is required to indemnify Infineon, in whole or in part as specified below, for any liability Infineon incurs in connection with the matters described below.
      The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the carve-out date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the Tessera suits, the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without our prior consent. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to the Company. Legal fees incurred before the carve-out date in connection with the defense of this lawsuit will be fully borne by the Company, whereas those incurred on or after the carve-out date will be equally shared. Infineon has agreed not to settle this lawsuit without our prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage.
      The Company agreed fully to indemnify Infineon for all liabilities arising in connection with Tessera’s antitrust and competition claims. With respect to Tessera’s patent infringements claims, the Company agreed to indemnify Infineon only to the extent the liabilities relate to products attributable to the Memory Products segment. The Company will also indemnify Infineon for 80% of the court costs and legal fees relating to Tessera’s claims. Infineon has agreed not to settle this lawsuit with respect to products attributable to the Memory Products segment without the Company’s prior consent.
      In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific allocation keys with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products were fully allocated to the Company; and

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products were fully allocated to the Company.

Litigation
      In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count related to the pricing of DRAM between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between Infineon and the DOJ, subject to

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
Infineon’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The charges by the DOJ related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM from Infineon.
      Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June 2002 and September 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.
      In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). In October 2003 and June 2005, the plaintiffs filed amended complaints, which together allege that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002.
      In September 2005, Infineon and its affiliate entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement) and has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ. The court has scheduled the trial to begin on February 26, 2007. The hearing on the motion for preliminary court approval of the settlement agreement took place on May 10, 2006 and the judge preliminarily approved the settlement on May 12, 2006. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. The Company recorded a corresponding charge to other operating expense in our financial year ended September 30, 2005. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect this amount to have a material adverse effect on our financial condition or results of operations. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement is scheduled for September 6, 2006. The hearing on plaintiffs’ motion for class certification of the Direct U.S. Purchaser Class took place on May 17, 2006. On June 5, 2006, the Court issued an order certifying a direct purchaser class.
      On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Neither Infineon entity has yet been served. Both of these complaints were filed in the Northern District of California, and have been made part of the MDL described above. The time period for putative class members to opt out of the Direct U.S. Purchaser Class settlement had not yet passed, so the Company does not yet know whether these two plaintiffs will be included in the Direct U.S. Purchaser Class settlement.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
      Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999. The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal, but no briefs have yet been filed and no hearing date has yet been scheduled for the appeal. Infineon has also been advised that various state attorneys general intend to file cases against Infineon on or before July 15, 2006 seeking penalties and other relief on behalf of consumers in each state. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL. Further, the plaintiffs in the indirect purchaser cases originated outside California which have not been transferred to the MDL have agreed to stay proceedings in those cases pending resolution of the MDL-proceedings. Infineon is defending against all these actions vigorously.
      In November 2005, Infineon and its principal U.S. subsidiary entered into an agreement with the attorney general of the State of California tolling until June 15, 2006 any applicable time periods within which California and numerous other state attorneys general must file claims arising from their investigation of alleged antitrust violations in the DRAM industry. This tolling agreement was subsequently extended to July 15, 2006. Infineon’s principal U.S. subsidiary has also received Civil Investigative Demands and Subpoenas from the attorneys general of the States of Washington, New York, New Jersey, Minnesota and Florida requesting documents and other information relating to their investigations, and Infineon’s principal U.S. subsidiary has provided documents and information in response to those requests. (See note 21.)
      In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised Infineon’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act. No compulsory process (such as subpoenas) has been commenced. Infineon is cooperating with the Competition Bureau in its inquiry.
      Between October 2004 and February 2005, four putative class proceedings were filed in the Canadian provinces of Ontario, Quebec and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
case commenced in the province Ontario), the province of Quebec and British Columbia who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, punitive damages, investigation costs, interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. Infineon intends to defend itself vigorously against these proceedings.
      Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped and one is currently the chairman of the Company’s Supervisory Board) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s U.S. affiliate and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its affiliate and the two Infineon officers filed motions to dismiss the consolidated amended complaint. On May 22, 2006 the court partially denied and partially granted the motions to dismiss. On June 21, 2006, the court agreed to permit Infineon to move for reconsideration of the May 22, 2006 order. Infineon believes these claims are without merit and is vigorously defending itself in this action. Because this action is in its initial stages, Infineon is unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable or if Infineon incurs substantial legal fees in defending this action, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carrier has denied coverage in the class action and Infineon filed suit against the carrier in December 2005.
      In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that Infineon was violating eleven DRAM-related U.S. patents of MOSAID. In December 2002, Infineon and Infineon Technologies North America Inc. filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that they were not violating these patents. On February 7, 2003, MOSAID filed counterclaims seeking damages for the alleged patent infringement. On April 1, 2005, the U.S. District Court for the District of New Jersey issued a summary judgment order that Infineon’s products did not infringe most of MOSAID’s asserted claims. On February 9, 2006, MOSAID filed a notice of appeal with respect to those patent claims on which the court had granted summary judgment of non-infringement. On April 6, 2005, MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas alleging infringement of additional MOSAID patents. On June 14, 2006, the parties announced that they had settled all pending litigation and appeals. The litigation in the Eastern District of Texas was dismissed with prejudice on June 20, 2006. As part of the global settlement, Infineon and the Company have taken a worldwide license to the MOSAID patent portfolio. MOSAID purchased fifty patents from Infineon and the Company, including patents related to a range of technologies such as DRAM memory, power management ICs, semiconductor process technology and digital radio applications. Under the terms of the settlement agreements, Infineon and the Company retain royalty-free “lives of the patents” licenses to use these patents in the manufacturing and sale of any products. In addition, MOSAID granted to Infineon and the Company a six-year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
a “lives of the patents” license to those MOSAID patent families that had been in dispute. The Company agreed to make the related license payments over a six-year term.
      In March 2005, Tessera, Inc. (“Tessera”) filed a lawsuit against Infineon and one additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that some of Infineon’s products were infringing five Tessera patents. In April 2005, Tessera amended its complaint to allege that Infineon and its co-defendant violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus’s DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips. Tessera is seeking recovery of actual and treble damages and other relief. On May 10, 2006, Tessera amended its complaint and added us as an additional named defendant. On July 14, 2006, our and Infineon’s motion for summary judgment on Tessera’s antitrust claims was denied and separate trials were set for the antitrust and patent claims. The antitrust trial is scheduled to begin on August 14, 2006, with the patent trial to follow thereafter.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of March 31, 2006, the Company had accrued liabilities in the amount of €140 related to the DOJ and European anti-trust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the other matters described above. As of March 31, 2006, no further amounts had been accrued in respect of the other proceedings described above, including the securities class actions. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial position.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations and financial position.
      An adverse final resolution in the Tessera proceedings could result in significant financial liabilities to, and other adverse effects upon the Company, which would have a material adverse effect on the Company’s results of operations and financial position.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.

Other Contingencies
      Infineon subsidiaries were to be transferred to the Company as part of the Formation have received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of March 31, 2006, a maximum of €420 of these subsidies could be refundable.
      The Company has guarantees outstanding to external parties of €119 as of March 31, 2006, that expire through 2013. Guarantees are mainly issued by Infineon for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that cannot be transferred to it for legal, technical or practical reasons.

20.	Operating Segment and Geographic Information
      The following is a summary of operations by geographic area for the six months ended March 31, 2005 and 2006:

	Six months
	ended
	March 31,

	2005	2006

Net sales:
Germany	115	149
Other Europe	170	180
North America	501	672
Asia/ Pacific	561	525
Japan	51	71
Other	1	9

	1,399	1,606

      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its operating segment.
      EBIT is determined as follows from the condensed combined statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Six months
	ended
	March 31,

	2005	2006

Net income (loss)	122	(136)
Adjust: Income tax expense	90	18
Interest (income) expense, net	(2)	16

EBIT	210	(102)

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)

21.	Subsequent Events
      On April 3, 2006, Siemens disposed of its remaining shareholding in Infineon. Transactions between Qimonda and Siemens subsequent to this date will no longer be reflected as Related Party transactions.
      On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400,000,000 common shares) which are traded on the Euro MTF market and represent 14.8% of its outstanding share capital before the offering, for an issuance price of NT$33 per common share. As a result, the Company’s ownership interest was diluted to 36.0% while its proportional share of Inotera’s equity increased by an estimated amount of approximately €40, which gain the Company will reflect as part of non-operating income during the three months ending September 30, 2006.
      In connection with the carve-out, Infineon and Qimonda entered into a trust agreement under which Infineon holds the Inotera shares in trust for the Company until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to the Company as and when the transfer restrictions expire or the Company receives the exemption from the lock-up.
      If Infineon were to reduce its shareholding in the Company to a minority level before the earlier of the fifth anniversary of its carve-out from Infineon and the achievement of early mass production using 58nm process technology at its manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require Qimonda to transfer these Inotera shares to Infineon. The Company agreed with Infineon that, in this event, it would transfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for Qimonda until they could be transferred back to the Company.
      On May 1, 2006 Infineon contributed its Memory Products business to Qimonda pursuant to a contribution agreement.
      The contribution agreement includes provisions pursuant to which the Company agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incompleted transactions, continuing obligations, risks, encumbrances, guarantees and other matters relating to the Memory Products business that were transferred to it as part of the Formation. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims (see note 19) and potential restructuring costs arising in connection with the Dresden 200mm module (as described in note 16). With the exception of the securities and certain patent infringement and antitrust claims identified in note 19, the Company is obligated to indemnify Infineon against any liability arising in connection with the claims described in that section. The Company has agreed to indemnify Infineon for 60 percent of any license fee payments to which Infineon may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation. The contribution agreement does not limit the aggregate liability Qimonda may incur as a result of our indemnification obligations, nor does it restrict the obligations to a certain time period after the carve-out as long as the events giving rise to them occurred prior to the carve-out. The Company’s operations in Japan and Korea are to be held for its benefit by Infineon and are to be contributed to the Company as soon as practicable. In addition, as noted above, the Company’s investment in Inotera is held in trust by Infineon. The Company’s investment in AMTC is intended to be transferred by Infineon after approval by the other shareholders in the venture although pursuant to the AMTC limited partnership agreement, such consent may not be unreasonably withheld.
      In connection with the Formation, the Company has entered into a global service agreement with Infineon, whereby the parties intend to provide standard support services to one another based on actual costs plus a margin of 3 percent. The Company and Infineon have also entered into a research and development services agreement for the provision of research and development services between the parties based on actual cost plus a margin of 3 percent.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
      Under the master information technology cost sharing agreement, Infineon and the Company generally agree to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agree to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. Under the master information technology service agreement, Infineon and the Company agree to provide information technology services to one another. In general, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year.
      The hearing on plaintiffs’ motion for class certification of the Direct U.S. Purchaser Class in the antitrust actions took place on May 17, 2006. On June 5, 2006, the Court issued an order certifying a direct purchaser class.
      On May 22, 2006, the court denied part of the motions to dismiss the securities class action but did not deny other parts of the motions. On June 21, 2006, the court agreed to permit Infineon to move for reconsideration of the May 22, 2006 order.
      The Company has entered into an agreement with Infineon on June 27, 2006, pursuant to which Infineon would hold its Japanese and Korean Memory Products assets in trust pending the contribution, which the Company expects will occur during the three months ending on December 31, 2006.
      On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of consumers, businesses and governmental entities in each of those states who purchased products containing DRAM beginning in 1998. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. Infineon has not yet been served with either of these complaints, but intends to defend itself against both of these actions vigorously.
      During an extraordinary shareholders’ meeting held on July 14, 2006, the Company’s shareholders authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives of the Company, until September 30, 2009, a total of 6,000,000 non-transferable option rights to receive ordinary shares issued by the Company.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined Financial Statements
(euro in millions, except where otherwise stated) — (Continued)
      On July 14, 2006, the Company’s shareholders resolved to amend the Company’s Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent. The Management Board may use this authorization until July 13, 2011 to increase the share capital by up to €30 million through the issuance, in one or more tranches, of new ordinary registered shares with no par value against cash contributions for the purpose of issuing shares to our and our subsidiaries’ employees. Thereby, shareholders’ preemptive rights are excluded.
      During the Company’s extraordinary shareholders’ meeting on July 14, 2006, its shareholders passed the following resolutions with regard to conditional capital:

•	First, the Company’s share capital is conditionally increased by up to €12 million through the issuance of up to 6 million ordinary registered shares with no par value in connection with the employee stock option and share purchase plans described above.

•	Second, the Company’s share capital is conditionally increased by up to €240.1 million through the issuance of up to 120.05 million ordinary registered shares with no par value. This conditional capital may only be used in connection with an issuance of a convertible bond, which our shareholders authorized by resolution of July 14, 2006.
      On July 18, 2006, under the Company’s Master Loan Agreement with Infineon, the Company extended its loans due to Infineon with an aggregate principal amount outstanding of $565 million at that date, with maturities in July and August 2007. In this agreement, the Company has agreed not to draw further amounts under the agreement, and to repay all outstanding amounts by no later than two years, including any extensions, after the successful execution of an initial public offering by the Company.
      On August 1, 2006, the Company and Infineon entered into settlement agreements with Tessera Inc. in respect of all of Tessera’s patent infringement and antitrust claims and all counterclaims and other claims Infineon and the Company raised against Tessera. As part of the settlement, the Company has entered into a license agreement with Tessera, effective July 1, 2006, that provides the Company a world-wide, non-exclusive, non-transferable and non-sublicensable license to use a portfolio of Tessera patents relating to packaging for integrated circuits in the Company’s production. The license agreement will be effective until May 2012, when it will automatically expire unless the Company notifies Tessera by November 2011 that it elects to extend the agreement for an additional five years until May 2017. Upon expiration of the extended term, if any, the Company’s license to use the patents covered by the license will become fully paid-up and perpetual.
      Under the license agreement, the Company will pay Tessera a $40 million license fee in August 2006 and additional royalty payments over a six year period based on the volume of components it sells that are subject to the license. In the event the Company elects to extend the agreement past its initial term, it will continue to pay royalties at 50% of the rates agreed to for the initial term of the license agreement. Pursuant to the contribution agreement Qimonda entered into with Infineon, Qimonda is only required to indemnify Infineon with respect to 80% of the court costs and legal fees, Infineon faces in respect of the Tessera suits.

INOTERA MEMORIES, INC.

KPMG

安侯建業會計師事務所
KPMG Certified Public Accountants
台北市松山區105民生東路三段156號6樓
6F, No. 156, Sec. 3, Min-Sheng East Road,
Taipei, 105, Taiwan, R.O.C.

Telephone 電話 + 886 (2) 2715 9999
Fax 傳真 + 886 (2) 2715 9888
Internet 網址 www.kpmg.com.tw

Report of Independent Registered Public Accounting Firm

The Board of Directors
Inotera Memories Inc.

We have audited the accompanying balance sheets of Inotera Memories Inc. (the "Company") as of December 31, 2004 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inotera Memories Inc. as of December 31, 2004 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the notes of the financial statements.

The accompanying financial statements as of and for the year ended December 31, 2005, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation, and in our opinion, the financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in Note 2(b) to the notes of the accompanying financial statements.

/s/ KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)
January 25, 2006, except as to Note 21(a),
Note 21(b) and Note 24, which are as
of March 13, 2006, March 17, 2006 and
April 6, 2006, respectively

KPMG Certified Public Accountants, a Taiwan licensed public accounting firm, is the Taiwan member firm of KPMG International, a Swiss cooperative.

INOTERA MEMORIES, INC.
Balance Sheets
December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2004	2005

	NTD	NTD	USD

Assets
Current assets:
Cash and cash equivalents (note 5)	$9,980,189	9,822,568	299,469
Accounts receivable related parties (note 17)	2,589,503	5,050,277	153,972
Other receivables (note 7 and 16)	160,283	1,322,121	40,309
Inventories, net (note 6)	2,127,530	3,485,585	106,268
Current portion of lease receivables (note 7)	—	6,690	204
Prepayments and other current assets	1,011,742	616,693	18,802
Deferred income tax assets — current, net (note 13)	12,163	36,405	1,110

Total current assets	15,881,410	20,340,339	620,134
Property, plant and equipment (notes 7, 8, 9, 11 and 17)
Land	1,225,459	2,801,467	85,411
Buildings and structures	2,374,783	2,424,571	73,920
Machinery and equipment	26,546,487	59,669,447	1,819,190
Vehicles	2,913	2,913	89
Leased assets	—	135,996	4,146
Miscellaneous equipment	5,087,028	6,465,676	197,124

	35,236,670	71,500,070	2,179,880
Less: accumulated depreciation	(2,042,536)	(10,130,631)	(308,861)
Construction in progress	18,349,418	4,770,603	145,445
Prepayment on land purchase	—	22,772	694

Net property, plant and equipment	51,543,552	66,162,814	2,017,158
Other assets:
Refundable deposits	46,661	28,544	870
Deferred charges	118,283	134,846	4,111
Lease receivables long-term (note 7)	—	338,788	10,329
Deferred income tax assets — non-current, net (note 13)	562,198	352,758	10,755

Total other assets	727,142	854,936	26,065

Total assets	$68,152,104	87,358,089	2,663,357

INOTERA MEMORIES, INC.
Balance Sheets — (Continued)
December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2004	2005

	NTD	NTD	USD

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (note 10)	$2,481,500	2,323,300	70,832
Accounts payable	8,640,125	4,010,066	122,258
Accounts payable — related parties (note 17)	131,039	55,212	1,683
Income tax payable	—	124,302	3,790
Accrued expenses (notes 12 and 16)	450,856	855,816	26,092
Other payables — related parties (note 17)	284,521	86,253	2,630
Current portion of long-term loans (note 11)	—	6,431,636	196,086
Current portion of lease payables (note 9)	—	3,390	103
Other current liabilities	8,759	14,014	427

Total current liabilities	11,996,800	13,903,989	423,901

Long-term liabilities:
Long-term loans (note 11)	14,681,820	26,034,564	793,737
Lease payables — long-term (note 9)	—	130,967	3,993

Total long-term liabilities	14,681,820	26,165,531	797,730

Other liabilities:
Accrued pension liabilities (note 12)	30,755	50,594	1,543
Guarantee deposits	577	1,691	52

Total other liabilities	31,332	52,285	1,595

Total liabilities	26,709,952	40,121,805	1,223,226

Stockholders’ equity (note 14):
Common stock	24,976,600	25,109,540	765,535
Capital surplus	15,548,660	15,548,660	474,045
Legal reserve	1,559	91,689	2,795
Special reserve	—	542,605	16,543
Retained earnings	915,333	5,943,790	181,213

Total stockholders’ equity	41,442,152	47,236,284	1,440,131

Commitments and contingencies (note 19)

Total liabilities and stockholders’ equity	$68,152,104	87,358,089	2,663,357

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
Statements of Income
For the years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars except for earnings per share)

	2004	2005

	NTD	NTD	USD

Operating revenues (note 17)
Sales revenue	$5,961,954	23,044,929	702,589
Sales returns	(161)	(3,133)	(96)
Sales allowances	(963)	(9,593)	(292)

Net operating revenues	5,960,830	23,032,203	702,201

Cost of goods sold (notes 17 and 22)	(3,912,658)	(16,350,746)	(498,498)

Gross profit	2,048,172	6,681,457	203,703

Operating expenses (notes 17 and 22):
Administrative and general expenses	(1,395,577)	(283,853)	(8,654)
Research and development expenses	(322,185)	(658,134)	(20,065)

Total operating expenses	(1,717,762)	(941,987)	(28,719)

Operating income	330,410	5,739,470	174,984

Non-operating income:
Interest income (note 7)	24,110	309,821	9,446
Gain on disposal of investments	85,648	4,532	138
Foreign exchange gain, net	551,248	676,797	20,634
Others (note 16)	12,966	306,754	9,352

Total non-operating income and gains	673,972	1,297,904	39,570

Non-operating expenses:
Interest expenses (excluding capitalized interest of NT$151,686 and NT$395,501 for 2004 and 2005, respectively) (note 16)	(91,322)	(760,618)	(23,190)
Others (note 16)	(11,713)	(9,637)	(294)

Total non-operating expenses and losses	(103,035)	(770,255)	(23,484)

Income before income tax	901,347	6,267,119	191,070

Income tax expense (note 13)	(46)	(337,361)	(10,285)

Net income	$901,301	5,929,758	180,785

Basic earnings per share (note 15)
Before tax	$0.51	2.50	0.08

After tax	$0.51	2.36	0.07

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

				Retained earnings

						Accumulated loss
						during the
						development	Accumulated
		Common stock	Capital surplus	Legal reserve	Special reserve	stage	earnings	Total

Balance as of January 1, 2004	NTD	8,591,700	3,333,350	—	—	15,591	—	11,940,641
Appropriation and distribution:
Appropriation for legal reserve		—	—	1,559	—	(1,559)	—	—
Issuance of common stock		16,384,900	12,215,310	—	—	—	—	28,600,210
Cumulative net loss from January 1 to May 31, 2004		—	—	—	—	(237,597)	—	(237,597)
Accumulated loss		—	—	—	—	223,565	(223,565)	—
Net income from June 1, 2004 to December 31, 2004		—	—	—	—	—	1,138,898	1,138,898

Balance as of December 31, 2004	NTD	24,976,600	15,548,660	1,559	—	—	915,333	41,442,152
Appropriation and distribution:
Appropriation for legal reserve		—	—	90,130	—	—	(90,130)	—
Appropriation for special reserve		—	—	—	542,605	—	(542,605)	—
Remuneration for directors and supervisors		—	—	—	—	—	(2,686)	(2,686)
Bonus for employees		8,057	—	—	—	—	(16,114)	(8,057)
Bonus for stockholders		124,883	—	—	—	—	(249,766)	(124,883)
Net income for the year ended December 31, 2005		—	—	—	—	—	5,929,758	5,929,758

Balance as of December 31, 2005	NTD	25,109,540	15,548,660	91,689	542,605	—	5,943,790	47,236,284

Balance as of December 31, 2004	USD	761,482	474,045	48	—	—	27,906	1,263,481
Appropriation and distribution:
Appropriation for legal reserve		—	—	2,747	—	—	(2,747)	—
Appropriation for special reserve		—	—	—	16,543	—	(16,543)	—
Remuneration for directors and supervisors		—	—	—	—	—	(82)	(82)
Bonus for employees		246	—	—	—	—	(491)	(245)
Bonus for stockholders		3,807	—	—	—	—	(7,615)	(3,808)
Net income for the year ended December 31, 2005		—	—	—	—	—	180,785	180,785

Balance as of December 31, 2005	USD	765,535	474,045	2,795	16,543	—	181,213	1,440,131

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
Statements of Cash Flows
For the years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2004	2005

	NTD	NTD	USD

Cash flows from operating activities:
Net income	$901,301	5,929,758	180,785
Depreciation	2,041,633	8,099,551	246,938
Amortization of deferred charges	12,269	36,165	1,103
Unrealized foreign currency exchange gain, net	(549,374)	(280,665)	(8,557)
Realized interest revenue from capital lease	—	(10,133)	(309)
Gain on disposal of short-term investments	(85,648)	(4,532)	(138)
Amortization of deferred forward exchange premium	—	(287,851)	(8,776)
Increase in accounts receivable — related parties	(2,634,669)	(2,554,838)	(77,891)
Decrease (increase) in other receivables	(40,841)	106,119	3,235
Increase in inventories	(2,095,342)	(1,358,055)	(41,404)
Decrease in lease receivables	—	10,291	314
Decrease (increase) in prepayments and other current assets	(940,582)	395,049	12,044
(Decrease) increase in accounts payable	492,165	(4,581,405)	(139,677)
Decrease in accounts payable — related parties	(160,139)	(71,320)	(2,174)
Increase in tax payables	—	124,357	3,791
Increase in accrued expenses	350,970	407,478	12,423
(Decrease) increase in other payables — related parties	254,113	(198,268)	(6,045)
Decrease in lease payables	—	(1,639)	(50)
Increase in other current liabilities	6,182	5,255	160
Increase in accrued pension liability	15,038	19,839	605
Decrease in deferred income tax assets, net	9	185,198	5,646

Net cash provided by (used in) operating activities	(2,432,915)	5,970,354	182,023

Cash flows from investing activities:
Increase in short-term investments	4,822,138	4,532	138
Purchases of property, plant and equipment	(37,915,757)	(22,928,454)	(699,038)
Increase in deferred charges	(123,218)	(52,728)	(1,608)
Decrease (increase) in refundable deposits	(13,574)	18,117	552

Net cash used in investing activities	(33,230,411)	(22,958,533)	(699,956)

Cash flows from financing activities:
(Decrease) increase in short-term loans	1,728,852	(158,200)	(4,823)
Increase in long-term loans	15,270,954	17,285,096	526,985
Increase in capital	28,600,210	—	—
Decrease in advance receipts for stock	—	—	—
Increase in guarantee deposits	448	1,114	34
Cash dividends	—	(124,611)	(3,799)
Bonus for employees	—	(8,057)	(246)
Remuneration of directors and supervisors	—	(2,686)	(82)

Net cash provided by financing activities	45,600,464	16,992,656	518,069

Effect of foreign currency exchange translation	(38,322)	(162,098)	(4,942)

Increase (decrease) in cash and cash equivalents	9,898,816	(157,621)	(4,806)
Cash and cash equivalents at beginning of year	81,373	9,980,189	304,275

Cash and cash equivalents at end of year	$9,980,189	9,822,568	299,469

Supplemental cash flow information:
Income tax paid	$2,351	27,860	849

Interest paid (excluding capitalized interest)	$122,644	972,201	29,640

Non-cash investing and financing activities:
Classification of current portion of long-term loans from long-term loans	$—	6,431,636	196,086

Lease payables and leased assets resulting from lease agreement	$—	135,996	4,146

Lease receivables and leased assets transferred resulting from lease agreement	$—	345,637	10,538

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.
Notes to Financial Statements
December 31, 2004 and 2005
(All amounts expressed in thousands of New Taiwan Dollars
and U.S. Dollars except per share information or unless otherwise specified)

(1)	Organization and Principal Activities
      Inotera Memories, Inc. (the “Company”) commenced as a development stage enterprise on December 17, 2002, and was legally established on January 23, 2003, however, it did not commence commercial operating activities until June 1, 2004.
      The Company’s main operating activities are to produce and to sell semiconductor products. In the development stage, the Company’s activities included financial planning, raising funds, employee hiring, and plant construction.
      As of December 31, 2004 and 2005, the Company had 1,408 and 1,824 employees, respectively.

(2)	Summary of Significant Accounting Policies
      The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the Republic of China (ROC). The financial statements are not intended to present the financial position of the Company and the related results of operations and cash flow in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the ROC. The significant accounting policies followed by the Company are as follows:

(a) Foreign currency transactions and translation

The Company’s reporting currency is the New Taiwan Dollar. Foreign currency transactions during the year are translated at the exchange rates on the transaction dates. Foreign currency-denominated assets and liabilities are translated into New Taiwan Dollar at the exchange rate prevailing on the balance sheet date, and the resulting realized and unrealized gains or losses are recognized as non-operating income or expenses.

(b) Convenience translation into U.S. dollars

The financial statements are stated in New Taiwan Dollars. Translation of the 2005 New Taiwan Dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the Federal Reserve exchange rate on December 30, 2005, of NT$32.8 to US$1 uniformly for all the financial statements’ accounts. The convenience translations should not be construed as representations that the New Taiwan Dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(c) Cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, time deposits, negotiable time deposits and other cash equivalents. Other cash equivalents represent highly liquid debt instruments with a maturity period of less than three months, such as commercial paper, repurchased government bond and other highly liquid investments which do not have a significant level of market or credit risk from potential interest rate changes.

(d) Short-term investments

Short-term investments consist mainly of bond funds, which are stated at the lower of aggregate cost or market value. Aggregate cost is determined by the weighted-average method. Market value is the listed net value of the fund at the balance sheet date. Losses resulting from a decline in market value are recognized in the income statement of the current period.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(e) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by using the monthly weighted-average method. Market value represents replacement cost or net realizable value.

(f) Property, plant and equipment/ Depreciation

Property, plant and equipment are stated at cost. The cost less accumulated depreciation is the net book value. Interest from borrowings obtained to finance the construction of property, plant and equipment is capitalized. Maintenance and repairs are expensed when incurred; major addition, improvement and replacement expenditures are capitalized.

Depreciation of property, plant and equipment is provided over their estimated useful lives by using the straight-line method. Assets still in service after reaching the end of their estimated useful lives are depreciated based on the residual value over their re-estimated useful lives. The useful lives of the assets are as follows:

(i) Buildings and structures: 8-50 years.

(ii) Vehicles: 5 years.

(iii) Machinery and equipment: 3-5 years.

(iv) Leased assets: 23.7 years.

(v) Miscellaneous equipment: 5-15 years.

Gains or losses on disposal of property, plant and equipment are recorded as non-operating income or expenses.

(g) Leases

A lease is deemed to be a capital lease if it conforms to any one of the following classification criteria:

(i)	the lease transfers ownership of the leased assets to the lessee by the end of the lease term;

(ii)	the lease contains a bargain purchase option;

(iii)	the lease term is equal to 75% or more of the total estimated economic life of the leased assets; this criterion should not be applied to leases in which the leased asset has been used for more than 75% of its estimated economic life before the lease begins;

(iv)	The present value of the rental plus the bargain purchase price or the guaranteed residual value is at least 90% of the fair market value of the leased assets at the inception date of the lease.

For the lessor, a capital lease must also conform to any one of the four classification criteria specified above and both of the following two further criteria:

(i)	collectibility of the lease payments is reasonably predictable; and

(ii)	no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

Under a capital lease, the Company, as the lessee, capitalizes the leased assets based on (a) the present value of all future installment rental payments (minus executory costs born by lessor) plus the bargain purchase price or lessee’s guaranteed residual value or (b) the fair market value of leased assets

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

at the lease inception date, whichever is lower. The depreciation period is restricted to the lease term, rather than the estimated useful life of the assets, unless the lease provides for transfer of title or includes a bargain purchase option.

Under a capital lease, the Company, as the lessor, records all installments plus the bargain purchase price or guaranteed residual value as the lease receivables. The implicit interest rate is used to calculate the present value of lease receivables as the cost of leased assets transferred. The difference between the total amount of lease receivables and the cost of leased assets transferred is recognized as unrealized interest income and is then recognized as realized interest income using the interest method over the lease term.

(h) Deferred charges

(i)	Any charges and consulting fees related to the syndicated loans are deferred and amortized over the loan terms.

(ii)	Power line compensation and the royalty paid to the Industrial Technology Research Institute are deferred and amortized over the estimated useful lives or the agreement terms.

(i) Employee retirement plan

The Company has established an employee noncontributory defined benefit retirement plan (the “Plan”) covering full-time employees in the Republic of China. In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Payments of retirement benefits are based on years of service and the average salary for the last six months before the employee’s retirement. Each employee gets 2 months’ salary for each service year for the first 15 years, and 1 month’s salary for each service year thereafter. A lump-sum retirement benefit is paid through the retirement fund.

Starting from July 1, 2005, the enforcement date of the newly enacted Labor Pension Act (the “New Act”), those employees who adopt the defined contribution plan are stipulated as follows:

(i)	employees who originally adopted the Plan and opt to be subject to the pension mechanism under the New Act;

(ii)	employees who commenced working after the enforcement date of the New Act.

In accordance with the New Act, the rate of contribution by an employer to an individual labor pension fund account per month shall not be less than 6% of the worker’s monthly wages.

The Company has adopted Republic of China Statement of Financial Accounting Standards (SFAS) No. 18, “Accounting for Pensions” for the noncontributory defined benefit retirement plan. SFAS No. 18 requires an actuarial calculation of the Company’s pension obligation as of each fiscal year-end. Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs covering the service lives of the retirement plan participants.

(j) Revenue recognition

Revenue is generally recognized when products are delivered to customers and the significant risks and rewards of ownership are transferred. Repair income is recognized when the services are provided.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

Revenue is generally recognized when it is realized or realizable and earned when all of the following criteria are met:

(i) persuasive evidence of an arrangement exists,

(ii) delivery has occurred or services have been rendered,

(iii) the seller’s price to the buyer is fixed or determinable, and

(iv) collectibility is reasonably assured.

(k) Income tax

Income taxes are accounted for using the asset and liability method. Deferred income tax is determined based on differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects of taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, net operating loss carryforwards, and income tax credits are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the asset will not be realized, a valuation allowance is recognized accordingly.

The classification of deferred income tax assets and liabilities as current or noncurrent is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of the asset or liability.

A tax imputation system was adopted in accordance with the amended ROC Income Tax Law. Under this system, the Company may retain the earnings incurred after December 31, 1997, by paying 10% surtax on such undistributed earnings, calculated on tax basis, and the surtax is accounted for as income tax expense on the date when the stockholders’ resolve not to distribute the earnings.

(l) Earnings (loss) per common share

Earnings (loss) per share are computed by dividing the net income (loss) made available for distribution to common stockholders by the weighted-average number of shares outstanding which is retroactively adjusted to include stock dividends issued during the period.

(m) Derivative financial instruments

(i) Foreign exchange forward contracts

Foreign exchange forward contracts which are entered into for the purpose of hedging the risks of exchange rate fluctuation on foreign currency receivables and payables are translated into New Taiwan Dollars using spot rates on the balance sheet date. The resulting translation difference is recorded as an exchange gain or loss in the accompanying statements of income. The difference between the forward rate and spot rate at the contract date is amortized over the contract period.

(ii) Interest rate swap contracts

Because there is no physical transfer of principal, only memo entries of notional principals are made for interest rate swaps. For trading swaps, the differences between the present and market values of interest receivables or payables arising thereon are reported as unrealized gains or losses on derivative instruments. For non-trading swaps, interest is accrued based on contract terms with interest revenue and expense recognized in the same period that the hedged items affect earnings.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(iii) Cross currency swaps (CCSs)

Memo entries of notional principals are made on the contract date for cross-currency swaps. Forward accounts receivables are offset against payables on the balance sheet date, with the difference reflected either as an asset or a liability. For trading swaps, gains or losses on the differences between the present and market value of principal and interests in New Taiwan Dollars, are recognized as unrealized gains or losses. For non-trading swaps, interest is accrued based on contract terms and principal repayment period, with interest revenue and expense recognized in the same period that the hedged items affect earnings.

(n) Asset impairment

Effective January 1, 2005, the Company adopted Republic of China Statement of Financial Accounting Standards No. 35 (ROC SFAS 35) “Accounting for Asset Impairment”. According to SFAS No. 35, the Company assesses at each balance sheet date whether there is any indication that an asset (individual asset or cash-generating unit) may have been impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. The Company recognizes impairment loss for an asset whose carrying value is higher than the recoverable amount.

The Company reverses an impairment loss recognized in prior periods for assets if there is any indication that the impairment loss recognized no longer exists or has decreased. The carrying value after the reversal should not exceed the recoverable amount or the depreciated or amortized balance of the assets assuming no impairment loss was recognized in prior periods.

(o) Basis for classifying assets and liabilities as current or non-current

Current assets are cash and other assets that a business will convert to cash or use up in a relatively short period of time — one year or one operating cycle, whichever is longer. Current liabilities are debts due within one year or one operating cycle, whichever is longer.

(3)	Reasons for and Cumulative Effect of Accounting Principle Changes
      The Company adopted Republic of China Statement of Financial Accounting Standards No. 35 “Accounting for Asset Impairment” in 2005. After performing an evaluation of impairment of its assets (individual asset or cash-generating unit), the Company determined that no impairment loss would be recognized as of December 31, 2005.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(4)	Revenues and expenses during development stage

	2004.1.1-2004.5.30	2002.12.17-2003.12.31

	NTD	NTD

Operating revenue	$—	—
Cost of goods sold	—	—

Gross profit	—	—

Administrative expenses	(1,452,163)	(566,506)

Net loss	(1,452,163)	(566,506)

Non-operating income
Interest income	1,171	4,417
Gain on disposal of investment	15,825	20,737
Exchange gain, net	231,209	5,259
Other income	3,633	773

	251,838	31,186

Non-operating expenses
Interest expenses	(40,420)	(23,336)
Other expenses	(788)	(30)

	(41,208)	(23,366)

Loss before income tax	(1,241,533)	(558,686)
Income tax benefit	1,003,936	574,277

Net (loss) income	$(237,597)	15,591

(5) Cash and cash equivalents
      Cash and deposits as of December 31, 2004 and 2005, consisted of:

	2004	2005

	NTD	NTD	USD

Cash on hand and petty cash	$130	160	5
Cash in bank — checking account	4,159	5,346	163
Cash in bank — demand deposit account	7,616,966	5,143	157
Cash in bank — foreign currency account	600,106	546,761	16,670
Time deposit	1,758,828	9,265,158	282,474

Total	$9,980,189	9,822,568	299,469

      Deposits were not pledged or mortgaged to secure bank loans.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(6)	Inventories
      As of December 31, 2004 and 2005, inventories consisted of the following:

	2004	2005

	NTD	NTD	USD

Raw material	$541,186	557,814	17,007
Supplies	379,428	468,803	14,293
Work in process	1,188,247	2,341,178	71,377
Finished goods	130	9,394	286
Inventory in transit	18,539	108,396	3,305

Total	$2,127,530	3,485,585	106,268

(a)	The insurance coverage for inventories amounted to NT$2,412,642 and NT$3,245,671 as of December 31, 2004 and 2005, respectively.
      (b) Inventories were not pledged or mortgaged to secure bank loans.

(7)	Lease Receivables
      (a) The Company signed a long-term lease agreement with Nanya Technology Corp. (NTC) to lease out a portion of a building and land (including supplemental equipment) located at No. 667, Fuhsing 3rd Road, Hwa-Ya Technology Park, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until December 31, 2034 (including the period when the lease is automatically extended), a total of 354 months. The lease agreement for the building is treated as a capital lease because the present value of the periodic rental payments since the inception date is at least 90% of the market value of the leased assets. The land is treated as an operating lease. The monthly rents for the leased building and land were NT$2,058 and NT$310, respectively.
      (b) The initial total amount of lease receivables for the capital lease of the building was NT$728,587; the implicit interest rate was 5.88%. The cost of leased assets transferred was NT$345,637 (including the net book value of the building and miscellaneous equipment of NT$277,372 and NT$68,265, respectively). The difference between the total amount of lease receivables and the cost of leased assets transferred was NT$382,950 and was recognized as unrealized interest income which is amortized over the lease period. For the year ended December 31, 2005, NT$10,133 was recognized as realized interest income. The details of lease receivables were as follows:

	2005

	Current		Non-current

	NTD	USD	NTD	USD

Gross lease receivables	$26,756	816	691,540	21,084
Less: Unrealized interest revenue	(20,066)	(612)	(352,752)	(10,755)

Net lease receivables	$6,690	204	338,788	10,329

      (c) For the year ended December 31, 2005, the rent revenue from the operating lease for land was NT$1,859, of which NT$310 was not received and was recorded as other receivables.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)
      (d) Future gross lease receivables classified as capital lease or operating lease as of December 31, 2005, were as follows:

	Capital lease		Operating lease

Duration	NTD	USD	NTD	USD

2006.1.1-2006.12.31	$24,698	753	3,719	113
2007.1.1-2007.12.31	24,698	753	3,719	113
2008.1.1-2008.12.31	24,698	753	3,719	113
2009.1.1-2009.12.31	24,698	753	3,719	113
2010.1.1-2034.12.31	617,447	18,825	92,964	2,834

	$716,239	21,837	107,840	3,286

(8)	Property, Plant and Equipment/ Depreciation
      As of December 31, 2004 and 2005, accumulated depreciation of property, plant and equipment consisted of:

	2004	2005

	NTD	NTD	USD

Buildings and structures	$24,756	99,863	3,045
Machinery and equipment	1,845,574	9,219,024	281,067
Vehicles	239	725	22
Leased assets	—	2,873	88
Miscellaneous equipment	171,967	808,146	24,639

Total	$2,042,536	10,130,631	308,861

(a)	All construction in progress is insured, and the insurance coverage thereon amounted to NT$60,354,152 and NT$35,778,787 as of December 31, 2004 and 2005, respectively.

(b)	As of December 31, 2004 and 2005, the insurance coverage on the buildings and equipment against fire loss amounted to NT$33,186,671 and NT$67,533,079, respectively.

(c)	In March 2005, the Company purchased two parcels of land numbered 350 and 351 located in Hwa-Ya, Kueishan, Taoyuan County, for NT$28,465 from the Land Readjustment Committee in Kueishan, Taoyuan County. As of December 31, 2005, the Company had paid NT$22,772, which was recorded as a prepayment on land purchase.

(d)	As of December 31, 2005, the insurance coverage for losses on business interruption amounted to NT$13,658,519.

(e)	The property, plant and equipment pledged to secure bank loans as of December 31, 2004 and 2005, were described in note 11.
(9) Leased Assets and Lease Payables

(a)	The Company signed a long-term lease agreement with NTC to lease a portion of the building and land located on the land numbered 348, 348-2 and 348-4, Hwa-Ya Section, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until February 28, 2029 (including the period when the agreement can be automatically extended), a total of 284 months. The lease agreement for the building is treated as a capital lease because (a) the present value of the periodic rental payments made since the inception date is at least 90% of the

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

market value of the leased assets and (b) the lease term is equal to 75% of or more of the total estimated economic life of the leased assets. The land is treated as an operating lease. The monthly rents for the leased building and land were NT$775 and NT$357, respectively.

(b)	The total amount of lease payables for the capital lease of the building was NT$135,996; the implicit interest rate was 4.46%. The fair value of the leased assets was NT$135,996. The details were as follows:

	2005.12.31

	NTD	USD

Lease payables	$134,357	4,096
Less: Current portion of lease payables	(3,390)	(103)

	$130,967	3,993

(c)	For the year ended December 31, 2005, the lease expense for the operating lease for land was NT$2,141, which was fully paid.

(d)	Future lease payments (excluding interest component) classified as capital lease or operating lease as of December 31, 2005, were as follows:

Duration	Capital lease		Operating lease

	NTD	USD	NTD	USD

2006.1.1-2006.12.31	$3,390	103	4,282	131
2007.1.1-2007.12.31	3,544	108	4,282	131
2008.1.1-2008.12.31	3,706	113	4,282	131
2009.1.1-2009.12.31	3,874	118	4,282	131
2010.1.1-2029.02.28	119,843	3,654	82,068	2,502

	$134,357	4,096	99,196	3,026

(10)	Short-term Loans
      Short-term loans as of December 31, 2004 and 2005, consisted of the following:

	2004	2005

	NTD	NTD	USD

Unsecured borrowings	$2,481,500	2,323,300	70,832

      The short-term loans bore interest at annual rates of 1.050%-1.157% in 2004 and 1.390% in 2005.
      The unused credit facility for short-term loans amounted to NT$5,666,700 as of December 31, 2005.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(11)	Long-term Loans
      Long-term loans as of December 31, 2004 and 2005, consisted of:

				2004

Bank	Repayment period	Nature	Interest rate	NTD

Taiwan Cooperative Bank (the managing bank)	February 2, 2006- February 2, 2009	Machinery loan	1.1725%-2.5793%	$8,298,420
I.C.B.C. (the managing bank)	November 15, 2006- November 15, 2009	Machinery loan	3.1607%-3.4567%	6,383,400

				$14,681,820

				2005

Bank	Repayment period	Nature	Interest rate	NTD	USD

Taiwan Cooperative Bank (the managing bank)	February 2, 2006- February 2, 2009	Machinery loan	4.6214%-4.7688%	$8,541,000	260,396
I.C.B.C. (the managing bank)	November 15, 2006- November 15, 2009	Machinery loan	5.3488%	22,075,200	673,025
I.C.B.C. (the managing bank)	November 15, 2006- November 15, 2009	Machinery loan	2.4260%	1,850,000	56,402

				32,466,200	989,823
Less: Current portion of long-term loans				(6,431,636)	(196,086)

				$26,034,564	793,737

      The Company signed a syndicated loan agreement with Taiwan Cooperative Bank, the managing bank of this syndicated loan, and 15 other banks on January 16, 2004. The Company had utilized US$260,000 from this loan facility for the period from February 2 to August 2, 2004. The details of the loan are as follows:

(a)	Credit line: US$260,000.

(b)	Interest rate: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Duration: 5 years.

(d)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(e)	The long-term loan is secured by machinery. As of December 31, 2004 and 2005, the net book value of the pledged assets amounted to NT$11,654,503 and NT$9,625,951, respectively.

(f)	This long-term borrowing was guaranteed by Nan Ya Plastics Corporation.

(g)	The Company has issued a promissory note for the syndicated loan.
      The Company signed a syndicated loan agreement with I.C.B.C., as the managing bank of the syndicated loan, and 23 other banks on October 14, 2004 (as of December 31, 2005, the actual number of banks had

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)
increased to 28). The Company applied for drawings of US$672,000 and NT$1,850,000 for the period November 15, 2004, to December 31, 2005. The details of the loan are as follows:

(a)	Credit line: US$672,000 and NT$5,700,000.

(b)	Interest rate for Tranche A: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Interest rate for Tranche B: The 180-day commercial paper rate in the primary market which appears on Moneyline Telerate, plus margin.

(d)	Duration: 5 years.

(e)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(f)	This long-term debt is secured by buildings and machinery. As of December 31, 2005, the net book value of the pledged assets amounted to NT$17,949,184.

(g)	This long-term borrowing was guaranteed by Nan Ya Plastics Corporation.

(h)	The Company has issued a promissory note for this syndicated loan.

(12)	Accrued Pension Liability
      The pension information for the years ended December 31, 2004 and 2005, was as follows:

	2004	2005

	NTD	NTD	USD

Balance of the retirement fund	$12,637	29,193	890
The net pension costs
Defined benefit retirement plan	30,094	35,317	1,077
Defined contribution plan	—	23,482	716
Accrued pension expenses	—	12,265	374
Accrued pension liabilities	30,755	50,594	1,543

(a)	The Company adopted Republic of China Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” for those employees covered by the non-contributory defined benefit retirement plan. The Company recognizes a minimum pension liability based on the actuarial report, which uses the balance sheet date as the measurement date.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(b)	The following table sets forth the details of the reconciliation of funded status to accrued pension liability on December 31, 2004 and 2005:

	2004	2005

	NTD	NTD	USD

Benefit obligation:
Vested benefit obligation	$(1,589)	(4,227)	(129)
Non-vested benefit obligation	(33,262)	(54,372)	(1,658)

Accumulated benefit obligation	(34,851)	(58,599)	(1,787)
Projected compensation increase	(38,746)	(65,607)	(2,000)

Projected benefit obligation	(73,597)	(124,206)	(3,787)
Fair value of plan assets	15,132	31,115	949

Funded status	(58,465)	(93,091)	(2,838)
Unamortized pension gain or losses	27,710	42,497	1,295

Accrued pension liability	$(30,755)	(50,594)	(1,543)

(c)	As of December 31, 2004 and 2005, the actuarial present value of the vested benefits for the Company’s employees in accordance with the retirement benefit plan was approximately NT$1,835 and NT$4,609, respectively. Major assumptions used to determine the pension plan funded status as of December 31, 2004 and 2005, were as follows:

	2004	2005

Discount rate	3.00%	3.00%
Rate of increase in compensation	3.00%	3.00%
Expected long-term rate of return on plan assets	3.00%	3.00%

(13)	Income Tax

(a)	The Company’s earnings are subject to income tax at a statutory rate of 25%. For the years ended December 31, 2004 and 2005, the components of income tax expense were as follows:

	2004	2005

	NTD	NTD	USD

Income tax expense — current	$46	152,162	4,639
Income tax expense — deferred	—	185,199	5,646

Income tax expense	$46	337,361	10,285

(b)	The differences between expected income tax expense calculated at a statutory income tax rate of 25% and the actual income tax as reported in the accompanying financial statements for the years ended December 31, 2004 and 2005, were summarized as follows:

	2004	2005

	NTD	NTD	USD

Income tax calculated based on financial pretax income	$225,327	1,566,770	47,767
Tax effect of tax-free income from income tax holiday	—	(1,269,719)	(38,711)
Increase in income tax credit for purchasing machinery and equipment	(3,480,741)	(3,353,698)	(102,248)

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

	2004	2005

	NTD	NTD	USD

Differences between estimated and actual income tax expense filing	(85)	263,056	8,020
Tax-exempt securities	(21,412)	(985)	(30)
Increase in valuation allowance for deferred income tax assets	3,276,911	3,123,694	95,235
10% surtax on undistributed earnings	—	7,862	240
Income tax expense imposed separately	46	381	12

Income tax expense	$46	337,361	10,285

      (c) Deferred income tax assets and tax liabilities as of December 31, 2004 and 2005, were as follows:

	2004	2005

	NTD	NTD	USD

Current:
Deferred income tax assets	23,744	66,267	2,020
Deferred income tax liabilities	(11,581)	(29,862)	(910)

Current deferred income tax assets, net	$12,163	36,405	1,110

Non-current:
Deferred income tax assets	$4,182,020	7,194,031	219,331
Valuation allowance for deferred income tax assets	(3,472,538)	(6,596,233)	(201,105)

Deferred income tax assets, net	709,482	597,798	18,226
Deferred income tax liabilities	(147,284)	(245,040)	(7,471)

Non-current deferred income tax assets, net	$562,198	352,758	10,755

Total deferred income tax assets, gross	$4,205,764	7,260,298	221,351

Total deferred income tax liabilities, gross	$158,865	274,902	8,381

Total valuation allowance for deferred income tax assets	$3,472,538	6,596,233	201,105

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(d)	As of December 31, 2004 and 2005, the components of deferred income tax assets or liabilities were as follows:

	2004		2005

	NTD		NTD		USD

		Effects on		Effects on		Effects on
	Amount	income tax	Amount	income tax	Amount	income tax

Deferred income tax assets:
Investment tax credit	$4,105,880	4,105,880	7,023,377	7,023,377	214,127	214,127
Difference in depreciation expense for tax purposes and financial accounting purposes	13,075	3,269	8,030	2,008	245	61
Pension expense in excess of tax limit	32,056	8,014	50,594	12,648	1,543	386
Loss carryforwards	189,657	47,414	—	—	—	—
Unrealized foreign exchange loss	86,083	21,521	818,944	204,736	24,968	6,242
Unrealized operating expense	78,665	19,666	70,114	17,529	2,138	535

Deferred income tax assets, gross		4,205,764		7,260,298		221,351

Deferred income tax liabilities:
Unrealized foreign exchange gain	$635,458	158,864	1,099,609	274,902	33,525	8,381

(e)	Under the ROC Statute for Upgrading Industries, the Company’s unused investment tax credits as of December 31, 2005, were as follows:

	Remaining deductible

Year	Amount	Amount	Expiry Year

	NTD	USD

Investment tax credit for purchasing machinery and equipment:
2003	$427,988	13,048	2007
2004	3,241,691	98,832	2008
2005	3,353,698	102,247	2009

	$7,023,377	214,127

      ROC Income Tax Law provides investment tax credit to companies that purchase certain type of equipment and machinery. Such tax credit can be used to reduce up to 50% of income tax liability arising from the Company’s products produced using such machinery for four years starting from the year of equipment purchase, and can be used to reduce up to 100% of such income tax liability in the fifth year.

(f)	The Company’s income tax returns have not been examined or assessed yet by the ROC tax authority.

(g)	Imputation credit account (ICA) and creditable ratio

(h)	As of December 31, 2004 and 2005, the balance of the Company’s ICA amounted to NT$196 and NT$27,822, respectively. The Company’s creditable ratio related to 2005 was 0.06%. There were no undistributed earnings belonging to the years before 1997.

(i)	The stockholders approved a resolution during their meetings on June 29, 2005, and October 18, 2004, to allow the Company to avail itself of the Income Tax Holiday for investment projects under

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

Article 9 of the Statute for Upgrading Industries. The Company has availed itself of the five-year Income Tax Holiday commencing from January 1, 2005 and June 1, 2005, respectively, for the taxable income that is derived only from the sale of products produced from its Fab 1-Phases 1 and 2 investment project. This income tax holiday reduced the Company’s effective income tax rate to as low as 5% in 2005. As of December 31, 2005, the exemption from profit-seeking enterprise income tax (“Income Tax Holiday”) under Article 9 of the Statute for Upgrading Industries for the aforesaid investment projects had the following duration.

Duration of Income Tax Holiday

Inotera Fab-1 — Phase 1	January 2005-December 2009
Inotera Fab-1 — Phase 2	June 2005-May 2009
(14) Stockholders’ Equity
      (a) Capital stock
      During their meetings on February 6, April 20, July 28, and November 10, 2004, the board of directors approved resolutions allowing the Company to increase its capital by issuing 666,670 thousand, 294,120 thousand, 315,790 thousand, and 361,910 thousand shares of common stock, NT$15, NT$17, NT$19, and NT$21 per share, respectively. The capital increase dates were February 17, May 20, August 3, and December 30, 2004, respectively, and were approved by and registered with the authorities.
      During their meeting on June 29, 2005, the stockholders approved a resolution allowing the Company to further increase its capital by NT$132,940 by declearing stock dividends out of its 2004 earnings. This capital increase was approved by the Securities and Futures Bureau (SFB) on July 12, 2005. On July 18, 2005, the board of directors resolved to set August 9, 2005 as the effective date for paying this stock dividend by issuing new shares. Following the issuance of these new shares, the total amount of the Company’s outstanding common stock was NT$25,109,540.
      As of December 31, 2004 and 2005, the Company’s total authorized capital amounted to NT$30,000,000 and NT$40,000,000, respectively, and total issued common stock amounted to NT$24,976,600 and NT$25,109,540, respectively, with $10 par value per share.
      (b) Capital surplus
      As of December 31, 2004 and 2005, the capital surplus consisted of the following:

	2004	2005

	NTD	NTD	USD

Paid-in capital in excess of par value	$15,548,660	15,548,660	474,045

      According to the ROC Company Law, realized capital surplus can be transferred to common stock after deducting the accumulated deficit, if any. Realized capital surplus includes the additional paid-in capital from issuance of common stock in excess of the common stock’s par value, donation from others, and additional paid-in capital — treasury stock.
      (c) Earnings appropriation and distribution
      The Company’s annual net profit, after providing for income tax and covering the losses of previous years, shall be first set aside for legal reserve at the rate of 10% thereof until the accumulated balance of legal reserve equals the total issued capital. The remaining net profit, if any, after providing for any special reserves or reserving certain undistributed earnings for business purposes shall be distributed as follows:

(i)	0.1%-1% as bonuses for directors and supervisors

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(ii)	1%-8% as employee bonuses

(iii)	The remainder as dividends and bonuses for stockholders, distributed in the form of cash dividends and/or stock dividends.
      Because it belongs to a highly capital-intensive industry with strong growth potential, the Company adopts a dividend distribution policy which is in line with its capital budget and long-term financial plans. This policy requires, among other things that the distribution of cash dividends shall be at least fifty percent (50%) of the Company’s total dividends for the year.
      Based on the resolutions approved by the stockholders during their meeting on June 29, 2005, the Company distributed its 2004 earnings as follows:

(i) Legal reserve (10% of net income): NT$90,130

(ii) Voluntary reserve: NT$542,605

(iii) Remuneration of directors and supervisors: NT$2,686

(iv) Employees’ bonus — cash: NT$8,057

(v) Employees’ bonus — stock: NT$8,057

(vi) Stockholders’ dividend — stock (0.05 NT dollar per share): NT$124,883

(vii) Stockholders’ dividend — cash (0.05 NT dollar per share): NT$124,883
      If the remuneration of directors and supervisors and the employees’ bonus were distributed by cash and recorded as compensation expenses, the retroactive earning per share in 2004 would decrease from NTD$0.51 to NTD$0.50. The distributed shares of the employees’ stock bonus in 2004 were 0.03% of the outstanding shares.
      The appropriation of the Company’s 2005 net income for the employees’ bonus and remuneration of directors and supervisors is subject to a resolution to be passed and approved by the Company’s directors and stockholders during their meetings normally held within six months after the year-end closing. Following the approval of this resolution, related information can be obtained from the public information website.
(15) Earnings per Share
      For the years ended December 31, 2004 and 2005, the weighted-average number of outstanding common shares and the common stock equivalents for calculating the basic EPS consisted of the following (expressed in thousands of New Taiwan Dollars and shares, except for earnings per share expressed in New Taiwan Dollars):

2004

	Amount			Earnings per share

	Income before	Income after	Total shares	Before	After
	income tax	income tax	outstanding	income tax	income tax

Basic earnings per share — retroactively adjusted	$901,347	901,301	1,767,217	0.51	0.51

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

2005

	Amount			Earnings per share

	Income before	Income after	Total shares	Before	After
	income tax	income tax	outstanding	income tax	income tax

NTD

Basic earnings per share — retroactively adjusted	$6,267,119	5,929,758	2,510,954	2.50	2.36

USD

Basic earnings per share — retroactively adjusted	$191,070	180,785	2,510,954	0.08	0.07

(16) Financial Instrument Information
      (a) Derivative financial instruments

(i)	In July 2004, the Company entered into two Euro forward exchange contracts to hedge the risk of Euro payments with Chinatrust Commercial Bank and Taishin International Bank, respectively. The foreign exchange loss thereon amounted to NT$1,387, which was recorded under other losses on the income statement. These contracts had the same notional amount of EUR4,000 thousand and were settled in advance on August 9, 2004.

(ii)	The Company entered into four interest rate swap agreements with Taipei Fubon Bank and three other banks to hedge the risk from fluctuations of interest rates for foreign long-term loans which were obtained by the Company in 2004. As of December 31, 2005 and 2004, the notional amounts of the outstanding interest rate swap agreements amounted to US$130,000 and US$130,000, respectively. Interest expenses incurred from these interest hedging activities amounted to NT$12,822 and NT$36,580, respectively. The net interest receivable and a payable as of December 31, 2005 and 2004, amounted to interest receivable of NT$1,348 and interest payable of NT$20,554, respectively.

(iii)	The Company entered into seventeen forward foreign exchange contracts with Standard Chartered Bank and three other banks to hedge the risk of foreign currency exchange rate fluctuations for foreign long-term loans. The deferred exchange gain for the year ended December 31, 2005, amounted to NT$1,313,265, of which NT$287,851 was amortized as non-operating income. The remaining unamortized balance was NT$1,025,414 as of December 31, 2005. As of December 31, 2005, the balance of forward foreign exchange contracts amounted to US$650,000, the details of which were as follows:

	2005

	NTD	USD

Forward contract receivables	$21,352,500	650,991
Payables for forward purchases	(19,059,075)	(581,069)
Deferred exchange gains	(1,025,414)	(31,263)

Forward contract receivable, net	$1,268,011	38,659

(iv)	The Company entered into five foreign currency swap agreements with Citibank to hedge the foreign currency exchange risk for Euro payments. There was no unsettled balance as of December 31, 2005. For the year ended December 31, 2005, the exchange loss incurred amounted to NT$3,004 and recorded as other losses.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(v)	The Company’s hedging strategy is to cover the biggest part of the risk. Because the foreign forward exchange rate is fixed, the cash flow risk is low. Credit risk is the risk that a counter-party will default on its obligation. The banks with which the Company entered into derivative transactions are all well-known financial institutions. Therefore, the Company does not expect the banks to default. As a result, the Company estimates credit risk to be reasonably low.
      (b) Fair value of financial instruments
      In accordance with ROC SFAS No. 27, “Disclosure of Financial Instruments”, the fair value of the Company’s derivative and non-derivative financial instruments was as follows:

	2004		2005

	NTD		NTD		USD

	Book	Fair	Book	Fair	Book	Fair
Financial Instruments	value	value	value	value	value	value

Forward foreign exchange contracts	$—	—	1,268	912	39	28
Interest rate swap agreements	—	(37)	—	39	—	1

	—	(37)	1,268	951	39	29

      The methods and assumptions used to estimate the fair value of each class of financial instruments were as follows:

(i)	The book value is believed to be not materially different from their fair value because the maturity dates of short-term financial instruments are within one year from the balance sheet date. Therefore, their book value is adopted as a reasonable basis for determining their fair value. This principle is applied in estimating the fair value of short-term financial instruments including cash and cash equivalents, account receivables, account payables, accrued expenses and short-term loans.

(ii)	Refundable deposits and guarantee deposits are collected or refunded in cash based on their amount. Therefore, their book value is equivalent to their fair value.

(iii)	The discounted present value of anticipated cash flows is adopted as the fair value of long-term debt and corporate bonds payable. The discounting rates used in calculating the present value are similar to those of the Company’s existing long-term loans.

(iv)	The fair values of derivative financial instruments are the estimated amounts expected to be received or to be paid by the Company assuming that it terminates the contracts on the balance sheet date. The majority of the Company’s derivative financial instruments have quotations available from financial institutions which are used in the calculation of the fair value.

(v)	The fair value of letters of credit or endorsements/guarantees is based on the contract price.

(c)	As of December 31, 2004 and 2005, the fair values of non-derivative financial instruments were estimated to be equal to their book values as of the same date.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(17)	Related-party Transactions
      (a) Names of and relationship with related parties

Name	Relationship with the Company

Nan Ya Plastics Corp. (NPC)	The president of Nan Ya Plastics Corp. is the chairman of the Company.
Nanya Technology Corp. (NTC)	Major shareholder
Infineon Technologies AG (IFX)	Major shareholder
Infineon Technologies Suzhou Co., Ltd. (IFSZ)	Subsidiary of IFX
Infineon Technologies, Richmond (IFR)	Subsidiary of IFX
      (b) Significant related-party transactions

(i) Sales revenue, and accounts receivable

Significant sales to related parties for the years ended December 31, 2004 and 2005, were as follows:

	2004		2005

	NTD	% of net	NTD	USD	% of net
	Amount	sales	Amount	Amount	sales

NTC	$2,985,699	50.09	11,502,292	350,680	49.94
IFX	2,975,131	49.91	9,180,137	279,882	39.86
IFSZ	—	—	2,347,571	71,572	10.19
IFR	—	—	2,203	67	0.01

	$5,960,830	100.00	23,032,203	702,201	100.00

The balances of accounts receivable resulting from the above transactions as of December 31, 2004 and 2005, consisted of the following:

	2004		2005

	NTD		NTD	USD
	Amount	%	Amount	Amount	%

NTC	$1,354,917	52.32	2,362,640	72,032	46.78
IFX	1,234,586	47.68	1,898,230	57,873	37.59
IFSZ	—	—	789,407	24,067	15.63

	$2,589,503	100.00	5,050,277	153,972	100.00

The normal credit term with related parties above is 60 days from delivery date.

(ii) Purchases and accounts payable

Significant purchases from related parties for the years ended December 31, 2004 and 2005, were as follows:

	2004		2005

	NTD	% of net	NTD	USD	% of net
	Amount	purchases	Amount	Amount	purchases

NPC	$165,793	3.63	49,827	1,519	0.51
IFX	562,897	12.31	464,481	14,161	4.71
NTC	—	—	—	—	—

	$728,690	15.94	514,308	15,680	5.22

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

The balances of accounts payable resulting from the above transactions as of December 31, 2004 and 2005, were as follows:

	2004		2005

		% of total			% of total
		accounts			accounts
	NTD	and notes	NTD	USD	and notes
	Amount	payable	Amount	Amount	payable

NPC	$88,654	0.98	32,420	988	0.80
IFX	42,385	0.47	22,792	695	0.56
NTC	—	—	—	—	—

	$131,039	1.45	55,212	1,683	1.36

The Company pays NPC on the 15th of the month following the month of purchase, and pays IFX within 30 days of the invoice date. Purchasing prices and payment terms of purchases from related parties are not materially different from those of non-related general suppliers.

(iii) Due to related parties

The details of financial borrowing from related parties for the year ended December 31, 2004, were as follows:

2004

	Maximum daily	Balance on
	balance	December 31
Related party	NTD	NTD	Interest rate	Interest expense

NTC	$315,500	—	2.281-2.849%	68

No financial borrowing was obtained from related parties for the year ended December 31, 2005.

As of December 31 2004, the Company had interest payable of NT$9 to NTC which was accounted as other payables — related parties.

(iv) Acquisition of property, plant and equipment

In May 2005, the Company purchased from NTC six parcels of land numbered 347 and five other numbers which are located in Hwa-Ya, Kueishan, Taoyuan County for NT$1,575,000. As of December 31, 2005, the Company had fully paid the purchase price.

In June 2005, the Company purchased electronic equipment from NTC for NT$73,827. As of December 31, 2005, the Company had fully paid the purchase price.

(v) Training expense

NTC and IFX both transferred a number of their employees to the Company to enable the Company to maintain a sufficient number of high-quality and loyal staff. Consequently, the Company is required to reimburse NTC and IFX for the loss of their experienced employees an amount equal to

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

6 months’ salary of those employees. The Company accrued and booked this expenditure as training expenses for the years ended December 31, 2004 and 2005 under administrative expenses, as follows:

	2004

	Training expense
Related party	payable	Training expense

IFX	$—	3,718
NTC	—	6,960

Total	$—	10,678

	2005

	Training expense
Related party	payable	Training expense

NTC-NTD	$—	5,180

NTC-USD	$—	158

(vi) Lease contracts

Commencing from July 1, 2005, the Company had signed lease contracts with NTC, as described in notes 7 and 9.

(vii) Other significant transactions

IFX provides some construction, technical and inspection services, etc., to the Company. As of December 31, 2004 and 2005, the unpaid liability from this transaction amounted to NT$245,892 and NT$61,757, respectively, which was accounted for as other payables — related parties.

NTC supplies some of the Company’s utilities, steam, purification for waste water, etc. As of December 31, 2004 and 2005, the unpaid liability from this transaction amounted to NT$38,629 and NT$20,059, respectively, which was accounted for as other payables — related parties.

NPC rents out dormitory space to the Company. As of December 31, 2005, the unpaid liability from this transaction amounted to NT$4,437, which was accounted for as other payables — related parties.

(viii) Contracts with related parties

The Company signed a “Product Purchase and Capacity Reservation Agreement” with NTC and IFX. Under this agreement, these entities are each entitled to a contracted percentage of the Company’s production capacity. The Company is committed to sell its production to these entities at a transfer price calculated in accordance with the formula stated in the agreement. This agreement took effect on July 15, 2003, and will continue in effect until the termination by either party with cause or when Joint Venture Agreement and/or the License and Technical Cooperation Agreement between NTC and IFX are terminated.

The Company signed a “Know-How Transfer Agreement” with NTC and IFX. Under this agreement, these entities allowed the Company to utilize their know-how in the semiconductor manufacturing process. This contract took effect on July 15, 2003, and it will continue in effect until either of the following conditions has been fulfilled: 1) both corporations decide to terminate their Joint Venture Agreement or 2) three years after the completion of know-how transfer.

The Company signed a service contract with NTC. Under this contract, NTC provides transaction support in the following areas: human resources, finance, engineering and construction, raw material and inventory, etc. The service fee is charged based on the actual type of service rendered. The contract took effect on July 15, 2003, and will continue in effect until terminated mutually by both parties.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(18)	Pledged Properties
      Please see note 11 for information on the Company’s assets pledged to secure loans.

(19)	Commitments and Contingencies
      As of December 31, 2005, in addition to those described in the financial statements and accompanying notes, the Company had outstanding letters of credit of approximately USD13,197, JPY342,070 thousand and EUR674,000.

(20)	Significant Disaster Loss: None.

(21)	Subsequent Events

(a)	The Board of Directors of the Company resolved to adopt a “Deferred Stock Purchase Plan” (the Plan). Under this Plan, the employees of the Company are allowed to purchase the Company’s shares which are being held by Hwa-Keng Investment Corp., a corporate stockholder of the Company, following the approval thereof by the board of directors and stockholders of Hwa-Keng Investment Corp. Also, the Plan requires that its actual implementation shall be made within 4 weeks after the approval of the Company’s stock listing by the SFB. The purchase price is the higher of NT$15 per share or the net book value per share of the Company at the time of the Plan’s execution plus 10% premium thereof. There were 71,124 thousand Company shares which were made available for purchase by the employees. On January 6, 2006, the Company received the approval from the SFB, and implemented the Plan on the same day. As of February 9, 2006, Hwa-Keng Investment Corp. sold 64,032,908 Company shares at NT$20.07 per share to the employees of the Company, following the Company’s implementation of the Plan.

(b) i.	On January 12, 2006, the Company was granted approval of its application to list its shares on the Taiwan Stock Exchange (TSE). The Company’s shares were initially listed on the TSE on March 17, 2006.

ii.	On February 6, 2006 and in accordance with the resolution approved by the Shareholders on September 27, 2005, the Board of Directors approved the Initial Public Offering of the Company shares through the issuance of 200 million Company shares for cash at proposed price of NT$33 per share on the TSE. The offering occurred on March 17, 2006.

iii.	On March 9, 2006 and in accordance with the resolution approved by the Shareholders on September 27, 2005, the Board of Directors approved the offering of Global Depositary Shares (GDS) through the issuance of 335 million to 400 million Company shares for cash. The offering is still pending.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

(22)	Others

(a)	The Company’s personnel, depreciation, and amortization expenses were as follows:

	2004

	Cost of goods	Operating
	sold	expenses	Total

	NTD
Personnel expenses
Salaries	$470,957	447,971	918,928
Labor and health insurance	28,996	22,486	51,482
Pension expenses	14,535	15,559	30,094
Other personnel expenses	14,076	11,108	25,184
Depreciation expenses	2,008,139	33,495	2,041,634
Amortization expenses	12,269	—	12,269

	2005

	Cost of goods	Operating
	sold	expenses	Total

	NTD
Personnel expenses
Salaries	$1,048,968	192,903	1,241,871
Labor and health insurance	63,796	8,084	71,880
Pension expenses	48,974	9,825	58,799
Other personnel expenses	29,724	3,628	33,352
Depreciation expenses	8,049,956	49,595	8,099,551
Amortization expenses	36,165	—	36,165

	2005

	Cost of goods	Operating
	sold	expenses	Total

	USD
Personnel expenses
Salaries	$31,981	5,881	37,862
Labor and health insurance	1,945	246	2,191
Pension expenses	1,493	300	1,793
Other personnel expenses	906	111	1,017
Depreciation expenses	245,425	1,512	246,937
Amortization expenses	1,103	—	1,103
      (b) As discussed in note 17(b)(viii) to the financial statements, the Company signed a service contract with NTC, under which the General Administrative Office of the Formosa Group is entrusted to provide certain administrative services. For the years ended December 31, 2004 and 2005, the service expenses paid to the General Administrative Office of the Formosa Group amounted to NT$16,507 and NT$25,631, respectively.

(23)	Segment Information
      (a) Industrial information
      The Company’s main operating activities are to produce and to sell semiconductor products, which belong to a single industrial segment.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)
      (b) Geographic information
      No geographic information was disclosed because the Company has no foreign operating segments.
      (c) Export sales information
      Export sales to geographic areas in 2004 and 2005 were summarized as follows:

	2004		2005

		% of			% of
	NTD	net	NTD	USD	net
Destination area	Amount	sales	Amount	Amount	sales

Europe	$2,975,131	49.91	9,180,137	279,882	39.86
Asia	—	—	2,347,571	71,572	10.19
North America	—	—	2,203	67	0.01

	$2,975,131	49.91	11,529,911	351,521	50.06

      (d) Major clients
      The major clients of the Company for the years 2004 and 2005 were summarized as follows:

	2004		2005

		% of			% of
	NTD	net	NTD	USD	net
	Amount	sales	Amount	Amount	sales

NTC	$2,985,699	50.09	11,502,292	350,680	49.94
IFX	2,975,131	49.91	9,180,137	279,882	39.86
IFSZ	—	—	2,347,571	71,572	10.19

	$5,960,830	100.00	23,030,000	702,134	99.99

(24)	Summary of Significant Difference Between Accounting Principles Followed by the Company and Generally Accepted Accounting Principles in the United States of America
      The Company’s financial statements have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A brief description of certain significant differences between ROC GAAP and U.S. GAAP are set out below.
      Certain differences which would have a significant effect on the Company’s results of operations and stockholders’ equity are as follows:

a. Derivative Financial Instrument Transactions

Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies have flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments.

U.S. GAAP contains detailed rules as to when hedge accounting is appropriate. As a consequence, certain derivative contracts such as foreign currency forward contracts and interest rate swaps included in the Company’s balance sheet would be recorded at the derivatives contract’s market rate as of the reporting date, resulting in a decrease in other receivables as reported under the ROC GAAP balance sheet.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

b. Bonuses to Employees, Directors and Supervisors

Under the ROC regulations and the Company’s Articles of Incorporation, a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or shares or both. All of these appropriations, including share bonuses which are valued at par value of NT$10, are charged against retained earnings, after such appropriations are formally approved by the shareholders in the following year.

Under U.S. GAAP, bonuses and remuneration are generally expensed as services are rendered. Also under U.S. GAAP, bonuses which are paid in the form of Company shares are recorded within equity at fair market value, with a corresponding charge to earnings for the difference between the fair value of the shares at the date of grant and the price paid by the employee, if any.

c. Surtax

Companies in the ROC are subject to a 10% surtax on undistributed tax basis profits earned after December 31, 1997. If the undistributed tax earnings are distributed in the following year, the 10% surtax is not due. Under ROC GAAP, income tax expense is recorded in the statement of operations in the following year if the earnings are not distributed to the shareholders.

Under U.S. GAAP, a 10% surtax leviable on the undistributed tax earnings is recorded in the statement of income in the year when the profits were earned. The income tax expense, including the tax effects of temporary differences, in such year is measured by using the rate that includes this 10% surtax.

d. Capital contribution

Under ROC GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner/shareholder is not recorded nor treated as the shareholder’s capital contribution in the Company.

Under U.S. GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner would be recorded as expense and treated as capital contribution in the Company.

e. Lease

Under ROC GAAP, the estimated fair value of a partial leased building used in evaluating the lease classification described under note 2 (g) to the financial statements can be based on the proportionate fair value of the entire building.

Under U.S. GAAP, the fair value of a partial lease building used in determining the lease classification must be based on the specific fair value of the leased asset. In the event that the fair value of the partial leased building can not be determined, the lease of a partial building should be treated as an operating lease. As a result, the leased asset described in note 7 to the financial statements, which was treated as a capital lease under ROC, would be treated as an operating lease under U.S. GAAP.

f. Related party

Under ROC GAAP, the transaction with the Formosa Group as described in note 22(b) is not treated as a related party transaction.

Under U.S. GAAP, the transaction would be considered a related party transaction.

g. Earnings per share

Under ROC GAAP, earnings per share in calculated based on the weighted average number of outstanding shares. The number of outstanding shares is retroactively adjusted for stock dividends and new common stock issued through unappropriated earnings and capital surplus.

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)

Under U.S. GAAP, when a simple capital structure exists, basic earnings per share is calculated using the weighted average number of common shares outstanding. The number of outstanding shares is not retroactively adjusted for stock dividends.
      The following reconciles net income and shareholders entity under ROC GAAP as reported in the audited financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the difference listed above.

	2004	2005

	NTD	NTD	USD

Net income	$901,301	$5,929,758	180,785
Net income based on ROC GAAP
Adjustments:
a. Foreign currency forward contracts-mark-to-market	—	(355,857)	(10,849)
a. Interest rate swaps-mark-to-market	(53,763)	75,943	2,315
b. Bonuses to employees	(24,976)	(298,866)	(9,112)
b. Remuneration to directors and supervisors	(2,686)	(3,736)	(114)
c. 10% surtax on undistributed tax earnings	—	(565,812)	(17,250)
c. Tax expense	50,725	588,522	17,943
d. Expatriate employees payroll cost paid by IFX	(156,076)	(168,697)	(5,143)
e. Operating lease	—	(4,742)	(145)

Net decrease in net income	(186,776)	(733,245)	(22,355)
Net income based on U.S. GAAP	$714,525	$5,196,513	158,430
Earnings per share	$0.41	$2.08	0.06

Shareholders’ equity
Shareholders’ equity based on ROC GAAP	$41,442,152	$47,236,284	1,440,131
Adjustments:
a. Foreign currency forward contracts — mark-to-market	—	(355,857)	(10,849)
a. Interest rate swaps — mark-to-market	(37,306)	38,637	1,178
b. Bonuses to employees	(24,976)	(298,866)	(9,112)
b. Remuneration to directors and supervisors	(2,686)	(3,736)	(114)
c. 10% surtax on undistributed tax earnings	—	(565,812)	(17,250)
c. Tax expense	50,725	639,247	19,489
d. Expatriate employees payroll cost paid by IFX	(156,076)	(324,773)	(9,902)
d. Contributed capital (net of tax) arising from employees payroll paid by IFX	105,351	219,221	6,684
e. Operating lease	—	(4,742)	(145)

Net decrease in shareholders’ equity	(64,968)	(656,681)	(20,021)

Shareholders’ equity based on U.S. GAAP	$41,377,184	$46,579,603	1,420,110

Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of year	$11,957,098	$41,377,184	1,261,500
Issuance of common stock	28,600,210	—	—
Bonus to stockholders	—	(124,883)	(3,807)
Bonus share issued at a premium to the employees	—	16,919	516
Contributed capital (net of tax) arising from employees payroll paid by IFX	105,351	113,870	3,471
Net income for the twelve months	714,525	5,196,513	158,430

Balance, end of year	$41,377,184	$46,579,603	1,420,110

INOTERA MEMORIES, INC.
Notes to Financial Statements — (Continued)
      A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP as of December 31, 2004 and 2005 were as follows:

	2004	2005

	NTD	NTD	USD

Current Assets
As reported	$15,881,410	$20,340,339	620,132
U.S. GAAP adjustments
Financial assets-Interest rate swaps	—	38,637	1,178
Financial assets-Foreign currency forward contracts	—	(355,857)	(10,849)
Current portion of lease receivables	—	(6,690)	(204)
Deferred tax assets — current, net	—	11,277	344
Other current assets	—	2,057	63

As adjusted	$15,881,410	$20,029,763	610,664

Property, plant and equipment
As reported	$51,543,552	$66,162,814	2,017,158
U.S. GAAP adjustments
Building and structure	—	281,538	8,583
Other equipment	—	75,555	2,304
Accumulated depreciation	—	(18,414)	(561)

As adjusted	$51,543,552	$66,501,493	2,027,484

Other Assets
As reported	$727,142	$854,936	26,065
U.S. GAAP adjustments
Deferred tax assets — non-current, net	—	239,512	7,302
Lease Receivables — long term	—	(338,788)	(10,329)

As adjusted	$727,142	$755,660	23,038

Current Liabilities
As reported	$11,996,800	$13,903,989	423,902
U.S. GAAP adjustments
Employees bonus	24,976	298,866	9,112
Remuneration to directors and supervisors	2,686	3,736	114
10% surtax on undistributed earnings	—	282,906	8,625

As adjusted	$12,024,462	$14,489,497	441,753

Other Liabilities
As reported	$31,332	$52,285	1,594
U.S. GAAP adjustments
Other financial liabilities-IRS	37,306	—	—

As adjusted	$68,638	$52,285	1,594

Worldwide competence centers

Xi'an
Beijing[1]
Burlington
Richmond
Suzhou
Dresden
Shanghai[2]
Padua
Tokyo
San Jose
Munich
Taipei
Raleigh
Taichung[2]
Taoyuan[3]
Porto
Hsinchu[2]
Malacca
Singapore

[1] Foundry partnership with SMIC
[2] Foundry partnership with Winbond
[3] Joint venture with Nanya

R&D
Manufacturing
Foundry
Regional Center

Qimonda

63,000,000 American Depositary Shares
Representing 63,000,000 Ordinary Shares
Qimonda
U.S.$                            per ADS

Prospectus
                               , 2006

Credit Suisse	Citigroup	JPMorgan

ABN AMRO Rothschild LLC	Deutsche Bank Securities	HVB Capital Markets, Inc.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers
      The laws of Germany make no provision for the indemnification of members of the Supervisory or Management Boards of a German stock corporation.
      The Registrant has provided insurance for the indemnification of its directors and officers against general civil liability that they may incur in connection with their activities on behalf of Qimonda AG. The Registrant will continue to provide insurance for the indemnification of its officers and directors against such liability, as well as against liabilities under the Securities Act.
      In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the Registrant, members of the Registrant’s supervisory board and management board and persons who control the Registrant within the meaning of the Securities Act, against certain liabilities.

Item 7.	Recent Sales of Unregistered Securities
      The Registrant has not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon its carve-out to the Registrant’s sole stockholders, which issuances were not subject to the provisions of the Securities Act in accordance with Regulation S thereunder. On April 25, 2006, the Registrant granted 132,288,975 of its no-par value ordinary registered shares to Infineon Technologies AG and on May 4, 2006, it granted 167,686,025 of its no-par value ordinary registered shares to Infineon Technologies Holding B.V. In each case, these shares were granted in exchange for the contribution of those assets and liabilities by the Registrant’s stockholders which now comprise the Registrant’s business. The shares were issued in an offshore transaction, no directed selling efforts were made in the United States by the Registrant in connection with the issuance and, at the time of the issuance, there was no substantial U.S. market interest in the shares.

Item 8.	Exhibits and Financial Statement Schedules
      (a) Exhibits

Exhibit
No.	Description

1	Form of Underwriting Agreement among Qimonda AG, Infineon Technologies AG, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the several underwriters listed therein.*
3(i)	Articles of Association of Qimonda AG, as amended and restated as of July 14, 2006 (English translation).*
3(ii)(A)	Rules of Procedure for the Management Board of Qimonda AG (English translation).*
3(ii)(B)	Rules of Procedure for the Supervisory Board of Qimonda AG (English translation).*
4(i)(A)	Specimen of ordinary registered share certificate.*
4(i)(B)	Form of Deposit Agreement among Qimonda AG, Citibank, N.A. and holders and beneficial owners of American Depositary Shares.*
4(i)(C)	Form of American Depositary Receipt (included in Exhibit 4(i)(B)).*
5(i)	Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the legality of the securities being registered.
10(i)(A)	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, and addendum thereto, dated as of June 2, 2006 (English translation).*
10(i)(B)	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of May 4, 2006 (English translation).*

Exhibit
No.	Description

10(i)(C)	Trust Agreement between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (English translation).*
10(i)(D)	Master Loan Agreement between Qimonda AG and Infineon Technologies Holding B.V., dated April 28, 2006.*
10(i)(E)	Global Services Agreement between Infineon Technologies AG and Qimonda AG, effective May 1, 2006.*
10(i)(F)	Multicurrency Revolving Credit Facility Agreement dated July 31, 2006 for Qimonda AG coordinated by Citigroup Global Markets Limited, Credit Suisse, London Branch, J.P. Morgan PLC and the other lenders listed therein, with Citibank International PLC acting as agent.*
10(i)(G)	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002.*,**
10(i)(H)	Amendments No. 1, 2 and 3 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002.**
10(i)(I)	Amendment No. 4 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002.*,**
10(i)(J)	60nm Technical Cooperation Agreement between Nanya Technology Corporation and Infineon Technologies AG for DRAM Process Technology, dated September 29, 2005.†,*,**
10(i)(K)	110nm License and 90/70nm Technical Cooperation Agreement between Nanya Technology Corporation and Infineon Technologies AG for DRAM Process Technology, dated November 13, 2002, as amended.†,*,**
10(i)(L)	Product Purchase and Capacity Reservation Agreement by and between Hwa-Ya Semiconductor Inc. (Inotera), Nanya Technology Corporation and Infineon Technologies AG, dated July 15, 2003, as amended.*,**
10(i)(M)	Product Purchase and Capacity Reservation Agreement by and between Semiconductor Manufacturing International Corporation, Semiconductor Manufacturing International (Shanghai) Corporation and Infineon Technologies AG, dated December 4, 2002, as amended.*,**
10(i)(N)	Product Purchase and Capacity Reservation Agreement 300nm by and between Winbond Electronics Corporation and Infineon Technologies AG, dated August 6, 2004.*,**
10(i)(O)	Cooperative Joint Venture Contract between Infineon Technologies China Co., Ltd. and China-Singapore Suzhou Industrial Park Ventures Co., Ltd., dated July 28, 2003, as amended.*,**
10(i)(P)	Settlement and License Agreement by and among Rambus Inc., Infineon, Infineon Technologies North America Corp. and Infineon Technologies Holding North America Inc., dated as of March 21, 2005.*,**
10(i)(Q)	Master IT Cost Sharing Agreement by and between Infineon Technologies AG and Qimonda AG, effective May 1, 2006.*
10(i)(R)	License Agreement between Tessera, Inc. and Qimonda AG, dated August 1, 2006.*,**
10(i)(S)	Eleventh Amendment to License and Technical Cooperation Agreement dated November 13, 2002 and First Amendment to 60nm Technical Cooperation Agreement dated September 29, 2005, both between Nanya Technology Corporation and Infineon Technologies AG.*
21	List of Significant Subsidiaries and Associated Companies of Qimonda AG as defined in Rule 1-02(w) of Regulation S-X: See “Our Business — Group Structure — Significant Subsidiaries.”*
23(A)	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Qimonda AG.
23(B)	Consent of KPMG Certified Public Accountants with respect to Inotera Memories, Inc.
23(C)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5(i)).
24	Power of Attorney.*
99(A)	Articles of Association of Inotera Memories, Inc., amended as of June 7, 2006.*

*	Previously filed.

**	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission by Qimonda AG.

†	Eleventh Amendment to 110nm License and 90/70nm Technical Cooperation Agreement and First Amendment to 60nm Technical Cooperation Agreement are filed as Exhibit 10(i)(S) to this registration statement.
     (b) Financial Statement Schedules
None.

Item 9.	Undertakings
      (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (c) The undersigned Registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(iv) For the purposes of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 5 to be signed on its behalf by the undersigned, thereunto duly authorized, in Munich, Germany, on this 7th day of August, 2006.

Qimonda AG

By:	/s/ Kin Wah Loh

Name: Kin Wah Loh
Member of the Management Board

By:	/s/ Dr. Michael Majerus

Name: Dr. Michael Majerus
Member of the Management Board
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kin Wah Loh Name: Kin Wah Loh	Spokesman of the Management Board, President and Chief Executive Officer (Principal Executive Officer)	August 7, 2006

/s/ Dr. Michael Majerus Name: Dr. Michael Majerus	Chief Financial Officer; Member of the Management Board (Principal Financial and Accounting Officer)	August 7, 2006

/s/ Thomas Seifert Name: Thomas Seifert	Member of the Management Board	August 7, 2006

AUTHORIZED REPRESENTATIVE
      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 has been signed by the undersigned on this 7th day of August, 2006.

QIMONDA NORTH AMERICA CORP.

By:	/s/ Michael J. Munn

Name: Michael J. Munn

Title:	General Counsel, Qimonda North America Corp.
Authorized Representative in the United States

EXHIBIT INDEX

Exhibit
No.	Description

1	Form of Underwriting Agreement among Qimonda AG, Infineon Technologies AG, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc, as representatives of the several underwriters listed therein.*
3(i)	Articles of Association of Qimonda AG, as amended and restated as of July 14, 2006 (English translation).*
3(ii)(A)	Rules of Procedure for the Management Board of Qimonda AG (English translation).*
3(ii)(B)	Rules of Procedure for the Supervisory Board of Qimonda AG (English translation).*
4(i)(A)	Specimen of ordinary registered share certificate.*
4(i)(B)	Form of Deposit Agreement among Qimonda AG, Citibank, N.A. and holders and beneficial owners of American Depositary Shares.*
4(i)(C)	Form of American Depositary Receipt (included in Exhibit 4(i)(B)).*
5(i)	Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the legality of the securities being registered.
10(i)(A)	Contribution Agreement (Einbringungsvertrag) between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006, and addendum thereto, dated as of June 2, 2006 (English translation).*
10(i)(B)	Contribution Agreement (Einbringungsvertrag) between Infineon Holding B.V. and Qimonda AG, dated as of May 4, 2006 (English translation).*
10(i)(C)	Trust Agreement between Infineon Technologies AG and Qimonda AG, dated as of April 25, 2006 (English translation).*
10(i)(D)	Master Loan Agreement between Qimonda AG and Infineon Technologies Holding B.V., dated April 28, 2006.*
10(i)(E)	Global Services Agreement between Infineon Technologies AG and Qimonda AG, effective May 1, 2006.*
10(i)(F)	Multicurrency Revolving Credit Facility Agreement dated July 31, 2006 for Qimonda AG coordinated by Citigroup Global Markets Limited, Credit Suisse, London Branch, J.P. Morgan PLC and the other lenders listed therein, with Citibank International PLC acting as agent.*
10(i)(G)	Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002.*,**
10(i)(H)	Amendments No. 1, 2 and 3 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002 .**
10(i)(I)	Amendment No. 4 to the Joint Venture Agreement between Infineon and Nanya Technology Corporation, executed on November 13, 2002.*,**
10(i)(J)	60nm Technical Cooperation Agreement between Nanya Technology Corporation and Infineon Technologies AG for DRAM Process Technology, dated September 29, 2005.†,*,**
10(i)(K)	110nm License and 90/70nm Technical Cooperation Agreement between Nanya Technology Corporation and Infineon Technologies AG for DRAM Process Technology, dated November 13, 2002, as amended.†,*,**
10(i)(L)	Product Purchase and Capacity Reservation Agreement by and between Hwa-Ya Semiconductor Inc. (Inotera), Nanya Technology Corporation and Infineon Technologies AG, dated July 15, 2003, as amended.*,**
10(i)(M)	Product Purchase and Capacity Reservation Agreement by and between Semiconductor Manufacturing International Corporation, Semiconductor Manufacturing International (Shanghai) Corporation and Infineon Technologies AG, dated December 4, 2002, as amended.*,**
10(i)(N)	Product Purchase and Capacity Reservation Agreement 300nm by and between Winbond Electronics Corporation and Infineon Technologies AG, dated August 6, 2004.*,**

Exhibit
No.	Description

10(i)(O)	Cooperative Joint Venture Contract between Infineon Technologies China Co., Ltd. and China-Singapore Suzhou Industrial Park Ventures Co., Ltd., dated July 28, 2003, as amended.*,**
10(i)(P)	Settlement and License Agreement by and among Rambus Inc., Infineon, Infineon Technologies North America Corp. and Infineon Technologies Holding North America Inc., dated as of March 21, 2005.*,**
10(i)(Q)	Master IT Cost Sharing Agreement by and between Infineon Technologies AG and Qimonda AG, effective May 1, 2006.*
10(i)(R)	License Agreement between Tessera, Inc. and Qimonda AG, dated August 1, 2006.*,**
10(i)(S)	Eleventh Amendment to License and Technical Cooperation Agreement dated November 13, 2002 and First Amendment to 60nm Technical Cooperation Agreement dated September 29, 2005, both between Nanya Technology Corporation and Infineon Technologies AG.*
21	List of Significant Subsidiaries and Associated Companies of Qimonda AG as defined in Rule 1-02(w) of Regulation S-X: See “Our Business — Group Structure — Significant Subsidiaries.”*
23(A)	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Qimonda AG.
23(B)	Consent of KPMG Certified Public Accountants with respect to Inotera Memories, Inc.
23(C)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5(i)).
24	Power of Attorney.*
99(A)	Articles of Association of Inotera Memories, Inc., amended as of June 7, 2006.*

*	Previously filed.

**	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission by Qimonda AG.

†	Eleventh Amendment to 110nm License and 90/70nm Technical Cooperation Agreement and First Amendment to 60nm Technical Cooperation Agreement are filed as Exhibit 10(i)(S) to this registration statement.